Form 20-F
period 2012-12-31
TODA INTERNATIONAL HOLDINGS INC.
filed 2013-06-03
CIK 1381792

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2012.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . .. . . . . . . . . . . . . .

For the transition period from                       to

Commission file number: 000-52346

TODA INTERNATIONAL HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

c/o Dalian TOFA New Materials Development Co, Ltd. No. 18-2-401 Gangjing Garden, Dandong Street, Zhongshan District Dalian, Liaoning Province, PRC 116001
(Address of principal executive offices)

Yue Kou, Chief Financial Officer

c/o Dalian TOFA New Materials Development Co, Ltd.

No. 18-2-401 Gangjing Garden, Dandong Street, Zhongshan District

Dalian, Liaoning Province, PRC 116001

Telephone: 011-86-(411) 8278-9758

(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None

Securities registered or to be registered pursuant to Section 12(g) of the Act:

Ordinary stock, par value $0.000256 per share

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,780,000 shares of the Issuer’s ordinary stock, par value $0.000256 were outstanding as of December 31, 2012.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes   ☒ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes   ☐ No

INTRODUCTION

This Annual Report on Form 20-F includes our audited consolidated financial statements as of December 31, 2012 and 2011 and for the years ended December 31, 2012, 2011 and 2010.

In this Annual Report on Form 20-F, we will refer to TODA International Holdings, Inc., a Cayman Islands exempted company, as "TODA," "Company," "we," "us," and "our."

Unless otherwise indicated and except where the context otherwise requires, references in this Annual Report on Form 20-F to:

•	“China” or “PRC” refers to the People’s Republic of China, excluding, for the purpose of this Annual Report only, Taiwan, Hong Kong and Macau;

•	“Renminbi,” or “RMB” are to the legal currency of China, all references to “U.S. dollars,” “dollars,” “$” or “US” are to the legal currency of the United States. Any discrepancies in any table between totals and sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

The statements contained in this Annual Report on Form 20-F that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, which can be identified by the use of forward-looking terminology, such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative thereof or other variations thereon, or by discussions of strategy that involve risks and uncertainties. Management wishes to caution the reader of the forward-looking statements that such statements, which are contained in this annual report, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee, and general business factors affecting our operations, markets, growth, services, products, licenses and other factors discussed in our other filings with the Securities and Exchange Commission ("SEC"), and that these statements are only estimates or predictions. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of risks facing us, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results to be materially different from any future results expressed or implied by us in those statements. Some of these risks are described in “Item 3.D. Key Information—Risk Factors” or in other parts of this annual report on Form 20-F.

These risk factors should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. All written and oral forward looking statements made in connection with this annual report that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given these uncertainties, we caution investors not to unduly rely on our forward-looking statements. We do not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Further, the information about our intentions contained in this document is a statement of our intention as of the date of this document and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and our assumptions as of such date. We may change our intentions, at any time and without notice, based upon any changes in such factors, in our assumptions or otherwise.

PART I.

ITEM 1.          IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.          OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.          KEY INFORMATION

A                       Selected Financial Data

The following table sets forth selected financial information from our financial statements prepared in accordance with US GAAP for our five most recently completed fiscal periods consisting of the years ended December 31, 2012, 2011, 2010, 2009 and 2008.  The information for the last three fiscal years ended December 31, 2012, 2011, and 2010 have been extracted from our audited consolidated financial statements and the related notes included herein and should be read in conjunction with such financial statements included in this Annual Report beginning on page F-1.  Information for the years ended December 31, 2009 and 2008 have been extracted from unaudited financial statements not disclosed elsewhere and presented below. Our historical results do not necessarily indicate results expected for any future periods

	Year ended December 31,
	2012	2011	2010	2009	2008
				(unaudited)	(unaudited)
Consolidated Statements of Operations:
Revenue	$42,638,117	52,469,229	39,630,752	24,026,130	28,226,790
Net income (loss) for the year	4,488,757	9,953,708	10,622,027	4,643,768	2,056,471
Net income (loss) attributable to non-controlling interest	16,753	(5,057)	-	-	-
Net income (loss) attributable to common stockholders	4,505,510	9,948,651	10,622,027	4,643,768	2,056,471
Earning (loss) per share – basic	0.16	0.42	0.65	93	41
Earning (loss) per share – diluted	0.16	0.36	0.39	93	41
Weighted average common shares outstanding – basic	27,780,000	23,731,700	16,419,955	50,000	50,000
Weighted average common shares outstanding – diluted	27,780,000	27,596,956	26,877,150	50,000	50,000

Consolidated Balance Sheets:
Total assets	$63,345,378	50,080,535	36,661,902	20,375,038	N/A
Property, plant and equipment	8,912,745	3,751,659	3,123,858	1,598,282-	N/A
Total current liabilities	23,590,086	15,654,945	13,600,580	9,347,449	N/A
Total stockholders’ equity (deficiency)	39,755,292	34,425,590	23,061,322	11,027,589	N/A

No dividends have been declared or paid in Fiscal 2012.

B      Capitalization and Indebtedness

Not Applicable.

C      Reasons for the Offer and Use of Proceeds

Not Applicable.

D      Risk Factors

Our business and an investment in our securities are subject to a variety of risks. You should carefully consider the risks described below before making any investment decision. The following risk factors describe the most significant events, facts or circumstances that we believe could have a material adverse effect upon our business, financial condition, results of operations, ability to implement our business plan, and the market price for our securities. Additional risks not presently known to us or that we currently believe are immaterial may also impair our business operations. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this Annual Report on Form 20-F, including our consolidated financial statements and related notes.

Risks Related to Our Business

Adverse capital and credit market conditions may significantly affect our ability to meet liquidity needs, access to capital and cost of capital.

The capital and credit markets have been experiencing extreme volatility and disruption in recent months, including, among other things, extreme volatility in securities prices, severely diminished liquidity and credit availability, ratings downgrades of certain investments and declining valuations of others. Governments have taken unprecedented actions intended to address extreme market conditions that have included severely restricted credit and declines in real estate values. In some cases, the markets have exerted downward pressure on availability of liquidity and credit capacity for certain issuers. While currently these conditions have not impaired our ability to utilize our current credit facilities and finance our operations, there can be no assurance that there will not be a further deterioration in financial markets and confidence in major economies such that our ability to access credit markets and finance our operations might be impaired. Adverse market conditions may limit our ability to replace, in a timely manner, maturing liabilities and access the capital necessary to operate and grow our business. As such, we may be forced to delay raising capital or bear an unattractive cost of capital which could decrease our profitability and significantly reduce our financial flexibility. Demand for our products is vulnerable to economic downturns. The worsening of economic condition could result in a decrease in or cancellation of orders for our products. We are unable to predict the duration and severity of the current disruption in financial markets and the global adverse economic conditions and the effect such events might have on our business. Our results of operations, financial condition, cash flows and capital position could be materially adversely affected by disruptions in the financial markets. Further, any decreased collectability of accounts receivable or early termination of sales contracts due to the current deterioration in economic conditions could negatively impact our results of operations.

We may encounter substantial competition in our business and our failure to compete effectively may adversely affect our ability to generate revenue.

The bimetallic industry is becoming increasingly competitive in China. The principal elements of competition in the bimetallic industry are, in our opinion, pricing, payment terms, product availability and quality. Our major competitors with substantially greater resources than us may be better able to successfully endure downturns in our industrial sector. In periods of reduced demand for our products, we can either choose to maintain market share by reducing our selling prices to meet the competition or maintain selling prices, which may sacrifice market share. Sales and overall profitability would be reduced under either scenario. In addition, we cannot assure you that additional competitors will not enter our markets, or that we will be able to compete successfully against existing or new competition.

We may not be able to effectively control and manage our growth.

If our business and markets continue to grow and develop as we expect, it will be necessary for us to finance and manage expansion in an orderly fashion. We may face challenges in managing expanding product offerings and in integrating acquired businesses with our own. Such eventualities will increase demands on our existing management and facilities. Failure to manage this growth and expansion could interrupt or adversely affect our operations, cause production backlogs, longer product development time frames and administrative inefficiencies.

Quarterly operating results may fluctuate due to factors beyond our control, including customer demand and raw materials pricing.

Our quarterly results of operations may fluctuate as a result of a number of factors, including fluctuation in the demand for our products and changes in the price of copper, which directly affects the prices of our products and may influence demand. Quarter-to-quarter comparisons of results of operations have been and will be impacted by the volume of such orders and shipments. In addition, our operating results each quarter could be adversely affected by the following factors, among others, such as variations in the mix of product sales, price changes in response to competitive factors, increases in raw material costs and other significant costs, increases in utility costs (particularly electricity), various types of insurance coverage and interruptions in plant operations. Some uses of our products are subject to seasonality factors which can affect our quarter to quarter results as well.

Fluctuating copper prices impact our business and operating results.

The copper industry is highly volatile and cyclical in nature. Copper prices, which have increased over the past several years followed by more recent sharp declines, have varied significantly and may vary significantly in the future. This affects our business both positively and negatively. Since our products are a substitute for pure copper wire, higher copper prices increase demand for our products, while lower copper prices can decrease demand. Numerous factors influence copper price. These factors include general economic conditions, industry capacity utilization, import duties and other trade restrictions. We cannot predict copper prices in the future or the effect of fluctuations in the costs of copper on our future operating results. We mitigate the impact of changing raw material prices by attempting to pass changes in prices to our customers by adjusting prices at least monthly to reflect changes in raw material prices, as is customary in the industry. We may not be able to adjust our product prices rapidly enough in the short-term to recover the costs of increases in raw materials. Our future profitability may be adversely affected to the extent we are unable to pass on higher raw material costs to our customers.

Shortages or disruptions in the availability of raw materials could have a material adverse effect on our business.

Aluminum rods and copper strips, our principal raw materials, collectively accounted for approximately 69% of our costs of goods sold during the fiscal year ended December 31, 2012. We expect that raw materials will continue to account for a significant portion of our cost of goods sold in the future. The prices of raw materials fluctuate because of general economic conditions, global supply and demand and other factors causing monthly variations in the costs of our raw materials purchases. The macro-economic factors, together with labor and other business interruptions experienced by certain suppliers, have contributed to periodic shortages in the supply of raw materials, and such shortages may increase in the future. If we are unable to procure adequate supplies of raw material to meet our future production needs and customer demand, shortages could result in a material loss of customers and revenues and adversely impact our results of operations. In addition, supply shortages or disruptions or the loss of suppliers may cause us to procure our raw materials from less cost effective sources and may have a material adverse effect on our business, revenues and results of operations.

We depend on a few suppliers for a significant portion of our principal raw materials and we do not have any long-term supply contracts with our raw materials suppliers. Interruptions of production at our key suppliers may affect our results of operations and financial performance.

We rely on a limited number of suppliers for most of the raw materials we use. During the fiscal year ended December 31, 2012, purchases from our three largest suppliers of metal raw materials represented approximately 67% of our total raw material purchases. Interruptions or shortages of supplies from our key suppliers of raw materials could disrupt production or impact our ability to increase production and sales. We do not have long-term or volume purchase agreements with most of our suppliers and we may have limited options in the short-term for alternative supply if these suppliers fail for any reason, including their business failure or financial difficulties, to continue the supply of materials or components. Moreover, identifying and accessing alternative sources may increase our costs. Interruptions at our key suppliers could negatively impact our results of operations, financial performance and the price of our common stock.

Due to increased volatility of raw material prices, the timing lag between the raw material purchase and product pricing can negatively impact our profitability.

Volatility in the prices of raw materials, among other factors, may adversely impact our ability to accurately forecast demand and may have a material adverse impact on our results of operations. For example, our manufacturing activities are determined, and raw materials purchases scheduled, upon forecasted demand while sales prices are determined at the time of order placement, subject to adjustment at fulfillment. The lag between the point when raw materials are acquired in advance and the point when products are actually priced may impact us both positively and negatively, resulting in increased or reduced profitability. In addition, we routinely maintain a certain level of finished goods inventories to meet near term expected demand. Pricing for the sale of these inventories is generally based on current raw material prices. Rapid declines in the price of raw materials may result in our inventories being carried at costs in excess of net realizable value and may have an adverse effect on our results of operations and the price of our common stock.

We rely on short-term financing from banks for our daily operation.

We rely on short-term borrowings to fund our financing needs. If we fail to achieve timely rollover, extension or refinancing of our short-term debt, we may be unable to meet our obligations in connection with debt service, accounts payable and/or other liabilities when they become due and payable. In China, short-term bank loans generally mature in one year or less and contain no specific renewal terms. However, it is customary practice for banks and borrowers to negotiate roll-overs or renewals of short-term borrowings on an on-going basis shortly before they mature. Although we have renewed our short-term borrowings in the past, we cannot assure you that we will be able to renew these loans in the future as they mature. If we are unable to obtain renewals of these loans or sufficient alternative funding on reasonable terms from banks or other parties, we will have to repay these borrowings with the cash on our balance sheet or cash generated by our future operations, if any. We cannot assure you that our business will generate sufficient cash flow from operations to repay these borrowings. In addition, we may be exposed to changes in interest rates. If interest rates increase substantially, our results of operations could be adversely affected.

Substantial defaults by our customers on accounts receivable could have a material adverse effect on our liquidity and results of operations.

A substantial portion of our working capital consists of accounts receivable from customers. If customers responsible for a significant amount of accounts receivable were to become insolvent or otherwise unable to pay for our products, or unable to make payments in a timely manner, our liquidity and results of operations could be materially adversely affected. An economic or industry downturn could materially adversely affect the servicing of these accounts receivable, which could result in longer payment cycles, increased collections costs and defaults in excess of management’s expectations. A significant deterioration in our ability to collect on accounts receivable could affect our cash flow and working capital position and could also impact the cost or availability of financing available to us.

We face manufacturing challenges due to difficulties in forecasting customer demand.

The volume and timing of sales to our customers may vary due to: variation in demand for our customers’ products; our customers’ attempts to manage their inventory; design changes; changes in our customers’ manufacturing strategy; and acquisitions of or consolidations among customers. Due in part to these factors, many of our customers do not commit to long-term production schedules. Our inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity. Customers may cancel their orders, change production quantities or delay production for a number of reasons and such actions could negatively impact our operating results. In addition, we make significant operating decisions based on our estimates of customer requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for their products reduce our ability to accurately estimate the future requirements of those customers.

If we fail to accurately project market demand for our products, our business expansion plan could be jeopardized and our financial condition and results of operations will suffer.

We plan to increase our annual manufacturing capacity by building facilities for the production of CCA electricity and power cables and CCA boards, to meet an expected increase in demand for our products in the Asia Pacific region. Our decision to increase our manufacturing capacity was based primarily on our projected increases in our sales volume and growth in the size of the bimetallic market in China. If actual customer orders are less than our projected market demand, we may suffer overcapacity problems and may have to leave capacity idle, which can reduce our overall profitability and hurt our financial condition and results of operations.

We face risks associated with future investments or acquisitions.

An element of our growth strategy is to invest in or acquire businesses that will enable us, among other things, to expand our manufacturing capacity and the products we offer. However, we may be unable to identify suitable investment or acquisition candidates or may be unable to make these investments or acquisitions on commercially reasonable terms, if at all.

If we complete an investment or acquisition, we may not realize the anticipated benefits from the transaction. Integrating an acquired business is distracting and time consuming, as well as a potentially expensive process. The successful integration of any acquired businesses requires us to:

•	integrate and retain key management, sales, research and development, production and other personnel;

•	incorporate the acquired products or capabilities into our offerings from an engineering, sales and marketing perspective;

•	coordinate research and development efforts;

•	integrate and support pre-existing supplier, distribution and customer relationships; and

•	consolidate duplicate facilities and functions and combine back office accounting, order processing and support functions.

Geographic distance between business operations, the compatibility of the technologies and operations being integrated and the disparate corporate cultures being combined also present significant challenges. Acquired businesses are likely to have different standards, controls, contracts, procedures and policies, making it more difficult to implement and harmonize company-wide financial, accounting, billing, information and other systems. Our focus on integrating operations may also distract attention from our day-to-day business and may disrupt key research and development, marketing or sales efforts. If we cannot overcome these challenges, we may not realize actual benefits from future acquisitions, which will impair our overall business results.

Our inability or failure to protect our intellectual property rights may significantly and materially impact our business, financial condition and results of operations.

Protection of our proprietary processes, methods and other technology is important to our business. We generally rely on a combination of the patent, trade secret, trademark and copyright laws of the PRC, as well as licenses and nondisclosure and confidentiality agreements, to protect our intellectual property rights. The patent, trademark, copyright and trade secret laws of some countries, though, including the PRC, may not protect our intellectual property rights to the same extent as the laws of the U.S.

Failure to protect our intellectual property rights may result in the loss of valuable proprietary technologies. Additionally, some of our technologies are not covered by any patent or patent application and, even if a patent application has been filed, it may not result in an issued patent. If patents are issued to us, those patents may not provide meaningful protection against competitors or against competitive technologies. In addition, upon the expiration of patents issued to us, we will be unable to prevent our competitors from using or introducing products using the formerly-patented technology. As a result, we may be faced with increased competition and our results of operations may be adversely affected. We cannot assure you that our intellectual property rights will not be challenged, invalidated, circumvented or rendered unenforceable.

We also rely upon unpatented proprietary manufacturing expertise, continuing technological innovation and other trade secrets to develop and maintain our competitive position. While we generally enter into confidentiality/non-disclosure agreements with our employees and third parties to protect our intellectual property, we cannot assure you that our confidentiality/non-disclosure agreements will not be breached, that they will provide meaningful protection for our trade secrets and proprietary manufacturing expertise or that adequate remedies will be available in the event of an unauthorized use or disclosure of our trade secrets or manufacturing expertise.

Our intellectual property rights may be challenged or infringed upon by third parties or we may be unable to maintain, renew or enter into new license agreements that are important to our business with third-party owners of intellectual property on reasonable terms. We could also face patent infringement claims from our competitors or others alleging that our processes or products infringe on their proprietary technologies. If we are found to be infringing on the proprietary technology of others, we may be liable for damages, and we may be required to change our processes, to redesign our products partially or completely, to pay to use the technology of others or to stop using certain technologies or producing the infringing product(s) entirely. Even if we ultimately prevail in an infringement suit, the existence of the suit could prompt customers to switch to products that are not the subject of infringement suits. We may not prevail in any intellectual property litigation and such litigation may result in significant legal costs or otherwise impede our ability to produce and distribute key products.

Potential environmental liability could have a material adverse effect on our operations and financial condition.

As a manufacturer, we are subject to various Chinese environmental laws and regulations on air emission, waste water discharge, solid wastes and noise. Although we believe that our operations are in substantial compliance with current environmental laws and regulations, we may not be able to comply with these regulations at all times as the Chinese environmental legal regime is evolving and becoming more stringent. Therefore, if the Chinese government imposes more stringent regulations in the future, we will have to incur additional and potentially substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in any material aspects, we may suffer from negative publicity and may be required to pay substantial fines, suspend or even cease operations.

Our internal procedures require regular monitoring of our processes to assure that we do not violate environmental standards. Failure to comply with applicable environmental laws and regulations may materially and adversely affect our business, financial condition and results of operations.

We do not presently maintain product liability insurance in the PRC, and our property and equipment insurance does not cover the full value of our property and equipment, which leaves us with exposure in the event of loss or damage to our properties or claims filed against us.

We currently do not carry any product liability or other similar insurance in China. We cannot assure you that we would not face liability in the event of the failure of any of our products. This is particularly true given our plan to significantly expand our sales into international markets, like the United States, where product liability claims are more prevalent. We do not have other insurance such as business liability or disruption insurance coverage for our operations in the PRC. In the event of a significant product liability claim or other uninsured event, our financial results and the price of our common stock may be adversely affected.

We do not maintain a reserve fund for warranty or defective products claims. Our costs could substantially increase if we experience a significant number of warranty claims.

Our product warranties against technical defects of our copper-clad products wires vary, depending on our purchase orders with customers. The warranties require us to replace defective components and pay for the losses customers incur from defective products or a certain percentage of the purchase price as liquidated damages for our failure to meet the specified product specifications and packaging requirements in the purchase orders. We have not established any reserve funds for potential warranty claims since historically we have experienced few warranty claims for our products so that the costs associated with our warranty claims have been low. If we experience an increase in warranty claims or if our repair and replacement costs associated with warranty claims increase significantly, it would have a material adverse effect on our financial condition and results of operations.

We could suffer significant business interruptions.

Our operations and those of our suppliers may be vulnerable to interruption by natural disasters such as earthquakes, fires, explosions, acts of terrorism or war, or government imposed restriction or reduction on industrial manufacturing activities. If a business interruption occurs, our business could be materially and adversely affected.

If we are unable to attract and retain senior management and qualified technical and sales personnel, our operations, financial condition and prospects will be materially adversely affected.

Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified new personnel. In particular, our success depends on the continuing employment of our Chief Executive Officer, Mr. Zheng, our Chief Technology Officer, Mr. YK Wang, our Chief Operating Officer, Mr. Liu, and our Chief Financial Officer, Mr. Zhang. There is significant competition in our industry for qualified managerial, technical and sales personnel and we cannot ensure that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future. If we are unable to attract and retain key personnel in the future, our business, operations, financial condition, results of operations and prospects could be materially adversely affected.

Our commercial viability depends significantly on our ability to operate without infringing the patents and other proprietary intellectual rights of third parties.

In the event that our technologies infringe or violate the patent or other proprietary intellectual rights of third parties, we may be prevented from pursuing product development, manufacturing or commercialization of our products that utilize such technologies. There may be patents or other intellectual property rights held by others of which we are unaware that contain claims that our products or operations infringe. In addition, given the complexities and uncertainties of China’s intellectual property laws, there may be patents or other intellectual property rights of which we know that we may ultimately be held to infringe, particularly if the claims are determined to be broader than we believe them to be. As a result, avoiding intellectual property infringement may be difficult.

If a third party claims that we infringe its patents or other intellectual property rights, any of the following may occur:

•	we may become liable for substantial damages for past infringement if a court decides that our technologies infringe upon a competitor’s intellectual property rights;

•	a court may prohibit us from selling or licensing our product without a license from the intellectual property holder, which may not be available on commercially acceptable terms or at all, or which may require us to pay substantial royalties or grant cross-licenses to our intellectual property; and

•	we may have to redesign our product so that it does not infringe upon the intellectual property rights of others, which may not be possible or could require substantial funds or time.

In addition, employees, consultants, contractors and others may use the trade secret information of others in their work for us or disclose our trade secret information to others. Either of these events could lead to disputes over the ownership of inventions derived from that information or expose us to potential damages or other penalties. If any of these events occurs, our business will suffer and the market price of our securities will likely decline.

We will incur costs as a result of being a public company, and the requirements of being a public company may divert management’s attention from our business and adversely affect our financial results.

As a public company, we will be subject to a number of requirements, including the reporting requirements of the Exchange Act, Sarbanes-Oxley and eventually the listing standards of Nasdaq. These requirements will cause us to incur costs and might place a strain on our systems and resources. The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and financial condition. Sarbanes-Oxley requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we might not be able to retain our independent directors or attract new independent directors for our committees.

Currently, our books and records are maintained in the PRC under methods that are not in conformity with generally accepted accounting principles recognized in the United States (“US GAAP”). Our accounting personnel have limited experience in maintaining books and records and preparing financial statements in US GAAP.  This may affect our ability to timely file our financial statements and to establish and maintain internal controls as required by Sarbanes-Oxley and the SEC. Until we obtain such expertise, we rely on the assistance of outside advisors with expertise in US GAAP accounting to assist us in our preparation of US GAAP financial statements and our compliance with SEC reporting obligations.

If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately or to prevent fraud. Any inability to report and file our financial results accurately and timely could harm our business and adversely impact the trading price of our securities.

We are required to establish and maintain internal controls over financial reporting, disclosure controls, and to comply with other requirements of Sarbanes-Oxley and the rules promulgated by the SEC thereunder. Our management, including our Chief Executive Officer, cannot guarantee that our internal controls and disclosure controls will prevent all possible errors or all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. In addition, the design of a control system must reflect the fact that there are resource constraints and the benefit of controls must be relative to their costs. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Further, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, a control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

We will not be able to complete an acquisition of a prospective acquisition target in the PRC unless their financial statements are able to be reconciled to US GAAP in a timely manner.

Companies based in the PRC may not have properly kept financial books and records that may be reconciled with US GAAP. If we attempt to acquire a significant PRC target company and/or its assets, we would be required to obtain or prepare financial statements of the target that are prepared in accordance with and reconciled to US GAAP. Federal securities laws provide that a business combination meeting certain financial significance tests require the public acquirer to prepare and file historical and/or pro forma financial statement disclosure with the SEC. These financial statements must be prepared in accordance with, or be reconciled to US GAAP, and must be audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), or PCAOB. If a proposed acquisition target does not have financial statements that have been prepared in accordance with, or that can be reconciled to, US GAAP and audited in accordance with the standards of the PCAOB, we will not be able to acquire that proposed acquisition target. These financial statement requirements may limit the pool of potential acquisition targets with which we may acquire and hinder our ability to expand our operations.

We are a holding company that depends on cash flow from our subsidiaries to meet our obligations.

After the share exchange, we became a holding company with no material assets other than the stock of our subsidiaries. Accordingly, all our operations will be conducted by our direct and indirect subsidiaries. We currently expect that the earnings and cash flow of our subsidiaries will primarily be retained and used by us in its operations.

All of Victor Score’s and its subsidiaries’ liabilities survived the share exchange and there may be undisclosed liabilities that could have a negative impact on our financial condition.

 Before the share exchange, certain due diligence activities on the Company, Victor Score and its subsidiaries were performed. The due diligence process may not have revealed all liabilities (actual or contingent) of the Company, Victor Score or its subsidiaries that existed or which may arise in the future relating to the Company's activities before the consummation of the share exchange. Any liabilities remaining from the Company's pre-closing activities could harm our financial condition and results of operations.

Because Victor Score has become public by means of a share exchange, we may not be able to attract the attention of major brokerage firms.

There may be risks associated with Victor Score’s becoming public through the share exchange. Securities analysts of major brokerage firms may not provide coverage of us since there is no incentive to brokerage firms to recommend the purchase of our securities. No assurance can be given that brokerage firms will, in the future, want to conduct any secondary offerings on our behalf.

Risks Related to Doing Business in China

Recent Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents and registration requirements for employee stock ownership plans or share option plans may subject our Chinese resident shareholders to personal liability and limit our ability to acquire companies in China or to inject capital into our subsidiaries in China, limit our Chinese subsidiaries' ability to distribute profits to us, or otherwise materially and adversely affect us.

The Chinese State Administration of Foreign Exchange ("SAFE") issued a public notice in October 2005 - “Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies,” or SAFE Circular No. 75 -  requiring Chinese residents, including both legal persons and natural persons, to register with the competent local SAFE branch before establishing or controlling any company outside of China established for the purpose of acquiring any assets of or equity interest in companies in China and raising funds from overseas (referred to as an “offshore special purpose company”). In addition, any Chinese resident that is a shareholder of an offshore special purpose company is required to amend his or her SAFE registration with the local SAFE branch in the event of any increase or decrease of capital, transfer of shares, merger, division, equity investment or creation of any security interest over any assets located in China with respect to that offshore special purpose company. To further clarify the implementation of Circular 75, the SAFE issued Circular 106 - “Notice of the General Affairs Department of the State Administration of Foreign Exchange on Printing and Distributing the Implementing Rules for the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Round-trip Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies.”

SAFE has promulgated several regulations, including SAFE Circular No. 75 and, SAFE Circular No. 106. These regulations require PRC residents and PRC corporate entities to register with local branches of SAFE in connection with their direct or indirect offshore investment activities. These regulations apply to our shareholders who are PRC residents by virtue of their establishment or their maintaining a controlling interest in our company, and may apply to any offshore acquisitions that we make in the future. Based on our recent inquiry with our local branch of SAFE, any application to such local SAFE branch with respect to the registration of Mr. Chuan-Tao Zheng, our Chairman, President and Chief Executive Officer, and members of senior management of our company, all of whom are PRC residents and shareholders of the Company as a result of the share exchange, under SAFE Circular 75 and related rules will not be officially accepted or examined because they became shareholders of the Company as a result of the share exchange.  However, we cannot conclude that SAFE or its local branch responsible for our PRC subsidiary’s foreign exchange registrations will not later alter their position on and interpretation of the applicability of these foreign exchange regulations to our PRC resident shareholders. In the event that the registration procedures set forth in these foreign exchange regulations becomes applicable to our PRC resident shareholders, we will urge these individuals to file necessary registrations and amendments as required under SAFE Circular 75 and related rules. However, we cannot assure you that all of these individuals can successfully file or update any applicable registration or obtain the necessary approval required by these foreign exchange regulations. The failure or inability of such individuals to comply with the registration procedures set forth in these regulations may subject us to fines or legal sanctions, restrictions on our cross-border investment activities or our PRC subsidiary’s ability to distribute dividends to, or obtain foreign-exchange-dominated loans from, our company, or prevent us from making distributions or paying dividends. As a result, our business operations and our ability to make distributions to you could be materially and adversely affected.

As these foreign exchange regulations are still relatively new and their interpretation and implementation has been constantly evolving, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. In addition, if we decide to acquire a PRC domestic company, we cannot assure you that we or the owners of such company, as the case may be, will be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

In December 2006, the PBOC promulgated the “Administrative Measures of Foreign Exchange Matters for Individuals,” which set forth the respective requirements for foreign exchange transactions by individuals (both PRC and non-PRC citizens) under either a current account or a capital account. In January 2007, SAFE issued implementing rules for the Administrative Measures of Foreign Exchange Matters for Individuals, which, among other things, specified approval requirements for certain capital account transactions such as a PRC citizen's participation in the employee share ownership plans or share option plans of an overseas publicly listed company. In March 2007, SAFE promulgated the “Application Procedures of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Ownership Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rules.”

Under these rules, PRC citizens who participate in an employee share ownership plan or a share option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. For participants of an employee share ownership plan, an overseas custodian bank should be retained by the PRC agent, which could be the PRC subsidiary of such overseas publicly listed company, to hold on trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a share option plan, the PRC agent is required to retain a financial institution with stock brokerage qualification at the place where the overseas publicly listed company is listed or a qualified institution designated by the overseas publicly listed company to handle matters in connection with the exercise or sale of share options for the share option plan participants. For participants who had already participated in an employee share ownership plan or share option plan before the date of the Stock Option Rules, the Stock Option Rules require their PRC employers or PRC agents to complete the relevant formalities within three months of the date of this rule. We and our PRC citizen employees who participate in an employee share ownership plan or a share option plan will be subject to these regulations when our company becomes a publicly listed company in the US. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. At this time, the Company does not have an employee share ownership plan or share option plan that is impacted by these rules.  However, in the future, the Company may deem it advantageous to adopt one or more such plans and will need to explore the impact of these PRC rules on such action.

Chinese regulation of loans and direct investment by offshore holding companies to Chinese entities may delay or prevent us from making loans or additional capital contributions to our operating subsidiary, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

We may make loans to our operating subsidiaries, or we may make additional capital contributions to our operating subsidiaries. Any loans to our operating subsidiaries are subject to Chinese regulations. For example, loans by us to one of our operating subsidiaries to finance its activities cannot exceed statutory limits and must be registered with the SAFE.

We may also decide to finance our operating subsidiaries by means of capital contributions. These capital contributions must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to obtain these government approvals on a timely basis, or if at all, with respect to future capital contributions by us to our operating subsidiaries. If we fail to receive such approvals, our ability to capitalize our Chinese operations may be negatively affected, which could adversely affect our liquidity and our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiary and consolidated affiliated entities. We may make loans or additional capital contributions to our PRC subsidiary or consolidated affiliated entities.

Any loans by us to our PRC subsidiary or consolidated affiliated entities, which are treated as foreign-invested enterprises under PRC law, are subject to PRC regulations and foreign exchange loan registrations. For example, loans by us to Dalian Xinding to finance its activities cannot exceed statutory limits and must be registered with the local counterpart of the State Administration of Foreign Exchange, or SAFE. We may also decide to finance Dalian Xinding by means of capital contributions. These capital contributions must be approved by the PRC Ministry of Commerce or its local counterpart. Due to the restrictions imposed on loans in foreign currencies extended to any PRC domestic companies, we are not likely to make such loans to our PRC subsidiary or consolidated affiliated entities, which are PRC domestic companies.

On August 29, 2008, SAFE promulgated the “Circular on the Relevant Operating Issues Concerning the Improvement of the Administration of the Payment and Settlement of Foreign Currency Capital of Foreign-Invested Enterprises,” or SAFE Circular 142, regulating the conversion by a foreign-invested enterprise of foreign currency registered capital into RMB by restricting how the converted RMB may be used. SAFE Circular 142 provides that the RMB capital converted from foreign currency registered capital of a foreign-invested enterprise may only be used for purposes within the business scope approved by the applicable governmental authority and may not be used for equity investments within the PRC. In addition, SAFE strengthened its oversight of the flow and use of the RMB capital converted from foreign currency registered capital of a foreign-invested company. The use of such RMB capital may not be altered without SAFE approval, and such RMB capital may not in any case be used to repay RMB loans if the proceeds of such loans have not been used. Violations of Circular 142 could result in severe monetary or other penalties.

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to use the proceeds we expect to receive from this offering and to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

A return to profit repatriation controls may limit the ability to expand business and reduce the attractiveness of investing in Chinese business opportunities.

  PRC law allows enterprises owned by foreign investors to remit their profits, dividends and bonuses earned in the PRC to other countries, and the remittance does not require prior approval by SAFE. SAFE regulations required extensive documentation and reporting, some of which was burdensome and slowed payments. If there is a return to payment restrictions and reporting, the ability of a Chinese company to attract investors will be reduced. Also, current investors may not be able to obtain the profits of the business in which they own for other reasons. Relevant PRC law and regulation permit payment of dividends only from retained earnings, if any, determined in accordance with PRC accounting standards and regulations. It is possible that the PRC tax authorities may require changes in the income of the company that may limit its ability to pay dividends and other distributions to shareholders. PRC law requires companies to set aside a portion of net income to fund certain reserves, which amounts are not to distributable as dividends. These rules and possible changes could restrict TOFA and Tongda from repatriating funds to us, and ultimately, the shareholders as dividends.

The economy of China has been experiencing unprecedented growth and this has resulted in some inflation.

If the Chinese government tries to control inflation by traditional means of monetary policy or returns to planned economic techniques, our business will suffer a reduction in sales growth and expansion opportunities. The rapid growth of the Chinese economy has resulted in higher levels of inflation. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slow down will have an adverse effect on our sales and may increase costs. On the other hand, if inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that it would be able to increase its prices to an extent that would offset the increase in its expenses.

Fluctuation in the value of the Chinese Yuan Renminbi (“RMB”) may reduce the value of your investment.

The change in value of the RMB against the U.S. Dollar (“USD” or “US$”), Euro and other currencies is affected by, among other things, changes in China’s political and economic conditions. On July 21, 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the USD. Under the current policy, the RMB is permitted to fluctuate within a narrow and managed band against a basket of certain foreign currencies. This change in policy has resulted in a greater fluctuation range between RMB and the USD. There remains significant international pressure on China to adopt a more flexible and more market-oriented currency policy that allows a greater fluctuation in the exchange rate between the RMB and the USD. Accordingly, we expect that there will be increasing fluctuations in the RMB exchange rate against the USD in the near future. Any significant revaluation of the RMB may have a material adverse effect on the value of, and any dividends paid on, our securities in USD terms.

We are subject to international economic and political risks over which we have little or no control and may be unable to alter our business practice in time to avoid the possibility of reduced revenues.

Our business is conducted in China. Doing business outside the United States, particularly in China, subjects us to various risks, including changing economic and political conditions, major work stoppages, exchange controls, currency fluctuations, armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions and, therefore, unable to alter our business practice in time to avoid the possibility of reduced revenues.

China's economic policies could affect our business.

Substantially all of our assets are located in China and all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

While China's economy has experienced significant growth in the past twenty years, such growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but they may also have a negative effect on us. For example, operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations. The economy of China has been changing from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets, and the establishment of corporate governance in business enterprises; however, a substantial portion of productive assets in China are still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, the control of payment of foreign currency-denominated obligations, the setting of monetary policy and the provision of preferential treatment to particular industries or companies.

We may have difficulty establishing adequate management, legal and financial controls in China.

Historically, China has not adopted a Western style of management and financial reporting concepts and practices, as well modern banking, computer and other control systems. We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in China. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards.

China could change its policies toward private enterprise or even nationalize or expropriate private enterprises.

Our business is subject to significant political and economic uncertainties and may be affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice.

Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to shareholders, or devaluations of currency could cause a decline in the price of our securities. Nationalization or expropriation could even result in the total loss of an investment in our securities.

The nature and application of many laws of China create an uncertain environment for business operations and they could have a negative effect on us.

The legal system in China is a civil law system. Unlike the common law system, the civil law system is based on written statutes in which decided legal cases have little value as precedents. In 1979, China began to promulgate a comprehensive system of laws and has since introduced many laws and regulations to provide general guidance on economic and business practices in China and to regulate foreign investment. Progress has been made in the promulgation of laws and regulations dealing with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. The promulgation of new laws, changes of existing laws and the abrogation of local regulations by national laws could cause a decline in the price of our securities. In addition, as these laws, regulations and legal requirements are relatively recent, their interpretation and enforcement involve significant uncertainty.

The PRC legal system has inherent uncertainties that could limit the legal protections available to you.

Most of our assets and all of our operations are in the PRC. The Chinese legal system is based on written statutes. Prior court decisions may be cited for reference but are not binding on subsequent cases and have limited precedential value. Since 1979, the Chinese legislative bodies have promulgated laws and regulations dealing with such economic matters as foreign investment, corporate organization and governance, commerce, taxation and trade. However, because these laws and regulations are relatively new, and because of the limited volume of published decisions and their non-binding nature, the interpretation and enforcement of these laws and regulations involve uncertainties. The laws in the PRC differ from the laws in the United States and may afford less protection to our shareholders. Unlike laws in the United States, the applicable laws of China do not specifically allow shareholders to sue the directors, supervisors, officers or other shareholders on behalf of the company to enforce a claim against these parties that the company has failed to enforce itself. Therefore, any action brought against the Company or its officers and directors or its assets may be very difficult to pursue if not impossible. It is unlikely that any suit in the PRC would be able to be based on theories common in the United States or based on United States securities laws.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets.

We are a Cayman Islands holding company, with subsidiaries domiciled in the British Virgin Islands and China. Our operating entities and substantially all of our assets are located outside the United States. Additionally, all of our executive officers and our Chairman of the board of directors, are Chinese citizens living in China. As a result, it may be difficult, if not impossible, to acquire jurisdiction over either our business and its assets or our executive officers and directors in the event a lawsuit is initiated against us and/or our officers and directors by a shareholder or group of shareholders in the United States. Also, it may be extremely difficult or impossible for you to access our assets to enforce any judgments that may be rendered against us, our directors or executive offices by U.S. courts. Specifically, the courts in China may not permit the enforcement of judgments arising out of U.S. federal and state corporate, securities or similar laws. Accordingly, U.S. investors may not be able to enforce judgments against us for violation of U.S. securities laws.

Risks Related to the VIE Agreements

The PRC government may determine that the VIE Agreements are not in compliance with applicable PRC laws, rules and regulations, which will adversely affect our business.

Dalian Xinding manages and operates our business through TOFA and Tongda pursuant to the rights it holds under the VIE Agreements. Almost all economic benefits and risks arising from TOFA and Tongda’s operations are transferred to Dalian Xinding under these agreements. There are risks involved with the operation of our business in reliance on the VIE Agreements, including the risk that the VIE Agreements may be determined by PRC regulators or courts to be unenforceable.

Although we believe our contractual relationships through which we control TOFA and Tongda comply with current licensing, registration and regulatory requirements of the PRC, we cannot assure you that the PRC government would agree, or that new and burdensome regulations will not be adopted in the future. If the PRC government determines that our structure or operating arrangements do not comply with applicable law, it could revoke our business and operating licenses, require us to discontinue or restrict our operations, restrict our right to collect revenues, require us to restructure our operations, impose additional conditions or requirements with which we may not be able to comply, impose restrictions on our business operations or on our customers, or take other regulatory or enforcement actions against us that could be harmful to our business. Any of these actions could adversely affect our ability to manage, operate and gain the financial benefits of TOFA and Tongda, which would have a material adverse impact on our business, financial condition and results of operations.

In addition, the Ministry of Commerce, or the MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having "national defense and security" concerns and mergers and acquisitions by which foreign investors may acquire the "de facto control" of domestic enterprises having "national security" concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our business falls into the scope subject to the security review, and there is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. The enactment of the MOFCOM National Security Review Rules specifically prohibits circumvention of the rules through VIE arrangement in the area of foreign investment in business of national security concern.  Although we believe that our business, judging from its scale, should not cause any concern for national security review at its current state, there is no assurance that MOFCOM would not apply the same concept of anti-circumvention in the future to foreign investment in prohibited areas through VIE structure, the same way that our investment in China was structured.

Recent press reports concerning possible increased scrutiny by Chinese authorities of the VIE structure used by us and various other Chinese companies publicly-traded in the United States appear to have created concern among investors and caused the price of our common stock to drop, and such reports may have such an effect in the future.

In or around September 2011, various prominent Western news outlets have reported that the PRC Ministry of Commerce and the China Securities Regulatory Commission, among other Chinese regulatory authorities, may be considering increased scrutiny or enhanced regulation of Chinese companies that use VIE structures as a means of complying with Chinese laws prohibiting or restricting foreign ownership of certain businesses in China, including businesses we are engaged in such as Internet information and content, online advertising, online game, sponsored search, and value-added telecommunication services. Some of such news reports have also sought to draw a connection between recent widely reported accounting issues at certain Chinese companies and the use of VIE structures. Such news reports appear to have had the effect of causing significant drops in the market prices of the shares of several Chinese companies, including us, that are publicly- traded in the United States. While we believe, even if any such Chinese regulatory authorities were to increase scrutiny of VIE structures or adopt regulations specifically governing their use, that the possibility is remote that any such scrutiny would have a material adverse impact on us or cause us to change our existing operational structure in any materially adverse way, it is possible that there will be such increased scrutiny or enhanced regulation in the future. In addition, while we are not aware of any causal connection between the recently reported accounting scandals and the use of VIE structures, it is possible that investors in our common stock will believe that such a connection exists. Any of such circumstances could lead to further loss of investor confidence in Chinese companies such as ours and cause fluctuations in the market prices of our common stock and, if such prices were to drop sharply, could subject us to shareholder litigation, which could cause the price for our shares to drop further.

Uncertainties in the PRC legal system may impede our ability to enforce the VIE agreements that we have entered into with TOFA and Tongda or any arbitral award thereunder and any inability to enforce these agreements could materially and adversely affect our business and operation.

While disputes under the and the Loan Agreements, the Equity Interest Pledge Agreement and the Equity Purchase Agreements with TOFA and Tongda are subject to binding arbitration before the Dalian Arbitration Commission in accordance with its then effective rules, the agreements are governed by PRC law and an arbitration award may be challenged in accordance with PRC law. For example, a claim that the enforcement of an award in our favor will be detrimental to the public interest, or that an issue does not fall within the scope of the arbitration would require us to engage in administrative and judicial proceedings to defend an award. China’s legal system is a civil law system based on written statutes and unlike common law systems, it is a system in which decided legal cases have little value as precedent. As a result, China’s administrative and judicial authorities have significant discretion in interpreting and implementing statutory and contractual terms, and it may be more difficult to evaluate the outcome of administrative and judicial proceedings and the level of legal protection available than in more developed legal systems. These uncertainties may impede our ability to enforce the terms of the Loan Agreements, the Equity Interest Pledge Agreement and the Equity Purchase Agreements and the other contracts that we may enter into with TOFA and Tongda. Any inability to enforce these agreements or an award thereunder could materially and adversely affect our business and operation.

Our ability to manage and operate TOFA and Tongda under the VIE Agreements may not be as effective as direct ownership.

We conduct all of operations in the PRC and generate virtually all of our revenues through the VIE Agreements. Our plans for future growth are based substantially on growing the operations of TOFA and Tongda. However, the VIE Agreements may not be as effective in providing us with control over TOFA and Tongda as direct ownership . Under the VIE Agreements, as a legal matter, if TOFA and Tongda fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) reply on legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we are unable to effectively control TOFA and Tongda, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

As the VIE Agreements are governed by PRC law, we would be required to rely on PRC law to enforce our rights and remedies under them; PRC law may not provide us with the same rights and remedies as are available in contractual disputes governed by the law of other jurisdictions.

The VIE Agreements are governed by PRC law and provide for the resolution of disputes through court proceedings pursuant to PRC law. If TOFA and Tongda or its shareholders fail to perform the obligations under the VIE Agreements, we would be required to resort to legal remedies available under PRC law, including seeking specific performance or injunctive relief, or claiming damages. We cannot be sure that such remedies would provide us with effective means of causing TOFA and Tongda to meet its obligations, or recovering any losses or damages as a result of non-performance. Further, the legal environment in China is not as developed as in other jurisdictions. Uncertainties in the application of various laws, rules, regulations or policies in PRC legal system could limit our liability to enforce the VIE Agreements and protect our interests.

The VIE Agreements may be subject to audit or challenge by PRC tax authorities. A finding that we owe additional taxes could substantially reduce our net earnings and the value of your investment.

Under PRC laws and regulations, arrangements and transactions among affiliated parties may be subject to audit or challenge by the PRC tax authorities. We could face material and adverse tax and financial consequences if the PRC tax authorities determine that the VIE Agreements do not represent arm’s-length prices. As a result of such a determination, the PRC tax authorities could adjust any of the income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions for PRC tax purposes recorded by us or TOFA and Tongda or an increase in taxable income, all of which could increase our tax liabilities. In addition, the PRC tax authorities may impose late payment fees and other penalties on us or TOFA and Tongda for under-paid taxes.

Risks Related to the Shares

We are a "foreign private issuer" under U.S. securities laws and as a result are subject to disclosure obligations different from requirements applicable to U.S. domestic issuers.

The periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic issuers. Therefore, there may be less publicly available information about us than is regularly published by or about other public companies in the United States. We are exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our shareholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large shareholders are not obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules are inapplicable to us.

Because we are a foreign private issuer, we are exempt from certain SEC requirements that provide shareholders the protection of information that must be made available to shareholders of U.S. public companies.

Since we qualify as a foreign private issuer, we are exempt from certain provisions applicable to U.S. public companies, including:

•	The rules requiring the filing with the SEC of quarterly reports on Form 10-Q or Current Reports on Form 8-K;

•	The sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations with respect to a security registered under the Exchange Act;

•	Provisions of Regulation FD aimed at preventing issuers from making selective disclosures of material information; and

•	The sections of the Exchange Act requiring insiders to file public reports of their ordinary share ownership and trading activities and establishing insider liability for profits realized from any “short swing” trading transactions (i.e., a purchase and sale, or a sale and purchase, of the issuer’s equity securities within less than six months).

Since we have decided to take advantage of the above exemptions, our shareholders will not be afforded the same protections or information generally available to investors holding shares in public companies organized in the U.S.

We may need additional capital to execute our business plan and fund operations and may not be able to obtain such capital on acceptable terms or at all.

Capital requirements are difficult to plan in our rapidly changing industry. We expect that we will need additional capital to fund our future growth. Our ability to obtain additional capital on acceptable terms or at all is subject to a variety of uncertainties, including:

•	investors' perceptions of, and demand for, companies in our industry;

•	investors' perceptions of, and demand for, companies operating in the PRC;

•	conditions of the United States and other capital markets in which we may seek to raise funds;

•	our future results of operations, financial condition and cash flows;

•	governmental regulation of foreign investment in companies in particular countries;

•	economic, political and other conditions in the United States, the PRC, and other countries; and

•	governmental policies relating to foreign currency borrowings.

We may be required to pursue sources of additional capital through various means, including joint venture projects and debt or equity financings. There is no assurance that we will be successful in locating a suitable financing transaction in a timely fashion or at all. In addition, there is no assurance that we will be successful in obtaining the capital we require by any other means. Future financings through equity investments are likely to be dilutive to our existing shareholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

If we cannot raise additional funds on favorable terms or at all, we may not be able to carry out all or parts of our strategy to maintain our growth and competitiveness or to fund our operations. If the amount of capital we are able to raise from financing activities, together with our revenues from operations, is not sufficient to satisfy our capital needs, even to the extent that we reduce our operations accordingly, we may be required to cease operations.

The market price of our securities may be volatile, which could cause the value of your investment to decline or could subject us to securities class action litigation.

Many factors could cause the market price of our securities to rise and fall, including the following:

•	variations in our or our competitors’ actual or anticipated operating results;

•	variations in our or our competitors’ growth rates;

•	recruitment or departure of key personnel;

•	changes in the estimates of our operating performance or changes in recommendations by any securities analyst that follows our stock;

•	substantial sales of our securities; or

•	changes in accounting principles.

Market volatility, as well as general economic, market or potential conditions, could reduce the market price of our securities in spite of our operating performance. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation often has been brought against that company. Due to the potential volatility of our stock price, we therefore may be the target of securities litigation in the future. Securities litigation could result in substantial costs and divert management’s attention and resources from our business.

Shares of our securities lack a trading market.

Since inception none of our securities have been listed for trading on any national stock exchange. As a result, there is currently no liquid trading market for our securities and there can be no assurance if and when an active trading market in our securities will develop, or if such a market develops, that it will be sustained. As a result there is a greater chance of market volatility for our securities by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the securities, or to obtain coverage for significant news events concerning us, and the securities would become substantially less attractive for margin loans, for investment by financial institutions, as consideration in future capital raising transactions or other purposes.

Future sales of shares of our securities by our shareholders could cause our stock price to decline.

We cannot predict the effect, if any, that market sales of shares of our securities or the availability of shares of securities for sale will have on the market price prevailing from time to time. If our shareholders sell substantial amounts of our securities in the public market upon the effectiveness of a registration statement, or upon the expiration of any holding period under Rule 144, such sales could create a circumstance commonly referred to as an "overhang" and in anticipation of which the market price of our securities could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. The shares of securities issued in the share exchange will be freely tradable upon the earlier of (i) effectiveness of a registration statement covering such shares; and (ii) the date on which such shares may be sold without registration pursuant to Rule 144 under the Securities Act and the sale of such shares could have a negative impact on the price of our securities.

We may issue additional shares of our capital stock or debt securities to raise capital or complete acquisitions, which would reduce the equity interest of our shareholders.

Although we have no commitments as of the date of this offering to issue our securities, we may issue a substantial number of additional shares of our securities, to complete a business combination or to raise capital. The issuance of additional shares of our securities:

•	may significantly reduce the equity interest of our existing shareholders; and

•	may adversely affect prevailing market prices for our securities.

We currently do not intend to pay dividends on our securities and, consequently, your only opportunity to achieve a return on your investment is if the price of our securities appreciates.

We do not expect to pay dividends on shares of our securities in the foreseeable future. In addition, because we are a holding company, our ability to pay cash dividends on shares of our securities may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, which may be restricted by PRC law. Subject to these restrictions, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board of directors. Consequently, your only opportunity to achieve a return on your investment in the Company will be if the market price of our securities appreciates.

ITEM 4.          INFORMATION ON THE COMPANY

A	History and Development of the Company

Our Company

We were incorporated as Summit Growth Corporation on September 27, 2006 in the Cayman Islands as an exempted company. Since March 15, 2011, our principal place of business has been based in the People’s Republic of China (the “PRC” or “China”). Our name was changed to TODA International Holdings, Inc. as of May 16, 2011. Our headquarters are located at: c/o Dalian TOFA New Materials Development Co, Ltd., No. 18-2-401 Gangjing Garden, Dandong Street, Zhongshan District, Dalian, Liaoning Province, PRC 116001, Telephone: 011-86-(411) 8278-9758.

We are a holding company and parent of Victor Score Limited, a British Virgin Islands business company incorporated on May 13, 2010 (“Victor Score”). Victor Score is the parent company of Apex Wealth Holdings Limited, a Hong Kong limited liability company incorporated on February 12, 2010 (“Apex Wealth”). Apex Wealth is the parent of Dalian Xinding New Materials Technology Consultancy Co., Ltd., a wholly-owned foreign enterprise incorporated in China (“Dalian Xinding”) on August 18, 2010. None of Victor Score, Apex Wealth or Dalian Xinding conducts any independent business operations. Dalian Xinding entered into a series of contractual arrangements with each of the VIEs and their respective shareholders on October 12, 2010 (collectively, the “VIE Agreements”), pursuant to which Dalian Xinding effectively controls, and is able to derive substantially all of the economic benefits from, the VIEs. The VIE Agreements include a Loan Agreement, Equity Interest Pledge Agreement, Equity Interest Purchase Agreement, Business Operation Agreement and Lease Agreement.

Pursuant to the terms of the Loan Agreement, Equity Interest Pledge Agreement and Equity Interest Purchase Agreement, Dalian Xinding effectively gained equity control of TOFA and Tongda.

Under the Loan Agreement, each of the TOFA and Tongda shareholders received a loan from Dalian Xinding to pay off the debts arising from their capital contributions to TOFA and Tongda.

For TOFA shareholders, Pi Jia Liu, Zong Li Li and Chuan-Tao Zheng, the aggregate amount of the loans is approximately $2.25 million (based on conversion rate of 1 RMB = $0.149849 on October 12, 2010). The individual loan amounts for Messrs. Liu, Li and Zheng are approximately $0.19 million, $0.35 million and $1.70 million, respectively.

For Tongda shareholders, Li Zhi Fei, Di Wang and Yu-Kai Wang (YK Wang), the aggregate amount of the loans is approximately $1.05 million (based on conversion rate of 1 RMB = $0.149849 on October 12, 2010). The individual loan amounts for Messrs. Fei, Di Wang and YK Wang are approximately $0.08 million, $0.43 million and $0.53 million, respectively.

Each of the loans contains the following additional material terms:

    •           Interest free

    •           10 year term

    •           Repayment limited to transfer of all equity held in TOFA or Tongda, as applicable, to Dalian Xinding

    •           Under the Equity Interest Pledge Agreement, each of the TOFA and Tongda shareholders pledged 100% of their equity interest in TOFA and Tongda to Dalian Xinding as collateral for their obligation under the Loan Agreement, Equity Interest Purchase Agreement and Business Operation Agreement. Messrs. Liu, Li and Zheng currently hold 8.6%, 15.7% and 75.7%, respectively, of the equity interest in TOFA. Messrs. Fei, D Wang and YK Wang currently hold 7.8%, 41.2% and 51.0%, respectively, of the equity interest in Tongda.

As pledgee, Dalian Xinding has the right to sell the pledged equity pursuant to the law or through any other approach. If Dalian Xinding decides to enforce the pledge agreement, the pledgor shareholder must ensure that all of his rights as a shareholder are transferred to Dalian Xinding.

    •           Under the Equity Interest Purchase Agreement, Dalian Xinding has the right to purchase all or part of the TOFA and Tongda equity interest held by the shareholders at any time for a purchase price equal to the shareholder’s original investment price for the equity interest. For each of Messrs. Liu, Li and Zheng, the original investment price was approximately $22,477 for each percentage of equity interest held by him. For each of Messrs. Fei, D Wang and YK Wang, the original investment price was approximately $10,489 for each percentage of equity interest held by him. The total purchase price for the equity interests held by each of the TOFA and Tongda shareholders equals the amount of the Loan Agreements that they entered into with Dalian Xinding.

Pursuant to the terms of the Business Operation Agreement, Dalian Xinding effectively gained management control of TOFA and Tongda.

    •           Without written consent of Dalian Xinding, neither TOFA nor Tongda can enter into or consummate a transaction that might significantly affect the assets, obligations, rights and operations of TOFA or Tongda.

    •           Dalian Xinding is entitled to provide advice and guidance regarding hiring and firing employees, daily operations and financial management of TOFA and Tongda, and the management of TOFA and Tongda have agreed to accept such advice and guidance.

    •           Dalian Xinding is entitled to recommend all candidates for directors and executive officers of TOFA and Tongda and TOFA and Tongda have agreed to appoint the candidates recommended by Dalian Xinding.

    •           TOFA and Tongda have issued a letter of authorization that authorizes designated officers of Dalian Xinding to act as their proxies and exercise all rights of shareholders at any shareholders meetings of TOFA or Tongda pursuant to PRC law and the bylaws of TOFA and Tongda.

Pursuant to the terms of the Lease Agreement, TOFA and Tongda have leased all of the property, plant and equipment of TOFA and Tongda to Dalian Xinding and Dalian Xinding possesses the right to use all of such property, plant and equipment during the lease term.

From incorporation to March 15, 2011, the business of the Company, as Summit Growth Corporation, consisted solely of identifying and entering into a business combination with a privately held business or company, domiciled and operating in an emerging market that was seeking the advantages of being a publicly held corporation whose stock is eventually traded on a major United States stock exchange.

On March 15, 2011, the Company and its controlling shareholders entered into and consummated a share exchange with Victor Score and the Victor Score shareholders. Pursuant to the terms of a Share Exchange Agreement among the parties (the “Share Exchange Agreement”), all of the issued and outstanding shares of Victor Score were exchanged for shares of the Company.

In addition, the following actions occurred under the terms of the Share Exchange Agreement:

    •           The Company issued an aggregate of 32,839,910 ordinary shares to 35 former Victor Score shareholders in exchange for 30,546.31 shares of Victor Score stock then held by them and 104,571.95 preference shares to Mr. Zheng in exchange for 19,453.69 shares of Victor Score stock then held by him. Upon effectiveness of the share exchange, the Company had 34,645,610 ordinary shares and 104,571.95 preference shares issued and outstanding. Mr. Zheng held 100% of the outstanding preference shares, or 23.19% of the voting power, of the Company.

    •           As a condition to the closing of the share exchange, Mr. Joseph Rozelle resigned as a director of the Company, such resignation was effective on May 5, 2011, and Messrs. Zheng, YK Wang and Yu-Long Wang (YL Wang) were appointed to the board of directors of the Company, with Mr. Zheng being named Chairman of the Board. Mr. Zheng’s appointment was effective immediately and the appointments of Messrs. YK Wang and YL Wang were effective on May 5, 2011.

    •           Also as a condition to the closing of the share exchange, Mr. Karl Brenza resigned as the President and Chief Executive Officer of the Company, Mr. Zheng was appointed Chief Executive Officer and President, Mr. Anthony Zhang was appointed Chief Financial Officer and Secretary, Mr. Pi-Jia Liu was appointed Chief Operating Officer and Mr. YK Wang was appointed Chief Technology Officer.

As of May 16, 2011, we effected a one-for-two consolidation of our issued and outstanding ordinary shares and increased the amount of our authorized ordinary shares from 39,062,500 shares to 100,000,000 shares. The preference shares issued in connection with the share exchange were automatically converted into 10,457,195 ordinary shares upon effectiveness of the share consolidation.

As a result of the consummation of the share exchange and the one-for-two share consolidation, as of May 16, 2011, we had 27,780,000 ordinary shares and no preference shares of the Company's capital stock issued and outstanding.

See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure as of December 31, 2012.

B	Business Overview

Overview

We are primarily engaged in the research and development, production and distribution of composite bimetallic materials, primarily copper-clad aluminum, or CCA, and its manufacturing equipment. We are also involved in the research and development of additional related production technologies and we provide consultancy services on such technologies to a number of entities, within and out of China. Due to PRC legal restrictions on foreign ownership and investment in businesses in China, we operate our business primarily through Dalian TOFA New Materials Development Co., Ltd. (“TOFA”) and Dalian Tongda Equipment Technology Development Co, Ltd. (“Tongda” and, collectively with TOFA, the “VIEs”), each a consolidated affiliated entity of TODA in China.

Description of Our Industry

The Composite Bimetallic Material Industry, Generally

The composite bimetallic material industry is part of the wire and cable industry. The wire and cable market broadly consists of two large categories: electrical, involving products that are used for electrical current carrying capabilities, and telecommunications, involving products that are used for signal carrying communications purposes. The global bimetallic wire industry is fast-growing and increasingly competitive. This is especially true in China where there is considerable fragmentation of manufacturers.

Traditionally, electrical conducting wires are made of copper because of its excellent conductivity, solderability and lower contact resistance. However, the weight of copper has been a disadvantage. Copper cladding over a core of steel or aluminum offers the surface corrosion resistance and solderability of a solid copper conductor at significantly less weight. As a result, composite bimetallic conductors are generally used as substitutes for solid copper conductors and offer the consumer the following advantages over solid copper - lighter weight per unit volume and high tensile strength - while maintaining the excellent conductivity of pure copper.

To produce the composite bimetallic material, aluminum rods or steel wires are wrapped concentrically with high quality copper ribbon; the two metals are then bound together using advanced clad welding technology. The clad welding enables the two metals to establish a very firm and strong metallurgical bond and makes the two become an inseparable one. The composite bimetallic material can be subject to wire-drawing and heat treatment processes just like single metal material. During the wire-drawing process, the outer copper cladding and the inner aluminum or steel core are proportionally decreased in diameter, thereby guaranteeing a constant ratio in the volume of copper per unit of composite bimetal.

In the 1970s, scientists in the US, Europe and Japan began researching and developing the first CCA materials. Their research concluded that CCA wire could be used effectively in much the same way as pure copper wire. This made CCA wire an excellent substitute for pure copper wire in terms of their applications, techniques involved and more importantly, costs. Since then, CCA wire and cable have been widely employed in the telecommunication, information technology, auto and, most recently, construction industries, which resulted in a tremendous decrease in the use of copper resources and project costs.

When compared to pure copper, composite bimetals have distinct advantages:

•	Because of the “superficial effect” of high frequency signals, composite bimetals have the same electrical conductivity as pure copper when transmitting high frequency signals of 5 MHz or above;

•	The density of CCA wire is only 37% to 40% of pure copper wires, so for wires of the same weight and diameter, CCA wire will be 2.45 to 2.65 times longer than pure copper wire;

•	The copper outer layer makes it easy to weld;

•	The relative lighter weight of CCA to pure copper (ratio of 1:2.45 for wires of equal length) makes it easier to handle and saves on unit transportation cost;

•	Higher flexibility makes CCA easier to be processed than pure copper;

•	pure copper could cost about three times as much as CCA; and

•	Copper-clad steel, or CCS, wire is 1.6 to 2 times stronger than pure copper in terms of tensile strength when comparing wire of same weight and diameter, and, during signal transmission, has the same transmission parameters as pure copper; therefore, production costs of electrical wire and cable can be greatly reduced employing the composite bimetallic material while maintaining the strength of pure copper.

Composite bimetallic wire can be further processed into enameled, tin-plated and silver-plated wire depending on the final application. Tin-plated composite bimetallic wire easily welded and can resist being sulphuretted. Silver- plated CCS wire has a higher conductivity for electricity and heat and better resistance to corrosion and oxidation. Therefore, these wires can be applied to a great variety of fields.

Aside from the more traditional use of composite bimetallic wire in the electrical and telecommunications business, composite bimetallic wire has found wide application in industries that have high-tech elements, such as the military, aerospace, automobile, computer and electronic appliance industries.

The Chinese Composite Bimetallic Metal Market

Prior to 1997, China did not have the capability to produce any composite bimetallic material. TOFA was one of the first companies to enter into the industry, spending time and energy researching the production of CCA material and succeeding in developing this product in China. TOFA was granted a national patent by the PRC Government for its proprietary technology used in the production of bimetallic wires with clad welding in 1997. The successful development of composite bimetallic material by local companies, including TOFA, was a landmark innovation in China. It has filled the vacuum in the production of this category of “new materials” in the country.

The successful development of composite bimetallic materials has significant meaning for China, reducing the cost of production of copper clad products and China’s reliance on imported composite bimetallic materials. This has also created an industry that helps to lower material or production costs for companies in downstream industries, and helps the country save millions of tons of copper resources per annum.

Because of the various advantages they have over pure copper products, the demand for composite bimetallic wire has been steadily increasing ever since they were introduced to the market. In 2005, Professor Dai, YaKang, a leading expert in the introduction and development of composite bimetals in China predicted, while participating in the Beijing Conference of the International Copper Association Ltd. (the “ICA Conference”), that 25% to 50% of the copper products market in China would gradually be replaced by composite bimetallic products by 2025. The International Wrought Copper Council (“IWCC”) has estimated that, at present, the annual demand for copper in China is in excess of 5 million tons.  Based upon the statistics set forth by the IWCC, this demand increased at a rate of between 10% and 20% per year since 2000.  Using a 25% assumed replacement rate, by 2025 the annual demand for CCA and CCS will be at least 1.25 million tons. Using the current wholesale price of approximately US$5,800 per ton, the domestic CCA and CCS market in China will conservatively be worth about US$7.25 billion per year by 2025.

Prior to 2005, the supply of CCA and CCS material for use in business in China was lagging the rest of the world because there were only a few manufacturers in China capable of producing composite bimetallic products. As a result of surging copper prices in early 2005, there was imminent need for the use of composite bimetals as replacements for pure copper material in a great variety of industries. This led to the rapid establishment of a number of companies that began producing composite bimetallic material and wires. However, due to a lack of access to proprietary technology and R&D capability, most of these producers operate on a rather small scale and produce composite bimetallic products that are used in the “lower end” markets, like those to be applied to home appliances. There are currently approximately 20 manufacturers that are of sufficient size, with production capacity, technological know-how and R&D capability to effectively compete on a national scale and less than five, including TOFA, are considered major players who have the ability to produce the kind of composite bimetallic products that are in great demand and could yield higher margin like the electricity and power cables on a larger scale, without the need to compete on price alone.

The Liaoning Province 2011 Government Work Report, published on January 27, 2011, provides that the local government is undertaking five industry-promoting programs designed to support Liaoning’s development.  In connection with the “Industrial Project,” the government anticipates that “fixed asset investment” will surpass RMB 850 billion ($150 billion), with the investment in the power industry representing approximately 2% of the total. As a result, the Provincial Electricity Bureau’s solicitation of tenders for the supply of power cables could be worth US$3 billion every year. Although not all of the cables used will be made of composite bimetallic products, there is tremendous potential for growth in this area. In terms of total output, China produced about 5,000 tons of CCA and CCS wire in 2001, as compared to total production of 25,000 tons of CCA and CCS wire in 2006 and 40,000 tons in 2007.

In late 2008/early 2009, the Chinese State Council announced a US$590 billion stimulus package to support the Chinese economy in response to the financial turmoil of late 2008. Approximately US$30 billion of this stimulus money has been allocated to the advancement of the telecommunication industry, including the promotion of 3G mobile communication services, digital TV sets and next generation broadband. The 3G and 3G LTE Development Plan put forth by the Chinese State Council, provides that, with respect to radio and cellular technology, approximately RMB 400 billion will be invested in this sector over the next several years to build in excess of 400,000 base stations to provide services to approximately 15 million end users.  This represents an annual increase of approximately 80,000 to 100,000 base stations throughout the country for the next three years.  Based on TOFA’s experience, each base station needs between 500 and 800 meters of coaxial cable which equates to a minimum annual demand of 60,000 kilometers of coaxial cables.  Each kilometer of coaxial cable uses approximately 500-700 kilograms of CCA, resulting in an annual demand of approximately 40,000 tons of CCA per year. Management believes that this will lead to a much higher demand for CCA wires and in fact that the whole composite bimetallic materials industry shall be significantly boosted.

Description of Our Business

Unless otherwise indicated, the following information relates only to the business and operations of our VIEs.

Our Variable Interest Entities

Dalian TOFA New Materials Development Co., Ltd.

TOFA was founded as a limited liability company on November 12, 1997. It is engaged in the development, manufacture and sale of composite materials, primarily copper-clad aluminum wire, for use in various industries in China. TOFA is a pioneer in the composite bimetallic materials industry in the PRC in terms of the production equipment and technology it employs, the quality of its products and its research and development capability.

PRC’s continued urbanization should continue to drive strong copper consumption within the PRC. In addition, under China’s 12th Five-Year Plan, the central government has expedited large infrastructure projects and invested significantly in continued infrastructure development. In September 2012, the government announced a policy of accelerating $156 billion in infrastructure spending. China's planned infrastructure projects should begin to strengthen copper demand in the third quarter of 2013, according to a senior copper market analyst at Chinese state-owned metals consultancy Beijing Antaike, which provides analysis to Chinese government departments and a range of domestic and international copper producers. According to PRC copper industry analysts, China’s refined copper demand in 2013 will increase by approximately 5.3% over 2012.

Its proprietary clad-welding technology was first awarded a patent by the Chinese Government in 1997 and its CCA wire was recognized as a “State Level Major New Product” by five Ministries of the State Council of PRC within four years of inception. Since then, TOFA has secured six patents on its processes and products.

In 2000, the Company was invited by the China National Standardization Committee to be the principal party participating in the drafting of industrial standard SJ/T11223-2000 for the use of CCA and CCS wires in the electronic industry in China. The standard has been expanded and is now applicable to all production, manufacturing and use of CCA and CCS products in China. Manufacturers of composite bimetallic materials are also required to satisfy the International Standards certification ISO9001:2000, a quality management system where an organization:

•	must demonstrate its ability to consistently provide product that meets customer and applicable regulatory requirements, and

•	aims to enhance customer satisfaction through the effective application of the system, including processes for continual improvement of the system and the assurance of conformity to customer and applicable regulatory requirements.

TOFA meets these certification standards. Further, TOFA’s products are recognized within the wire and cable industry, both domestically and internationally, to be of very high quality and the “TTOFF” trademark under which TOFA markets its products is a sign of quality. With customers’ recognition for its brand and products, TOFA began to expand its production capacity and continued to develop more products and the related production technologies.

  TOFA is beginning to enjoy the rewards of its efforts spent on product and technology development in the earlier days. Management believes that, as a result of its reputation, quality and product development capability, coupled with the increased demand for composite bimetallic products in China and an aggressive business development plan (discussed below), TOFA will continue to grow in the industry over the next two to three years.

Products and Services

TOFA currently produces a series of composite bimetallic materials from copper and aluminum. CCA is aluminum with a cladding of copper welded along the whole length of the material. Such material normally appears in the form of a wire and can be further drawn into fine wires with different diameters and/or further processed into wires with different coatings like silver, enamel or tin according to the requirements of their final applications or specifications of the customers.

The major products of TOFA include:

•	CCA wire for use in telecommunication cables;

•	CCA wire for use in power cables; and

•	Raw material for electro-magnetic coils.

The CCA wire produced by TOFA is either sold to end users or to intermediaries who further process the materials into finer wires or coated wires. Because of the unique characteristics of the CCA wire, namely the high conductivity, light weight and lower prices when compared to pure copper wires, management believes that there will be tremendous demands for the Company’s CCA wire products, especially in the telecommunications and power industries in China. At present, annual spending on copper products within the power industry in China is estimated to be US$71 billion, and about 30% of which is for power cables. Using current estimates, and assuming a 25% replacement of pure copper cables by CCA cables at a price equal to about 70% of the price for pure copper, we believe the market potential of CCA power cables could reach US$3.7 billion annually by 2025 (US$71 billion x 30% x 25% x 70%).

  In 2006, TOFA began researching the development of a copper clad aluminum magnesium alloy (“CCAM”) braided material. The aluminum and magnesium alloy has a magnesium content of 0.8% to 1.5% that produces a bimetallic product with higher tensile strength that is used primarily in the production of high quality coaxial radiant electric cables. CCAM is a finer/thinner wire than the bimetallic wire currently produced by TOFA. Beginning in 2008, Shenzhen Tofa Complex Metal Material Co., Ltd., a company located in Shenzhen, China which is owned by Mr. Chuan-Tao Zheng, our President, Chief Executive Officer and Chairman of the Board of Directors (“Shenzhen Tofa”) began producing CCAM braided material, which it periodically sells to TOFA for those of TOFA’s customers that require it. At this time, TOFA does not intend to begin producing CCAM itself.

In 2008, TOFA expanded its product offerings to include CCS wire (which is similar to CCA although the aluminum is replaced by steel). Unlike CCS wire produced using traditional methods, TOFA’s CCS wire is eco-friendly and cost-effective to consumers for use in electronic, auto, home electrical appliances and IT industries. Management estimates that the annual demand for CCS products in China is about 80,000 to 100,000 tons, and the supply is mostly low price, low conductivity electro-plated products that are made using traditional processes. In general, the most significant negative factor impacting the environment in connection with the traditional production of CCS can be traced to the use of toxic materials to polish and weld the materials.  The traditional CCS production process uses a significant amount of acid, alkali and highly toxic cyanide, all of which have a negative impact on the environment.  Because of this, use of these substances has been widely restricted.  In comparison, TOFA’s CCS production process depends completely on mechanical processes to polish copper, peel aluminum strips, coat welds and pull metals together to achieve metallurgical bonding.  The entire process is completed without the use of acid, alkali or cyanide, resulting in minimal impact on the environment.

TOFA is confident that its eco-friendly CCS products will gradually replace the existing products in the market in three to five years’ time. At the current time, CCS sales by TOFA amount to less than 5% of its total revenues.  However, TOFA is currently developing a high-yield CCS production line that it intends to launch within the next year.  The new production line is expected to produce high quality CCS wire on a large scale, with high efficiency, low environmental impact and low cost.  As a result, management believes that TOFA’s CCS wire will be an attractive alternative to the current norm - environmentally harmful CCS and electro-plating.

TOFA has focused on these products as its major revenue contributors because of the competitive advantage of its capability to produce CCA power cables and CCA boards and also because of the huge market potential. CCA electricity and power cables have an extremely large potential demand in China. For example, providing CCA electricity/power cables to a building in a city will, on the average, cost US$2.35 per square meter of gross floor area; and in Dalian alone, based on information reported in “ The 2010 Real Estate Market Research Report for Dalian ” published by the China Real Estate Information Corporation, there are approximately 6 million square meters of gross floor area being constructed every year. This means there is a potential demand of CCA electricity/power cables of US$14 million per annum. In August 2010, TOFA conducted a feasibility study on the replacement of traditional copper power cables by CCA power cables in the residential development projects in selected cities within Liaoning Province, followed by some trial marketing. The market was very receptive of CCA power cables because of their comparable conductivity characteristics to pure copper cables, coupled with the lighter weight and lower price of the products. In the year following the conclusion of this study and marketing effort, TOFA recorded US$47.0 million in sales of its products. Encouraged by these results, the management of TOFA is very confident that CCA cables will be applied to the new buildings and has begun talks with the various relevant government departments in some of the second tier cities like Fushun, Yingkou, Tieling and Anshan in Liaoning Province. TOFA regards this as a starting point as second tier cities, although smaller in scale, are also fast growing, and could shorten the time required to promote and market the CCA cables. Successfully securing orders for CCA cables in these cities will showcase the high qualities of their products to potential customers in other cities in the country, and would hopefully lead to more orders. With a proven track record from these second tier cities, TOFA will then begin to expand its presence in the CCA power cable market in first tier cities.

Employees

TOFA currently employs 138 individuals, all of whom are full time employees.

Suppliers

TOFA obtains all of its raw materials from local copper ribbon manufacturers and aluminum and steel rod factories in China. TOFA enters into purchase contracts with the respective manufacturers or factories for the quantity of a particular metal that it anticipates will be required for production over a two month period. The purchase price of each individual metal closely resembles the price for delivery of the metal in the spot market in the Shanghai Futures Exchange. TOFA usually pays a deposit of about 30% of the purchase price at the time it enters into an order and the remainder is paid within 30 days of acceptance of delivery.

Because of the specific requirements with respect to the quality of the copper belts and aluminum rods, TOFA only sources raw materials from the list of qualified suppliers. There are three to four primary suppliers with whom TOFA has had a long term working relationship and a number of secondary suppliers that are available to fill in on an “as needed” basis. In 2012, TOFA’s major suppliers were:

Raw Material	Supplier	Percentage of Material Purchased Annually
Copper ribbons	Anhui Yongjie Copper Co. Ltd.	25%
	Zhongtian alloy tech Co. Ltd.	16%

Aluminum rods	Jiangyin Hengli Electronic Co. Ltd	26%

Additionally, TOFA replaced all of its existing production machinery with intelligent production machines made by Tongda. This is discussed in further detail below.

Sales and Marketing

TOFA has a sales team of 15 full-time staff to market its products to its customers in both the domestic and the international market. At present, about 80% of its bimetal composite materials are sold in China while the remaining 20% is marketed internationally, primarily in South Korea, Taiwan, Germany and the US. It has targeted reputable enterprises in the telecommunication, electricity and power, home electronic appliances, auto and IT industries to be its preferred clients. TOFA has successfully built up a client base of well-known and respected names. These include local companies and international companies located in the US, Germany, Taiwan and South Korea. TOFA’s diversified customer base has lowered its risk of reliance on a small number of clients to keep the business growing. TOFA’s largest customers in terms of net sales during the last three years were (amounts presented in US$ in thousands):

Customer Name	2010	2011	2012
Radio Frequency Systems GMBH	$2,896	$6,701	4,764
Jiangsu Hengxin Technology Co., Ltd.	3,397	6,864	6,283
ShengYi Jianshe Group	1,057	5,463	-
Hua Tong Technology Ltd.	1,159	5,384	4,352

Unit sales price of TOFA’s CCA products is determined according to a pre-agreed formula (which is equal to the sum of the average copper price for spot delivery on the Shanghai Futures Exchange multiplied by a factor of 30% to 40% (depending on the form of final output) plus the average aluminum price for spot delivery multiplied by a factor of 60% to 70% (again, depending on the form of final output) plus processing fees). This price is exclusive of packaging and transportation costs.

Competition

Based on customer feedback, internal marketing data related to the CCA market in China, our patented technology and expertise as evidenced by our participation as a principal party in the drafting of China’s industrial standards for the use of CCA and CCS wire in the electronic industry in China, we believe that the TOFA name is highly regarded by its customers and throughout the industry in China and recognized as a key player in the composite materials industry in China.

The following table sets forth TOFA’s primary competitors in the various industries where CCA is currently being applied in China, based solely on the experience of TOFA’s management, coupled with periodic discussions with industry experts:

Industry	Company Name

Telecommunications RF Cable*	Fushi Int’l (Dalian) Bimetal Wires & Cables Co. Ltd. (a subsidiary of Fushi Copperweld Inc.)
Zhangjiagang Liangsheng Composite Bimetal Materials Co.
Suzhou Nanfang Xinda Bimetal Materials Co. Ltd.

Home Electrical Appliances**	Zhangjiagang Shingtian Metal Wires Co. Ltd.
Suzhou Nanfang Xinda Bimetal Wires Co. Ltd.
Fushi Int’l (Dalian) Bimetal Wires & Cables Co. Ltd.

Electrical Power***	Fushi Int’l (Dalian) Bimetal Wires & Cables Co. Ltd.

*	The total size for the telecommunications market is approximately 20,000 tons per annum, of which about 60% is the RF cable market.

**	The total size of the home electrical appliance market is approximately 10,000 tons per annum. TOFA used to have a more robust presence in the home electrical appliances CCA market; however, because of the lower margin and generally longer credit period afforded to customers in this market, TOFA has begun switching its resources to concentrate on CCA products and market that yield higher returns like the telecommunication and power cables industries.

***	The use of CCA cable for the electrical power industry in China is just beginning with annual demand estimated at 3,000 tons.

This achievement is the result of extremely strong and aggressive dedication to research and development, as well as the quality of the products that it puts out. TOFA was the first Chinese company to enter the CCA industry in 1997 and its coating and welding processes were awarded the first patent in China’s CCA industry from the State Patent Office.  TOFA has since been granted six patents for its CCA technology.  No other company in China possesses such patented technology.  Additionally, TOFA’s use of the intelligent, composite bimetallic material machinery developed and patented by Tongda for the production of its CCA wire (which is currently unique within China) enhances TOFA’s product and, by extension, its reputation.  Further, the fact that it had been one of the principal parties to draft the industrial standards for the CCA wires for use in the electronic industry when such wires were introduced to the local market has also helped TOFA build a recognizable brand name. At present, it is also participating in drafting CCA wire industrial standards for use by all industries in China.

In fact, because of the rather high barrier to entry in terms of the production technologies required, our management believes that there are less than fifty players in the industry in the whole of China and among them, only twenty or so can be considered as having decent productions.

Of the top three or four players, Fushi Copperweld believes it is one of the largest bimetal producer in the world in terms of manufacturing capacity. Fushi has acquired manufacturing plants in the US and the UK, which have resulted in its gaining substantial market share in the international market. Despite having a smaller scale than Fushi Copperweld; TOFA management believes that it is very competitive because of its research and development capability, proprietary technologies and the brand name it has built up.

Research and Development; Intellectual Property Rights

TOFA has placed great emphasis on research and development since its formation in 1997. Having been a pioneer in the R&D of CCA wire from inception, TOFA now seeks to expand its reach by developing superior CCS wire and is exploring the development of CCA and CCS boards to complement its current business. Research and development costs are charged to expense as incurred.  These costs mainly consist of remuneration for the staff and material costs.  TOFA incurred $182,236 and $149,543 in research and development costs for the years ended December 31, 2012 and 2011, respectively.

TOFA has been granted a total of six patents by the Chinese Government on their CCA wire products. The term of each of these patents runs from September 20, 2009 through September 19, 2019.  They include:

•	Conducting wires used grounding in lightning rods (ZL200520117626.7);

•	Ultra high-voltage grant span power transmission cable (ZL200520117631.8);

•	Conducting wires used for making braid and plug electronic components (ZL200520117628.6);

•	Bearing and trolley wire used for electrified railway (ZL200520117625.2);

•	High-voltage power cables of 66KV and below (ZL200520117629.0); and

•	Shaped wires used for high and low voltage distribution equipment (ZL200520117632.2).

•	Copper wires covered with zinc (ZL200920292177.8)

•	Equipment to manufacture copper tube covered with aluminum (ZL200920292189.0)

•	Sensor for checking the annealing process after welding the aluminum covered copper wire (ZL200920292188.6)

TOFA Subsidiaries

In June 2011, TOFA, together with two minority shareholders in TODA, formed Panjin TOFA Cable Co., Ltd. for the purpose of manufacturing CCA.  Panjin TOFA is based at New Materials Industrial Park, Yuanlin Village, Chenjia Town, Panshan County, Panjin City, Liaoning Province and began production on June 30, 2011.

In November 2011, TOFA formed Zhaodong TOFA for the purpose of selling CCA. Zhaodong TOFA is currently in the process of renovating its facilities to be located at 2nd West Versailles Apartment, No.1 Runhong, Zhengyang Street, Zhaodong City, Suihua City, Heilongjiang Province and has not begun doing any business.  We anticipate that the renovation of the Zhaodong TOFA facility will be completed and operations will commence in June 2012.

Dalian Tongda Equipment Technology Development Co., Ltd.

In 2008, Tongda was incorporated to engage in the research, development, production, manufacturing and distribution of intelligent composite bimetal materials manufacturing equipment. Tongda also provides consultancy services to customers with regard to such production technologies. All bimetallic composite materials production lines manufactured by Tongda employ a number of independent patented technologies that enable fully automated and intelligent control over raw material supply, clad-welding and finished product collection. The entire bimetallic composite material production process is monitored by a programmable logic controller (“PLC”) to ensure coordinated action of the various parts making up the production line. Tongda’s automated bimetallic composite materials production lines are the first of their kind to be introduced and marketed in the PRC.

Products and Services

Tongda produces a series of fully-automated, intelligent composite bimetal materials manufacturing equipment and facilities for the production of CCA wire and CCAM wire of various thicknesses (from 0.04 mm to 17 mm) and CCS wires with diameters less than 1.66 mm. Tongda is researching into production equipment that could produce CCS wires of diameters up to 7.5 mm, which requires more advanced technology to bond the constituent metals, and expects such equipment to be available in first half of 2013. The Tongda composite bimetal materials producing equipment is innovative in China as there was no domestically produced equipment of such kind in the market before. Apart from the automatic, intelligent composite bimetal materials manufacture equipment, Tongda also produces the following stand-alone machines and equipment used during the composite bimetal materials production process;

•	wire-drawing machines;
•	metal feeding devices;
•	wire collection devices;
•	waste materials pressing machines;
•	copper belt connecting devices;
•	copper belt buffers;
•	inverted cleaning detection devices;
•	inverted bare wire devices; and
•	hydraulic cooling connecting devices.

The availability of automated bimetallic composite material production lines and related equipment has made the manufacturing of the composite bimetal materials more cost effective and reduced total production time.

Traditionally, manufacturing of composite bimetallic materials was carried out via a number of discrete tasks - from cleaning of the raw metals, to loading the raw metals onto feeding wheels, to welding the raw metals into one wire, to collection of the finish products. These steps were each done on a separate machine and production was limited by the length of the ribbons and rods that could be input into the various machines. Tongda’s advanced design, which combines a built-in raw material feeding device, intelligent welding device and finished product collection device into one piece of equipment, makes it possible to produce high quality composite bimetal wires continuously. This is a breakthrough in the production mechanism in the industry in China. So, with the use of the intelligent production equipment from Tongda, the very complicated process of composite bimetal material production has become simplified.

When compared to the old generation equipment in Tongda’s internal testing process, the employment of the intelligent production lines from Tongda increases production efficiency by about 33% and lowers material wastage by 3%. Under the traditional system of manufacturing, raw material is lost in the feeding process and during the joining of one batch to the next for a continuous wire. Because of the high precision of the intelligent production lines, the copper ribbons used can be 20% thinner than those to be processed using the old machines. As a result, the material cost and hence the production cost is substantially lower.

The production process is more environmentally friendly. The intelligent design uses a mechanical peeling process to scratch off the outer layer of the aluminum rod, replacing the need to clean the surface of the metals with an alkali solution, thereby eliminating the waste water that would otherwise be generated from the cleaning of the raw materials. There is also a lower level of noise generated using Tongda’s intelligent production equipment when compared to the traditional bimetal materials production equipment.

Employees

Tongda currently employs 41 individuals, all of whom are full time employees.

Suppliers

To minimize the carrying and management costs, Tongda organizes its raw material purchases in such a way to keep inventory to a minimum. It keeps adequate supplies of those parts and raw materials required for the manufacture of two intelligent production lines, which require a delivery lead time of two months and above. With respect to the manufacture of its other machines and products, Tongda generally keeps only a small reserve of parts and raw materials and can easily order the materials required for production as an order comes in to the company. Tongda normally pays a deposit of 30% on signing a purchase order with its suppliers and settles in full when the supplies are received.

In 2012, Tongda’s major suppliers were:

Parts/ Raw Material	Supplier	Percentage of Material Purchased Annually
Steel	Dalian Pengda Steel Material Co Ltd	67%
	Dalian Hongxingiso Steel Material Co Ltd	30%

Machinery and Parts	Dalian Weiyun Plastic Machinery Co Ltd	42%
	Dalian Shahekou Xudong Machines	45%
	Dalian Bosheng Machinery Co Ltd	13%

Sales and Marketing

Within China, Tongda has taken a very careful approach in choosing its customers for its intelligent bimetal materials production lines to avoid creating more competition within the high margin production area. As a result, a significant majority of these products are intended for the international market, with initial focus on South Korea. In 2010, Tongda entered into an agreement with a distribution agent in South Korea to exclusively market its products in that country. In addition, Tongda provides consultancy services to its South Korean customers, advising them on the overall strategy of their composite materials production and conducting turnkey projects for related production lines and equipment. Tongda plans to expand its overseas presence going forward.

To the extent that Tongda sells its bimetal materials production lines in China, it is anticipated that, with the exception of sales to TOFA, any sales are limited to companies producing CCA solely for use in home electronic appliances (so-called lower margin products) that would not compete with TOFA.

With respect to its other machines, such as its semi automatic bimetal material production equipment and peripheral devices, Tongda sells its products domestically to customers that do not constitute direct competition to TOFA. Sales of such equipment and devices contributes approximately 10% to the revenue of Tongda.

Tongda’s largest customers in terms of net sales since it began producing and selling its products were (amounts presented in US$ in thousands):

Customer Name	2010	2011	2012
Sidelong International Electrical (China) Co.Ltd	$-	$10.5	$6.3
Saranskkable LCC	-	-	2.4-
Zhejiang Sheng Pujiang Baichuan	-	-	2.1-
TOFA	-	-	0.79
Yixing tong xin	1.5	-	-
Zhejiang De Tong	-	8.4	-
Xi an Jie Tong	676	-	-

With respect to intelligent composite bimetal production lines, customers pay a deposit equivalent to 50% of the purchase price on signing of the purchase contract. Another 40% of the purchase price is paid on delivery of the machinery, a further 5% is paid on satisfactory completion of a trial run and the balance is paid three months after installation. On completion of the trial run, a time locking program in the equipment is initiated as safeguard on the collection of the balance of the purchase price as required under the original contract.

Competition

Tongda is the only private corporation in China that possesses the patented technology that it uses in the production of intelligent composite bimetal materials production lines. As a result, management is of the opinion that Tongda is a leader in the business and there is no domestic competition with respect to the production of intelligent composite bimetal materials manufacturing equipment in China.

As we discussed above, with the exception of sales to TOFA, the majority of Tongda’s intelligent composite bimetal production lines are intended for the international market or for lower margin producers of CCA wire. Internationally, we believe that our primary competition is Nexans Deutschland GmbH, a German subsidiary of French cable maker Nexans SA, that produces similar lines of products as our intelligent bimetal materials production equipment with clad welding technology. Fushi Int’l (Dalian) Bimetal Wires & Cables Co. Ltd. uses an intelligent production line licensed from Nexans by Fushi Copperweld, Inc. Outside of this competitor, we are not aware of any products that are currently available using similar intelligent technology.

Research and Development; Intellectual Property Rights

Since its inception in 2008, Tongda has devoted significant resources to the research and development of its hardware and production capabilities, understanding that the development of superior manufacturing was essential to its business strategy.  Research and development costs are charged to expense as incurred.  These costs mainly consist of remuneration for the staff and material costs.  Tongda incurred $253,953 and  $149,423 in research and development costs for the years ended December 31, 2012 and 2011, respectively.  In the short span of time from incorporation to the present date, Tongda has already been granted ten patents by the Chinese authorities relating its products and production technology. In August 2008, Tongda also received ISO9001:2000 certification. Tongda’s patents include:

•	Bimetal composite wires efficient production line (ZL200710012349.7) - the term of this patent runs from August 25, 2010 through August 24, 2030;

•	Copper ribbon supplier for bimetal composite wires production equipment using clad-welding technology (ZL200720012439.1) - the term of this patent runs from April 16,2008 through April 15, 2018;

•	Bimetal wires blank continuous coated welding gun clamping device (ZL200810010173.6) - the term of this patent runs from August 25, 2010 through August 24 , 2030;

•	Automatic degreasing device for copper belt used for bimetal composite wires blank coated welding production (ZL200720015302.1) - the term of this patent runs from August 6, 2008 through August 5, 2018;

•	Bimetal wires blank vertical molding wheel device (ZL200820010358.2) - the term of this patent runs from November 19, 2008 through November 18, 2018;

•	Drive with clutch function in bimetal wires blank coated welding drawing equipment (ZL200820010355.9) - the term of this patent runs from November 19, 2008 through November 18, 2018;

•	Bimetal wires blank coated welding equipment rapid replacement of tungsten rod device (ZL200820010414.2) - the term of this patent runs from November 19, 2008 through November 18, 2018;

•	Wire surface processor with peeling function (ZL200820199015.5) - the term of this patent runs from October 21, 2009 through October 20, 2019;

•	Wire surface treatment device (ZL200820189880.1) - the term of this patent runs from November 4, 2009 through November 3, 2019; and

•	Copper belt polishing machines (ZL200920166770.8) - the term of this patent runs from April 14, 2010 through April 13, 2020.

•	Bimetal wires blank vertical molding wheel device (ZL201020269203.8) - the term of this patent runs from February 16, 2011 through February 16, 2021;

•	Bimetal wires blank vertical molding wheel device (ZL201020271505.9) - the term of this patent runs from February 16, 2011 through February 15, 2021;

Government Regulation applicable to TOFA and Tongda

TOFA and Tongda are subject to rules and regulations imposed by a wide range of governmental authorities and are diligent in maintaining an awareness of those rules.  Their headquarters and manufacturing facilities are located in the PRC and as such, it is subject to various tax and business governance rules and regulations imposed by the PRC and its political subdivisions. Failure to comply with the various government regulations can have a negative impact on our company; therefore we are diligent in our compliance with these rules and regulations.  We are in compliance with all material respects of such laws, regulations, rules, specifications and have obtained all material permits, approvals and registrations relating to human health and safety and the environment. In addition, third parties and governmental agencies in some cases have the power under such laws and regulations to require remediation of environmental conditions and, in the case of governmental agencies, to impose fines and penalties. We make capital expenditures from time to time to stay in compliance with applicable laws and regulations.

In 2012 and 2011, TOFA incurred expenses of $2,023 and $2,011, respectively, to comply with governmental regulations in China and $4,001 and $3,981, respectively, to comply with environmental regulations in China.  During the same period, Tongda incurred expenses of $1,124 and $1,031, respectively, to comply with governmental regulations in China and $1,723 and $1,631, respectively, to comply with environmental regulations in China.

Environmental Compliance

As we conduct our manufacturing activities in China, we are subject to the requirements of PRC environmental laws and regulations on air emission, waste water discharge, solid waste and noise. The major environmental regulations applicable to us include the PRC Environmental Protection Law, the PRC Law on the Prevention and Control of Water Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Air Pollution and its Implementation Rules, the PRC Law on the Prevention and Control of Solid Waste Pollution, and the PRC Law on the Prevention and Control of Noise Pollution. We aim to comply with environmental laws and regulations and have received our ISO 14001:2004 Environmental Management System Certificate for environmental compliance. The ISO 14001:2004 standard is intended to help companies minimize the environmental impact of the production process. The standard includes a set of internationally accepted specifications for environmental management systems created by the International Organization for Standardization. The standards for certification include three major areas: (1) Management systems - systems development and integration of environmental responsibilities into a company's planning; (2) Operations - consumption of natural resources and energy; and (3) Environmental systems - measuring, assessing, and managing emissions, effluents, and other waste streams.

  We do not believe that the costs and compliance with applicable environmental laws materially impact our business. The traditional electro-plating production process is a potential eco-hazard, releasing high levels of pollutants into the atmosphere.  In Liaoning province alone, governmental regulators have forced the permanent closure of two metal material producers and the temporary shutdown of 34 more while they search for a way to reduce the level of harmful emissions from their facilities.  Seven additional manufacturers have been ordered to reduce their level of emissions.  Similar environmental crackdowns are being felt throughout other provinces in China.  The Chinese government continues to introduce more stringent environmental regulations for the production of electro-plating with the goal of reducing or eliminating the production of harmful levels of acid and alkali residue, as well as toxic levels of cyanide.  In the composite bimetallic material industry, this environmental liability is virtually eliminated.  CCA and CCS wire saves a lot of the scarcity of copper resources and the coated welding production process does not pollute the environment.

Additionally, the production process for our intelligent composite bimetal materials manufacturing equipment is more environmentally friendly. The intelligent design uses a mechanical peeling process to scratch off the outer layer of the aluminum rod, replacing the need to clean the surface of the metals with an alkali solution, thereby eliminating the waste water that would otherwise be generated from the cleaning of the raw materials. There is also a lower level of noise generated using Tongda’s intelligent production equipment when compared to the traditional bimetal materials production equipment.

We are not subject to any admonitions, penalties, investigations or inquiries imposed by the environmental regulators, nor are we subject to any claims or legal proceedings to which we are named as defendant for violation of any environmental law or regulation. We do not have any reasonable basis to believe that there is any threatened claim, action or legal proceedings against us that would have a material adverse effect on our business, financial condition or results of operations.

Tax

Pursuant to the Provisional Regulation of China on Value Added Tax (“VAT”) and their implementing rules, all entities and individuals that are engaged in the sale of goods, the provision of repairs and replacement services and the importation of goods in China are generally required to pay VAT at a rate of 17.0% of the gross sales proceeds received, less any deductible VAT already paid or borne by the taxpayer. Further, when exporting goods, the exporter is entitled to a portion of or a full refund of the VAT that it has already paid or borne.

Foreign Currency Exchange

Under the PRC Regulations for the Control of Foreign Exchange (2nd Version), Part III - Control of Foreign Exchange on the Capital Account, which is applicable to us, the RMB is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of RMB for capital account items, such as direct investment, loan, security investment and repatriation of investment, however, is still subject to the approval of the PRC State Administration of Foreign Exchange, or SAFE. Foreign-invested enterprises may only buy, sell and/or remit foreign currencies at those banks authorized to conduct foreign exchange business after providing valid commercial documents and, in the case of capital account item transactions, obtaining approval from the SAFE. Capital investments by foreign-invested enterprises outside of are also subject to limitations, which include approvals by the Ministry of Commerce, the SAFE and the State Reform and Development Commission.

Dividend Distributions

Under the PRC regulations on the Implementation of Foreign-Invested Company Law, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with the PRC accounting standards and regulations. In addition, a foreign-invested enterprise in China are required to set aside at least 10% of their after-tax profit based on the PRC accounting standards each year to its general reserves until the accumulative amount of such reserves reach 50% of its registered capital. These reserves are not distributable as cash dividends. The board of directors of a foreign-invested enterprise has the discretion to allocate a portion of its after-tax profits to staff welfare and bonus funds, which may not be distributed to equity owners except in the event of liquidation.

Development Strategies for TOFA and Tongda

1.	Concentrate on New Products

Composite bimetallic wires are widely applied in the electricity/power, telecommunication, IT, auto, home electrical and electronic appliances industries; but different applications require very different specifications for the wires. We intend to move into the production of CCA wire for use in power cables.  Management believes that we possess the technical expertise to develop, produce and install power cables that would be attractive to current and future clients.

2.	Diversify Production into New Materials and Product Lines

TOFA intends to expand its composite bimetallic wire production of CCS wire. We believe that expansion in this area is an excellent complement to our existing business and will provide us access to international markets, including the US and Europe. Lead time of about 12 months is required for the installation of appropriate facilities before production can commence.

TOFA also intends to develop CCA boards to complement its existing product line. During power transmission, power cables are connected from the source to the end users via a number of transformers. Traditionally, a large number of copper boards are employed in the transformers as connecting bodies. With the development of CCA products, management believes that it would be advantageous to our customers to provide the option to replace heavy, expensive copper boards with lighter, more cost-effective CCA boards.  Our employees have the technological know-how to develop attractive CCA boards and we intend to set up production facilities for CCA boards by the end of 2012.

At this time we are unable to estimate the cost associated with the development and expansion of these product lines.

3.	Closer Cooperation with Existing Customers

With the availability of intelligent bimetallic wire production lines from Tongda, TOFA is in a position to offer closer cooperation to its customers. The operating model calls for TOFA to purchase and install Tongda’s intelligent production lines in premises adjacent to select customers who would guarantee a certain order quantity, and the CCA wires produced will all be sold to that customer. The purpose is to secure long term orders from the customers by providing them with guaranteed and timely supply of the CCA products.

4.	Further Research and Development

To maintain its competitive edge, TOFA will continue to develop new products as well as its production technology. Tongda will expand its research into the manufacturing of intelligent production lines for CCS wires and for CCA boards.

5.	Expanding Market Share through Acquisitions

We intend to locate a number of CCA manufacturers with good potential to be targets of acquisitions. Tongda will provide the targets with intelligent CCA production lines and will have them installed in their plants. In exchange, we will acquire a certain percentage of the equity interest, though not necessarily absolute majority, in the target.

C	Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Each of TOFA and Tongda is a private limited company incorporated and headquartered in Dalian, Liaoning Province, China. Mr. Zheng, our Chairman of the Board, President and Chief Executive Officer, is the majority owner of TOFA, holding 75.7% of the equity interest in TOFA. Mr. YK Wang, our Chief Technology Officer and a director, is the majority owner of Tongda, holding 51.0% of the equity interest in Tongda. Zhaodong TOFA Cable Co., Ltd. (Zhaodong TOFA) was formed on November 18, 2011 and is a wholly-owned subsidiary of TOFA. Panjin TOFA Cable Co., Ltd. (“Panjin TOFA”) was formed on June 30, 2011 and is a wholly owned subsidiary of TOFA.

D	Property, Plants and Equipment

TOFA’s production base, as well as our corporate headquarters, are located in the South Area, Lingang Industrial Area of Dalian Economic and Technology Development Zone, Dalian, Liaoning Province, China. TOFA’s production plant occupies a site area of 15,000 sq meters with gross floor area of 7,000 sq meters. TOFA has the right to use the land on which its factory is located from 2007 to 2056 pursuant to the terms of a Land Use Certificate issued to TOFA by the Chinese government. Additionally, TOFA has the right to use its production plant from 2002 to 2052 under the terms of a Property Certificate issued to TOFA by the Chinese government.  As required by the respective certificates, TOFA paid the Chinese government an aggregate lump sum of $312,838 for the use of the land and the production plant, which is amortized over the term. TOFA is not required to pay any additional fees for the lease of this facility. One of TOFA’s warehouses is located at Shuangdi Port, Hi-tech development District, Dalian, Liaoning Province, China. TOFA currently leases this facility for the period from January 1, 2012 to June 30, 2013.  The annual lease amount is $12,169.

Tongda’s production plant is located at Youjia Village, Xinzhaizi Street, Ganjingzi District, Dalian, Liaoning Province, China and has a gross floor area of 2,500 sq meters standing on a site of 5,000 sq meters. Tongda currently leases this facility for the period from July 1, 2008 to June 30, 2013.  The annual lease amount is $15,028.

Zhaodong TOFA is developing sales offices at 2nd West Versailles Apartment, No.1 Runhong, Zhengyang Street, Zhaodong City, Suihua City, Heilongjiang Province, China. Zhaodong TOFA currently leases this space for the period from November 2011 to October 2013.  The annual lease amount is $662

 Mudanjiang TOFA is developing sales offices at 380 Chang’an Road Mudanjiang City, Heilongjiang Province, China. Mudanjiang TOFA currently leases this space for the period from November 2011 to October 2013.  The annual lease amount is $9,525

Panjin TOFA’s production facility is located at New Materials Industrial Park, YuanlVillage, Chenjia Town, Panshan County, Panjin City, Liaoning Province, China and has a gross floor area of 1,300 sq meters standing on a site of 35,334 sq meters. Panjin TOFA currently leases this space for the period from August 2011 to August 2014.  The annual lease amount is $95,254.

ITEM 4A.      UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.         OPERATING AND FINANCIAL REVIEW AND PROSPECTS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our consolidated financial statements and the related notes included elsewhere in this annual report on Form 20-F. This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Item 3.D. Key Information—Risk Factors” or in other parts of this annual report on Form 20-F.

A	Operating Results

CRITICAL ACCOUNTING POLICIES

While our significant accounting policies are more fully described in Note 2 to our financial statements, we believe the following accounting policies are the most critical to aid you in fully understanding and evaluating this management discussion and analysis.

Consolidation of VIEs

Our consolidated financial statements include the financial statements of Dalian Xinding and TOFA and Tongda, two variable interest entities in which we are the primary beneficiary and Panjin TOFA and Zhaodong TOFA, the subsidiaries of TOFA. All significant inter-company transactions and balances have been eliminated on consolidation.

We have no direct or indirect legal or equity ownership interest in TOFA or Tongda. However, through the VIE Agreements between Dalian Xinding and the shareholders of TOFA and Tongda, the shareholders of TOFA and Tongda have assigned all their rights as shareholders, including voting rights and disposition rights of their equity interests in TOFA and Tongda to Dalian Xinding, our indirect, wholly-owned subsidiary.

In accordance with Accounting Standards Codification (“ASC”) 810-10-15-14, TOFA and Tongda are deemed variable interest entities for two reasons.  First, the equity shareholders of TOFA and Tongda do not significantly enjoy the benefits of income or suffer the consequences of losses.  Second, the equity shareholders of TOFA and Tongda do not possess the direct or indirect ability through voting or similar rights to make decisions regarding their activities that have a significant effect on the success of the two companies.  Therefore, in accordance with ASC 810-10-25-38A, we are deemed to be the primary beneficiary of TOFA and Tongda and the financial statements of TOFA and Tongda are consolidated in our consolidated financial statements.

The Company's Consolidated VIEs-Balance Sheet Classification

The following table presents the carrying amounts and classifications of consolidated assets that are collateral for consolidated VIE obligations:

	December 31,
	2012	2011	2010
Assets

Current assets
Cash	$2,909,061	$4,342,750	$2,383,703
Restricted Cash	3,207,813	1,588,840	1,266,667
Accounts receivable	17,832,844	16,440,294	11,825,238
Inventories	13,199,221	12,114,595	5,580,175
Prepaid expenses and other current assets	8,644,039	4,414,947	5,521,916
Due from a related company owners and tax receivable	3,463,543	1,285,791	787,876
Other assets	13,948,759	9,693,607	9,028,504

Total assets of consolidated VIEs	63,205,280	$49,880,824	$36,394,079

The following table presents the carrying amounts and classification of the third-party liabilities of the consolidated VIEs:

	December 31,
	2012	2011	2010
Current liabilities
Bank loans	$9,712,118	$8,918,440	$7,945,543
Accounts payable	10,485,324	4,678,341	3,706,251
Other liabilities	5,507,063	961,782	1,533,241

Total liabilities of consolidated VIEs	$25,704,505	$14,558,563	$13,185,035

The consolidated VIEs included in the table above represent the two separate entities and their subsidiaries. The creditors of consolidated VIEs have legal recourse only to the assets of the VIEs and do not have such recourse to the Company. In addition, the assets are generally restricted only to pay such liabilities. Thus, the Company's maximum legal exposure to loss related to consolidated VIEs is significantly less than the carrying value of the consolidated VIE assets due to outstanding third-party financing. Intercompany liabilities are excluded from the table.

Revenue Recognition

We generate revenue primarily from manufacturing and trading copper coated aluminum wire, equipment and related products and licensing copper coated aluminum wire technology.

Licensing technology represents the revenue from the leasing of several exclusive production technologies to independent third parties.  The technologies are internally developed by Tongda’s research and development department. The production technologies related to the technical know-how in the production process have not been patented in accordance with the relevant laws and regulations of the PRC.

Revenue represents the invoiced value of goods sold and the rental income of certain production technologies to independent parties.  Revenue is recognized when all of the following criteria are met: (1) persuasive evidence of an arrangement exists; (2) delivery has occurred and the customer has taken ownership and assumed the risk of loss, or services have been rendered; (3) the seller’s price to the buyer is fixed or determinable; and (4) collectability is reasonably assured.

Accounts Receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. We generally extend unsecured credit up to three months to our customers in the ordinary course of business and mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on management’s assessment of known requirements, such as aging of receivables, payment history, the customer's current creditworthiness, and the economic environment. When a specific account receivable balance is deemed uncollectible, a charge is taken to the statement of income. Recoveries of balances previously written off are reflected as income in the statement of income.

Inventories

Inventories - consisting of raw material, work-in-progress and finished goods of copper coated aluminum wire and related products - are stated at the lower of cost or net realizable value. Finished goods are comprised of direct materials, direct labor and a portion of overhead. Inventory costs are calculated using a weighted average method of accounting. Allowances are recorded for obsolete, slow-moving and damaged inventory and are deducted from the related inventory balances. No provision was made as of December 31, 2011 and 2012.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less accumulated depreciation and any impairment. Maintenance, repairs and minor renewals are expensed as incurred; major renewals and improvements that extend the lives or increase the capacity of plant assets are capitalized.

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the reporting period of disposition.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets after taking into account their respective estimated residual value. The estimated useful life of the assets is as follows:

Years
Buildings	10 - 20
Plant equipment	5 - 10
Office equipment	3 - 5
Motor vehicles	3 - 4

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs mainly consist of remuneration for the research and development staff and material costs for research and development. We incurred $436,189, $298,966 and $171,621 for the years ended December 31, 2012, 2011 and 2010, respectively.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Foreign Currency Transaction

We maintain our books and accounting records in RMB, which is determined as the functional currency. Transactions denominated in currencies other than RMB are translated into RMB at the exchange rates quoted by the People’s Bank of China (“PBOC”) prevailing at the date of the transactions. Monetary assets and liabilities denominated in currencies other than RMB are translated into RMB using the applicable exchange rates quoted by the PBOC at the balance sheet dates. Gain and losses resulting from foreign currency transactions are included in operations.

Our financial statements are translated into USD, which is our reporting currency. Assets and liabilities are translated at the prevailing exchange rate at each reporting period end. Contributed capital accounts are translated using the historical rate of exchange when capital is injected. Income and expense accounts are translated at the average rate of exchange during the reporting period. Translation adjustments resulting from translation of these financial statements are reflected as other comprehensive income in the statements of operations and accumulated other comprehensive income in the statements of changes in shareholders' equity. The translation rates are as follows:

	December 31,
	2012	2011	2010
Year-end RMB:USD Exchange Rate	6.2301	6.2939	6.6000
Average RMB:USD Exchange Rate	6.2990	6.4475	6.7137

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

Overview

We believe that there are currently approximately 20 manufacturers that are of sufficient size, with production capacity, technological know-how, and R&D capability to effectively compete in China’s composite bimetallic materials production market and less than five, including TOFA, are considered major players who have the ability to produce the kind of composite bimetallic products that are in great demand and could yield higher margin, like the electricity and power cables on a larger scale, without the need to compete on price alone.  Further, we believe that Tongda is unique in China, being the sole producer of intelligent composite bimetal materials manufacturing equipment in the country.

The composite bimetallic materials market is expected to grow at a very fast pace as new buildings and other infrastructure will have to be constructed every year with the continuous urbanization in China. Although there are no official statistics indicating how large this segment of the market is, management believes, based on its experience and internal market research, this may be worth billions of dollars in the coming ten to fifteen years.

We believe that our patented technology, both in the development of innovative manufacturing equipment and in the manufacturing process itself, knowledge of the markets and growing brand recognition, coupled with the expansion of business opportunities within China and internationally, as businesses look to contain cost while growing will positively impact our bottom line going forward.

Significant Factors Affecting Our Results of Operation

The most significant factors that may influence our operating results, both positively and negatively, include:

•	economic conditions in the PRC;

•	the market prices for copper and aluminum;

•	production capacity and utilization;

•	supply and costs of principal raw materials; and

•	product mix and implications on gross margins,

Economic conditions in the PRC

We operate our manufacturing facilities in the PRC and derive the majority of our revenues from sales to customers in the PRC. As such, economic conditions in the PRC will affect virtually all aspects of our operations, including the demand for our products, the availability and prices of our raw materials and our other expenses. According to McKinsey’s Business Strategy to Enter the Fast Moving Consumer Goods Market in China , dated January 10, 2008 and published by Baidu, Inc. at http://wenku.baidu.com/view/50a6f74c2b160b4e767fcffe.html , the Chinese economy has been the fastest growing economy (9.6% CAGR ) in the world for the past 15 years and, at the time of publication, was the 4th largest. We believe that this will lead to a much higher demand for CCA wires and in fact that the whole composite bimetallic materials industry shall be significantly boosted. We believe that economic conditions in the PRC will continue to improve and will positively affect our business and results of operations.

The market prices for copper, aluminum and steel

The price for TOFA’s composite bimetallic wire products is generally calculated by adding mark-up, which is essentially our gross profit, to the basic costs of raw materials (copper, aluminum and steel) and other production costs like direct labor and other manufacturing overhead. Therefore, lower raw material costs would result in lower prices for these products. As raw materials prices rise, our mark-up per ton represents a relatively lower percentage of our gross sales (which is generally based on tons processed) and therefore our gross profit margin as a percentage of sales is relatively lower; as copper prices decline, the reverse is true and we report relatively higher gross profit margins on a percentage basis.

We price our CCA power wire/cable products based on a certain discount to pure copper power wire/cables. Since the price of aluminum is much lower than that of copper, the raw material costs of our CCA power wire/cable is greatly lower than that of pure copper cables. So even if the selling price of CCA power wire/cable is discounted, there are still considerable mark-up for the product.

Production capacity and utilization

In order to capture the market opportunity for our products, we have expanded, and plan to continue to expand, our production capacity. Increased capacity has had, and could continue to have, a significant effect on our results of operations, by allowing us to produce and sell more products to generate higher revenues and net income.

Supply and costs of principal raw materials

Our ability to manage our operating costs depends significantly on our ability to secure affordable and reliable supplies of raw materials. We have at least two or three suppliers for our principal materials.

The price of our primary raw materials varies with reference to copper prices, and changes in copper price affect our cost of sales.  However, we are able to price our bimetallic composite material products based on our material procurement costs plus a mark-up, which is essentially our gross profit.  Therefore, despite the implications of copper price movement on our gross and net profit margin figures, our gross profit in absolute dollars, have not been materially affected by the change in copper prices.

Products mix and implications on gross margins

Our gross margin is also affected by our product mix. We produce and sell products according to customer orders.  Our product mix consists of composite bimetallic wire products, intelligent bimetallic composite material production line, and CCA power wire/cables. Composite bimetallic wire products, with gross margin of 22% in 2012, used to contribute the majority of our gross profits. We launched our intelligent bimetallic composite material production line to the market in late 2009, and this product line had a gross profit margin of 53% in 2012. We introduced another new product in the second half of 2010, namely the CCA power wire/cables that had a gross margin of 30% in 2012. We believe such CCA power wires/cables, with higher gross margins, will become the major products in our product mix and a significant revenue and profits contributor in the future.

Principal Components of Our Income Statement

Sales

Our sales are derived from sales of our products net of value-added taxes.  The most significant factors that affect our sales are shipment volume and average selling prices.  Our collection practices vary from customer to customer, they consist of (i) cash payment on delivery for small orders and new customer and (ii) credit for 30 days to 90 days to our established regular customers who have long term cooperative relationship.

Cost of sales

Our cost of sales primarily consists of direct material costs, and direct labor costs and manufacturing overhead costs. Direct material costs generally accounted for the majority of our cost of sales.

Gross Profit

Our gross profit of composite bimetallic wire products is affected primarily by the cost of raw materials, which is defined with reference to the cost of copper and aluminum or steel.  We are also able to price our composite bimetallic wire products based on the market price for materials plus mark-up, which is essentially our gross profit.

We price our CCA power wire/cable products based on the pure copper power wire/cables prices minus some percentage of discounts. Since the cost difference between copper and aluminum exists, the cost of CCA power wire/cable primarily consisting of copper and aluminum is greatly lower than the cost of pure copper cables. Even if the selling price of CCA power wire/cable is discounted, there are still considerable mark-up for the product.

Operating expenses

Our operating expenses consist of selling, general and administrative expenses including research and development expenses.

Selling and distribution expenses and administrative and other expenses

Our selling expenses include shipping expenses, salaries and traveling expenses for our sales personnel.  Our general and administrative expenses include administrative staff costs and other benefits, depreciation of office equipment, professional service fees, research and development expenditures and other miscellaneous expenses related to our administrative activities.

Our sales activities are conducted through direct selling by our internal sales staff. Because of the strong demand for our products and continuing improvement on efficiency, it is not necessary for us to add sales forces to start to aggressively market and distribute our products. Our selling expenses have been relatively small as a percentage of our revenues.

With the anticipated expansion of business, we anticipate the absolute dollars of selling, and administrative expenses will increase. But comparing to the stronger growth of business, we estimate they will still account for a similar percentage against revenues to the present.

Other comprehensive income

Other comprehensive income reflects foreign currency translation adjustment according to our accounting policies.

Year Ended December 31, 2012 compared to the Year Ended December 31, 2011

The following table presents the consolidated results of operations of the Company for the year ended December 31, 2012 as compared to the results of operations for the year ended December 31, 2011.

	For the Year Ended
	December 31
	2012	2011
Revenue	$42,638,117	$52,469,229
Cost of Sales	(32,609,334)	(37,128,334)
Gross Profit	10,028,783	15,340,895
Selling and Distribution Expenses	(882,547)	(606,271)
Administrative and Other Expenses	(2,996,579)	(2,662,595)

Operating Income	6,149,657	12,072,029
Other Income	446,823	354,439
Interest expense	(966,800)	(676,029)
Income tax expenses	(1,140,923)	(1,796,731)

Net Income before allocation of non-controlling interest	4,488,757	9,953,708
Net income attributable to non-controlling interest	16,753	(5,057)
Other Comprehensive Income	4,505,510	9,948,651

Total Comprehensive Income	$5,346,430	11,359,088

Revenue

Our business for the year ended December 31, 2012 expanded rapidly. We recorded revenue of $42.6 million for the year ended December 31, 2012, representing a decrease of $9.8 million, or 18.7%, as compared to $52.4 million for the year ended December 31, 2011.The decrease in both the bimetallic composite wire products and wiring equipment revenue is due primarily to a more intense competition in the Chinese composite bimetallic market for the year ended December 31, 2012 compared to the corresponding year of 2011.

  Revenue from our bimetallic composite wire products segment (which includes CCA and CCS wire products and CCA power cables) decreased by 15%, from $47.1 million in 2011 to $40 million in 2012. Revenue from CCA and CCS wire product decreased by 15%, from $37.9 million in 2011 to $32.1 million in 2012. The decrease in revenue of CCA and CCS wire product sales is due to a 10% decrease in average sale price compared to the same period in 2011, combined with the 5% decrease in sales volume. Revenue from our wiring equipment segment (which includes intelligent composite bimetallic material production equipment and technology) decreased 64% to $1.9 million, down from $5.3 million in 2011. The decrease in wiring equipment revenue is due primarily to the more intense competition in this market occurred during 2012.

The following tables break down our product sales by specific business segment and product category for each period.

	Year Ended December 31,
	2012			2011
			Average			Average
	Sales	Volume*	price	Sales	Volume*	price
Bimetallic composite wire products segment

CCA(S) wire products	$32,181,906	6,704	4,800	$37,917,978	7,074	$5,360
CCA power cables	$8,571,945	708	12,100	$9,257,169	952	$9,720
Segment Total:	$40,753,851	8,608		$47,175,147	8,026

Wiring equipment segment

Intelligent composite bimetallic material production line	$1,884,266	N/A	N/A	$5,294,082	N/A	N/A
Segment Total:	$1,884,266	N/A	N/A	$5,294,082	N/A	N/A
TOTAL:	$42,638,117			$52,469,229

* metric tons

Cost of Sales and Gross Profit

The following table sets forth our cost of sales and gross profit, both in amounts and as a percentage of total revenue for the year ended December 31, 2012 and 2011:

	Year ended December 31,
	2012		2011		Percentage
		% of		% of	Change
	US$	sales	US$	sales	Year to Year
Revenue	$42,638,117	100%	$52,469,229	100%	(18.7)%

Cost of sales
- Product sales to third parties	$(32,609,333)	76%	$(37,074,574)	70.7%	(12.0)%
- Product sales to related parties	$-	%	$-)	-%	%
- Licensing technology	$-	%	$(53,760)	0.1%	(100)%

Gross profit	$10,028,784	24%	$15,340,895	29.2%	(34.6)%

The costs of sales decreased $5 million, or 13.5%, to $32 million for 2012 from $37 million for 2011. As a percentage of total sales, our cost of sales increased to76 % of revenue for the year ended December 31, 2012, compared to 70% of revenue for the year ended December 31, 2011.  Gross profit decreased to $10 million for 2012 when compared to $15.3 million for 2011, a decrease of about $5 million, or 34.6%, year to year. Our gross profit margin decreased to 24% for 2012 from 29% for 2011. Contributing to the decrease in gross profit margin compared 2012 to 2011 was the fact that we price our refined copper and CCA wire products based on the market price for materials plus a fixed dollar mark-up, and our gross profit is essentially this mark-up net of costs classified as part of cost of goods sold. As copper prices rise during 2012, our fixed dollar mark-up per ton processed represents a relatively lower percentage of our gross sales (which is generally based on tons processed) and therefore our gross profit margin as a percentage of sales is relatively lower.

Selling and Distribution Expenses, Administrative and Other Expenses

The following table sets forth operating expenses and income from operations both in amounts and as a percentage of total revenue for selling and distribution expense, as well as administrative and other expenses for the year ended December 31, 2012 and 2011:

	Year ended December 31,
	2012		2011		Percentage
		% of		% of	Change
	US$	sales	US$	sales	Year to Year
Gross profit	$10,028,783	24%	$15,340,895	29%	(34.6)%
Selling and Distribution Expenses	(882,547)	2.1	(606,271)	1.1	45.6
General and administrative Expenses	(2,996,579)	-7	(2,662,595)	5	12.5
Operating Income	$6,149,657	14.4%	$12,072,029	23%	(49.1)%

Selling and distribution expenses and general and administrative expenses remained virtually unchanged year over year.

Other Income

For the year ended December 31, 2012, we had other income of $0.4 million, up $0.1 million, or 33%, from the $0.3 million posted for 2011. The increase in net profit was primarily due to the fact that during the year 2012, the Company manages to recover its bad debt as of $152,081 on other receivable that was written off in previous year. It was recorded as sundry income.

Net Income before allocation of non-controlling interest

We had net income before allocation of non-controlling interest of $4,488,757 for 2012, down $5,464,951, or 54.9% from the $9.9 million posted for 2011. The decrease in net income was primarily due to a decrease in gross profit margin while there was no fluctuation in ratio of selling and distribution expenses and general and administrative expenses against total revenue.

Net Loss attributed to non-controlling interest

For the year ended December 31, 2012, we attributed ($16,753) to the minority shareholders of Panjin TOFA Cable Co., Ltd that was established on June 30, 2011.

Other Comprehensive Income

Other comprehensive income represents the foreign currency translation adjustment. During the year ended December 31, 2012, the RMB rose against the US dollar, and we recognized a foreign currency translation gain of $0.84 million.

Year Ended December 31, 2011 compared to the Year Ended December 31, 2010

The following table presents the consolidated results of operations of the Company for the year ended December 31, 2011 as compared to the results of operations for the year ended December 31, 2010.

	For the Year Ended
	December 31
	2011	2010
Revenue	$52,469,229	$39,630,752
Cost of Sales	(37,128,334)	(24,620,653)
Gross Profit	15,340,895	15,010,099
Selling and Distribution Expenses	(606,271)	(445,951)
Administrative and Other Expenses	(2,662,595)	(1,857,785)

Operating Income	12,072,029	12,706,363
Other Income	354,439	95,237
Interest expense	(676,029)	(38,564)
Income tax expenses	(1,796,731)	(1,798,009)

Net Income before allocation of non controlling interest	9,953,708	10,622,027
Net income attributable to non-controlling interest	(5,057)
Other Comprehensive Income	1,410,560	590,146

Total Comprehensive Income	$11,359,088	$11,212,173

Revenue

Our business for the year ended December 31, 2011 expanded rapidly. We recorded revenue of $52.4 million for the year ended December 31, 2011, representing an increase of $12.8 million, or 32%, as compared to $39.6 million for the year ended December 31, 2010. This growth was primarily driven by: i) increased sales across all product categories as a result of increased production volume and strong market demand for our products; and ii) the increase of copper prices during 2011 relative to 2010.

Revenue from our bimetallic composite wire products segment (which includes CCA and CCS wire products and CCA power cables) increased by 44%, from $32.6 million in 2010 to $47.1 million in 2011. Revenue from CCA and CCS wire product increased by 37%, from $27.6 million in 2010 to $37.9 million in 2011. The increase in revenue of CCA and CCS wire product sales is due to a 3.8% increase in average sale price compared to the same period in 2010, combined with the 32% increase in sales volume. Revenue from our wiring equipment segment (which includes intelligent composite bimetallic material production equipment and technology) decreased 24% to $5.3 million, down from $7 million in 2010. The decrease in wiring equipment revenue is due primarily to the more intense competition in this market occurred during 2011.

The following tables break down our product sales by specific business segment and product category for each period.

	Year Ended December 31,
	2011			2010
			Average			Average
	Sales	Volume*	price	Sales	Volume*	price
Bimetallic composite wire products segment

CCA(S) wire products	$37,917,978	7,074	$5,360	$27,624,163	5,350	$5,163
CCA power cables	$9,257,169	952	$9,724	$5,020,310	520	$9,654
Segment Total:	$47,175,147	8,026		$32,644,473	5,870

Wiring equipment segment

Intelligent composite bimetallic material production line	$5,294,082	N/A	N/A	$6,986,279	N/A	N/A
Segment Total:	$5,294,082	N/A	N/A	$6,986,279	N/A	N/A
TOTAL:	$52,469,229			$39,630,752

* metric tons

Cost of Sales and Gross Profit

The following table sets forth our cost of sales and gross profit, both in amounts and as a percentage of total revenue for the year ended December 31, 2011 and 2010:

	Year ended December 31,
	2011		2010		Percentage
		% of		% of	Change
	US$	sales	US$	sales	Year to Year
Revenue	$52,469,229	100%	$39,630,752	100%	32%

Cost of sales
- Product sales to third parties	$(37,074,574)	70.6%	$(23,411,057)	59.1%	58%
- Product sales to related parties	$-	-%	$(976,487)	2.4%	(100)%
- Licensing technology	$(53,760)	0.1%	$(233,109)	0.6%	(77)%

Gross profit	$15,340,895	29%	$15,010,099	37.9%	2%

The costs of sales increased $13.6 million, or 58%, to $37 million for 2011 from $23 million for 2010. As a percentage of total sales, our cost of sales increased to 70% of revenue for the year ended December 31, 2011, compared to 59% of revenue for the year ended December 31, 2010. There is not any cost of our sales for 2011 was related to sales to certain related parties of the Company (which sales are discussed in further detail in Item 13. Certain Relationships and Related Transactions, and Director Independence on page [64]) and 0.1% was related to licensing technology, as compared to 2.4% and 0.6% for 2010, respectively. Gross profit increased to $15.3 million for 2011 when compared to $15 million for 2010, an increase of about $0.3 million, or 2%, year to year. Our gross profit margin decreased to 29% for 2011 from 37.9% for 2010. The following significant developments contributed to the decrease in gross profit margin compared 2011 to 2010:

•	Our cost of sales primarily consisted of direct material costs, and, to a lesser extent, direct labor costs and manufacturing overhead costs. Direct material costs generally accounted for the majority of our cost of sales.

•	Generally, the price of our products is set at a certain discount to Shanghai spot copper prices, and we believe our products replace or supplement “virgin” copper (non-recycled copper). For these reasons, our products are affected by the market price, demand and supply of copper.

•	We price our refined copper and CCA wire products based on the market price for materials plus a fixed dollar mark-up, and our gross profit is essentially this mark-up net of costs classified as part of cost of goods sold. As copper prices rise during 2011, our fixed dollar mark-up per ton processed represents a relatively lower percentage of our gross sales (which is generally based on tons processed) and therefore our gross profit margin as a percentage of sales is relatively lower

Selling and Distribution Expenses, Administrative and Other Expenses

The following table sets forth operating expenses and income from operations both in amounts and as a percentage of total revenue for selling and distribution expense, as well as administrative and other expenses for the year ended December 31, 2011 and 2010:

	Year ended December 31,
	2011		2010		Percentage
		% of		% of	Change
	US$	sales	US$	sales	Year to Year
Gross profit	$15,340,895	29%	$15,010,099	38%	2.2%
Selling and Distribution Expenses	(606,271)	-1.1	(445,951)	-1	35.9%
General and administrative Expenses	(2,662,595)	-5	(1,857,785)	-5	43.3%
Operating Income	$12,072,029	23%	$12,706,363	32%	-5.0%

Selling and distribution expenses and general and administrative expenses remained virtually unchanged year over year.

Other Income

For the year ended December 31, 2011, we had other income of $0.3 million, up $0.2 million, or 200%, from the $0.1 million posted for 2010. The increase in net profit was primarily due to an increase in foreign exchange gain and government subsidy income for the purpose to encourage the R&D on high-tech field.

Net Income before allocation of non-controlling interest

We had net income before allocation of non-controlling interest of $9.9 million for 2011, down $0.7 million, or 6.6%, from the $10.6 million posted for 2010. The decrease in net income was primarily due to a decrease in gross profit margin while there was no fluctuation in ratio of selling and distribution expenses and general and administrative expenses against total revenue

Net Income attributed to minority interest

For the year ended December 31, 2011, we attributed $5,057 to the minority shareholders of Panjin TOFA Cable Co., Ltd that was established on June 30, 2011.

Other Comprehensive Income

Other comprehensive income represents the foreign currency translation adjustment. During the year ended December 31, 2012, the RMB rose against the US dollar, and we recognized a foreign currency translation gain of $1.4 million.

B            Liquidity and Capital Resources

As of December 31, 2012, we had cash on hand of approximately $3million, which represents a decrease of $1.4 million from 4.4 million at December 31, 2011, other current assets of $46.4 million, and current liabilities of $23.6 million. Working capital was $22.8 million and the ratio of current assets to current liabilities was 1.97 to 1 as of December 31, 2012.

The following is a summary of cash provided by or used in each of the indicated type of activities during the year ended December 31, 2012 and 2011, respectively:

	As of December 31,
	2012	2011
Cash provided by (used in):
Operating Activities	$3,608,181	$1,961,366
Investing Activities	(6,850,472)	(1,269,612)
Financing Activities	1,553,401	390,082

Effect of foreign exchange rate changes	240,863	893,517

Cash, beginning of the period	4,407,246	2,431,893
Cash, end of the period	$2,959,219	$4,407,246

•	Net cash provided by operating activities was $3.60million for the year ended December 31, 2012, as compared to net cash provided by operating activities of $1.96 million for 2011. The increase was mainly due to (i) a $7.1 million accounts payable increase resulting from larger operation and (ii) a $5.8 million inventories decrease.

•	Net cash used in investing activities was $6.85 million in 2012, as compared to net cash used in investing activities of $1.27 million in 2011. The increase was mainly due to an increase in restricted cash for the year ended December 31, 2012.

•	Net cash provided by financing activities was $1.5 million in 2012, as compared to net cash provided by financing activities of $0.39 million in 2011. For the year ended December 31, 2012. The increase was mainly due to a $3.5 million repayment to related companies.

Our bank loans consisted of the following:

	December 31,
	2012	2011
Short-term bank loans	$9,712,118	$8,918,440

The bank loans as outlined in the following table are secured by mortgages on the land and buildings, other plant and equipment and personal guarantees of some directors’ and third parties. The proceeds of the loans were used to finance the acquisition of property, plant and equipment and for working capital of the Company.

The details of the short term bank loans outstanding as of December 31, 2012 are as follows:

Name of bank	Outstanding loan amount	Current annualized interest rate	Nature of loans	Term of loans	Collateral

China CITIC Bank, Dalian Branch (“China CITIC”)	US$1,605,110 (RMB10,000,000)	China Central Bank benchmark annual rate of 6.31% plus 30% (equals to 8.20%)	Term loan	March 30, 2012 to March 29, 2013	Related party and third party guarantees

Shanghai Pudong Development Bank(“SPDB”	US$2,780,854 (RMB17,235,000)	China Central Bank benchmark half-year rate of 5.6.% plus 30% (equals to 7.28%)	Revolving loan	August 30, 2012 to August 12, 2013	Mortgages on land use right, other plant and equipment

Shenzhen Development Bank (“SDB”)	US$2,407,666 (RMB15,000,000)	China Central Bank benchmark annual rate of 6.31% plus 30% (equals to 8.20%)	Term loan	March 26, 2012 to March 25, 2013	Related party and third party guarantees

	US$2,436,955 (RMB15,182,471)	Annual rate of 6.00%	Export loans	March 7, 2012 to March 6, 2013	Related party and third party guarantees

Industrial and Commercial Bank of China Limited (“ICBC”)	US$ 481,533 (RMB3,000,000)	China Central Bank benchmark half-year rate of 5.6.% plus 30% (equals to 7.28%)	Term loan	October 1, 2012 to September 30, 2013	Mortgages on account receivable

The details of the short term bank loans outstanding as of December 31, 2011 are as follows:

Name of bank	Outstanding loan amount	Current Annualized interest rate	Nature of loans	Term of loans	Collateral

China CITIC Bank, Dalian Branch (“China CITIC”)	US$794,420 (RMB5,000,000)	China Central Bank benchmark annual rate of 6.31% plus 30% (equal to 8.20%)	Term loan	April 1, 2011 to March 30, 2012	Related party and third party guarantees

	US$794,420 (RMB5,000,000)	China Central Bank benchmark annual rate of 6.31% plus 30% (equal to 8.20%)	Term loan	April 1, 2011 to March 23, 2012	Related party and third party guarantees

Shanghai Pudong Development Bank (“SPDB”)	US$3,165,605 (RMB19,924,000)	China Central Bank benchmark half-year rate of 5.85% plus 20% (equal to 7.02%)	Revolving loan	August 5, 2011 to August 1, 2012	Mortgages on land use right, other plant and equipment

Shenzhen Development Bank (“SDB”)	US$1,191,630 (RMB7,500,000)	China Central Bank benchmark annual rate of 6.31%	Revolving loan	April 29, 2011 to April 28, 2012	Related party and third party guarantees

	US$1,191,630 (RMB7,500,000)	China Central Bank benchmark annual rate of 6.31%	Revolving loan	April 27, 2011 to April 26, 2012	Related party and third party guarantees

	US$1,246,885 (RMB7,847,771)	LIBOR plus 3 bps (equal to 4.5%)	Export loans	January 27, 2011 to January 26, 2012	Related party and third party guarantees

Industrial and Commercial Bank Of China (“ICBC”)	US$476,652 (RMB3,000,000)	China Central Bank benchmark annual rate of 8.528%	Revolving loan	September 29, 2011 to September 14, 2012	Factoring business on account receivables

	US$28,599 (RMB180,000)	China Central Bank benchmark annual rate of 8.528%	Revolving loan	November 16, 2011 to May 15, 2012	N/A

	US$28,599 (RMB180,000)	China Central Bank benchmark annual rate of 7.73%	Revolving loan	November 16, 2011 to May 15, 2012	N/A

Interest expenses for the years ended December 31, 2012 and 2011 amounted to $966,800 and $676,029, respectively.

C            Research and Development, Patents and Licenses, etc.

TOFA has placed great emphasis on research and development since its formation in 1997. Having been a pioneer in the R&D of CCA wire from inception, TOFA now seeks to expand its reach by developing superior CCS wire and is exploring the development of CCA and CCS boards to complement its current business. Research and development costs are charged to expense as incurred.  These costs mainly consist of remuneration for the staff and material costs.  TOFA incurred $182,236, $149,543and $127,366 in research and development costs for the years ended December 31, 2012, 2011 and 2010, respectively.

TOFA has been granted a total of six patents by the Chinese Government on their CCA wire products. The term of each of these patents runs from September 20, 2009 through September 19, 2019.  They include:

•	Conducting wires used grounding in lightning rods (ZL200520117626.7);

•	Ultra high-voltage grant span power transmission cable (ZL200520117631.8);

•	Conducting wires used for making braid and plug electronic components (ZL200520117628.6);

•	Bearing and trolley wire used for electrified railway (ZL200520117625.2);

•	High-voltage power cables of 66KV and below (ZL200520117629.0); and

•	Shaped wires used for high and low voltage distribution equipment (ZL200520117632.2).

•	Copper wires covered with zinc (ZL200920292177.8)

•	Equipment to manufacture copper tube covered with aluminum (ZL200920292189.0); and

•	Sensor for checking the annealing process after welding the aluminum covered copper wire (ZL200920292188.6)

Since its inception in 2008, Tongda has devoted significant resources to the research and development of its hardware and production capabilities, understanding that the development of superior manufacturing was essential to its business strategy.  Research and development costs are charged to expense as incurred.  These costs mainly consist of remuneration for the staff and material costs.  Tongda incurred $253,953, $149,423 and $44,255 in research and development costs for the years ended December 31, 2012, 2011 and 2010, respectively.  In the short span of time from incorporation to the present date, Tongda has already been granted ten patents by the Chinese authorities relating its products and production technology. In August 2008, Tongda also received ISO9001:2000 certification. Tongda’s patents include:

•	Bimetal composite wires efficient production line (ZL200710012349.7) - the term of this patent runs from August 25, 2010 through August 24, 2030;

•	Copper ribbon supplier for bimetal composite wires production equipment using clad-welding technology (ZL200720012439.1) - the term of this patent runs from April 16,2008 through April 15, 2018;

•	Bimetal wires blank continuous coated welding gun clamping device (ZL200810010173.6) - the term of this patent runs from May 17, 2010 through May 16, 2020;

•	Automatic degreasing device for copper belt used for bimetal composite wires blank coated welding production (ZL200720015302.1) - the term of this patent runs from November 19, 2008 through November 18, 2018;

•	Bimetal wires blank vertical molding wheel device (ZL200820010358.2) - the term of this patent runs from November 19, 2008 through November 18, 2018;

•	Drive with clutch function in bimetal wires blank coated welding drawing equipment (ZL200820010355.9) - the term of this patent runs from November 19, 2008 through November 18, 2018;

•	Bimetal wires blank coated welding equipment rapid replacement of tungsten rod device (ZL200820010414.2) - the term of this patent runs from November 19, 2008 through November 18, 2018;

•	Wire surface processor with peeling function (ZL200820199015.5) - the term of this patent runs from October 21, 2009 through October 20, 2019;

•	Wire surface treatment device (ZL200820189880.1) - the term of this patent runs from November 4, 2009 through November 3, 2019; and

•	Copper belt polishing machines (ZL200920166770.8) - the term of this patent runs from April 14, 2010 through April 13, 2020.

•	Bimetal wires blank vertical molding wheel device (ZL201020269203.8) - the term of this patent runs from February 16, 2011 through February 16, 2021;

•	Bimetal wires blank vertical molding wheel device (ZL201020271505.9) - the term of this patent runs from February 16, 2011 through February 15, 2021;

D            Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2012 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

E            Off-Balance Sheet Arrangements

There are no off-balance sheet arrangements between us and any other entity that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to shareholders.

On October 12, 2010, Dalian Xinding entered into the Loan Agreements with the shareholders of TOFA and Tongda, respectively. Under the Loan Agreements, Dalian Xinding is obligated to provide interest free loans to the shareholders of TOFA and Tongda in order to clear the debt occurred when TOFA and Tongda were established. In providing these interest free loans, the Company currently has a commitment of $3.3 million that is contracted for but not provided in the financial statements.

We have not entered into any other financial guarantees or other commitments to guarantee the payment obligations of any third parties. We have not entered into any derivative contracts that are indexed to our shares and classified as shareholder’s equity or that are not reflected in our consolidated financial statements. Furthermore, we do not have any retained or contingent interest in assets transferred to an unconsolidated entity that serves as credit, liquidity or market risk support to such entity. We do not have any variable interest in any unconsolidated entity that provides financing, liquidity, market risk or credit support to us or engages in leasing, hedging or research and development services with us.

F             Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2012:

		Payments Due by Period
Contractual Obligations	(In Millions)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years

Operating Lease Obligations	0.203		0.13	0.073	-	-

On October 12, 2010, Dalian Xinding entered into the Loan Agreements with the stockholders of TOFA and Tongda respectively. Under the Loan Agreements, Dalian Xinding is obliged to provide the interest free loan to stockholders of TOFA and Tongda in order to clear the debt occurred when to establish TOFA and Tongda. As of December 31, 2012, in providing the interest free loan to the stockholders of TOFA and Tongda, the Company has a ten year commitment of $3.3 million which is contracted for but not provided in the financial statement.

G            Safe Harbor

The statements contained in this Annual Report on Form 20-F that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to our financial condition, results of operations and business, which can be identified by the use of forward-looking terminology, such as “estimates,” “projects,” “plans,” “believes,” “expects,” “anticipates,” “intends,” or the negative thereof or other variations thereon, or by discussions of strategy that involve risks and uncertainties. Management wishes to caution the reader of the forward-looking statements that such statements, which are contained in this annual report, reflect our current beliefs with respect to future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, economic, competitive, regulatory, technological, key employee, and general business factors affecting our operations, markets, growth, services, products, licenses and other factors discussed in our other filings with the Securities and Exchange Commission ("SEC"), and that these statements are only estimates or predictions. No assurances can be given regarding the achievement of future results, as actual results may differ materially as a result of risks facing us, and actual events may differ from the assumptions underlying the statements that have been made regarding anticipated events.

These forward-looking statements are subject to numerous assumptions, risks and uncertainties that may cause our actual results to be materially different from any future results expressed or implied by us in those statements. Some of these risks are described in “Item 3.D. Key Information—Risk Factors” or in other parts of this annual report on Form 20-F.

These risk factors should be considered in connection with any subsequent written or oral forward-looking statements that we or persons acting on our behalf may issue. All written and oral forward looking statements made in connection with this annual report that are attributable to us or persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Given these uncertainties, we caution investors not to unduly rely on our forward-looking statements. We do not undertake any obligation to review or confirm analysts’ expectations or estimates or to release publicly any revisions to any forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. Further, the information about our intentions contained in this document is a statement of our intention as of the date of this document and is based upon, among other things, the existing regulatory environment, industry conditions, market conditions and prices, the economy in general and our assumptions as of such date. We may change our intentions, at any time and without notice, based upon any changes in such factors, in our assumptions or otherwise.

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A            Directors and Senior Management

The following table and the paragraphs following sets forth the name, age and position of our executive officers and directors.

NAME	AGE	POSITION WITH TODA

Chuan-Tao Zheng	51	Chairman, Chief Executive Officer, President and Director

Yu-Kai Wang	50	Chief Technology Officer and Director

Yu-Long Wang	49	Independent Director

Yue Kou	40	Chief Financial Officer and Secretary

Pi-Jia Liu	52	Chief Operating Officer

Mr. Chuan-Tao Zheng joined our Board on March 15, 2011 and has served as our Chairman of the Board, President and Chief Executive Officer since that date. Mr. Zheng is responsible for the strategic planning and overall operation of the Company. Mr. Zheng has also served as Managing Director of TOFA since August 2004. Prior to joining TOFA, he had worked as Engineer and Plant Manager of Dalian Marine Fishery Company from 1982 to 1994, General Manager of Foreign Economic and Trade Company Ltd, of WaFengDian City from 1994 to 1998, and as Managing Director of ZhongDa Import and Export Company Limited from 1998 to 2004. Since 2007, Mr. Zheng has been a Visiting Professor to the World Eminence Chinese Business Association College and the Vice Chairman of the Electronic Industry Chamber of Commerce of the World Eminence Chinese Business Association. He has also been a member of the CPPCC Dalian Committee since 2008. He was awarded the title of “Harmonious China, Ten Most Influential Entrepreneurs of 2006” and “Top Ten Management Personnel among the World’s Chinese Entrepreneurs in the Bimetal Composite Material Industry” in 2007. Mr. Zheng received his bachelor’s degree in mechanical engineering from the Dalian Ocean University.

Mr. Zheng’s leadership experience and technical knowledge were important qualifications considered in his appointment to the Board. In addition, as the President and Chief Executive Officer, his presence on the Board will assist the Board in remaining informed regarding the operations of the Company and the progress on business plans.

Mr. Yu-Kai Wang joined our Board on May 4, 2011 and has served as our Chief Technology Officer since March 15, 2011. Mr. Wang has also served as Managing Director of Tongda since its formation in 2008. Mr. Wang is responsible for supporting and developing the technology used by our Company. He received a bachelor’s degree from the Shenyang Mechanical and Electrical Engineering Institute in 1984. Thereafter, he had worked as Assistant Engineer for Harbin Forestry Machinery Factory from 1984 to 1988; Engineer for Dalian Composite Machinery Research Institute from 1988 to 2000; and General Manager for Dalian Qida Mechanical and Electrical Equipment Manufacturing Company Ltd. from 2005 to 2008.

Because our industry, like many industries, is becoming increasingly reliant on technology, we believe that Mr. Wang’s technological aptitude was an important qualification considered in his appointment and will assist the Board in remaining abreast on technology projects important to the Company’s risk management and business plan.

Mr. Yu-Long Wang joined our Board on May 4, 2011. Mr. Wang worked for the Jiamusi City Government in Heilongjiang Province, PRC from 1990 to 1999. Since leaving the government in 1999, he has held senior management positions with a number of private enterprises in China. He served as Vice President of China Sun Group High-Tech Co., and its operating subsidiary, Dalian Xinyang High-Tech Development Co. Ltd (“DLXY”) from 1999 to 2009 in various capacities at DLXY. From 1999 to 2000, he was the director of marketing and from 2000 to 2002, he served as the assistant to the Chairman. In 2002, Mr. Wang was appointed Vice President where he was in charge of production, research and development, and sales management. He is currently founder, President and Chief Executive Officer of Dalian Kaida Venture Capital Co. Ltd., Chief Executive Officer of New York Kaida Capital Holdings LLC since 2006, and President of Asia Pacific East Mount Financial Group LTD, a Hong Kong based company engaged in risk management and consultancy with respect to overseas listing, investment and acquisitions. Mr. Wang graduated from the Heilongjiang University with a bachelor’s degree in business administration.

The Company believes that Mr. Yu-Long Wang’s knowledge of risk management and his business experience in a variety of areas in high tech industries - sales, marketing, research and development and production, coupled with his extensive experience in dealing with city and provisional government officials, will be invaluable as the Company grows.  He can provide management and the board with a unique perspective on strategy for expansion in the Chinese market.

Ms. Yue Kou, was appointed Chief Financial Officer and Corporate Secretary of the Company on December 29, 2011. Prior to joining TODA as an employee, she has served as an independent consultant to the Company and its subsidiaries since October 2009, assisting with the preparation of its financial statements and regulatory filings.  Ms. Kou served as Chief Financial Officer of Dragon Jade International Limited from August 2008 until November 2011 and as Chief Financial Officer of KASH Strategic Ltd. From February 2006 until November 2011, she was the financial manager of China Broadcasting Holding Ltd., a listed company in Hong Kong from 2002 until 2006. From 1996 to 2002, she held senior management positions in several accounting firms in Hong Kong and China.  She is a member of professional accounting groups HKICPA, ACCA and CICPA.  Ms. Kou received a B.S. degree in Business Administration from the Tianjin Finance and Economic University, a Masters degree in Accountancy from the Chinese University of Hong Kong and a Masters degree in Banking from the City University of Hong Kong.

Mr. Pi-Jia Liu joined the Company as our Chief Operating Officer on March 15, 2011 and he has served as a Director of TOFA since 2004. Mr. Liu oversees the daily business operations of the Company. After graduating from the Dalian Ocean University with a bachelor’s degree in mechanical engineering in 1982, he worked as engineer for Dalian Canned Food Factory until 1995. He was then Deputy General Manager for Dalian FuYan Industrial Company Ltd. from 1995 to 2001; and Deputy General Manager for Dalian ZhongDa Import and Export Company Ltd. from 2001 to 2004. Since 2004, Mr. Liu has also been a Director with the China Optical-Electrical Wires and Cables Industry Association.

B            Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the fiscal year ended December 31, 2012. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Position	Salary ($)(1)	Bonus ($)	All Other Compensation ($)(2)	Total Compensation ($)
Chuan-Tao Zheng	15,460		3,818	19,278
President and
Chief Executive Officer

Yue Kou
Chief Financial Officer	23,810			23,810
and Secretary

Yu-Kai Wang
Chief Technology Officer	11,540		3,100	14,640

Pi-Jia Liu
Chief Operating Officer	13,540		3,410	21,950

(1)	Our current officers are compensated in RMB. The amounts set forth in the table above are calculated using an exchange rate of $1.00 = 6.299RMB as of December 31, 2012.

(2)	The reported amounts represent insurance benefits (retirement, unemployment and medical) for Messrs. Zheng, Wang and Liu.

As of the date hereof, we do not have any compensation plans under which its equity securities are authorized for issuance.

C           Board Practices

We presently do not have an audit committee or compensation committee or committees performing similar functions. Management believes that until this point it has been premature at the early stage of our management and business development to form an audit and compensation committee. However, management plans to form an audit and compensation committee in the near future. The audit committee will be primarily responsible for reviewing the services performed by our independent auditors and evaluating our accounting policies and system of internal controls. We intend that the audit committee will be comprised solely of independent directors and will have an audit committee financial expert as required by the rules and regulations of the SEC. We currently believe that Mr. YL Wang is qualified to serve as the audit committee’s financial expert for purposes of the SEC's rules. The compensation committee will be primarily responsible for reviewing and approving our salary and benefits policies (including stock options) and other compensation of our executive officers.

Under Cayman Islands law, our directors have a duty of loyalty to act honestly in good faith with a view to our best interests. Our directors also have a duty to exercise the skill they actually possess and such care and diligence that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. Our company has the right to seek damages if a duty owed by our directors to us is breached.

Our officers are elected by and serve at the discretion of the board of directors.Our directors are not subject to a term of office and hold office until such time as they are removed from office by ordinary resolution or pursuant to the terms and conditions of the Company’s memorandum of association and articles of association. Our directors are elected at each annual meeting of shareholders to serve until the next annual meeting or until their successors are elected and qualified. None of the directors are subject to an employment agreement or other compensation arrangement providing them with any severance or payment upon their termination or a change in control.

D        Employees

As of December 31, 2012, TOFA employed 138 individuals and Tongda employed 41 individuals, all of whom are full time employees.

We do not employ independent contractors and part-time personnel from time to time. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2012:

Operations	Number of Employees
Products	120
Business development, sales and marketing	20
Customer services	2
Technology support	3
Logistics and delivery	4
Administration and management	30
Total	179

As required by regulations in China, we participate in various employee social security plans that are organized by municipal and provincial governments, including pension, unemployment insurance, childbirth insurance, work-related injury insurance, medical insurance and housing insurance. We are required under PRC law to make contributions to employee benefit plans at specified percentages of the salaries, bonuses and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. In addition, we also provide our employees fringe benefits such as free lunches and periodic appreciation payments to employees’ family members. To date, we have not experienced any significant labor disputes.

E           Share Ownership

The table below sets forth information, as of May 30, 2013, concerning (a) each person that is known to us to be the beneficial owner of more than 5% of our shares, (b) each of our executive officers, (c) each director and (d) all of our directors and executive officers as a group. Unless otherwise indicated, all persons listed below have sole voting and investment power with respect to their shares, except to the extent spouses share authority under applicable law. Beneficial ownership is determined in accordance with the rules of the SEC. At the close of business on May 30, 2013, we had 27,780,000 ordinary shares issued and outstanding. Except as otherwise set forth in the table, the address of each beneficial owner is: c/o Dalian TOFA New Materials Development Co., Ltd, No. 18-2-401, Gangjing Garden, Dandong Street, Zhongshan District, Dalian, Liaoning Province, China. In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person within 60 days of May 30, 2013 are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% or greater shareholders
Chuan-Tao Zheng	10,457,195	37.64%

Yu-Kai Wang	2,875,726	10.35%

Pi Jia Liu	1,568,578	5.65%

Officers and Directors (other than Messrs. Zheng, Wang and Liu, whose share ownership is referenced under the heading 5% of greater shareholders)

Yue Kou	0	N/A

Yu-Long Wang	0	N/A

All officers and directors as a group (5 persons)	14,901,499	53.64%

ITEM 7.         MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A           Major Shareholders

Please refer to “Item 6.E. Directors, Senior Management and Employees—Share Ownership.”

B            Related Party Transactions

Our VIE, TOFA, in the ordinary course of its business operations and on commercially reasonable terms consistent with those provided to unrelated third parties, purchases raw materials from, and sells finished goods to, entities controlled by Mr. Zheng, including Shenzhen TOFA and Dalian Tofa Metal Material Co., Ltd. (“Dalian Tofa Metal”), (collectively, the “Related Companies”).

During the year ended December 31, 2012, TOFA did not purchase raw materials from the Related Companies and the Related Companies did not purchase finished goods from TOFA.

Victor Score, through its subsidiary, Dalian Xinding, entered into the VIE Agreements on October 12, 2010 by which it controls TOFA and Tongda. Mr. Zheng owns a majority of the equity interest in TOFA and YK Wang owns a majority of the equity interest in Tongda. Pursuant to pledge agreements with the equity holders of TOFA and Tongda, including Mr. Zheng, YK Wang, and Mr. Liu, all of the equity interests of TOFA and Tongda were pledged to Dalian Xinding in exchange for interest free loans to the equity holders. The loans to Messrs. Zheng, YK Wang, and Liu were in the respective amounts of RMB11,350,000 ($1,701,365), RMB3,570,000 ($535,143) and RMB1,290,000 ($193,371) in 2010. Pursuant to the VIE Agreements, each of TOFA and Tongda leases its respective manufacturing facilities to Dalian Xinding.

In connection with TOFA and Tongda entering into one or more loan agreements with various financial institutions, one or more of the officers and directors of the Company, TOFA and/or Tongda entered into a Guarantee Agreement with the respective financial institution on commercially reasonable terms.  The loans are discussed in Note 13 of Notes to Consolidated Financial Statements.

The following information outlines the material terms of the related party guarantees for the loans:

Name of Related Party and Relationship to Company	Date of Guarantee(s)	Maximum Guarantee Amount	Purpose(s)	Term of Guarantee

Chuan-Tao Zheng, Chairman and CEO, and Lihua Sun, his spouse	February 15, 2011	US$2.38 million (RMB15 million)		rs

	March 28, 2012	US$3.21 million (RMB20 million)	jointly guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and CITIC Bank	1 years

Shenzhen TOFA, an entity controlled by Chuan-Tao Zheng, Chairman and CEO	March 7, 2012	US$6,42 million (RMB40 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and SDB	1 years

	March 28, 2012	US$3.21 million (RMB20 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and CITIC Bank	1 years

Chuan-Tao Zheng, Chairman and CEO	March 7, 2012	US$3.79 million (RMB25 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and SDB	1 years

Zong-li Li, Shareholder	March 7, 2012	US$2.70 million (RMB16.99 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and SDB	1 years

Pi-Jia Liu, Shareholder	March 7, 2012	US$2.70 million (RMB16.99 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and SDB	1 years

Our board of directors does not currently have any policies or procedures that it follows in connection with transactions it undertakes with related parties but intends to adopt such policies and procedures as are necessary and appropriate for a US publicly-traded entity not quoted or listed on a national securities exchange.

C	Interests of Experts and Counsel

Not applicable.

ITEM 8.         FINANCIAL INFORMATION

A             Consolidated Statements and Other Financial Information

We have appended consolidated financial statements filed as part of this annual report.

Legal Proceedings

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. However, litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm business. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

Dividend Policy

There are no restrictions in our Memorandum and Articles of Association that prevent us from declaring dividends. However, since inception we have not paid any cash dividends nor do we currently anticipate paying any cash dividends on our securities in the foreseeable future. Although we intend to retain our earnings, if any, to finance the development and growth of our business, our board of directors will have the discretion to declare and pay cash dividends in the future. Payment of dividends in the future will depend upon our earnings, capital requirements, and other factors, which our board of directors may deem relevant.

Substantially all of our revenues are generated by our VIEs, TOFA and Tongda. PRC regulations restrict the ability of these subsidiaries to make dividends and other payments to its offshore parent company. PRC law permits payments of dividends only out of its accumulated after-tax profits, if any, determined in accordance with PRC accounting standards and regulations. Our VIEs are also required under PRC laws and regulations to allocate at least 10% of its annual after-tax profits determined in accordance with PRC law to a statutory general reserve fund until the amounts in the fund reaches 50% of our registered capital. Allocations to these statutory reserve funds can only be used for specific purposes and are not transferable to us in the form of loans, advances, or cash dividends. Any limitations on the ability of our operating subsidiaries to transfer funds to us could materially and adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our business, pay dividends, and otherwise fund and conduct our business.

B             Significant Changes

Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our audited consolidated financial statements included in this annual report.

ITEM 9.         THE OFFER AND LISTING

A            Offering and Listing Details

 Since inception none of our securities have been listed on any stock exchange. There is currently no liquid trading market for our securities.  There are no outstanding securities, options or warrants that are convertible into shares of our ordinary stock. Additionally, as of the date hereof, none of our outstanding securities are eligible for resale pursuant to Rule 144 under the Securities Act and we are under no contractual obligation, nor have we agreed, to file a resale registration statement under the Securities Act with respect to any of our outstanding securities.

B           Plan of Distribution

Not applicable.

C           Markets

Since inception none of our securities have been listed on any stock exchange. There is currently no liquid trading market for our securities.  There are no outstanding securities, options or warrants that are convertible into shares of our ordinary stock. Additionally, as of the date hereof, none of our outstanding securities are eligible for resale pursuant to Rule 144 under the Securities Act and we are under no contractual obligation, nor have we agreed, to file a resale registration statement under the Securities Act with respect to any of our outstanding securities.

D           Selling Shareholders

Not applicable.

E           Dilution

Not applicable.

F           Expenses of the Issue

Not applicable.

ITEM 10.       ADDITIONAL INFORMATION

A          Share Capital

Not applicable.

B           Memorandum of Association and Articles of Association

Our current memorandum of association and articles of association were adopted on incorporation of the Company on September 27, 2006. The following are summaries of material provisions of our memorandum of association and articles of association and the Companies Law (2012 Revision) of the Cayman Islands insofar as they relate to the material terms of our ordinary shares. The following summary of our memorandum of association and articles of association does not purport to be complete. The summary is subject to and qualified in its entirety by reference to our memorandum of association and articles of association, which should be reviewed for complete information concerning the rights, privileges and obligations of the shareholders of the Company. Our memorandum of association and articles of association may be amended and restated at any time by a Special Resolution being two thirds of the voting shareholders of the Company and any such amendment is binding on all shareholders of the Company.

General.  All of our issued ordinary shares are fully paid and non-assessable. Certificates representing the ordinary shares may be issued in registered form. Our shareholders may freely hold and vote their shares. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands, unless a poll is demanded. Our shareholders may freely hold and vote their shares. On a poll every shareholder and every person representing a shareholder by proxy shall have one vote for each share of which he or the person represented by proxy is the holder.

Dividends.  The holders of our ordinary shares are entitled to such dividends as may be declared by our board of directors subject to the Companies Law.

Voting Rights.  Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any shareholders’ meeting is by show of hands unless a poll is demanded. A poll may be demanded by the chairman of our board of directors or one or more shareholders holding at least 10% of the paid up voting share capital, present in person or by proxy.

A quorum required for a meeting of shareholders consists of at least one shareholder present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, who holds no less than a majority of our voting share capital. Shareholders’ meetings may be convened by our board of directors on its own initiative or upon a request to the directors by shareholders holding in aggregate at least 10% of our voting share capital. Advance notice to shareholders of at least seven days (excluding the day that notice is deemed to be given and the day the meeting is to be held) is required for the convening of our annual general meeting and other shareholders’ meetings.

An ordinary resolution to be passed by the shareholders requires a simple majority of votes cast in a general meeting, while a special resolution requires no less than two-thirds of the votes cast. A special resolution is required for important matters such as a change of name or amendment to our restatement of our memorandum of association and articles of association. Our shareholders may effect certain changes by ordinary resolution, including increasing the amount of our authorized share capital, consolidating and dividing all or any of our share capital into shares of larger amount than our existing shares and canceling any shares.

Transfer of Shares.  Subject to the restrictions of our memorandum of association and articles of association, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Liquidation.  On a return of capital on winding up or otherwise (other than on conversion, redemption or purchase of shares), assets available for distribution among the holders of ordinary shares shall be distributed among the holders of the ordinary shares in accordance with the company law and the memorandum or articles of association of the company. If our assets available for distribution are insufficient to repay all of the paid-up capital, the assets will be distributed so that the losses are borne by our shareholders proportionately.

Calls on Shares and Forfeiture of Shares.  Our board of directors may from time to time make calls upon shareholders for any amounts unpaid on their shares in a notice served to such shareholders at least 14 days prior to the specified time of payment. The shares that have been called upon and remain unpaid on the specified time are subject to forfeiture.

Redemption of Shares.  Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option or at the option of the holders, on such terms and in such manner as may be determined by special resolution.

Variations of Rights of Shares.  All or any of the special rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied either with the written consent of the holders of two-thirds of the issued shares of that class or with the sanction of a special resolution passed at a general meeting of the holders of the shares of that class issued with preferred rights. The rights conferred upon the holders of the shares of any class shall not, unless otherwise expressly provided by the terms of issue of the shares of that class, be deemed to be varied by the creation or issue of further shares ranking in priority to or pari passu with such previously existing shares.

Inspection of Books and Records.  Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records.

Anti-Takeover Provisions.  Some provisions of our memorandum and articles of association may discourage, delay or prevent a change of control of our company or management that shareholders may consider favorable, including provisions that:

•	authorize our board of directors to issue preferred shares in one or more series and to designate the price, rights, preferences, privileges and restrictions of such preferred shares without any further vote or action by our shareholders; and

•	limit the ability of shareholders to requisition and convene general meetings of shareholders.

However, under Cayman Islands law, our directors may only exercise the rights and powers granted to them under our memorandum and articles of association for a proper purpose and for what they believe in good faith to be in the best interests of our company.

 C        Material Contracts

Other than in the ordinary course of business and other than those described under “Item 4. Information on the Company” or elsewhere in this report, we have not entered into any material contract during the last two years.

D           Exchange Controls

We are organized under the laws of the Cayman Islands. We do not believe there are any decrees or regulations under the laws of the Cayman Islands applicable to us restricting the import or export of capital or affecting the remittance of dividends or other payments to non-resident holders of our common stock. There is uncertainty as to whether the Courts of Cayman Island would (i) enforce judgments of United States Courts obtained against us or our directors and officers predicated upon the civil liability provisions of the federal securities laws of the United States or (ii) entertain original actions brought in Cayman Island Courts against us or such persons predicated upon the federal securities laws of the United States. There is no treaty in effect between the United States and Cayman Island providing for such enforcement.

See also, “Item 3.D. Key Information—Risk Factors- Risks Related to Doing Business in China”.

E             Taxation

We were organized under the laws of Cayman Islands. At present, there is no Cayman Islands profit tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by our United States shareholders, except shareholders ordinarily resident in the Cayman Islands. There is currently no reciprocal tax treaty between Cayman Islands and the United States regarding withholding taxes.

F             Dividends and Paying Agents

Not applicable.

G             Statement by Experts

Not applicable.

H             Documents on Display

We are subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we are required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 or visit the SEC website for further information on the operation of the public reference rooms.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

I               Subsidiary Information

For a listing of our subsidiaries, see “Item 4.C. Information on the Company—Organizational Structure.”

ITEM 11.       QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

 We are a small business issuer as defined in Section 230.405 of the Securities Act of 1933 and Section 240.12b-2 of the Exchange Act and, as such, there is no requirement to provide any information under this item.

ITEM 12.       DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

A            Debt Securities

Not applicable.

B             Warrants and Rights

Not applicable.

C             Other Securities

Not applicable.

D             American Depositary Shares

 Not applicable.

PART II.

ITEM 13.       DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

There has not been a material default in the payment of principal, interest, a sinking or purchase fund installment, or any other material default not cured within 30 days, relating to any indebtedness of us or any of our significant subsidiaries.  No payment of dividends is in arrears.

ITEM 14.       MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

There has been no modification of the instruments defining the rights of holders of any class of our registered securities.  There has been no modification or qualification of the rights evidenced by any class of our registered securities by issuing or modifying any other class of securities.  There are no assets securing any class of our registered securities.  There has been no change in the last financial year to the trustee of our registered securities.

ITEM 15.       CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and related forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2011, our controls and procedures were not effective due to certain significant deficiencies (as defined in Public Company Accounting Oversight Board Standard No. 2) in our internal controls over financial reporting.

This is due to the fact that we lack sufficient personnel with the appropriate level of knowledge, experience and training in the application of US generally accepted accounting principles (“GAAP”) standards, especially related to complicated accounting issues. This could cause us to be unable to fully identify and resolve certain accounting and disclosure issues that could lead to a failure to maintain effective controls over preparation, review and approval of certain significant account reconciliation from Chinese GAAP to US GAAP and necessary journal entries. Our internal audit function is significantly deficient due to insufficient qualified resources and appropriate systems to perform such function. Therefore, the ability to prevent and control lapses and errors in our accounting function could not be rendered effectively.

Also, we are integrating the financial resources of several businesses in our new corporate structure. The relatively small number of professionals we employ in bookkeeping and accounting functions prevents us from appropriately segregating duties within our internal control systems. The inadequate segregation of duties is a weakness because it could lead to the untimely identification and resolution of accounting and disclosure matters or could lead to a failure to perform timely and effective reviews.

Based on the control deficiencies identified above, we intend to design and plan to implement, specific remediation initiatives which include:

•	Evaluating the roles of our existing accounting personnel in an effort to realign the reporting structure of our internal auditing staff in China that will test and monitor the implementation of our accounting and internal control procedures.

•	Engaging an outside, independent internal controls consultant to assist us in addressing the aforementioned deficiencies and generally provide guidance on proper US accounting practices.

•	Increasing our accounting and financing personnel resources, by retaining more US GAAP knowledgeable financial professionals.

These remedial measures may not be fully effectuated or may be insufficient to address the significant deficiencies we identified, and there can be no assurance that significant deficiencies or material weaknesses in our internal control over financial reporting will not be identified or occur in the future. If additional significant deficiencies (or if material weaknesses) in our internal controls are discovered or occur in the future, among other similar or related effects: (i) we may fail to meet future reporting obligations on a timely basis, (ii) our consolidated financial statements may contain material misstatements, (iii) we may be required to restate prior period financial results, (iv) we may be subject to litigation and/or regulatory proceedings, and (v) our business and operating results may be harmed.

Management’s Annual Report on Internal Control over Financial Reporting.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with US GAAP. Internal control over financial reporting includes policies and procedures that:

1)	Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

2)	Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with US GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and/or our board of directors; and

3)

Provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the interim or annual consolidated financial statements.

Under the supervision and with the participation of our chief executive officer and chief financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2011, using the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“Treadway”).

Based on this evaluation, our management concluded that as of December 31, 2011, our controls and procedures were not effective due to the significant deficiencies in our internal controls over financial reporting discussed above.

Inherent Limitations over Internal Controls

Because of its inherent limitations, internal control over financial reporting may not prevent or detect all errors or misstatements and all fraud. Therefore, even those systems determined to be effective can provide only reasonable, not absolute, assurance that the objectives of the policies and procedures are met. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to rules of the SEC that permit the Company to provide only management's report in this annual report.

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.     AUDIT COMMITTEE FINANCIAL EXPERT

We presently do not have an audit committee. However, management plans to form an audit committee in the near future. We intend that the audit committee will be comprised solely of independent directors and will have an audit committee financial expert as required by the rules and regulations of the SEC. We currently believe that Mr. YL Wang is qualified to serve as the audit committee’s financial expert for purposes of the SEC's rules.

ITEM 16B.     CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries.

ITEM 16C.                               PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth fees billed to us by UHY Vocation HK CPA Limited for professional services rendered for 2012 and 2011:

	2012	2011
Audit Fees	$85,728	$113,222
Audit-Related Fees	0	51,000
Tax Fees	0	0
All Other Fees	0	0

Total	$85,728	$164,222

Audit Fees. This category includes the aggregate fees billed for professional services rendered for the audits of our financial statements for fiscal year 2012 and 2011.

Audit-Related Fees. This category includes the aggregate fees billed for professional services rendered for the reviews of the financial statements included in our quarterly reports on Form 10-Q and for services that are normally provided by UHY Vocation with statutory and regulatory filings or engagements for the fiscal year 2012.

ITEM 16D.     EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.     PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.     CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

 PMB Helin Donovan, LLP (“Helin Donovan”) was our independent accounting firm from inception until March 15, 2011, when we dismissed them in connection with the consummation of the share exchange that was consummated on March 15, 2011. Helin Donovan had previously been engaged as the principal accountant to audit our financial statements. The reason for the dismissal of Helin Donovan is that, following the consummation of the share exchange on March 15, 2011, (i) the former shareholders of Victor Score own a significant amount of the outstanding shares of our common stock and (ii) our primary business became the business previously conducted by Victor Score. The independent registered public accountant of Victor Score for US accounting purposes was the firm of UHY Vocation HK CPA Limited (“UHY Vocation”). We believe that it is in our best interest to have UHY Vocation continue to work with our business, and we therefore retained UHY Vocation as our new principal independent registered accounting firm, effective as of March 15, 2011. UHY Vocation is located at 3/F., Malaysia Building, 50 Gloucester Road, Wanchai, Hong Kong. The decision to change accountants was approved by our board of directors on March 15, 2011.

The report of Helin Donovan on our financial statements for the period from September 27, 2006 (inception) through our fiscal year ended June 30, 2010 did not contain an adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope or accounting principles.

From our inception through March 15, 2011, there were no disagreements with Helin Donovan on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure which, if not resolved to the satisfaction of Helin Donovan, would have caused it to make reference to the matter in connection with its reports.

From our inception through March 15, 2011, we did not consult UHY Vocation regarding either: (i) the application of accounting principles to a specific completed or contemplated transaction, or the type of audit opinion that might be rendered on our financial statements; or (ii) any matter that was the subject of a disagreement as described in Item 304(a)(1)(iv) of Regulation S-K.

ITEM 16G.       CORPORATE GOVERNANCE

Not applicable.

ITEM 16H.      MINE SAFETY DISCLOSURE

Not applicable.

PART III.

ITEM 17.         FINANCIAL STATEMENTS

We have provided financial statements pursuant to Item 18.

ITEM 18.          FINANCIAL STATEMENTS

Our consolidated financial statements are included at the end of this annual report.

ITEM 19.          EXHIBITS

Exhibit No .	Description
1	Memorandum of and Articles of Association of the Company (incorporated by reference to Exhibit 3 of the Company’s Registration Statement on Form 10 filed on December 4, 2006 (SEC File No. 000-52346))

2	Excerpt from Written Resolutions of the Directors of the Company evidencing the rights of Preference Shares (filed with the Company’s Current Report on Form 8-K filed on March 21, 2011)

4.1	Engagement Letter Agreement, dated October 15, 2010, between TOFA and Maxim Group LLC (filed with the Company’s Current Report on Form 8-K/A filed on May 31, 2011)

4.2(a)	English Translation of Loan Agreement between Dalian Xinding and VIE owner Mr. Li of TOFA, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.2(b)	English Translation of Loan Agreement between Dalian Xinding and VIE owner Mr. Liu of TOFA, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.2(c)	English Translation of Loan Agreement between Dalian Xinding and VIE owner Mr. Zheng of TOFA, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.3(a)	English Translation of Loan Agreement between Dalian Xinding and VIE owner Mr. Di Wang of Tongda, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.3(b)	English Translation of Loan Agreement between Dalian Xinding and VIE owner Mr. Fei of Tongda, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.3(c)	English Translation of Loan Agreement between Dalian Xinding and VIE owner Mr. YK Wang of Tongda, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.4	English Translation of Lease Agreement between TOFA and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on May 31, 2011)

4.5	English Translation of Lease Agreement between Tongda and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on May 31, 2011)

4.6(a)	English Translation of Equity Purchase Agreement between TOFA, Mr. Li and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)
4.6(b)	English Translation of Equity Purchase Agreement between TOFA, Mr. Liu and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.6(c)	English Translation of Equity Purchase Agreement between TOFA, Mr. Zheng and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.7(a)	English Translation of Equity Interest Pledge Agreement between TOFA, Mr. Li and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.7(b)	English Translation of Equity Interest Pledge Agreement between TOFA, Mr. Liu and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.7(c)	English Translation of Equity Interest Pledge Agreement between TOFA, Mr. Zheng and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.8	English Translation of Business Operation Agreement between TOFA, Dalian Xinding and Messrs. Zheng, Li, and Liu, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.9(a)	English Translation of Equity Purchase Agreement between Tongda, Mr. Di Wang and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.9(b)	English Translation of Equity Purchase Agreement between Tongda, Mr. Fei and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.9(c)	English Translation of Equity Purchase Agreement between Tongda, Mr. YK Wang and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.10(a)	English Translation of Equity Interest Pledge Agreement between Tongda, Mr. Di Wang and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.10(b)	English Translation of Equity Interest Pledge Agreement between Tongda, Mr. Fei and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.10(c)	English Translation of Equity Interest Pledge Agreement between Tongda, Mr. YK Wang and Dalian Xinding, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.11	English Translation of Business Operation Agreement between Tongda, Dalian Xinding and Messrs. YK Wang, Di Wang and Fei, dated October 12, 2010 (filed with the Company’s Current Report on Form 8-K/A filed on December 21, 2011)

4.12	English Translation of Tenancy Agreement for offices between Tongda and An Bangjie, dated January 1, 2008 (filed with the Company’s Current Report on Form 8-K/A filed on September 30, 2011)

4.13	English Translation of Tenancy Agreement for plan between Tongda and An Bangjie, dated June 1, 2008 (filed with the Company’s Current Report on Form 8-K/A filed on September 30, 2011)
4.14	English Translation of Form of Labor Contract for TOFA employees (filed with the Company’s Current Report on Form 8-K filed on March 21, 2011)

4.15	English Translation of Form of Labor Contract for Tongda employees (filed with the Company’s Current Report on Form 8-K/A filed on May 31, 2011)

4.16	English Translation of RMB Working Capital Loan Contract, made on April 6, 2011, by and between Dalian TOFA New Materials Development Co., Ltd. and China CITIC Bank Dalian Branch (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.17	English Translation of Maximum Value Guarantee Contract, made on March 30, 2011, by and between Wafangdian Dragon Town Meat Factory and China CITIC Bank Dalian Branch (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.18	English Translation of Maximum Value Guarantee Contract, made on March 31, 2011, by and between Shenzhen TOFA Complex Metal Material Co., Ltd. and China CITIC Bank Dalian Branch (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.19	English Translation of Maximum Value Guarantee Contract, made on March 31, 2011, by and between Mr. Zheng Chuantao and Ms. Sun Lihua and China CITIC Bank Dalian Branch (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.20	English Translation of Financing Agreement, dated August 5, 2011, by and between Dalian TOFA New Materials Development Co., Ltd. and Shanghai Pudong Development Co.,Ltd, Dalian Branch (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.21	English Translation of Maximum Mortgage Contract of Movables, dated August 5, 2011, by and between Dalian TOFA New Materials Development Co., LTD. and Shanghai Pudong Development Co., Ltd. Dalian Branch (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.22	English Translation of Maximum Real Estate Mortgage Contract, dated August 5, 2011, by and between Dalian TOFA New Materials Development Co., LTD. and Shanghai Pudong Development Co., Ltd. Dalian Branch (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.23	English Translation of Factoring Agreement, made on September 5, 2011, by and between Dalian TOFA New Materials Development Co, LTD. and Shanghai Pudong Development Bank Dalian Branch (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.24	English Translation of Loan Contract, dated April 29, 2011, by and between Dalian branch of Shenzhen Development Bank and Dalian TOFA New Material Development Co., LTD. (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.25	English Translation of Loan Contract, dated April 27, 2011, by and between Dalian branch of Shenzhen Development Bank and Dalian TOFA New Material Development Co., LTD. (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.26	English Translation of Comprehensive Line of Credit, dated January 27, 2011, by and between Dalian branch of Shenzhen Development Bank and Dalian TOFA New Material Development Co., LTD (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.27	English Translation of Maximum Guarantee Contract, dated February 15, 2011, by and between Dalian branch of Shenzhen Development Bank and Wafangdian Dragon Town Meat Factory (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.28	English Translation of Maximum Guarantee Contract, dated February 15, 2011, by and between Dalian branch of Shenzhen Development Bank and Liu Pijia (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.29	English Translation of Maximum Guarantee Contract, dated February 15, 2011, by and between Dalian branch of Shenzhen Development Bank and Zongli Li (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)
4.30	English Translation of Maximum Guarantee Contract, dated February 15, 2011, by and between Dalian branch of Shenzhen Development Bank and Yixing Tongxin Metal Material Technology Co., Ltd. (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.31	English Translation of Maximum Guarantee Contract, dated February 15, 2011, by and between Dalian branch of Shenzhen Development Bank and Shenzhen Tofa Complex Metal Material Co., Ltd. (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.32	English Translation of Maximum Guarantee Contract, dated February 15, 2011, by and between Dalian branch of Shenzhen Development Bank and Zheng Chuantao (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.33	English Translation of Export Loan Contract, dated February 16, 2011, by and between Shenzhen Development Bank Dalian Branch and Dalian TOFA New Material Development Co., Ltd. (filed with the Company’s Annual Report on Form 10-K filed on April 16, 2012)

4.34	English Translation of Loan Contract, dated November 16, 2011, by and between Dalian Tongda Equipment Technology Development Co. Ltd. and Industrial and Commercial Bank of China Ganjingzy Branch (filed with the Company’s Annual Report on Form 10-K/A filed on April 20, 2012)

4.35	English Translation of Loan Contract, dated November 16, 2011, by and between Dalian Tongda Equipment Technology Development Co. Ltd. and Industrial and Commercial Bank of China Ganjingzy Branch (filed with the Company’s Annual Report on Form 10-K/A filed on April 20, 2012)

4.36	English Translation of Loan Contract, dated November 16, 2011, by and between Dalian Tongda Equipment Technology Development Co. Ltd. and Industrial and Commercial Bank of China Ganjingzy Branch (filed with the Company’s Annual Report on Form 10-K/A filed on April 20, 2012)

4.37	Loan Contract dated June 1, 2009 between and by TOFA and Mr. Liu Pijia (filed with the Company’s Current Report on Form 8-K/A filed on November 7, 2011)

4.38	Loan Contract dated December 1, 2008 between and by TOFA and Mr. Zheng Chuantao (filed with the Company’s Current Report on Form 8-K/A filed on November 7, 2011)

4.39	Loan Contract dated June 22, 2007 between and by TOFA and Mr. Song Yuchun (filed with the Company’s Current Report on Form 8-K/A filed on November 7, 2011)

4.40	Travel Advance Application dated January 5, 2010 between and by TONGDA and Mr. Wang Yukai (filed with the Company’s Current Report on Form 8-K/A filed on November 7, 2011)

4.41	Share Exchange Agreement dated March 15, 2011 by and among the Company and its controlling shareholders, and Victor Score and Victor Score’s shareholders (filed with the Company’s Current Report on Form 8-K/A filed on July 22, 2011)

4.42	Securities Purchase Agreement dated as of March 15, 2011, by and between Nautilus and Mid-Ocean as Sellers and Victor Score as Purchaser. (filed with the Company’s Current Report on Form 8-K/A filed on July 22, 2011)

8	List of Subsidiaries

12.1	Certification of our Chief Executive Officer

12.2	Certification of our Chief Financial Officer

13.1	Certification of our Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

13.2	Certification of our Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

101	Interactive Data Files (XBRL)

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TODA INTERNATIONAL HOLDINGS, INC.

/s/ Chuan-Tao Zheng
Chuan-Tao Zheng
President and Chief Executive Officer

May 31, 2013

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2010, 2011 AND 2012

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2012, 2011 and 2010

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Toda International Holdings Inc. and its Subsidiaries (the “Company”) as of December 31, 2012, and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years ended December 31, 2012, 2011 and 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidation financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toda International Holdings Inc. and its Subsidiaries as of December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years ended December 31, 2012, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

UHY VOCATION HK CPA LIMITED

Certified Public Accountants

May 30, 2013

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	December 31,
	2012	2011

Assets
Current assets
Cash	$2,959,219	$4,407,246
Restricted cash	3,207,813	1,588,840
Accounts receivable, net	17,832,844	16,440,294
Inventories	13,199,221	12,114,595
Prepaid expenses and other current assets	8,530,684	4,488,777
Due from related party	3,463,543	1,285,791
VAT Tax receivable	203,295	61,385
Total current assets	49,396,619	40,386,928
Non-current assets
Property, plant and equipment, net	8,912,745	3,751,659
Construction in progress	1,219,884	1,676,522
Land use right, net	291,707	295,312
Intangible asset, net	3,524,423	3,970,114
Total non-current assets	13,948,759	9,693,607
Total assets	$63,345,378	$50,080,535
Liabilities and stockholders' equity
Current Liabilities
Accounts payable	$10,485,324	$4,678,341
Bank loans	9,712,118	8,918,440
Short term loans	566,604	-
Income tax payable	239,986	584,579
Advanced from unrelated parties	588,697	257,034
Accrued liabilities and other payables	1,859,654	1,216,551
Due to related parties	137,703	-
Total current liabilities	23,590,086	15,654,945
Total liabilities	23,590,086	15,654,945
Stockholders' equity
Ordinary share, $0.000256 par value, 100,000,000 shares authorized; 27,780,000 shares issued and outstanding as of December 31, 2012 and 2011	7,112	7,112
Additional paid-in capital	3,115,572	3,047,826
Statutory reserve	3,316,250	3,316,250
Retained earnings	30,064,949	25,559,439
Accumulated other comprehensive income	3,251,409	2,410,341
Total TODA stockholders' equity	39,755,292	34,340,968
Non-controlling interest	-	84,622
Total equity	39,755,292	34,425,590
Total liabilities and stockholders' equity	$63,345,378	$50,080,535

See notes to financial statements.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(IN US DOLLARS)

	For the Year Ended December 31,
	2012	2011	2010
			(A)
Revenue
- Product sales to third parties	$42,638,117	$51,693,735	$35,973,392
- Product sales to related parties	-	-	1,423,123
- Licensing technology	-	775,494	2,234,237
Total revenue	42,638,117	52,469,229	39,630,752

Cost of sales
- Product sales to third parties	(32,609,334)	(37,074,574)	(23,411,057)
- Product sales to related parties	-	-	(976,487)
- Licensing technology	-	(53,760)	(233,109)
Total cost of sales	(32,609,334)	(37,128,334)	(24,620,653)

Gross Profit	10,028,783	15,340,895	15,010,099

Operating expenses:
Selling and marketing expenses	(882,547)	(606,271)	(445,951)
Administrative and other expenses	(2,996,579)	(2,662,595)	(1,857,785)
Total operating expenses	(3,879,126)	(3,268,866)	(2,303,736)

Operating income	6,149,657	12,072,029	12,706,363

Other income and (expense):
Other income	446,823	354,439	95,237
Interest expenses	(966,800)	(676,029)	(381,564)
Total other expense	(519,977)	(321,590)	(286,327)

Income before income taxes	5,629,680	11,750,439	12,420,036

Income tax expense	(1,140,923)	(1,796,731)	(1,798,009)

Net income before allocation of non-controlling interest	4,488,757	9,953,708	10,622,027

Net income/( loss) attributable to non-controlling interest	16,753	(5,057)	-

Net income attributable to common stockholders	$4,505,510	$9,948,651	$10,622,027

Earnings per share
- Basic	$0.16	$0.42	$0.65

- Diluted	$0.16	$0.36	$0.39
Weighted average common shares outstanding
- Basic	27,780,000	23,731,700	16,419,955

- Diluted	27,780,000	27,596,956	26,877,150

(A)	Represents the consolidated Statement of Income of Victor Score Limited and subsidiaries (the "Accounting Acquirer"). (See note 1)

See notes to financial statements.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN US DOLLARS)

	For the Years Ended December 31,

	2012	2011	2010
			(A)

Net income	$4,488,757	$9,953,708	$10,622,027

Other comprehensive income
Foreign currency translation adjustment	840,945	1,410,560	590,146

Comprehensive income	5,329,702	11,364,268	11,212,173

Less/(Add): Comprehensive (loss)/income attributable to non-controlling interests	(16,728)	5,180	-

Comprehensive income attributable to TODA	$5,346,430	$11,359,088	$11,212,173

(A)	Represents the consolidated Statement of Income of Victor Score Limited and subsidiaries (the "Accounting Acquirer"). (See note 1)

See notes to financial statements.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(IN US DOLLARS)

	Preference shares with		Ordinary shares with
	$0.000128 par value		$0.000256 par value
	Number of		Number of		Additional Paid-in	Statutory	Accumulated Other Comprehensive	Retained	Non- controlling	Total
	Shares	Amount	Shares	Amount	Capital	reserve	Income	Earnings	interest	Equity

Balance, January 1, 2010	104,572	$13	16,419,955	$4,203	$2,308,604	$1,152,992	$409,758	$7,152,019	$-	$11,027,589
Cash contribution of capital	-	-	-	-	821,560	-	-	-	-	821,560
Net income	-	-	-	-	-	-	-	10,622,027	-	10,622,027
Appropriations to statutory reserves	-	-	-	-	-	1,108,980	-	(1,108,980)	-	-
Foreign currency translation gain	-	-	-	-	-	-	590,146	-	-	590,146
Balance at December 31, 2010	104,572	13	16,419,955	4,203	3,130,164	2,261,972	999,904	16,665,066	-	23,061,322
Shares issued to former stockholders as part of the recapitalization during March 2011	-	-	902,850	232	(232)	-	-	-	-	-
Conversion of preference shares into ordinary shares	(104,572)	(13)	10,457,195	2,677	(2,664)	-	-	-	-	-
Effect of capital to be paid-up by the VIE non-controlling interest	-	-	-	-	(79,442)	-	-	-	79,442	-
Net income	-	-	-	-	-	-	-	9,948,651	5,057	9,953,708
Appropriations to statutory reserves	-	-	-	-	-	1,054,278	-	(1,054,278)	-	-
Foreign currency translation gain	-	-	-	-	-	-	1,410,437	-	123	1,410,560
Balance at December 31, 2011	-	$-	27,780,000	$7,112	$3,047,826	$3,316,250	$2,410,341	$25,559,439	$84,622	$34,425,590
Net income /(loss)	-	-	-	-	-	-	-	4,505,510	(16,753)	4,488,757
Foreign currency translation gain	-	-	-	-	-	-	840,920	-	25	840,945
Acquisition of additional equity interest in Panjin TOFA Cable Co., Ltd.	-	-	-	-	67,746	-	148	-	(67,894)	-
Balance at December 31, 2012	-	$-	27,780,000	$7,112	$3,115,572	$3,316,250	$3,251,409	$30,064,949	$-	$39,755,292

(A)	Represents the consolidated Statement of Income of Victor Score Limited and subsidiaries (the "Accounting Acquirer"). (See note 1)

See notes to financial statements.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US DOLLARS)

	For the year ended December 31
	2012	2011	2010
			(A)
Cash flows from operating activities:
Net income	$4,505,510	$9,948,651	$10,622,027
Add: Net (loss)/income attributable to non-controlling interest	(16,753)	5,057	-
	4,488,757	9,953,708	10,622,027
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	574,252	395,505	197,769
Amortization of land use right	6,556	6,405	6,151
Amortization of intangible assets	481,029	469,949	336,687
Loss on write off of fixed assets	93,699	-	-

Changes in assets and liabilities:
Accounts receivable	(5,924,791)	(4,615,056)	(5,258,662)
Inventories	(737,319)	(6,534,420)	(2,244,260)
Prepaid expenses and other deposits	(3,953,050)	1,265,192	(1,792,661)
VAT tax receivable	(139,737)	(61,385)	40,184
Accounts payable	8,107,030	972,090	2,689,719
Accrued liabilities and other payables	359,767	584,441	435,999
Advances from unrelated parties	325,434	257,034	(783,076)
Income tax payable	(73,446)	(732,097)	923,395
Net cash provided by operating activities	3,608,181	1,961,366	5,173,272

Cash flows from investing activities:
Increase in restricted cash	(1,585,172)	(322,173)	(1,266,667)
Purchase of property, plant and equipment	(5,243,427)	(705,817)	(2,086,463)
Purchase of intangible assets	-	-	(4,513,160)
Cash paid for construction in progress	(21,873)	(241,622)	(1,191,593)
Net cash used in investing activities	(6,850,472)	(1,269,612)	(9,057,883)

Cash flows from financing activities:
Advances to related companies	(3,207,937)	(510,335)	-
Advances from related companies	-	-	1,396,239
Repayment to related companies	3,506,266
Advances from owners	-	-	2,373,129
Proceeds from bank loans	17,533,673	13,430,231	13,808,459
Repayment of bank loans	(16,839,007)	(12,529,814)	(12,923,361)
Proceeds from short term loans	560,406	-	-
Capital contribution	-	-	821,560
Net cash provided by financing activities	1,553,401	390,082	5,476,026

Net (decrease)/increase in cash	(1,688,890)	1,081,836	1,591,415
Effect on change of exchange rates	240,863	893,517	67,501
Cash as of January 1	4,407,246	2,431,893	772,977
Cash as of December 31	$2,959,219	$4,407,246	$2,431,893
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest paid	$966,800	$676,029	$381,564
Income tax paid	$1,212,147	$2,528,828	$1,419,055

(A)	Represents the consolidated of Cash Flows of Victor Score Limited (the "Accounting Acquirer"). (See note 1)

See notes to financial statements

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	ORGANIZATION, BUSINESS AND OPERATIONS

On September 27, 2006, TODA International Holdings Inc., formerly Summit Growth Corporation ("TODA" or the "Company"), was formed in the Cayman Islands with the objective to acquire, or merge with, an operating business.

On March 15, 2011, TODA entered into a Share Exchange Agreement (the "Share Exchange Agreement") with Victor Score Limited, a British Virgin Islands exempted business company ("Victor Score'), and its stockholders (the "Stockholders"). Prior to the share exchange, Victor Score's issued 2,665,075 ordinary shares with par value of $0.00128 to former stockholders of the Company. Pursuant to the terms of the Exchange Agreement, the Stockholders of Victor Score agreed to transfer all of the issued and outstanding shares of common stock in Victor Score to the Company in exchange for the Company's issuing an aggregate of 32,839,910 ordinary shares and 104,572 preference shares of the Company's capital stock to the Victor Score stockholders and Victor Score. The Company initiated a 1 for 2 reverse stock splits effective on May 16, 2011. After the reverse stock split, there were 17,322,805 ordinary shares outstanding. On the same date, 104,572 preference shares were converted into 10,457,195 ordinary shares. As a result, a total of 27,780,000 ordinary shares were outstanding as of May 16, 2011 and December 31, 2012.

The Share Exchange was accounted for as a "reverse merger", since the former stockholders of Victor Score own a majority of the outstanding shares of the Company's capital stock immediately following the Share Exchange. Victor Score is deemed to be the accounting acquirer in the reverse merger. Accordingly after the reverse merger, Victor Score became a subsidiary of TODA, with Dalian TOFA New Materials Development Co., Ltd., a company incorporated under the laws of the People's Republic of China ("PRC') on November 12, 1997 ("TOFA'), and Dalian Tongda Equipment Technology Development Co., Ltd., a company incorporated under the laws of PRC on January 28, 2008 ("Tongda") being the variable interest entities ("VIEs") of TODA through a series of contractual agreements made with Dalian Xinding New Materials Technology Consultancy Co., Ltd. ("Dalian Xinding").

As a result of the Share Exchange, TODA is now engaged in the business of manufacturing and trading of copper coated aluminum wire and its related products, and in the business of manufacturing of wiring equipment and leasing copper coated aluminum wire technology in the PRC. TODA also exerts effective control over TOFA and Tongda and receives 100% of the net profits derived from the business operations of TOFA and Tongda.

Subsequent to the Share Exchange, the Company now holds 100% of Victor Score, which, in turn, holds 100% of the equity interest in Apex Wealth Holdings Limited ("Apex Wealth"), a limited liability company incorporated in Hong Kong, China on February 12, 2010 which, in turn, holds 100% of the equity interest in Dalian Xinding, a wholly foreign owned enterprise approved in the PRC on August 18, 2010 with the registered capital of RMB5,000,000 (US$732,504).

Pursuant to a group reorganization completed on October 12, 2010, TOFA and Tongda signed a series of contractual agreements with Dalian Xinding. TOFA and Tongda became variable interest entities ("VIEs') as defined under FASB ASC 810-10.

The Company does not conduct any operations or have any assets exclusive of its control of TOFA and Tongda. Through its contractual arrangements with TOFA and Tongda, the Company is engaged in the research, development, production and distribution of composite bimetallic materials, primarily copper clad aluminum ("CCA"), and its manufacturing equipment. The Company is also involved in the research and development of related production technologies and provides consultancy services on such technologies to a number of entities, within and out of China.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	ORGANIZATION, BUSINESS AND OPERATIONS (…/Cont’d)

The VIE Agreements grant Dalian Xinding the power to direct the activities that most significantly impact TOFA's and Tongda's economic performance and right to economic returns in the following manner:

(a)	Pursuant to the terms of the Business Operation Agreement, Dalian Xinding effectively gained management control of TOFA and Tongda.

*	Without written consent of Dalian Xinding, neither TOFA nor Tongda can enter into or consummate a transaction that might significantly affect the assets, obligations, rights or operations of TOFA or Tongda.

*	Dalian Xinding is entitled to provide advice and guidance regarding hiring and firing employees, daily operations and financial management of TOFA and Tongda. The managements of TOFA and Tongda have agreed to accept such advice and guidance.

*	Dalian Xinding is entitled to recommend all candidates for directors and executive officers of TOFA and Tongda. TOFA and Tongda have agreed to appoint the candidates recommended by Dalian Xinding.

* TOFA and Tongda have issued a letter of authorization that authorizes designated officers of Dalian Xinding to act as their proxies and exercise all rights of stockholders at any stockholders meetings of TOFA or Tongda pursuant to PRC law and the bylaws of TOFA and Tongda.

(b)	Pursuant to the terms of the Lease Agreement, TOFA and Tongda have leased all of the property, plant and equipment of TOFA and Tongda to Dalian Xinding and Dalian Xinding possess the right to use all of such property, plant and equipment during the lease term.

The VIE Agreements each have an initial term of 10 years and may only be extended upon the written agreement of Dalian Xinding. The Company believes that the VIE Agreements provide it with substantial protection and control over the operations of the VIEs.

Details of the Company’s subsidiaries and VIEs which are included in these consolidated financial statements as at December 31, 2012 are as follows:

Subsidiaries’ names	Place and date of incorporation	Percentage of ownership by the Company	Principal activities

Victor Score Limited	BVI	100%	Intermediate holding company
May 13, 2010

Apex Wealth Holdings Limited	Hong Kong, PRC	100% (indirect)	Intermediate holding company
February 12, 2010

Dalian Xinding New Materials	Dalian, PRC	100% (indirect)	Intermediate holding company
Technology Consultancy Co., Ltd.	August 18, 2010

VIE’s names

Dalian TOFA New Materials Development Co., Ltd.	Liaoning, Dalian, PRC November 12, 1997	VIE controlled by TODA	Manufacturing and trading of CCA and its related products

Dalian Tongda Equipment Technology Development Co., Ltd	Liaoning, Dalian, PRC January 28, 2008	VIE controlled by TODA	Manufacturing wiring equipment and leasing CCA technology

Panjin TOFA Cable Co., Ltd.	Liaoning, Dalian, PRC	100% owned by TOFA	Manufacturing of CCA cables
June 30, 2011

Zhaodong TOFA Cable Co., Ltd.	Heilongjiang, Zhaodong, PRC	100% owned by TOFA	Sale of CCA cables and related
	November 18, 2011		products

Mudanjiang TOFA Cable Co., Ltd.	Heilongjiang, Mudanjiang, PRC	100% owned by Panjin	Sale of CCA cables and related
	June 26, 2012	Cable	product

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

1.	ORGANIZATION, BUSINESS AND OPERATIONS (…/Cont’d)

The contractual agreements between the Company, TOFA and Tongda have an initial term of 10 years. The parties may mutually seek to extend these agreements upon the expiration of the current term. The Company is not aware of any legal impediments that may affect the renewal of these agreements under current PRC laws. In order for the Company to continue to derive the economic benefits from its interest in operation of TOFA and Tongda, it must renew these contractual agreements. There is no assurance that such contractual agreements will be renewed upon expiration.

(i)	On June 17, 2012, TOFA acquired the remaining 10% equity interest of Panjin Cable from its minority stockholders. The acquisition of this non-controlling interest has been accounted for as a transaction with equity holders in their capacity as equity holders and accordingly no goodwill has been recognized.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying audited consolidated financial statements and related notes have been prepared in conformity with accounting principles generally accepted in the United States of America (US GAAP). The preparation of the consolidated financial statements in accordance with US GAAP requires management of the Company to make a number of estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year. Significant items subject to such estimates and assumptions include the recoverability of the carrying amount and the estimated useful lives of long-lived assets; valuation allowances for receivables, realizable values for inventories. Actual results could differ from those estimates.

The consolidated financial statements include all accounts of the Company and its wholly-owned subsidiaries and VIE’s “the Group” as disclosed in note 1. All material inter-company balances and transactions have been eliminated.

Foreign currency translation

The Company uses United States dollars (“U.S. Dollar” or “US$” or “$”) for financial reporting purposes. The subsidiaries and VIEs within the Company maintain their books and records in their respective functional currency, Chinese Renminbi (“RMB”) and Hong Kong dollars (“HK$”), being the lawful currency in the PRC and Hong Kong, respectively. Assets and liabilities of the subsidiaries are translated from RMB or HK$ into U.S. Dollars using the applicable exchange rates prevailing at the balance sheet date. Items on the statements of income and comprehensive income and cash flows are translated at average exchange rates during the reporting period. Equity accounts are translated at historical rates. Adjustments resulting from the translation of the Company’s financial statements are recorded as accumulated other comprehensive income included in the stockholders’ equity section of the balance sheets. The exchange rates used to translate amounts in RMB and HK$ into U.S. Dollars for the purposes of preparing the consolidated financial statements are as follows:

	2012	2011	2010

Balance sheet items, except for equity accounts	RMB6.2301=$1	RMB6.2939=$1	RMB6.600=$1
	HKD7.7507=$1	HKD7.7663=$1	HKD7.7810=$1

Items in statements of income and cash flows	RMB6.2990=$1	RMB6.4475=$1	RMB6.7137=$1
	HKD7.7591=$1	HKD7.7793=$1	HKD7.7700=$1

There is no assurance that the RMB and HK$ amounts could have been, or could be, converted into U.S. dollars at the above rates.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

Acquisition of non-controlling interests in VIE's subsidiary

Acquisition of non-controlling interests is accounted for as transactions with equity holders in their capacity as equity-holders and therefore no goodwill is recognised as a result of such transactions. The difference between the fair value of the consideration paid and the face value of equity shares issued is recorded as additional paid-in capital and the difference between the fair value of the consideration paid and the carrying amount of non-controlling interests is recorded as an adjustment in equity and is included as part of additional paid-in capital.

Consolidation of VIEs

TODA has no direct or indirect legal or equity ownership interest in TOFA and Tongda. However, through the VIE Agreements between Dalian Xinding and the stockholders of TOFA and Tongda, the stockholders of TOFA and Tongda have assigned all their rights as stockholders, including voting rights and disposition rights of their equity interests in TOFA and Tongda to Dalian Xinding, our indirect, wholly-owned subsidiary.

In accordance with Accounting Standards Codification ("ASC") 810-10-15-14, TOFA and Tongda are deemed VIEs for two reasons. First, the equity stockholders of TOFA and Tongda do not significantly enjoy the benefits of income or suffer the consequences of losses. Second, the equity stockholders of TOFA and Tongda do not possess the direct or indirect ability through voting or similar rights to make decisions regarding their activities that have a significant effect on the success of the companies. Therefore, in accordance with ASC 810-10-25-38A, the Company is deemed to be the primary beneficiary of TOFA and Tongda and the financial statements of TOFA and Tongda are consolidated in the Company's consolidated financial statements.

The Company's Consolidated VIEs - Balance Sheet Classification

The following table presents the carrying amounts and classifications of consolidated assets that are collateral for consolidated VIE obligations:

	December 31,
	2012	2011
Assets
Current assets
Cash	$2,909,061	$4,342,750
Restricted cash	3,207,813	1,588,840
Accounts receivable	17,832,844	16,440,294
Inventories	13,199,221	12,114,595
Other current assets	8,644,039	4,414,947
Due from related companies	3,463,543	1,285,791
Fixed assets and intangible assets, net	13,948,759	9,693,607
Total assets of consolidated VIEs	$63,205,280	$49,880,824

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

The following table presents the carrying amounts and classification of the third-party liabilities of the consolidated VIEs;

Liabilities
Current liabilities
Bank loans	$9,712,118	$8,918,440
Accounts payable	10,485,324	4,678,341
Other liabilities	5,507,063	961,782
Total liabilities of consolidated VIEs	$25,704,505	$14,558,563

The consolidated VIEs included in the table above represent the two separate entities and their subsidiaries. The creditors of consolidated VIEs have legal recourse only to the assets of the VIEs and do not have such recourse to the Company. In addition, the assets are generally restricted only to pay such liabilities. Thus, the Company's maximum legal exposure to loss related to consolidated VIEs is significantly less than the carrying value of the consolidated VIE assets due to outstanding third-party financing. Intercompany liabilities are excluded from the table.

Revenue recognition

The Group generates revenue primarily from manufacturing and trading of copper coated aluminum wire, equipment and its related products and leasing of copper coated aluminum wire technology.

Licensing technology represents the revenue from leasing of several exclusive production technologies, which are internally developed by research and development of the Tongda, to an independent third party. The production technology related to the technical know-how in the production process and has not been registered as patent according to the relevant laws and regulations in the PRC.

Revenue represents the invoiced value of goods sold recognized upon the shipment of goods to customers and the rental income of certain production technology to an independent party. Revenue is recognized when all of the following criteria are met:

i)	Persuasive evidence of an arrangement exists,
ii)	Delivery has occurred and the customer takes ownership and assumes risk of loss or services have been rendered,
iii)	The seller's price to the buyer is fixed or determinable, and
iv)	Collectability is reasonably assured.

Cash

Cash represents cash in banks and cash on hand.

The Company considers all highly liquid investments with original maturities of three months or less to be cash. Substantially all of the cash deposits of the Company are held with financial institutions located in the PRC. Management believes these financial institutions are of high credit quality.

Restricted cash

Restricted cash represents bank deposits held as collaterals for irrecoverable letter of credit.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

Accounts receivable

Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company generally extends unsecured credit to six months to its customers in the ordinary course of business. The Company mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and determined based on management's assessment of known requirements, aging of receivables, payment history, the customers' current credit worthiness, and the economic environment. When a specific accounts receivable balance is deemed uncollectible, a charge is taken to statement of income. Recoveries of balances previously written off are reflected as income in the statement of income.

Inventories

Inventories consisting of raw material, work-in-progress and finished goods of copper coated aluminum wire and related products which are stated at the lower of cost or net realizable value. Finished goods comprised of direct materials, direct labor and a portion of overheads. Inventory costs are calculated using a weighted average method of accounting.

Allowances for obsolete, slow-moving and damaged inventory are deducted from the related inventory balances. No provision was made as of December 31, 2012, 2011 and 2010.

Property, plant and equipment

Property, plant and equipment are recorded at cost less accumulated depreciation. Maintenance, repairs and minor renewals are expensed as incurred; major renewals and improvements that extend the lives or increase the capacity of plant assets are capitalized.

When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any resulting gains or losses are included in income in the reporting period of disposition.

Depreciation is calculated on a straight-line basis over the estimated useful life of the assets after taking into account their respective estimated residual value.

The estimated useful lives of the assets are as follows:

Estimated Life
Buildings	10 - 20
Plant equipment	5 - 10
Office equipment	3 - 5
Motor vehicles	3 - 4

Land use right

Land use right represents the prepayments for the use of parcels of land in the PRC where the Company's production facilities are located, and are charged to expense over their respective lease periods of 50 years. According to the laws of the PRC, the government owns all of the land in the PRC. Company or individuals are authorized to use the land only through land use rights leased from the PRC government for a certain period.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

Intangible assets

Intangible assets acquired separately and with finite useful lives are carried at costs less accumulated amortization and any accumulated impairment losses. Amortization for intangible assets with finite useful lives is provided on a straight-line basis over their estimated useful lives of 10 years. Alternatively, intangible assets with indefinite useful lives are carried at cost less any subsequent accumulated impairment losses.

Gain or losses arising from derecognition of the intangible asset is measured at the difference between the net disposal proceeds and the carrying amount of the assets and are recognized in the statement of income when the asset is disposed.

Construction in progress

Construction in progress represents property, plant and equipment under construction and pending installation and is stated at cost less accumulated impairment losses, if any.

No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and are available for intended use. When the assets are placed in service, the costs are transferred to property, plant and equipment and depreciated in accordance with the accounting policy of the Company.

Research and development costs

Research and development costs are charged to expense as incurred. Research and development costs mainly consist of remuneration for the research and development staff and material costs for research and development. The Company incurred $436,189, $298,966 and $171,621for year ended December 2012, 2011 and 2010, respectively.

Impairment of long-lived assets

The long-lived assets held and used by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. It is reasonably possible that these assets could become impaired as a result of technology or other industry changes. Determination of recoverability of assets to be held and used is by comparing the carrying amount of any asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

Based on the Company’s assessment, USD63,502 impairment was recognized as of December 31, 2012.

Comprehensive income

The Company has adopted ASC 220, "Comprehensive Income". This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

Income taxes

The Company accounts for income taxes under FASB ASC Topic 740 "Income Taxes". Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

Deferred tax assets are reduced by a valuation allowance to the extent management concludes it is more likely than not that the assets will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statements of income in the period that includes the enactment date.

The Company adopted FASB ASC Topic 740, "Income Taxes", which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2012, 2011 and 2010, there was no amounts that had been accrued with respect of uncertain tax positions.

The tax effects of temporary differences of the Company as of December 31, 2012, 2011and 2010 are immaterial.

Value added taxes

Sales of the goods in the PRC are subject to the VAT at 17% (Output VAT). Input tax on purchases can be deducted from output VAT. The net amount of VAT receivable from, or payable to, the taxation authority is included in “VAT tax receivables” or “VAT tax payables” in the consolidated balance sheets.

Revenues, expenses and assets are recognized net of the amount of VAT, except:

i)	where the VAT incurred on the purchase of assets or services is not recoverable from the taxation authority, in which case the VAT is recognized as part of the acquisition of the asset or as part of the expense item as applicable, and

ii)	receivables and payables are stated with the amount of VAT included.

Employee benefits

i)	Salaries, wages, annual bonuses, paid annual leave and staff welfare are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

ii)	Contributions to appropriate local defined contribution retirement schemes pursuant to the relevant labor rules and regulations in the PRC are charged to the cost of sales and general and administrative expenses in the statement of operation as and when the related employee service is provided. The Company incurred $223,279, $281,476 and $159,411 for the year ended December 31, 2012, 2011and 2010, respectively.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

Earnings per ordinary share

Basic earnings per ordinary share is based on the weighted effect of ordinary shares issued and outstanding, and is calculated by dividing net profit by the weighted average shares outstanding during period. Diluted earnings per ordinary share is calculated by dividing net profit by the weighted average number of ordinary shares used in the basic earnings per share calculation plus the number ordinary shares that would be issued assuming exercise or conversion of all potentially dilutive ordinary shares outstanding.

On March 1, 2008 the Company amended the authorized ordinary share capital of the Company from 50,000,000 ordinary shares of $0.0001 par value each to 39,062,500 ordinary shares of $0.0001 par value each. This resulted in every stockholder as of March 1, 2008 receiving 0.78125 ordinary shares for every ordinary share previously held. This was treated as a stock consolidation for US GAAP purposes, and all share and per share data is presented as if the consolidation took place as of the date of inception, September 27, 2006. On March 1, 2008, the Company also amended the authorized preference share capital of the Company from 1,000,000 preference shares of $0.0001 par value each to 781,250 preference shares of $0.000128 par value.

On May 16, 2011, by stockholders' resolution, the Company effected a one for two (1 for 2) stock consolidation of its issued and outstanding ordinary shares and increased the amount of the authorized ordinary shares from 39,062,500 shares to 100,000,000 shares.

At December 31, 2012, 2011 and 2010, there were no potentially dilutive ordinary shares outstanding.

The following table sets forth the computation of basic and diluted net income per ordinary share:

	For the Year Ended December 31,
	2012	2011	2010

Net income attributable to TODA’s stockholders	$4,505,510	$9,948,651	$10,622,027
Weighted average outstanding shares of ordinary stock	27,780,000	23,731,700	16,419,955
Dilutive effect of convertible preference stock	-	3,865,256	10,457,195
Dilutive weighted average outstanding shares	27,780,000	27,596,956	26,877,150

Earnings per ordinary share:
Basic	$0.16	$0.42	$0.65
Diluted	$0.16	$0.36	$0.39

Fair value measurements

FASB ASC Topic 820, “Fair Value Measurement and Disclosures” defines fair value, the methods used to measure fair value and the expanded disclosures about fair value measurements. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between the buyer and the seller at the measurement date. In determining fair value, the valuation techniques consistent with the market approach, income approach and cost approach shall be used to measure fair value FASB ASC Topic 820 establishes a fair value hierarchy for inputs, which represent the assumptions used by the buyer and seller in pricing the asset or liability. These inputs are further defined as observable and unobservable inputs. Observable inputs are those that buyer and seller would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company’s assumptions about the inputs that the buyer and seller would use in pricing the asset or liability developed based on the best information available in the circumstances.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Fair value measurements

Level 1 -       Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not being applied. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 -        Valuations based on (i) quoted prices in active markets for similar assets and liabilities, (ii) quoted prices in markets that are not active for identical or similar assets, (iii) inputs other than quoted prices for the assets or liabilities, or (iv) inputs that are derived principally from or corroborated by market through correlation or other means.

Level 3 -        Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

For certain of the Company’s financial instruments, none of which are held for trading purposes, including cash, accounts receivable, accounts payable and accrued expenses, the carrying amounts approximate fair value due to their short maturities.

Determining which category an asset or liability falls within the hierarchy requires significant judgment. The Company evaluates its hierarchy disclosures each quarter.

There was no asset or liability measured at fair value on a non-recurring basis as of December 31, 2012 and 2011.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As management has not become aware of any product liability claims arising from any incident over the year, the Group has not recognized a liability for product liability claims, and no contingent liability has been recorded as of December 31, 2012 and 2011.

Economic and political risks

The major operations of the Company are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC's economy may influence the business, financial condition, and results of operations of the Company.

Among other risks, the Company's operations are subject to the risks of restrictions on: the transfer of funds; export duties, quotas, and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

3.	CASH

Cash represents cash in bank and cash on hand. Cash as of December 31, 2012 and 2011 consists of the following:

	December 31,
	2012	2011

Bank balances and cash	$2,959,219	$4,407,246

RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

4.	RESTRICTED CASH

As at December 31, 2012 and 2011 the Company's cash amounting to $3,207,813 and $1,588,840 respectively, were restricted and deposited in certain banks as collateral for irrevocable letters of credit.

5.	ACCOUNTS RECEIVABLE

The majority of the Company's sales are on open credit terms and in accordance with terms specified in the contracts governing the relevant transactions. The Company evaluates the need of an allowance for doubtful accounts based on specifically identified amounts and the management believes to be uncollectible. If actual collections experience changes, revisions to the allowance may be required. Based upon the aforementioned criteria, the Company has determined that US$ 213,457 allowance for doubtful accounts is required as of December 31, 2012 and no allowance for doubtful accounts is required as of December 31, 2011 and 2010.

6.	INVENTORIES

Inventories are stated at the lower of cost (determined using the weighted average cost) or market value and are composed of the following at:

	December 31,
	2012	2011

Raw materials	$3,434,586	$4,477,678
Work-in-process	321,089	278,503
Finished goods	9,443,546	7,358,414
	$13,199,221	$12,114,595

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

(IN US DOLLARS)

7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following at:

	December 31,
	2012	2011

Trade deposits to suppliers	$7,894,664	$3,914,548
Other short term advances to third parties	258,151	77,204
Utility and sundry deposits	14,047	12,749
Short term advances to employees	363,822	484,276
	$8,530,684	$4,488,777

The other short term advances to third parties are interest free, unsecured and repayable on demand.

8.	DUE FROM RELATED PARTY

Name	Nature	December 31,
		2012	2011

Suzhou Tongsheng Dual Metal Material Co., Ltd (a)	Account receivable	$1,685,049	$-
Shenzhen Tofa Complex Metal Material Co., Ltd. (a)	Account receivable	1,778,494	1,285,791
		$3,463,543	$1,285,791

(a)	Suzhou Tongsheng Dual Metal Material Co., Ltd and Shenzhen Tofa Complex Metal Material Co. Ltd are controlled by Chuan Tao Zheng, Chairman, CEO and Stockholder of the Company.

The amount due is interest free and unsecured and repayable on demand.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

(IN US DOLLARS)

9.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	December 31,
	2012	2011

Buildings	$1,138,907	$963,534
Plant equipment	10,062,804	4,609,100
Office equipment	206,115	179,817
Motor vehicles	747,835	634,536
	12,155,661	6,386,987
Less: Accumulated depreciation	(3,242,916)	(2,635,328)
	$8,912,745	$3,751,659

Depreciation expense for the years ended December 31, 2012, 2011 and 2010 amounted to $574,252, $395,505 and $197,769 respectively.

The buildings, plant and equipment are pledged as collateral to Shanghai Pudong Development Bank ("SPDB") for the bank loans.

TOFA has the right to use its property from 2002 to 2052 under the terms of Property Certificate issued to TOFA by the Chinese government.

10.	CONSTRUCTION IN PROGRESS

A summary of construction in progress is as follows:

	December 31,
	2012	2011

Balance beginning	$1,676,522	$1,368,351
Additions	21,873	241,622
Transfer to fixed assets	(403,724)	-
Write off	(91,189)	-
Effect of foreign exchange rate changes	16,402	66,549
	$1,219,884	$1,676,522

	Balance at December 31, 2012	Estimated cost to complete as of December 31, 2012	Estimated time to complete

Plant	$1,219,884	$-	Temporarily ceased construction

No depreciation has been provided for construction in progress.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

(IN US DOLLARS)

11.	LAND USE RIGHT

Land use right represents prepaid lease payments to the local government in the PRC for the use of land where the Company's production facilities are located. Land use rights have a 50-year life commencing January 1, 2007 to December 2056.

The land use right is pledged as collateral to SPDB for the bank loans granted to the Company.

Amortization expenses were $6,556, $6,405 and $6,151 for the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, the expected amortization expense of the land use right for each of the next five years and thereafter as follows:

Year ending December 31,
2013	$6,556
2014	6,556
2015	6,556
2016	6,556
2017	6,556
Thereafter	258,927
$291,707

12.	INTANGIBLE ASSET

Intangible asset represents the following:

	December 31,
	2012	2011
Production technology
Cost	$4,863,485	$4,814,185
Less: Accumulated amortization	(1,339,062)	(844,071)
Net	$3,524,423	$3,970,114

Amortization expenses were $481,029, $469,949 and $336,687 for the years ended December 31, 2012, 2011 and 2010, respectively.

As of December 31, 2012, the expected amortization expense of the intangible asset for each of the next five years and thereafter as follows:

Year ending December 31,
2013	$481,029
2014	481,029
2015	481,029
2016	481,029
2017	481,029
Thereafter	1,119,278
$3,524,423

The Company has reviewed the recoverable amount of the production technology based on value-in-use calculations by discounting future cash flows and no impairment was required as of December 31, 2012, 2011 and 2010, respectively.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

(IN US DOLLARS)

13.	ACCOUNTS PAYABLE

Accounts payable consist of the following at December 31, 2012 and 2011, respectively:

	December 31,
	2012	2011

Accounts payable	$4,069,697	$1,500,661
Notes payable	6,415,627	3,177,680
	$10,485,324	$4,678,341

The notes are payable on demand to Company's creditors. The creditors have given extended credit terms secured by pledge of the Company's restricted cash. All outstanding is due within one year.

14.	BANK LOANS

Bank loans consist of the following:

	December 31,
	2012	2011

Short-term bank loans	$9,712,118	$8,918,440

The bank loans as outlined in the following tables are secured by mortgages on the land and buildings, other plant and equipment and personal guarantees of some directors' and third parties. The proceeds of the loans were used to finance the acquisition of property, plant and equipment and working capital of the Company.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

(IN US DOLLARS)

14.	BANK LOANS (…/Cont’d)

The details of the short term bank loans outstanding as of December 31, 2012 are as follows:

Name of bank	Outstanding loan amount	Current annualized interest rate	Nature of loans	Term of loans	Collateral

China CITIC	US$1,605,110	China Central Bank	Term loan	March 30, 2012 to	Related party and
Bank, Dalian	(RMB10,000,000)	benchmark annual		March 29, 2013	third party
Branch (“China		rate of 6.31% plus			guarantees
CITIC”)		30% (equals to 8.20%)

Shanghai Pudong Development Bank(“SPDB”	US$2,780,854 (RMB17,235,000)	China Central Bank benchmark half-year rate of 5.6.% plus 30% (equals to 7.28%)	Revolving loan	August 30, 2012 to August 12, 2013	Mortgages on land use right, other plant and equipment

Shenzhen	US$2,407,666	China Central Bank	Term loan	March 26, 2012 to	Related party and
Development	(RMB15,000,000)	benchmark annual		March 25, 2013	third party
Bank (“SDB”)		rate of 6.31% plus			guarantees
30% (equals to 8.20%)

	US$2,436,955	Annual rate of 6.00%	Export loans	March 7, 2012 to	Related party and
	(RMB15,182,471)			March 6, 2013	third party
guarantees

Industrial and Commercial Bank of China Limited (“ICBC”)	US$ 481,533 (RMB3,000,000)	China Central Bank benchmark half-year rate of 5.6.% plus 30% (equals to 7.28%)	Term loan	October 1, 2012 to September 30, 2013	Mortgages on account receivable
Total	US$ 9,712,118

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

(IN US DOLLARS)

14.	BANK LOANS (…/Cont’d)

The details of the short term bank loans outstanding as of December 31, 2011 are as follows:

	Outstanding loan	Current Annualized	Nature of
Name of bank	amount	interest rate	loans	Term of loans	Collateral

China CITIC	US$794,420 (RMB5,000,000)	China Central Bank benchmark annual rate of 6.31% plus 30% (equal to 8.20%)	Term loan	April 1, 2011 to March 30, 2012	Related party and third party guarantees

	US$794,420 (RMB5,000,000)	China Central Bank benchmark annual rate of 6.31% plus 30% (equal to 8.20%)	Term loan	April 1, 2011 to March 23, 2012	Related party and third party guarantees

SPDB	US$3,165,605 (RMB19,924,000)	China Central Bank benchmark half-year rate of 5.85% plus 20% (equal to 7.02%)	Revolving loan	August 5, 2011 to August 1, 2012	Mortgages on land use right, other plant and equipment

SDB	US$1,191,630 (RMB7,500,000)	China Central Bank benchmark annual rate of 6.31%	Revolving loan	April 29, 2011 to April 28, 2012	Related party and third party guarantees

	US$1,191,630 (RMB7,500,000)	China Central Bank benchmark annual rate of 6.31%	Revolving loan	April 27, 2011 to April 26, 2012	Related party and third party guarantees

	US$1,246,885 (RMB7,847,771)	LIBOR plus 3 bps (equal to 4.5%)	Export loans	January 27, 2011 to January 26, 2012	Related party and third party guarantees

ICBC	US$476,652 (RMB3,000,000)	China Central Bank benchmark annual rate of 8.528%	Revolving loan	September 29, 2011 to September 14, 2012	Factoring business on account receivables

	US$28,599 (RMB180,000)	China Central Bank benchmark annual rate of 8.528%	Revolving loan	November 16, 2011 to May 15, 2012	N/A

	US$28,599 (RMB180,000)	China Central Bank benchmark annual rate of 7.73%	Revolving loan	November 16, 2011 to May 15, 2012	N/A
Total	US$ 8,918,440

Interest expenses for the years ended December 31, 2012, 2011 and 2010 amounted to $966,800, $676,029 and $381,564 respectively.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

(IN US DOLLARS)

15.	SHORT TERM LOANS

Short term loans consist of the following:

	December 31,
	2012	2011

Short-term loans	$566,604	$-

The short term loans as outlined in the following tables are unsecured. The proceeds of the loans were used to finance the working capital of the Company.

The details of the short term loans outstanding as of December 31, 2012 are as follows:

Name of party	Outstanding loan amount	Current annualized interest rate	Nature of loans	Term of loans

Yu Kai, Wang	US$36,918	Annual rate of 6.10%	Term loan	February 20 , 2012 to
	(RMB230,000)			February 20, 2013

	US$24,076	Annual rate of 6.10%	Term loan	March 20 , 2012 to
	(RMB150,000)			March 20, 2013

	US$272,869	Annual rate of 6.10%	Term loan	June 20 , 2012 to
	(RMB1,700,000)			June 20, 2013

Dalian Tongli Technology Co.,	US$168,537	Annual rate of 6.10%	Term loan	September 12 , 2012 to
Ltd	(RMB1,050,000)			September 12, 2013

	US$64,204	Annual rate of 6.10%	Term loan	October 12 , 2012 to
	(RMB400,000)			October 12, 2013

There are no short term loans outstanding as of December 31, 2011.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

(IN US DOLLARS)

15.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	December 31,
	2012	2011

Wages and welfare payables	$52,938	$-
Accrued expenses	194,331	272,063
Other payables	1,612,385	944,488
	$1,859,654	$1,216,551

Other payables consist of amounts owed by the Company to various unrelated entities that are incurred in the normal course of business operations. These liabilities do not carry any interest rate and will be repayable on demand.

16.	DUE TO RELATED PARTIES

	December 31,
	2012	2011

Shenzhen TOFA Complex Metal Material Co. Ltd (i)	$137,703	$-

(i)	This represents certain advances received by the Group from the entity for operating purpose.

The amounts due are interest free and unsecured and repayable on demand.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE FINANCIAL STATEMENTS

(IN US DOLLARS)

17.	ORDINARY SHARES

As detailed in Note 1, in March 2011, in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, the Company issued an aggregate of 32,839,910 ordinary shares to the Victor Score's Stockholders in connection with the reverse merger.

The Company effected a 1 for 2 reverse stock split, effective May 16, 2011. After the reverse stock split, there were 17,322,805 ordinary shares outstanding. On May 16, 2011, 104,572 preference shares were converted into 10,457,195 ordinary shares. As a result, a total of 27,780,000 ordinary shares were outstanding as of May 16, 2011, December 31, 2012 and 2011.

18.	PREFERENCE SHARES

The Company is authorized to issue 781,250 shares of preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

As detailed in Note 1, in March 2011, in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, the Company issued 104,572 preference shares to one of the Victor Score Stockholders. Each share of these preference shares have 100 ordinary shares voting right and is convertible 100 ordinary shares. On May 16, 2011, immediately following the approval of a one-for-two reverse stock split, the preference shares were converted into 10,457,195 ordinary shares of the Company. There was no preference share issued and outstanding as of December 31, 2012 and 2011.

19.	STATUTORY RESERVES

The Company's subsidiaries and VIEs incorporated in the PRC are required on an annual basis to make appropriations to the statutory reserve based on after-tax net earnings at certain percentage of after-tax profit determined in accordance with PRC regulations.

The statutory reserve requires annual appropriations of 10% of after-tax profit (as determined at each year-end and after setting off against any accumulated losses from prior years) until such fund has reached 50% of VIEs' registered capital. Appropriation to the statutory reserve fund must be made before distribution of dividends to stockholders. The statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital.

For the year ended December 31, 2012 and 2011, the Company's subsidiaries and VIEs contributed nil and $1,054,278 to statutory reserve respectively.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

20.	BUSINESS SEGMENTS

A)	Business segment reporting - by product

The Company has two reportable business segments: Manufacturing and trading of bimetallic composite wire products and its related products ("Bimetallic Composite Wire Products"), and manufacturing of wiring equipment and leasing copper coated aluminum wire technology ("Wiring Equipment').

The following tables set forth the Company's two main segments:

	Bimetallic composite
	wire products	Wiring equipment	Corporate and other	Consolidated Total
Year ended December 31, 2012
Product sales
Sales to third parties	$40,753,851	$1,884,266	$-	$42,638,117
Sales to related parties	-	-	-	-
Licensing technology	-	-	-	-
	40,753,851	1,884,266	-	42,638,117

Cost of sales
Sales to third parties	(31,718,549)	(890,784)	-	(32,609,333)
Sales to related parties	-	-	-	-
Licensing technology	-	-	-	-
	(31,718,549)	(890,784)	-	(32,609,333)

Gross profit	9,035,302	993,482	-	10,028,784

Selling and distribution expenses	(579,079)	(303,131)	(338)	(882,548)
Administrative and other expenses	(2,043,276)	(789,816)	(163,487)	(2,996,579)
Operating income/(loss)	6,412,947	(99,465)	(163,825)	6,149,657
Other income	393,585	52,669	569	446,823
Interest expenses	(875,612)	(74,274)	(16,914)	(966,800)

Income/(loss) before income taxes	5,930,920	(121,070)	(180,170)	5,629,680

Income tax expenses	(1,072,553)	(68,370)	-	(1,140,923)

Net income/(loss)	4,858,367	(189,440)	(180,170)	4,488,757

Total assets	$53,832,719	$9,372,561	$140,098	$63,345,378

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

20.	BUSINESS SEGMENTS (…/Cont'd)

A)	Business segment reporting - by product (…/Cont'd)

	Bimetallic composite
	wire products	Wiring equipment	Corporate and other	Consolidated Total
Year ended December 31, 2011
Product sales
Sales to third parties	$47,175,147	$4,518,588	$-	$51,693,735
Sales to related parties	-	-	-	-
Licensing technology	-	775,494	-	775,494
	47,175,147	5,294,082	-	52,469,229

Cost of sales
Sales to third parties	(35,185,078)	(1,889,496)	-	(37,074,574)
Sales to related parties	-	-	-	-
Licensing technology	-	(53,760)	-	(53,760)
	(35,185,078)	(1,943,256)	-	(37,128,334)

Gross profit	11,990,069	3,350,826	-	15,340,895
Selling and distribution expenses	(522,318)	(83,953)	-	(606,271)
Administrative and other expenses	(1,238,401)	(635,872)	(788,322)	(2,662,595)

Operating income/(loss)	10,229,350	2,631,001	(788,322)	12,072,029
Other income	270,859	83,580	-	354,439
Interest expenses	(661,833)	(14,196)	-	(676,029)

Income/(loss) before income taxes	9,838,376	2,700,385	(788,322)	11,750,439
Income tax expenses	(1,516,509)	(280,222)	-	(1,796,731)

Net income/(loss)	$8,321,867	$2,420,163	$(788,322)	$9,953,708

Total assets	$40,194,094	$9,267,108	$619,333	$50,080,535

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

20.	BUSINESS SEGMENTS (…/Cont'd)

A)	Business segment reporting - by product (…/Cont'd)

	Bimetallic
	composite wire products	Wiring equipment	Corporate and other	Consolidated Total
Year ended December 31, 2010
Product sales
Sales to third parties	$31,221,350	$4,752,042	$-	$35,973,392
Sales to related parties	1,423,123	-	-	1,423,123
Licensing technology	-	2,234,237	-	2,234,237
	32,644,473	6,986,279	-	39,630,752

Cost of sales
Sales to third parties	(21,402,841)	(2,008,216)	-	(23,411,057)
Sales to related parties	(976,487)	-	-	(976,487)
Licensing technology	-	(233,109)	-	(233,109)
	(22,379,328)	(2,241,325)	-	(24,620,653)

Gross profit	10,265,145	4,744,954	-	15,010,099
Selling and distribution expenses	(351,331)	(94,620)	-	(445,951)
Administrative and other expenses	(994,317)	(663,376)	(200,092)	(1,857,785)

Operating income/(loss)	8,919,497	3,986,958	(200,092)	12,706,363
Other income	91,067	4,170	-	95,237
Interest expenses	(381,373)	(191)	-	(381,564)

Income/(loss) before income taxes	8,629,191	3,990,937	(200,092)	12,420,036
Income tax expenses	(1,265,792)	(532,217)	-	(1,798,009)

Net income/(loss)	$7,363,399	$3,458,720	$(200,092)	$10,622,027

Total assets	$29,660,559	$6,734,737	$266,606	$36,661,902

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

20.	BUSINESS SEGMENTS (…/Cont'd)

B)	Business segment reporting - by geography

As its secondary segments, the Company reports two geographical areas, which are the main market areas: PRC and foreign market. There is no single foreign country market accounting for more than 10% of total revenues for the year ended December 31, 2012, 2011 and 2010, respectively.

The following tables set forth revenues from customers of products sold by geographic segment:

	For the Year Ended December 31,
Geographical information:	2012	2011	2010

PRC	$34,002,646	$44,615,729	$34,478,754
Others	8,635,471	7,853,500	5,151,998
	$42,638,117	$52,469,229	$39,630,752

21.	INCOME TAXES EXPENSES

The entities within the Company file separate tax returns in the respective tax jurisdictions that they operate.

The Company is incorporated in the Cayman Islands, the laws of which do not require the Company to pay any income taxes or other taxes based on income, business activity or assets.

Victor Score is domiciled in the British Virgin Islands, the law of which do not require the company to pay any income taxes or other taxes based on income, business activity or assets.

Apex Wealth is domiciled in Hong Kong and subject to statutory profits tax of 16.5% if it incurred revenue and profits in Hong Kong.

Dalian Xinding is domiciled in PRC and subject to statutory profits tax of 25% if it incurred revenue and profits there.

TOFA and Tongda, all domiciled in PRC, are subject to PRC enterprise income tax of 15% for the year ended December 31, 2012, 2011 and 2010.

The Company’s income tax represents the income tax expenses from VIEs. The Company’s other entities sustained losses and accordingly no income tax was provided.

	For the year ended December 31
	2012	2011	2010
Current tax:
PRC income tax	$1,140,923	$1,796,731	$1,798,009

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

22.	INCOME TAXES EXPENSES (…Cont’d)

The Company’s income tax for the year ended December 31, 2012, 2011 and 2010 can be reconciled to the income before income tax expenses in the statement of operations as follows:

	Year ended December 31,
	2012	2011	2010

Income before tax	$5,629,680	$11,750,439	$12,420,036

Expected PRC income tax expense at statutory tax rate of 25%	$1,407,420	$2,937,609	$3,105,009

Expense/(Income) not deductible/taxable	331,170	35,699	(643,992)
Tax concession	(597,667)	(1,176,577)	(663,008)
Actual income tax expense	$1,140,923	$1,796,731	$1,798,009

In December 2008 and November 2010, TOFA and Tongda respectively were registered as the State Encouraged High and New Technology Enterprises. According to the PRC Law on Enterprise Income Tax promulgated on March 16, 2007, TOFA and Tongda are entitled to a concessionary rate of income tax at 15%. Accordingly TOFA is subject to an income tax rate of 15% in both 2012 and 2011, while Tongda has been subject to an income tax rate of 15% since January 1, 2011.

The Company’s effective income tax rate is 20.3%, 15.3% and 14.5% for the year ended December 31, 2012, 2011 and 2010, respectively.

The Company has not recorded any deferred tax asset since the amounts are deemed immaterial. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has conclude it has no material asset related to uncertain tax positions.

23.	CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the year ended December 31, 2012, 2011 and 2010, the customers who accounted for 10% or more of the Company’s revenues at the period-end are presented as follows:

	Year ended December 31, 2012
		Percentage of
	Revenues	revenues
Customer A	$6,283,257	14%
Customer B	4,764,066	11%
Customer C	4,351,667	10%
	$15,398,990	35%

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

23.	CONCENTRATIONS OF RISK (…/Cont’d)

	Year ended December 31, 2011
		Percentage of
	Revenues	revenues
Customer A	$6,864,028	13.0%
Customer B	6,701,160	12.7%
Customer C	5,463,218	10.0%
Customer D	5,384,537	10.0%
	$24,412,943	45.7%

There is no any customers who accounted for 10% or more of the Company’s revenues on the year ended December 31, 2010.

All of the customers mentioned above are located in the PRC.

(b)	Major vendors

For the year ended December 31, 2012, 2011 and 2010, the customers who accounted for 10% or more of the Company’s purchases at the period-end are presented as follows:

	Year ended December 31, 2012
		Percentage of
	Purchases	purchases
Vendor A	$5,073,101	26%
Vendor B	5,055,048	25%
Vendor C	3,206,274	16%
	$13,334,423	67%

	Year ended December 31, 2011
		Percentage of
	Purchases	purchases
Vendor A	$11,757,680	48.0%
Vendor B	6,463,616	24.0%
Vendor C	5,567,582	20.0%
	$23,788,878	92.0%

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

24.	CONCENTRATIONS OF RISK (…/Cont’d)

	Year ended December 31, 2010
		Percentage of
	Purchases	purchases
Vendor A	$5,980,333	47.0%
Vendor B	4,056,541	32.0%
	$10,036,874	79.0%

All of the vendors mentioned above are located in the PRC.

(c)	Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition, but does not require collateral to support such receivables.

(d)	Exchange rate risk

The reporting currency of the Company is US$, to date the majority of the revenues and costs are denominated in RMB and a significant portion of the assets and liabilities are denominated in RMB. As a result, the Company is exposed to foreign exchange risk as its revenues and results of operations may be affected by fluctuations in the exchange rate between US$ and RMB. If the RMB depreciates against US$, the value of the RMB revenues and assets as expressed in US$ financial statements will decline. The Company does not hold any derivative or other financial instruments that expose to substantial market risk.

25.	COMMITMENTS AND CONTINGENCIES

(a)	The Company may become subject to various claims and litigation during the normal course of business. The Company vigorously defends its legal position when these matters arise. The Company is neither a party to, nor the subject of, any material pending legal proceeding.

(b)	On October 12, 2010, Dalian Xinding, a subsidiary of the Company, entered into the Loan Agreements with the stockholders of TOFA and Tongda respectively. Pursuant to Loan Agreements, Dalian Xinding committed to provide an interest free loan to the stockholders of TOFA and Tongda as consideration for repayment of debt incurred by them in establishing TOFA and Tongda. The Company has a ten year commitment of $3.3 million. As of December 31, 2012, the Company has not lent any funds.

(c)	Rental expense amounted to $231,646 (RMB1,459,140) and $105,105(RMB680,670) for the year ended December 31, 2012 and 2011 respectively. The total future minimum lease payments under non-cancellable operating leases with respect to premises as of December 31, 2012 are payable as follows:

Year Ended December 31,	Rental
2013	$130,000
2014	24,334
2015	24,333
2016	24,333
2017	-
Over five years	-
$203,000

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES
NOTES TO THE FINANCIAL STATEMENTS
(IN US DOLLARS)

26.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF TODA INTERNATIONAL HOLDINGS INC.

The Company records its investment in subsidiaries under the equity method of accounting as prescribed in FASB ASC Topic 323, “Investments - Equity Method and Joint Ventures”. Such investment and long-term loans to subsidiaries are presented on the balance sheet as “Investments in subsidiaries” and the income of the subsidiaries is presented as “Equity in income of subsidiaries” on the statement of income.

These supplemental condensed parent company financial statements should be read in conjunction with the notes to the Company’s Consolidated Financial Statements. Certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted.

As of December 31, 2012, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements.

CONDENSED BALANCE SHEETS

	December 31,
	2012	2011
Assets
Current assets
Cash	$50,158	$64,496
Prepaid expense and other current assets	89,940	73,830
Investments in subsidiaries	40,961,908	35,299,024
Total assets	$41,102,006	$35,437,350
Liabilities and Stockholders' equity
Current liabilities
Accrued expenses and other payables	1,346,714	1,096,382
Total liabilities	1,346,714	1,096,382
Total stockholders' equity	39,755,292	34,340,968
Total liabilities and stockholders' equity	$41,102,006	$35,437,350

CONDENSED STATEMENT OF INCOME

	For the Years Ended December 31,
	2012	2011	2010
General and administrative expenses	$(180,170)	$(771)	$-
Equity income of subsidiaries	4,668,927	9,954,479	7,748

Net income	$4,488,757	$9,953,708	$7,748

CONDENSED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,
	2012	2011	2010

Net cash used in operating activities	$(14,338)	$10,976,260	$(208)
Net cash provided by investing activities	-	(12,322,324)	-
Net cash provided by financing activities	-	1,410,560	-
Cash as January 1	64,496	-	1,426
Cash as of December 31	$50,158	$64,496	$1,218	*

*Represents the balances of TODA International Inc. only.

