Form 20-F
period 2013-12-31
TODA INTERNATIONAL HOLDINGS INC.
filed 2014-07-11
CIK 1381792

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                       to

Commission file number: 000-52346

TODA INTERNATIONAL HOLDINGS INC.
(Exact name of Registrant as specified in its charter)

N/A
(Translation of Registrant’s name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

c/o Dalian Tofa Wire and Cable Co., Ltd.. No. 18-2-401 Gangjing Garden, Dandong Street, Zhongshan District Dalian, Liaoning Province, PRC 116001
(Address of principal executive offices)

Yue Kou, Chief Financial Officer

c/o Dalian Tofa Wire and Cable Co., Ltd.

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

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,780,000 shares of the Issuer’s ordinary stock, par value $0.000256 were outstanding as of December 31, 2013.

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

☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

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

☐ Yes   ☐ No

( i )

INTRODUCTION

This Annual Report on Form 20-F includes our audited consolidated financial statements as of December 31, 2013 and 2012 and for the years ended December 31, 2013, 2012 and 2011.

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

The following table sets forth selected financial information from our financial statements prepared in accordance with US GAAP for our five most recently completed fiscal periods consisting of the years ended December 31, 2013, 2012, 2011, 2010 and 2009. The information for the three fiscal years ended December 31, 2013, 2012, and 2011 have been extracted from our audited consolidated financial statements and the related notes included herein and should be read in conjunction with such financial statements included in this Annual Report beginning on page F-1. Information for the years ended December 31, 2010 and 2009 have been extracted from unaudited financial statements not included herein and are presented below. Our historical results do not necessarily indicate results expected for any future periods.

	Year ended December 31,
	2013	2012	2011	2010	2009
				(unaudited)	(unaudited)
Consolidated Statements of Operations:
Revenue	$43,658,828	42,638,117	52,469,229	39,630,752	24,026,130
Net income (loss) for the year	3,474,017	4,488,757	9,953,708	10,622,027	4,643,768
Net income (loss) attributable to non-controlling interest	-	16,753	(5,057)	-	-
Net income (loss) attributable to common stockholders	3,474,017	4,505,510	9,948,651	10,622,027	4,643,768
Earning (loss) per share – basic	0.12	0.16	0.42	0.65	93
Earning (loss) per share – diluted	0.12	0.16	0.36	0.39	93
Weighted average common shares outstanding – basic	27,780,000	27,780,000	23,731,700	16,419,955	50,000
Weighted average common shares outstanding – diluted	27,780,000	27,780,000	27,596,956	26,877,150	50,000

Consolidated Balance Sheets:
Total assets	$74,947,378	63,345,378	50,080,535	36,661,902	20,375,038
Property, plant and equipment	8,437,380	8,912,745	3,751,659	3,123,858	1,598,282
Total current liabilities	30,465,228	23,590,086	15,654,945	13,600,580	9,347,449
Total stockholders’ equity (deficiency)	44,482,150	39,755,292	34,425,590	23,061,322	11,027,589

No dividends have been declared or paid in Fiscal 2013.

B	Capitalization and Indebtedness

Not Applicable.

C	Reasons for the Offer and Use of Proceeds

Not Applicable.

D	Risk Factors

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

Aluminum rods and copper strips, our principal raw materials, collectively accounted for approximately 72% of our costs of goods sold during the fiscal year ended December 31, 2013. We expect that raw materials will continue to account for a significant portion of our cost of goods sold in the future. The prices of raw materials fluctuate because of general economic conditions, global supply and demand and other factors causing monthly variations in the costs of our raw materials purchases. The macro-economic factors, together with labor and other business interruptions experienced by certain suppliers, have contributed to periodic shortages in the supply of raw materials, and such shortages may increase in the future. If we are unable to procure adequate supplies of raw material to meet our future production needs and customer demand, shortages could result in a material loss of customers and revenues and adversely impact our results of operations. In addition, supply shortages or disruptions or the loss of suppliers may cause us to procure our raw materials from less cost effective sources and may have a material adverse effect on our business, revenues and results of operations.

We depend on a few suppliers for a significant portion of our principal raw materials and we do not have any long-term supply contracts with our raw materials suppliers. Interruptions of production at our key suppliers may affect our results of operations and financial performance.

We rely on a limited number of suppliers for most of the raw materials we use. During the fiscal year ended December 31, 2013, purchases from our three largest suppliers of metal raw materials represented approximately 83% of our total raw material purchases. Interruptions or shortages of supplies from our key suppliers of raw materials could disrupt production or impact our ability to increase production and sales. We do not have long-term or volume purchase agreements with most of our suppliers and we may have limited options in the short-term for alternative supply if these suppliers fail for any reason, including their business failure or financial difficulties, to continue the supply of materials or components. Moreover, identifying and accessing alternative sources may increase our costs. Interruptions at our key suppliers could negatively impact our results of operations, financial performance and the price of our common stock.

Due to increased volatility of raw material prices, the timing lag between the raw material purchase and product pricing can negatively impact our profitability.

Under US GAAP, the inventories are reported on the balance sheet at the lower of cost or market. Volatility in the prices of raw materials, among other factors, may adversely impact our ability to accurately forecast demand and may have a material adverse impact on our results of operations. For example, our manufacturing activities are determined, and raw materials purchases scheduled, upon forecasted demand while sales prices are determined at the time of order placement, subject to adjustment at fulfillment. The lag between the point when raw materials are acquired in advance and the point when products are actually priced may impact us both positively and negatively, resulting in increased or reduced profitability. In addition, we routinely maintain a certain level of finished goods inventories to meet near term expected demand. Pricing for the sale of these inventories is generally based on current raw material prices. Rapid declines in the price of raw materials may result in our inventories being carried at costs in excess of net realizable value and may have an adverse effect on our results of operations and the price of our common stock.

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

Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified new personnel. In particular, our success depends on the continuing employment of our Chief Executive Officer, Mr. Zheng, our Chief Technology Officer, Mr. YK Wang, our Chief Operating Officer, Mr. Liu, and our Chief Financial Officer, Ms. Yue. There is significant competition in our industry for qualified managerial, technical and sales personnel and we cannot ensure that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future. If we are unable to attract and retain key personnel in the future, our business, operations, financial condition, results of operations and prospects could be materially adversely affected.

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

As a public reporting company, we will be subject to a number of requirements, including the reporting requirements of the Exchange Act, Sarbanes-Oxley and eventually the listing standards of Nasdaq. These requirements will cause us to incur costs and might place a strain on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and financial condition. Sarbanes-Oxley requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we might not be able to retain our independent directors or attract new independent directors for our committees.

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

We have been a company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements included in this prospectus, we and our independent registered public accounting firm identified “material weakness” and several significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis, and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. The material weakness identified is that we presently do not have an audit committee or committees performing similar functions and that none of our employees have any formal training in US GAAP and SEC rules and regulations. . In that regard, we rely exclusively on our independent accountants and our outside counsel for advice with respect to US GAAP and SEC rules and regulations.  Therefore, there is a risk that out current or future financial statements may not be properly prepared in accordance with US GAAP or that our current or future disclosures are not in compliance with SEC rules and regulations.

We have begun to undertake steps to improve our internal control over financial reporting, and we believe that additional accounting staff trained in U.S. GAAP would improve our controls and procedures, specifically with regard to the preparation of our financial statements. We plan to continue our efforts to design and implement effective internal controls. The process of designing and implementing effective internal controls is a continuous effort that requires us to anticipate and react to changes in our business and the economic and regulatory environments and to expend significant resources to maintain a system of internal controls that is adequate to satisfy our reporting obligations as a public reporting company.

  However, we cannot assure you that we will complete the implementation of such remedial steps in a timely manner. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.”

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

Our auditor, like other independent registered public accounting firms operating in China, is registered with the U.S. Public Company Accounting Oversight Board, or the PCAOB, but has not yet been inspected, and as such investors currently do not have the benefit of PCAOB oversight.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB and are required by U.S. law to undergo regular inspection by the PCAOB to assess their compliance with U.S. law and professional standards in connection with their audits of public company financial statements filed with the SEC. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, the audit work and practices of its auditor, like other registered audit firms operating in China, is currently not inspected by the PCAOB. The inability of the PCAOB to conduct inspections of auditors in China also makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

If the Chinese government tries to control inflation by traditional means of monetary policy or returns to planned economic techniques, our business will suffer a reduction in sales growth and expansion opportunities. The rapid growth of the Chinese economy has resulted in higher levels of inflation. If the government tries to control inflation, it may have an adverse effect on the business climate and growth of private enterprise in the PRC. An economic slowed down will have an adverse effect on our sales and may increase costs. On the other hand, if inflation is allowed to proceed unchecked, our costs would likely increase, and there can be no assurance that it would be able to increase its prices to an extent that would offset the increase in its expenses.

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

We conduct all of operations in the PRC and generate virtually all of our revenues through the VIE Agreements. Our plans for future growth are based substantially on growing the operations of TOFA and Tongda. However, the VIE Agreements may not be as effective in providing us with control over TOFA and Tongda as direct ownership. Under the VIE Agreements, as a legal matter, if TOFA and Tongda fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) reply on legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we are unable to effectively control TOFA and Tongda, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

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

Our Company

We were incorporated as Summit Growth Corporation on September 27, 2006 in the Cayman Islands as an exempted company. Since March 15, 2011, our principal place of business has been based in the People’s Republic of China (the “PRC” or “China”). Our name was changed to TODA International Holdings, Inc. as of May 16, 2011. Our headquarters are located at: c/o Dalian TOFA Wire and Cable Co., Ltd. (formerly known as Dalian TOFA New Materials Development Co, Ltd.), No. 18-2-401 Gangjing Garden, Dandong Street, Zhongshan District, Dalian, Liaoning Province, PRC 116001, Telephone: 011-86-(411) 8278-9758.

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

See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure as of December 31, 2013.

B	Business Overview

Overview

We are primarily engaged in the research and development, production and distribution of composite bimetallic materials, primarily copper-clad aluminum, or CCA, and its manufacturing equipment. We are also involved in the research and development of additional related production technologies, and we provide consultancy services on such technologies to a number of entities, within and out of China. Due to PRC legal restrictions on foreign ownership and investment in businesses in China, we operate our business primarily through Dalian TOFA Wire and Cable Co., Ltd. (“TOFA”) and Dalian Tongda Equipment Technology Development Co, Ltd. (“Tongda” and, collectively with TOFA, the “VIEs”), each a consolidated affiliated entity of TODA in China.

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

The Liaoning Province 2013 Government Work Report, published on July 27, 2013, provides that the local government is undertaking five industry-promoting programs designed to support Liaoning’s development.  In connection with the “Industrial Project,” the government anticipates that “fixed asset investment” will surpass RMB 950 billion ($159 billion), with the investment in the power industry representing approximately 2% of the total. As a result, the Provincial Electricity Bureau’s solicitation of tenders for the supply of power cables could be worth US$3 billion every year. Although not all of the cables used will be made of composite bimetallic products, there is tremendous potential for growth in this area. In terms of total output, China produced about 5,000 tons of CCA and CCS wire in 2001, as compared to total production of 25,000 tons of CCA and CCS wire in 2006 and 40,000 tons in 2007.

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

Dalian TOFA Wire and Cable Co., Ltd.

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

PRC’s continued urbanization should continue to drive strong copper consumption within the PRC. In addition, under China’s 12th Five-Year Plan, the central government has expedited large infrastructure projects and invested significantly in continued infrastructure development. In September 2012, the government announced a policy of accelerating $156 billion in infrastructure spending. China's planned infrastructure projects began to strengthen copper demand in the third quarter of 2013, according to a senior copper market analyst at Chinese state-owned metals consultancy Beijing Antaike, which provides analysis to Chinese government departments and a range of domestic and international copper producers. According to PRC copper industry analysts, refined copper usage (usage by semi plants or the first users of copper) accounted for 19.5 million tons in 2013 (through November). China was also the largest consumer of refined copper in 2012 with apparent usage of over 8.8 million tons.

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

TOFA has focused on these products as its major revenue contributors because of the competitive advantage of its capability to produce CCA power cables and CCA boards and also because of the huge market potential. CCA electricity and power cables have an extremely large potential demand in China. For example, providing CCA electricity/power cables to a building in a city will, on the average, cost US$2.35 per square meter of gross floor area; and in Dalian alone, based on information reported in “The 2010 Real Estate Market Research Report for Dalian ” published by the China Real Estate Information Corporation, there are approximately 6 million square meters of gross floor area being constructed every year. This means there is a potential demand of CCA electricity/power cables of US$14 million per annum. In August 2010, TOFA conducted a feasibility study on the replacement of traditional copper power cables by CCA power cables in the residential development projects in selected cities within Liaoning Province, followed by some trial marketing. The market was very receptive of CCA power cables because of their comparable conductivity characteristics to pure copper cables, coupled with the lighter weight and lower price of the products. In the year following the conclusion of this study and marketing effort, TOFA recorded US$47.0 million in sales of its products. Encouraged by these results, the management of TOFA is very confident that CCA cables will be applied to the new buildings and has begun talks with the various relevant government departments in some of the second tier cities like Fushun, Yingkou, Tieling and Anshan in Liaoning Province. TOFA regards this as a starting point as second tier cities, although smaller in scale, are also fast growing, and could shorten the time required to promote and market the CCA cables. Successfully securing orders for CCA cables in these cities will showcase the high qualities of their products to potential customers in other cities in the country, and would hopefully lead to more orders. With a proven track record from these second tier cities, TOFA will then begin to expand its presence in the CCA power cable market in first tier cities.

Employees

TOFA currently employs 82 individuals, all of whom are full time employees.

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

Because of the specific requirements with respect to the quality of the copper belts and aluminum rods, TOFA only sources raw materials from the list of qualified suppliers. There are three to four primary suppliers with whom TOFA has had a long term working relationship and a number of secondary suppliers that are available to fill in on an “as needed” basis. In 2013, TOFA’s major suppliers were:

Raw Material	Supplier	Percentage of Material Purchased Annually
Copper ribbons	Anhui Yongjie Copper Co. Ltd.	28%
	Shanxi Chunlei Co. Ltd.	25%

Aluminum rods	Jiangyin Hengli Electronic Co. Ltd	30%

Additionally, TOFA replaced all of its existing production machinery with intelligent production machines made by Tongda. This is discussed in further detail below.

Sales and Marketing

TOFA has a sales team of 15 full-time staff to market its products to its customers in both the domestic and the international market. At present, about 88% of its bimetal composite materials are sold in China while the remaining 12% is marketed internationally, primarily in South Korea, Taiwan, Germany and the US. It has targeted reputable enterprises in the telecommunication, electricity and power, home electronic appliances, auto and IT industries to be its preferred clients. TOFA has successfully built up a client base of well-known and respected names. These include local companies and international companies located in the US, Germany, Taiwan and South Korea. TOFA’s diversified customer base has lowered its risk of reliance on a small number of clients to keep the business growing. TOFA’s largest customers in terms of net sales during the last three years were (amounts presented in US$ in thousands):

Customer Name	2011	2012	2013
Radio Frequency Systems GMBH	$6,701	$4,764	$4,273
Jiangsu Hengxin Technology Co., Ltd.	6,864	6,283	4,753
ShengYi Jianshe Group	5,463	-	-
Tianjin Wanbo Cable Ltd	5,384	4,352	6,098

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

Research and Development; Intellectual Property Rights

TOFA has placed great emphasis on research and development since its formation in 1997. Having been a pioneer in the R&D of CCA wire from inception, TOFA now seeks to expand its reach by developing superior CCS wire and is exploring the development of CCA and CCS boards to complement its current business. Research and development costs are charged to expense as incurred.  These costs mainly consist of remuneration for the staff and material costs.  TOFA incurred $161,042 and $182,236 in research and development costs for the years ended December 31, 2013 and 2012, respectively.

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

In November 2011, TOFA formed Zhaodong TOFA for the purpose of selling CCA. Zhaodong TOFA is located at 2nd West Versailles Apartment, No.1 Runhong, Zhengyang Street, Zhaodong City, Suihua City, Heilongjiang Province. The renovation of the Zhaodong TOFA facility was completed and operations commenced in June 2012.

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

Products and Services

Tongda produces a series of fully-automated, intelligent composite bimetal materials manufacturing equipment and facilities for the production of CCA wire and CCAM wire of various thicknesses (from 0.04 mm to 17 mm) and CCS wires with diameters less than 1.66 mm. Tongda is researching into production equipment that could produce CCS wires of diameters up to 7.5 mm, which requires more advanced technology to bond the constituent metals, and expects such equipment to be available in the end of 2014. The Tongda composite bimetal materials producing equipment is innovative in China as there was no domestically produced equipment of such kind in the market before. Apart from the automatic, intelligent composite bimetal materials manufacture equipment, Tongda also produces the following stand-alone machines and equipment used during the composite bimetal materials production process;

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

Employees

Tongda currently employs 40 individuals, all of whom are full time employees.

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

In 2013, Tongda’s major suppliers were:

Parts/ Raw Material	Supplier	Percentage of Material Purchased Annually
Steel	Dalian Pengda Steel Material Co Ltd	67%
	Dalian Hongxingsuo steel Material Co Ltd	30%

Machinery and Parts	Zhuhai Funisi Ltd	40%
	Guomao Jiansuji Ltd	23%
	Suzhou Keda Ltd	13%

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

With respect to its other machines, such as its semi-automatic bimetal material production equipment and peripheral devices, Tongda sells its products domestically to customers that do not constitute direct competition to TOFA. Sales of such equipment and devices contributes approximately 10% to the revenue of Tongda.

Tongda’s largest customers in terms of net sales since it began producing and selling its products were (amounts presented in US$ in thousands):

Customer Name	2011	2012	2013
Sidelong International Electrical (China) Co.Ltd	$1050	$630	$-
Saranskkable LCC	-	240	965
Zhejiang Sheng Pujiang Baichuan	-	210	-
TOFA	-	79	-
COPPERCLAD S.A.DE C.V	-	-	397
Zhejiang De Tong	84	-	-
Jinan Ruitong	-	-	104

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

As we discussed above, with the exception of sales to TOFA, the majority of Tongda’s intelligent composite bimetal production lines are intended for the international market or for lower margin producers of CCA wire. Internationally, we believe that our primary competition is Nexans Deutschland GmbH, a German subsidiary of French cable maker Nexans SA that produces similar lines of products as our intelligent bimetal materials production equipment with clad welding technology. Fushi Int’l (Dalian) Bimetal Wires & Cables Co. Ltd. uses an intelligent production line licensed from Nexans by Fushi Copperweld, Inc. Outside of this competitor, we are not aware of any products that are currently available using similar intelligent technology.

Research and Development; Intellectual Property Rights

Since its inception in 2008, Tongda has devoted significant resources to the research and development of its hardware and production capabilities, understanding that the development of superior manufacturing was essential to its business strategy.  Research and development costs are charged to expense as incurred.  These costs mainly consist of remuneration for the staff and material costs.  Tongda incurred $159,213 and $253,953 in research and development costs for the years ended December 31, 2013 and 2012, respectively.  In the short span of time from incorporation to the present date, Tongda has already been granted ten patents by the Chinese authorities relating its products and production technology. In August 2008, Tongda also received ISO9001:2000 certification. Tongda’s patents include:

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

€
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

In 2013 and 2012, TOFA incurred expenses of $2,056 and $2,023, respectively, to comply with governmental regulations in China and $4,061 and $4,001, respectively, to comply with environmental regulations in China.  During the same period, Tongda incurred expenses of $1,198 and $1,124, respectively, to comply with governmental regulations in China and $1,790 and $1,723, respectively, to comply with environmental regulations in China.

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

TOFA also intends to develop CCA boards to complement its existing product line. During power transmission, power cables are connected from the source to the end users via a number of transformers. Traditionally, a large number of copper boards are employed in the transformers as connecting bodies. With the development of CCA products, management believes that it would be advantageous to our customers to provide the option to replace heavy, expensive copper boards with lighter, more cost-effective CCA boards.  Our employees have the technological know-how to develop attractive CCA boards, and we intend to set up production facilities for CCA boards by the end of 2014.

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

TOFA’s production base, as well as our corporate headquarters, is located in the South Area, Lingang Industrial Area of Dalian Economic and Technology Development Zone, Dalian, Liaoning Province, China. TOFA’s production plant occupies a site area of 15,000 square meters with gross floor area of 7,000 square meters. TOFA has the right to use the land on which its factory is located from 2007 to 2056 pursuant to the terms of a Land Use Certificate issued to TOFA by the Chinese government. Additionally, TOFA has the right to use its production plant from 2002 to 2052 under the terms of a Property Certificate issued to TOFA by the Chinese government.  As required by the respective certificates, TOFA paid the Chinese government an aggregate lump sum of $312,838 for the use of the land and the production plant, which is amortized over the term. TOFA is not required to pay any additional fees for the lease of this facility. One of TOFA’s warehouses is located at Shuangdi Port, Hi-tech development District, Dalian, Liaoning Province, China. TOFA currently leases this facility for the period from January 1, 2012 to June 30, 2014.  The annual lease amount is $12,245.

 Mudanjiang TOFA is developing sales offices at 380 Chang’an Road Mudanjiang City, Heilongjiang Province, China. Mudanjiang TOFA currently leases this space for the period from November 2011 to October 2014.  The annual lease amount is $9,525

Panjin TOFA’s production facility is located at New Materials Industrial Park, YuanlVillage, Chenjia Town, Panshan County, Panjin City, Liaoning Province, China and has a gross floor area of 1,300 sq meters standing on a site of 35,334 sq meters. Panjin TOFA currently leases this space for the period from August 2011 to August 2014.  The annual lease amount is $95,254.

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

The Company's Consolidated VIEs-Balance Sheet Classification

The following table presents the carrying amounts and classifications of consolidated assets that are collateral for consolidated VIE obligations:

	December 31,
	2013	2012	2011
Assets

Current assets
Cash	$7,998,320	$2,909,061	$4,342,750
Restricted Cash	7,973,955	3,207,813	1,588,840
Accounts receivable	21,252,129	17,832,844	16,440,294
Inventories	6,681,810	13,199,221	12,114,595
Prepaid expenses and other current assets	12,449,073	8,644,039	4,414,947
Due from a related company owners	5,420,643	3,463,543	1,285,791
Other assets	13,112,798	13,948,759	9,693,607

Total assets of consolidated VIEs	$74,888,728	$63,205,280	$49,880,824

The following table presents the carrying amounts and classification of the third-party liabilities of the consolidated VIEs:

	December 31,
	2013	2012	2011
Current liabilities
Bank loans	$12,957,657	$9,712,118	$8,918,440
Accounts payable	14,478,166	10,485,324	4,678,341
Other liabilities	1,927,244	2,045,930	961,782

Total liabilities of consolidated VIEs	$29,363,067	$22,243,372	$14,558,563

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

Licensing technology represents the revenue from the leasing of several exclusive production technologies to independent third parties.  The technologies are internally developed by the research and development department in Tongda. The production technologies related to the technical know-how in the production process have not been patented in accordance with the relevant laws and regulations of the PRC.

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

Inventories

Inventories - consisting of raw material, work-in-progress and finished goods of copper coated aluminum wire and related products - are stated at the lower of cost or net realizable value. Finished goods are comprised of direct materials, direct labor and a portion of overhead. Inventory costs are calculated using a weighted average method of accounting. Allowances are recorded for obsolete, slow-moving and damaged inventory and are deducted from the related inventory balances. No provision was made as of December 31, 2012 and 2013.

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

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs mainly consist of remuneration for the research and development staff and material costs for research and development. We incurred $320,255, $436,189 and $298,966 for the years ended December 31, 2013, 2012 and 2011, respectively.

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

	December 31,
	2013	2012	2011
Year-end RMB:USD Exchange Rate	6.0537	6.2301	6.2939
Average RMB:USD Exchange Rate	6.1412	6.2990	6.4475

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

Products mix and implications on gross margins

Our gross margin is also affected by our product mix. We produce and sell products according to customer orders.  Our product mix consists of composite bimetallic wire products, intelligent bimetallic composite material production line, and CCA power wire/cables. Composite bimetallic wire products, with gross margin of 19% in 2013, used to contribute the majority of our gross profits. We launched our intelligent bimetallic composite material production line to the market in late 2009, and this product line had a gross profit margin of 59% in 2013. We introduced another new product in the second half of 2010, namely the CCA power wire/cables that had a gross margin of 30% in 2012. We believe such CCA power wires/cables, with higher gross margins, will become the major products in our product mix and a significant revenue and profits contributor in the future.

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

Year Ended December 31, 2013 compared to the Year Ended December 31, 2012

The following table presents the consolidated results of operations of the Company for the year ended December 31, 2013 as compared to the results of operations for the year ended December 31, 2012

	For the Year Ended
	December 31
	2013	2012
Revenue	$43,658,828	$42,638,117
Cost of Sales	(34,704,648)	(32,609,334)
Gross Profit	8,954,180	10,028,783
Selling and Distribution Expenses	(684,862)	(882,547)
Administrative and Other Expenses	(3,203,207)	(2,996,579)

Operating Income	5,066,111	6,149,657
Other Income	405,407	446,823
Interest expense	(1,271,295)	(966,800)
Income tax expenses	(726,206)	(1,140,923)

Net Income before allocation of non-controlling interest	3,474,017	4,488,757

Other comprehensive income
Foreign currency translation adjustment	1,252,841	840,945

Comprehensive income	4,726,858	5,329,702

Less: Comprehensive (loss) attributable to Non-controlling interests	-	(16,728)

Total comprehensive income	$4,726,858	$5,346,430

Revenue

Our business for the year ended December 31, 2013 expanded smoothly. We recorded revenue of $43.6 million for the year ended December 31, 2013, representing an increase of $1 million, or 2%, as compared to $42.6 million for the year ended December 31, 2012.

Revenue from our bimetallic composite wire products segment (which includes CCA and CCS wire products and CCA power cables) increased by 3%, from $40.7 million in 2012 to $42 million in 2013. Revenue from CCA and CCS wire product increased by 3%, from $32.1 million in 2012 to $33.1 million in 2013. The increase in revenue of CCA and CCS wire product sales is due to a 2% increase in average sale price compared to the same period in 2012, combined with the 1% increase in sales volume. Revenue from our wiring equipment segment (which includes intelligent composite bimetallic material production equipment and technology) decreased 17% to $1.57 million, down from $1.88 million in 2012. The decrease in wiring equipment revenue is due primarily to the more intense competition in this market occurred during 2013.

The following tables break down our product sales by specific business segment and product category for each period.

	Year Ended December 31,
	2013			2012
			Average			Average
	Sales	Volume*	price	Sales	Volume*	price
Bimetallic composite wire products segment

CCA(S) wire products	$33,190,006	6,773	4,900	$32,181,906	6,704	4,800
CCA power cables	$8,898,872	710	12,534	$8,571,945	708	12000
Segment Total:	$42,088,878	7,483		$40,753,851	8,608

Wiring equipment segment

Intelligent composite bimetallic material production line	$1,569,950	N/A	N/A	$1,884,266	N/A	N/A
Segment Total:	$1,569,950	N/A	N/A	$1,884,266	N/A	N/A
TOTAL:	$43,658,828			$42,638,117

* metric tons

Cost of Sales and Gross Profit

The following table sets forth our cost of sales and gross profit, both in amounts and as a percentage of total revenue for the year ended December 31, 2013and 2012

	Year ended December 31,
	2013		2012		Percentage
		% of		% of	Change
	US$	sales	US$	sales	Year to Year
Revenue	$43,658,828	100%	$42,638,117	100%	-%

Cost of sales
- Product sales to third parties	$(34,704,648)	79%	$(32,609,333)	76%	3%
					%
Gross profit	$8,954,180	21%	$10,028,783	24%	-%

The costs of sales increased $2 million, or 6.4%, to $34.7 million for 2013 from $32.6 million for 2012. As a percentage of total sales, our cost of sales increased to 79 % of revenue for the year ended December 31, 2013, compared to 76% of revenue for the year ended December 31, 2012.  Gross profit decreased to $8.9 million for 2013 when compared to $10 million for 2012, a decrease of about $1.1 million, or 11% year to year. Our gross profit margin decreased to 21% for 2013 from 24% for 2012. Contributing to the decrease in gross profit margin compared 2013 to 2012 was the fact that we price our refined copper and CCA wire products based on the market price for materials plus a fixed dollar mark-up, and our gross profit is essentially this mark-up net of costs classified as part of cost of goods sold. As copper prices rise during 2013 our fixed dollar mark-up per ton processed represents a relatively lower percentage of our gross sales (which is generally based on tons processed) and therefore our gross profit margin as a percentage of sales is relatively lower.

Selling and Distribution Expenses, Administrative and Other Expenses

The following table sets forth operating expenses and income from operations both in amounts and as a percentage of total revenue for selling and distribution expense, as well as administrative and other expenses for the year ended December 31, 2013 and 2012:

	Year ended December 31,
	2013		2012		Percentage
		% of		% of	Change
	US$	sales	US$	sales	Year to Year
Gross profit	$8,954,180	21%	$10,028,783	24%	-3%
Selling and Distribution Expenses	(684,862)	1.6%	(882,547)	2.1%	-0.5%
General and administrative Expenses	(3,203,207)	7%	(2,996,579)	7%	0%
Operating Income	$5,066,111	11.6%	$6,149,657	14.4%	-2.8%

Selling and distribution expenses and general and administrative expenses remained virtually unchanged year over year.

Other Income

For the year ended December 31, 2013, we had other income of 0.41 million, down $0.04 million, or 9.3%, from the $0.44 million posted for 2012. The increase in net profit was primarily due to a decrease in foreign exchange gain.

Net Income before allocation of non-controlling interest

We had net income before allocation of non-controlling interest of $3.47 million for 2013, down $1.02 million, or 22%, from the $4.49 million posted for 2012. The decrease in net income was primarily due to a decrease in gross profit margin while there was no fluctuation in ratio of selling and distribution expenses and general and administrative expenses against total revenue

Net Income attributed to minority interest

For the year ended December 31, 2013, we need not to attribute to the minority shareholders of Panjin TOFA Cable Co., Ltd because on June 17, 2012, TOFA acquired the remaining 10% equity interest of Panjin Cable from its minority stockholders.

Other Comprehensive Income

Other comprehensive income represents the foreign currency translation adjustment. During the year ended December 31, 2013, the RMB rose against the US dollar, and we recognized a foreign currency translation gain of $1.2 million.

Year Ended December 31, 2012 compared to the Year Ended December 31, 2011

The following table presents the consolidated results of operations of the Company for the year ended December 31, 2012 as compared to the results of operations for the year ended December 31, 2011.

	For the Year Ended
	December 31
	2012	2011
Revenue	$42,638,117	$52,469,229
Cost of Sales	(32,609,334)	(37,128,334)
Gross Profit	10,028,783	15,340,895
Selling and Distribution Expenses	(882,547)	(606,271)
Administrative and Other Expenses	(2,996,579)	(2,662,595)

Operating Income	6,149,657	12,072,029
Other Income	446,823	354,439
Interest expense	(966,800)	(676,029)
Income tax expenses	(1,140,923)	(1,796,731)

Net Income before allocation of non-controlling interest	4,488,757	9,953,708
Net income attributable to non-controlling interest	16,753	(5,057)
Other Comprehensive Income	4,505,510	9,948,651

Total Comprehensive Income	$5,346,430	$11,359,088

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

* metric tons

Cost of Sales and Gross Profit

The following table sets forth our cost of sales and gross profit, both in amounts and as a percentage of total revenue for the year ended December 31, 2012 and 2011:

	Year ended December 31,
	2012		2011		Percentage
		% of		% of	Change
	US$	sales	US$	sales	Year to Year
Revenue	$42,638,117	100%	$52,469,229	100%	-18.7%

Cost of sales
- Product sales to third parties	$(32,609,333)	76%	$(37,074,574)	70.7%	-12.0%
- Product sales to related parties	$-	0%	$-	0%	%
- Licensing technology	$-	0%	$(53,760)	0.1%	-100%

Gross profit	$10,028,784	24%	$15,340,895	29.2%	-34.6%

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

Selling and Distribution Expenses, Administrative and Other Expenses

The following table sets forth operating expenses and income from operations both in amounts and as a percentage of total revenue for selling and distribution expense, as well as administrative and other expenses for the year ended December 31, 2012 and 2011:

	Year ended December 31,
	2012		2011		Percentage
		% of		% of	Change
	US$	sales	US$	sales	Year to Year
Gross profit	$10,028,783	24%	$15,340,895	29%	-34.6%
Selling and Distribution Expenses	(882,547)	2.1%	(606,271)	1.1%	45.6%
General and administrative Expenses	(2,996,579)	-7%	(2,662,595)	5%	12.5%
Operating Income	$6,149,657	14.4%	$12,072,029	23%	-49.1%

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

B	Liquidity and Capital Resources

As of December 31, 2013, we had cash on hand of approximately $8 million, which represents an increase of $5 million from 3 million at December 31, 2012, other current assets of $53.8 million, and current liabilities of $30.4 million. Working capital was $31.4 million and the ratio of current assets to current liabilities was 1.77 to 1 as of December 31, 2013.

The following is a summary of cash provided by or used in each of the indicated type of activities during the year ended December 31, 2013 and 2012, respectively:

	As of December 31,
	2013	2012
Cash provided by (used in):
Operating Activities	$(1,371,712)	$3,671,683
Investing Activities	(4,968,497)	(6,913,974)
Financing Activities	11,266,171	1,553,401

Effect of foreign exchange rate changes	161,769	240,863

Cash, beginning of the period	2,959,219	4,407,246
Cash, end of the period	$8,046,950	$2,959,219

•	Net cash used in operating activities was $1.37million for the year ended December 31, 2013, as compared to net cash provided by operating activities of $3.67 million for 2012. The decrease was mainly due to (i) a $2.3 million accounts payable decrease resulting from speed-up in repaying suppliers and (ii) a $8 million accounts receivable increase resulting from larger sales.

•	Net cash used in investing activities was $4.97 million in 2013, as compared to net cash used in investing activities of $6.91 million in 2012. The decrease was mainly due to the cut in purchase of property, plant and equipment for the year ended December 31, 2013.

•	Net cash provided by financing activities was $11.2million in 2013, as compared to net cash provided by financing activities of $1.5 million in 2012. The increase was mainly due to a $10.9 million repayment from related companies.

Our bank loans consisted of the following:

	December 31,
	2013	2012
Short-term bank loans	$12,957,657	$9,712,118

The bank loans as outlined in the following table are secured by mortgages on the land and buildings, other plant and equipment and personal guarantees of some directors’ and third parties. The proceeds of the loans were used to finance the acquisition of property, plant and equipment and for working capital of the Company.

 The details of the short term bank loans outstanding as of December 31, 2013 were as follows:

Name of bank	Outstanding loan amount	Current annualized interest rate	Nature of loans	Term of loans	Collateral

China CITIC Bank, Dalian Branch (“China CITIC”)	US$1,651,882 (RMB10,000,000)	China Central Bank benchmark annual rate of 6.00% plus 30% (equals to 7.80%)	Term loan	September 5, 2013 to September 5, 2014	Related party and third party guarantees

Shanghai Pudong Development Bank(“SPDB”)	US$3,048,681 (RMB18,455,800)	China Central Bank benchmark half-year rate of 5.6.% plus 30% (equals to 7.28%)	Revolving loan	March 12, 2013 to July 29, 2014	Mortgages on land use right, other plant and equipment

Ping An Bank (“PAB”) (formerly known as Shenzhen Development Bank)	US$2,477,824 (RMB15,000,000)	China Central Bank benchmark annual rate of 6.00% plus 30% (equals to 7.80%)	Term loan	April 9, 2013 to April 9, 2014	Related party and third party guarantees

	US$1,154,000 (RMB6,985,970)	Annual rate of 6.00%	Export loan	May 14, 2013 to May 13, 2014	Related party and third party guarantees

Xinhui bank (“XHB”)	US$ 825,941 (RMB5,000,000)	Annual rate of 6.75%	Term loan	November 19, 2012 to November 18, 2014	Nil

Bank of China (“BOC”)	US$ 3,303,764 (RMB20,000,000)	China Central Bank benchmark half-year rate of 6.00% plus 30% (equals to 7.80%)	Revolving loan	August 26, 2013 to August 25, 2014	Related party and third party

Industrial and Commercial Bank of China Limited (“ICBC”)	US$ 495,565 (RMB3,000,000)	China Central Bank benchmark half-year rate of 6.00% plus 30% (equals to 7.80%)	Term loan	July 12, 2013 to February 25, 2014	Mortgages on account receivable
Total	US$ 12,957,657

The details of the short term bank loans outstanding as of December 31, 2012 were as follows:

Name of bank	Outstanding loan amount	Current annualized interest rate	Nature of loans	Term of loans	Collateral

China CITIC	US$1,605,110 (RMB10,000,000)	China Central Bank benchmark annual rate of 6.31% plus 30% (equals to 8.20%)	Term loan	March 30, 2012 to March 29, 2013	Related party and third party guarantees

SPDB	US$2,780,854 (RMB17,235,000)	China Central Bank benchmark half-year rate of 5.6.% plus 30% (equals to 7.28%)	Revolving loan	August 30, 2012 to August 12, 2013	Mortgages on land use right, other plant and equipment

PAB	US$2,407,666 (RMB15,000,000)	China Central Bank benchmark annual rate of 6.31% plus 30% (equals to 8.20%)	Term loan	March 26, 2012 to March 25, 2013	Related party and third party guarantees

	US$2,436,955 (RMB15,182,471)	Annual rate of 6.00%	Export loans	March 7, 2012 to March 6, 2013	Related party and third party guarantees

ICBC	US$ 481,533 (RMB3,000,000)	China Central Bank benchmark half-year rate of 5.6.% plus 30% (equals to 7.28%)	Term loan	October 1, 2012 to September 30, 2013	Mortgages on account receivable
Total	US$ 9,712,118

Interest expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $1,271,295, $966,800 and $676,029 respectively.

.

C            Research and Development, Patents and Licenses, etc.

TOFA has placed great emphasis on research and development since its formation in 1997. Having been a pioneer in the R&D of CCA wire from inception, TOFA now seeks to expand its reach by developing superior CCS wire and is exploring the development of CCA and CCS boards to complement its current business. Research and development costs are charged to expense as incurred.  These costs mainly consist of remuneration for the staff and material costs.  TOFA incurred $161,042, $182,236 and $149,543 in research and development costs for the years ended December 31, 2013, 2012 and 2011, respectively.

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

•    Copper wires covered with zinc (ZL200920292177.8)

•    Equipment to manufacture copper tube covered with aluminum (ZL200920292189.0); and

•    Sensor for checking the annealing process after welding the aluminum covered copper wire (ZL200920292188.6)

Since its inception in 2008, Tongda has devoted significant resources to the research and development of its hardware and production capabilities, understanding that the development of superior manufacturing was essential to its business strategy.  Research and development costs are charged to expense as incurred.  These costs mainly consist of remuneration for the staff and material costs.  Tongda incurred $159,213 ,$253,953 and $149,423 in research and development costs for the years ended December 31, 2013, 2012 and 2011, respectively.  In the short span of time from incorporation to the present date, Tongda has already been granted ten patents by the Chinese authorities relating its products and production technology. In August 2008, Tongda also received ISO9001:2000 certification. Tongda’s patents include:

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

F             Tabular Disclosure of Contractual Obligations

The following table summarizes our significant contractual obligations as of December 31, 2013:

		Payments Due by Period
Contractual Obligations	(In Millions)	Total	Less Than 1 Year	1–3 Years	3–5 Years	More Than 5 Years

Operating Lease Obligations	0.075		0.075

On October 12, 2010, Dalian Xinding entered into the Loan Agreements with the stockholders of TOFA and Tongda respectively. Under the Loan Agreements, Dalian Xinding is obliged to provide the interest free loan to stockholders of TOFA and Tongda in order to clear the debt occurred when to establish TOFA and Tongda. As of December 31, 2013, in providing the interest free loan to the stockholders of TOFA and Tongda, the Company has a ten year commitment of $3.3 million which is contracted for but not provided in the financial statement.

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

ITEM 6.         DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A            Directors and Senior Management

The following table and the paragraphs following sets forth the name, age and position of our executive officers and directors.

NAME	AGE	POSITION WITH TODA

Chuan-Tao Zheng	52	Chairman, Chief Executive Officer, President and Director

Yu-Kai Wang	51	Chief Technology Officer and Director

Yu-Long Wang	51	Independent Director

Yue Kou	41	Chief Financial Officer and Secretary

Pi-Jia Liu	53	Chief Operating Officer

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

B            Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the fiscal year ended December 31, 2013. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Position	Salary ($)(1)	Bonus ($)	All Other Compensation ($)(2)	Total Compensation ($)
Chuan-Tao Zheng	15,460		3,818	19,278
President and
Chief Executive Officer

Yue Kou
Chief Financial Officer	23,810			23,810
and Secretary

Yu-Kai Wang
Chief Technology Officer	11,540		3,100	14,640

Pi-Jia Liu
Chief Operating Officer	13,540		3,410	16,950

(1)	Our current officers are compensated in RMB. The amounts set forth in the table above are calculated using an exchange rate of $1.00 = 6.141RMB as of December 31, 2013.
(2)	The reported amounts represent insurance benefits (retirement, unemployment and medical) for Messrs. Zheng, Wang and Liu.

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

Our officers are elected by and serve at the discretion of the board of directors. Our directors are not subject to a term of office and hold office until such time as they are removed from office by special resolution or by the unanimous written resolution of all shareholders. Our directors are elected at each annual meeting of shareholders to serve until the next annual meeting or until their successors are elected and qualified. None of the directors are subject to an employment agreement or other compensation arrangement providing them with any severance or payment upon their termination or a change in control.

D             Employees

As of December 31, 2012, TOFA employed 82 individuals and Tongda employed 40 individuals, all of whom are full time employees.

We do not employ independent contractors and part-time personnel from time to time. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2013:

Operations	Number of Employees
Products	79
Business development, sales and marketing	20
Customer services	1
Technology support	2
Logistics and delivery	2
Administration and management	18
Total	122

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

E             Share Ownership

The table below sets forth information, as of July 11, 2014, concerning (a) each person that is known to us to be the beneficial owner of more than 5% of our shares, (b) each of our executive officers, (c) each director and (d) all of our directors and executive officers as a group. Unless otherwise indicated, all persons listed below have sole voting and investment power with respect to their shares, except to the extent spouses share authority under applicable law. Beneficial ownership is determined in accordance with the rules of the SEC. At the close of business on July 11, 2014, we had 27,780,000 ordinary shares issued and outstanding. Except as otherwise set forth in the table, the address of each beneficial owner is: c/o Dalian TOFA Wire and Cable Co., Ltd., No. 18-2-401, Gangjing Garden, Dandong Street, Zhongshan District, Dalian, Liaoning Province, China. In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person within 60 days of July 11, 2014 are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

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

During the years ended December 31, 2013 and 2012, the Company sold goods to and purchased raw materials from related parties as follows:

	December 31,
	2013	2012
Sales of finished goods
Suzhou Tongsheng Dual Metal Material Co., Ltd	$3,554,265	$3,228,051

Shenzhen Tofa Complex Metal Material Co., Ltd.	2,642,015	183,755
	$6,196,280	$3,411,806

Purchases of raw materials

Shenzhen Tofa Complex Metal Material Co., Ltd.	$3,963,621	$1,972,516

Victor Score, through its subsidiary, Dalian Xinding, entered into the VIE Agreements on October 12, 2010 by which it controls TOFA and Tongda. Mr. Zheng owns a majority of the equity interest in TOFA and YK Wang owns a majority of the equity interest in Tongda. Pursuant to pledge agreements with the equity holders of TOFA and Tongda, including Mr. Zheng, YK Wang, and Mr. Liu, all of the equity interests of TOFA and Tongda were pledged to Dalian Xinding in exchange for interest free loans to the equity holders. The loans to Messrs. Zheng, YK Wang, and Liu were in the respective amounts of RMB11, 350,000 ($1,701,365), RMB3, 570,000 ($535,143) and RMB1, 290,000 ($193,371) in 2010. Pursuant to the VIE Agreements, each of TOFA and Tongda leases its respective manufacturing facilities to Dalian Xinding.

In connection with TOFA and Tongda entering into one or more loan agreements with various financial institutions, one or more of the officers and directors of the Company, TOFA and/or Tongda entered into a Guarantee Agreement with the respective financial institution on commercially reasonable terms.  The loans are discussed in Note 1 of Notes to Consolidated Financial Statements.

The following information outlines the material terms of the related party guarantees for the loans:

Name of Related Party and Relationship to Company	Date of Guarantee(s)	Maximum Guarantee Amount	Purpose(s)	Term of Guarantee

Chuan-Tao Zheng, Chairman and CEO, and Lihua Sun, his spouse	February 15, 2013	US$2.38 million (RMB15 million)		1 year

	September 5, 2013	US$3.21 million (RMB20 million)	jointly guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and CITIC Bank	1 year

Shenzhen TOFA, an entity controlled by Chuan-Tao Zheng, Chairman and CEO	March 7, 2013	US$6.42 million (RMB40 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and PAB	1 year

	March 28, 2013	US$3.21 million (RMB20 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and CITIC Bank	1 year

Chuan-Tao Zheng, Chairman and CEO	March 7, 2013	US$3.79 million (RMB25 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and PAB	1 year

Zong-li Li, Shareholder	March 7, 2013	US$2.70 million (RMB16.99 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and PAB	1 year

Pi-Jia Liu, Shareholder	March 7, 2013	US$2.70 million (RMB16.99 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and PAB	1 year

Our board of directors does not currently have any policies or procedures that it follows in connection with transactions it undertakes with related parties but intends to adopt such policies and procedures as are necessary and appropriate for a US publicly-traded entity quoted on the OTC Bulletin Board or listed on a national securities exchange.

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

ITEM 15.       CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and related forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2013, our controls and procedures were not effective due to certain significant deficiencies (as defined in Public Company Accounting Oversight Board Standard No. 2) in our internal controls over financial reporting.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2013, using the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“Treadway”).

Based on this evaluation, our management concluded that as of December 31, 2013, our controls and procedures were not effective due to the significant deficiencies in our internal controls over financial reporting discussed above.

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

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

Our board of directors has adopted a code of ethics that applies to all of the directors, officers and employees of us and our subsidiaries.

ITEM 16C  PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth fees billed to us by UHY Vocation HK CPA Limited for professional services rendered for 2013 and 2012:

	2013	2012
Audit Fees	$49,180	$85,728
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	0	0

Total	$49,180	$85,728

Audit Fees. This category includes the aggregate fees billed for professional services rendered for the audits of our financial statements for fiscal year 2013 and 2012.

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

July 11, 2014

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2013, 2012 and 2011

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Toda International Holdings Inc. and its Subsidiaries (the “Company”) as of December 31, 2013, and 2012, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2013. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toda International Holdings Inc. and its Subsidiaries as of December 31, 2013 and 2012, and the consolidated income and its cash flows for each of the years in the three-year period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

/s/UHY VOCATION HK CPA LIMITED
Certified Public Accountants
Hong Kong, the People’s Republic of China,
July 11, 2014

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	December 31,
	2013	2012
Assets
Current assets
Cash	$8,046,950	$2,959,219
Restricted cash	7,973,955	3,207,813
Accounts receivable, net	21,252,129	17,832,844
Inventories	6,681,810	13,199,221
Prepaid expenses and other current assets	12,342,115	8,530,684
Due from related party	5,420,643	3,463,543
VAT Tax receivable	116,978	203,295
Total current assets	61,834,580	49,396,619

Non-current assets
Property, plant and equipment, net	8,437,380	8,912,745
Construction in progress	1,255,430	1,219,884
Land use right, net	293,387	291,707
Intangible asset, net	3,126,601	3,524,423
Total non-current assets	13,112,798	13,948,759
Total assets	$74,947,378	$63,345,378
Liabilities and stockholders’ equity
Current Liabilities
Accounts payable	$14,478,166	$10,485,324
Bank loans	12,957,657	9,712,118
Short term loans	-	566,604
Income tax payable	142,623	239,986
Advanced from unrelated parties	767,658	588,697
Accrued liabilities and other payables	1,952,827	1,859,654
Due to related parties	166,297	137,703
Total current liabilities	30,465,228	23,590,086
Total liabilities	30,465,228	23,590,086
Stockholders’ equity
Ordinary share, $0.000256 par value, 100,000,000 shares authorized;
27,780,000 shares issued and outstanding as of December 31, 2013 and 2012	7,112	7,112
Additional paid-in capital	3,115,572	3,115,572
Statutory reserve	3,316,250	3,316,250
Retained earnings	33,538,966	30,064,949
Accumulated other comprehensive income	4,504,250	3,251,409
Total TODA stockholders’ equity	44,482,150	39,755,292
Total equity	44,482,150	39,755,292
Total liabilities and stockholders’ equity	$74,947,378	$63,345,378

See accompanying notes to consolidated financial statements.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(IN US DOLLARS)

	For the Years Ended December 31,
	2013	2012	2011

Revenue
- Product sales	$43,658,828	$42,638,117	$51,693,735
- Licensing technology	-	-	775,494
Total revenue	43,658,828	42,638,117	52,469,229

Cost of sales
- Product sales	(34,704,648)	(32,609,334)	(37,074,574)
- Licensing technology	-	-	(53,760)
Total cost of sales	(34,704,648)	(32,609,334)	(37,128,334)

Gross Profit	8,954,180	10,028,783	15,340,895

Operating expenses:
Selling and marketing expenses	(684,862)	(882,547)	(606,271)
Administrative and other expenses	(3,203,207)	(2,996,579)	(2,662,595)
Total operating expenses	(3,888,069)	(3,879,126)	(3,268,866)

Operating income	5,066,111	6,149,657	12,072,029

Other income and (expense):
Other income	405,407	446,823	354,439
Interest expenses	(1,271,295)	(966,800)	(676,029)
Total other expense, net	(865,888)	(519,977)	(321,590)

Income before income taxes	4,200,223	5,629,680	11,750,439

Income tax expense	(726,206)	(1,140,923)	(1,796,731)

Net income before allocation of non-controlling interest	3,474,017	4,488,757	9,953,708

Net income/( loss) attributable to non-controlling interest	-	16,753	(5,057)
Net income attributable to common stockholders	$3,474,017	$4,505,510	$9,948,651

Earnings per share
- Basic	$0.12	$0.16	$0.42
- Diluted	$0.12	$0.16	$0.36
Weighted average common shares outstanding
- Basic	27,780,000	27,780,000	23,731,700

- Diluted	27,780,000	27,780,000	27,596,956

See accompanying notes to consolidated financial statements.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN US DOLLARS)

	For the Years Ended December 31,
	2013	2012	2011

Net income	$3,474,017	$4,488,757	$9,953,708

Other comprehensive income
Foreign currency translation adjustment	1,252,841	840,945	1,410,560

Comprehensive income	4,726,858	5,329,702	11,364,268

Less/(Add): Comprehensive (loss)/income attributable to non-controlling interests	-	(16,728)	5,180

Comprehensive income attributable to TODA	$4,726,858	$5,346,430	$11,359,088

See accompanying notes to consolidated financial statements.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(IN US DOLLARS)

	Preference shares with		Ordinary shares with
	$0.000128 par value		$0.000256 par value
	Number of		Number of		Additional Paid-in	Statutory	Accumulated Other Comprehensive	Retained	Non-controlling	Total
	Shares	Amount	Shares	Amount	Capital	reserve	Income	Earnings	interest	Equity

Balance at December 31, 2010	104,572	$13	16,419,955	$4,203	$3,130,164	$2,261,972	$999,904	$16,665,066	$-	$23,061,322
Shares issued to former stockholders as part of the recapitalization during March 2011	-	-	902,850	232	(232)	-	-	-	-	-
Conversion of preference shares into ordinary shares	(104,572)	(13)	10,457,195	2,677	(2,664)	-	-	-	-	-
Effect of capital to be paid-up by the VIE non-controlling interest	-	-	-	-	(79,442)	-	-	-	79,442	-
Net income	-	-	-	-	-	-	-	9,948,651	5,057	9,953,708
Appropriations to statutory reserves	-	-	-	-	-	1,054,278	-	(1,054,278)	-	-
Foreign currency translation gain	-	-	-	-	-	-	1,410,437	-	123	1,410,560
Balance at December 31, 2011	-	$-	27,780,000	$7,112	$3,047,826	$3,316,250	$2,410,341	$25,559,439	$84,622	$34,425,590
Net income /(loss)	-	-	-	-	-	-	-	4,505,510	(16,753)	4,488,757
Foreign currency translation gain	-	-	-	-	-	-	840,920	-	25	840,945
Acquisition of additional equity interest in Panjin TOFA Cable Co., Ltd.	-	-	-	-	67,746	-	148	-	(67,894)	-
Balance at December 31, 2012	-	$-	27,780,000	$7,112	$3,115,572	$3,316,250	$3,251,409	$30,064,949	$-	$39,755,292
Net income	-	-	-	-	-	-	-	3,474,017	-	3,474,017
Foreign currency translation gain	-	-	-	-	-	-	1,252,841	-	-	1,252,841
Balance at December 31, 2013	-	$-	27,780,000	$7,112	$3,115,572	$3,316,250	$4,504,250	$33,538,966	$-	$44,482,150

See accompanying notes to consolidated financial statements.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US DOLLARS)

	For the year ended December 31
	2013	2012	2011

Cash flows from operating activities:
Net income	$3,474,017	$4,505,510	$9,948,651
Add: Net (loss)/income attributable to non-controlling interest	-	(16,753)	5,057
	3,474,017	4,488,757	9,953,708
Adjustments to reconcile net income to net
cash provided by operating activities:
Depreciation of property, plant and equipment	1,088,743	574,252	395,505
Amortization of land use right	6,724	6,556	6,405
Amortization of intangible assets	493,389	481,029	469,949
Impairment of construction in progress	-	63,502	-
Provision for doubtful debts	235,755	213,457	-
Loss on write off of property, plant and equipment	-	93,699	-
Changes in assets and liabilities:
Accounts receivable	(8,007,139)	(6,138,248)	(4,615,056)
Inventories	6,803,946	(737,319)	(6,534,420)
Prepaid expenses and other deposits	(3,461,225)	(3,953,050)	1,265,192
VAT tax receivable	105,785	(139,737)	(61,385)
Accounts payable	(2,230,681)	8,107,030	972,090
Accrued liabilities and other payables	74,042	359,767	584,441
Advances from unrelated parties	159,500	325,434	257,034
Income tax payable	(114,568)	(73,446)	(732,097)
Net cash (used in)/provided by operating activities	(1,371,712)	3,671,683	1,961,366
Cash flows from investing activities:
Purchase of property, plant and equipment	(362,405)	(5,306,929)	(705,817)
Cash paid for construction in progress	-	(21,873)	(241,622)
Net cash used in investing activities	(362,405)	(5,328,802)	(947,439)
Cash flows from financing activities:
Increase in restricted cash	(4,606,092)	(1,585,172)	(322,173)
Advances to related companies	(2,000,666)	(3,207,937)	(510,335)
Repayment to related companies	10,921,318	3,506,266	-
Proceeds from bank loans	20,387,195	17,533,673	13,430,231
Repayment of bank loans	(17,466,870)	(16,839,007)	(12,529,814)
Proceeds from short term loans	-	560,406	-
Repayment of short term loans	(574,806)	-	-
Net cash provided by/(used in) financing activities	6,660,079	(31,771)	67,909
Net increase/(decrease) in cash	4,925,962	(1,688,890)	1,081,836
Effect on change of exchange rates	161,769	240,863	893,517
Cash as of January 1	2,959,219	4,407,246	2,431,893
Cash as of December 31	$8,046,950	$2,959,219	$4,407,246
Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest paid	$1,271,295	$966,800	$676,029
Income tax paid	$828,893	$1,212,147	$2,528,828

See accompanying notes to consolidated financial statements.

1.	ORGANIZATION, BUSINESS AND OPERATIONS

On September 27, 2006, TODA International Holdings Inc., formerly Summit Growth Corporation (“TODA” or the “Company”), was formed in the Cayman Islands with the objective to acquire, or merge with, an operating business.

On March 15, 2011, TODA entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Victor Score Limited, a British Virgin Islands exempted business company ("Victor Score'), and its stockholders (the “Stockholders”). Prior to the share exchange, Victor Score’s issued 2,665,075 ordinary shares with par value of $0.00128 to former stockholders of the Company. Pursuant to the terms of the Exchange Agreement, the Stockholders of Victor Score agreed to transfer all of the issued and outstanding shares of common stock in Victor Score to the Company in exchange for the Company's issuing an aggregate of 32,839,910 ordinary shares and 104,572 preference shares of the Company’s capital stock to the Victor Score stockholders and Victor Score. The Company initiated a 1 for 2 reverse stock splits effective on May 16, 2011. After the reverse stock split, there were 17,322,805 ordinary shares outstanding. On the same date, 104,572 preference shares were converted into 10,457,195 ordinary shares. As a result, a total of 27,780,000 ordinary shares were outstanding as of December 31, 2013 and 2012.

The Share Exchange was accounted for as a “reverse merger”, since the former stockholders of Victor Score own a majority of the outstanding shares of the Company’s capital stock immediately following the Share Exchange. Victor Score is deemed to be the accounting acquirer in the reverse merger. Accordingly after the reverse merger, Victor Score became a subsidiary of TODA, with Dalian Tofa Wire and Cable Co., Ltd. (formerly known as Dalian TOFA New Materials Development Co., Ltd.), a company incorporated under the laws of the People’s Republic of China (“PRC”) on November 12, 1997 (“TOFA”), and Dalian Tongda Equipment Technology Development Co., Ltd., a company incorporated under the laws of PRC on January 28, 2008 (“Tongda”) being the variable interest entities (“VIEs”) of TODA through a series of contractual agreements made with Dalian Xinding New Materials Technology Consultancy Co., Ltd. (“Dalian Xinding”).

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

Subsequent to the Share Exchange, the Company now holds 100% of Victor Score, which, in turn, holds 100% of the equity interest in Apex Wealth Holdings Limited (“Apex Wealth”), a limited liability company incorporated in Hong Kong, China on February 12, 2010 which, in turn, holds 100% of the equity interest in Dalian Xinding, a wholly foreign owned enterprise approved in the PRC on August 18, 2010 with the registered capital of RMB5,000,000 (US$732,504).

Pursuant to a group reorganization completed on October 12, 2010, TOFA and Tongda signed a series of contractual agreements with Dalian Xinding. TOFA and Tongda became VIEs as defined under FASB ASC 810-10.

The Company does not conduct any operations or have any assets exclusive of its control of TOFA and Tongda. Through its contractual arrangements with TOFA and Tongda, the Company is engaged in the research, development, production and distribution of composite bimetallic materials, primarily copper clad aluminum (“CCA”), and its manufacturing equipment. The Company is also involved in the research and development of related production technologies and provides consultancy services on such technologies to a number of entities, within and out of China.

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

Details of the Company’s subsidiaries and VIEs which are included in these consolidated financial statements as at December 31, 2013 are as follows:

Subsidiaries’ names	Place and date of Incorporation	Percentage of ownership by the Company	Principal activities

Victor Score Limited	BVI	100%	Intermediate holding company
May 13, 2010

Apex Wealth Holdings Limited	Hong Kong, PRC	100% (indirect)	Intermediate holding company
February 12, 2010

Dalian Xinding New Materials	Dalian, PRC	100% (indirect)	Intermediate holding company
Technology Consultancy Co., Ltd.	August 18, 2010

VIE’s names

Dalian Tofa Wire and Cable Co., Ltd.	Liaoning, Dalian, PRC November 12, 1997	VIE controlled by TODA	Manufacturing and trading of CCA and its related products

Dalian Tongda Equipment Technology Development Co., Ltd	Liaoning, Dalian, PRC January 28, 2008	VIE controlled by TODA	Manufacturing wiring equipment and leasing CCA technology

Panjin TOFA Cable Co., Ltd.	Liaoning, Dalian, PRC	100% owned by TOFA	Manufacturing of CCA cables
	June 30, 2011	(as of June 17, 2012)

Zhaodong TOFA Cable Co., Ltd.	Heilongjiang, Zhaodong, PRC	100% owned by TOFA	Sale of CCA cables and related
	November 18, 2011		products

Mudanjiang TOFA Cable Co., Ltd.	Heilongjiang, Mudanjiang, PRC	100% owned by Panjin Cable	Sale of CCA cables and related product
June 26, 2012

1.	ORGANIZATION, BUSINESS AND OPERATIONS (…/Cont’d)

On June 17, 2012, TOFA acquired the remaining 10% equity interest of Panjin Cable from its minority stockholders. The acquisition of this non-controlling interest has been accounted for as a transaction with equity holders in their capacity as equity holders and accordingly no goodwill has been recognized in accordance with Accounting Standards Codification (“ASC”) 810-10-30-1.

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

The consolidated financial statements include all accounts of the Company and its wholly-owned subsidiaries and VIE’s (“the Group”) as disclosed in note 1. All material inter-company balances and transactions have been eliminated.

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

	2013	2012	2011

Balance sheet items, except for equity accounts	RMB6.0537=$1	RMB6.2301=$1	RMB6.2939=$1
	HKD7.7539=$1	HKD7.7507=$1	HKD7.7663=$1

Items in statements of income and cash flows	RMB6.1412=$1	RMB6.2990=$1	RMB6.4475=$1
	HKD7.7565=$1	HKD7.7591=$1	HKD7.7793=$1

There is no assurance that the RMB and HK$ amounts could have been, or could be, converted into U.S. dollars at the above rates.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

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

In accordance with Accounting Standards Codification (“ASC”) 810-10-15-14, TOFA and Tongda are deemed VIEs for two reasons. First, the equity stockholders of TOFA and Tongda do not significantly enjoy the benefits of income or suffer the consequences of losses. Second, the equity stockholders of TOFA and Tongda do not possess the direct or indirect ability through voting or similar rights to make decisions regarding their activities that have a significant effect on the success of the companies. Therefore, in accordance with ASC 810-10-25-38A, the Company is deemed to be the primary beneficiary of TOFA and Tongda and the financial statements of TOFA and Tongda are consolidated in the Company’s consolidated financial statements.

The Company's Consolidated VIEs - Balance Sheet Classification

The following table presents the carrying amounts and classifications of consolidated assets that are collateral for consolidated VIE obligations:

	December 31,
	2013	2012
Assets
Current assets
Cash	$7,998,320	$2,909,061
Restricted cash	7,973,955	3,207,813
Accounts receivable	21,252,129	17,832,844
Inventories	6,681,810	13,199,221
Other current assets	12,449,073	8,644,039
Due from related companies	5,420,643	3,463,543
Fixed assets and intangible assets, net	13,112,798	13,948,759
Total assets of consolidated VIEs	$74,888,728	$63,205,280

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

The following table presents the carrying amounts and classification of the third-party liabilities of the consolidated VIEs;

Liabilities
Current liabilities
Accounts payable	$14,478,166	$10,485,324
Bank loans	12,957,657	9,712,118
Other liabilities	1,927,244	2,045,930
Total liabilities of consolidated VIEs	$29,363,067	$22,243,372

Revenue recognition

The Group generates revenue primarily from manufacturing and trading of copper coated aluminum wire, equipment and its related products and licensing of copper coated aluminum wire technology.

Licensing technology represents the revenue from leasing of several exclusive production technologies, which are internally developed by research and development of the Tongda, to an independent third party. The production technology related to the technical know-how in the production process and has not been registered as patent according to the relevant laws and regulations in the PRC.

Product revenue represents the invoiced value of goods sold recognized upon the shipment of goods to customers. Licensing technology is the income of certain production technology to an independent party. Revenue is recognized when all of the following criteria are met:

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

Allowances for obsolete, slow-moving and damaged inventory are deducted from the related inventory balances. No provision was made as of December 31, 2013, 2012 and 2011.

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

Land use right

Land use right represents the prepayments for the use of parcels of land in the PRC where the Company’s production facilities are located, and are charged to expense over their respective lease periods of 50 years. According to the laws of the PRC, the government owns all of the land in the PRC. Company or individuals are authorized to use the land only through land use rights leased from the PRC government for a certain period.

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

Research and development costs

Research and development costs are charged to expense as incurred. Research and development costs mainly consist of remuneration for the research and development staff and material costs for research and development. The Company incurred $320,255, $436,189 and $298,966 for year ended December 2013, 2012 and 2011, respectively.

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

Based on the Company’s assessment, nil and $63,502 impairment was recognized as of December 31, 2013 and 2012, respectively.

Comprehensive income

The Company has adopted ASC 220, “Comprehensive Income”. This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

Income taxes

The Company accounts for income taxes under FASB ASC Topic 740 “Income Taxes”. Deferred income tax assets and liabilities are determined based upon differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be effective when the differences are expected to reverse.

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

The Company adopted FASB ASC Topic 740, “Income Taxes”, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2013, 2012 and 2011, there was no amounts that had been accrued with respect of uncertain tax positions.

The tax effects of temporary differences of the Company as of December 31, 2013, 2012 and 2011 are immaterial.

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

ii)	receivables and payables are stated with the amount of VAT included.

Employee benefits

i)	Salaries, wages, annual bonuses, paid annual leave and staff welfare are accrued in the year in which the associated services are rendered by employees of the Group. Where payment or settlement is deferred and the effect would be material, these amounts are stated at their present values.

ii)	Contributions to appropriate local defined contribution retirement schemes pursuant to the relevant labor rules and regulations in the PRC are charged to the cost of sales and general and administrative expenses in the statement of operation as and when the related employee service is provided. The Company incurred $188,009, $223,279 and $281,476 for the year ended December 31, 2013, 2012 and 2011, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

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

On May 16, 2011, by stockholders’ resolution, the Company effected a one for two (1 for 2) stock consolidation of its issued and outstanding ordinary shares and increased the amount of the authorized ordinary shares from 39,062,500 shares to 100,000,000 shares.

At December 31, 2013, 2012 and 2011, there were no potentially dilutive ordinary shares outstanding.

The following table sets forth the computation of basic and diluted net income per ordinary share:

	For the Year Ended December 31,
	2013	2012	2011

Net income attributable to TODA’s stockholders	$3,474,017	$4,505,510	$9,948,651
Weighted average outstanding shares of ordinary stock	27,780,000	27,780,000	23,731,700
Dilutive effect of convertible preference stock	-	-	3,865,256
Dilutive weighted average outstanding shares	27,780,000	27,780,000	27,596,956

Earnings per ordinary share:
Basic	$0.12	$0.16	$0.42
Diluted	$0.12	$0.16	$0.36

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

There was no asset or liability measured at fair value on a non-recurring basis as of December 31, 2013 and 2012.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As management has not become aware of any product liability claims arising from any incident over the year, the Group has not recognized a liability for product liability claims, and no contingent liability has been recorded as of December 31, 2013 and 2012.

Economic and political risks

The major operations of the Company are conducted in the PRC. Accordingly, the political, economic, and legal environments in the PRC, as well as the general state of the PRC’s economy may influence the business, financial condition, and results of operations of the Company.

Among other risks, the Company’s operations are subject to the risks of restrictions on: the transfer of funds; export duties, quotas, and embargoes; domestic and international customs and tariffs; changing taxation policies; foreign exchange restrictions; and political conditions and governmental regulations.

3.	RECENT CHANGES IN ACCOUNTING STANDARDSs

In July 2013, the FASB issued ASU No. 2013-11, which amends the guidance in ASC 740, Income Taxes. ASU No. 2013-11 requires that an unrecognized tax benefit, or portion of an unrecognized tax benefit, be presented as a reduction of a deferred tax asset for net operating loss carryforward, a similar tax loss, or a tax credit carryforward. If an applicable deferred tax asset is not available or a company does not expect to use the applicable deferred tax asset, the unrecognized tax benefit should be presented as a liability in the financial statements and should not be combined with an unrelated deferred tax asset. The amended guidance is to be applied prospectively and is effective for reporting periods (interim and annual) beginning after December 15, 2013. The implementation of the amended guidance is not expected to have a material impact on our consolidated financial position or results of operations.

Management does not believe that any recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying consolidated financial statements

4.	CASH

Cash represents cash in bank and cash on hand. Cash as of December 31, 2013 and 2012 consists of the following:

	December 31,
	2013	2012

Bank balances and cash	$8,046,950	$2,959,219

RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

5.	RESTRICTED CASH

As at December 31, 2013 and 2012 the Company’s cash amounting to $7,973,955 and $3,207,813 respectively, were restricted and deposited in certain banks as collateral for irrevocable letters of credit.

6.	ACCOUNTS RECEIVABLE

The majority of the Company's sales are on open credit terms and in accordance with terms specified in the contracts governing the relevant transactions. The Company evaluates the need of an allowance for doubtful accounts based on specifically identified amounts and the management believes to be uncollectible. If actual collections experience changes, revisions to the allowance may be required. Based upon the aforementioned criteria, the Company has determined that $235,755 and $213,457 allowance for doubtful accounts is required as of December 31, 2013 and 2012 respectively and no allowance for doubtful accounts is required as of December 31, 2011.

7.	INVENTORIES

Inventories are stated at the lower of cost (determined using the weighted average cost) or market value and are composed of the following at:

	December 31,
	2013	2012

Raw materials	$560,507	$3,434,586
Work-in-process	455,335	321,089
Finished goods	5,665,968	9,443,546
	$6,681,810	$13,199,221

8.	PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following at:

	December 31,
	2013	2012

Trade deposits to suppliers	$10,318,638	$7,894,664
Other short term advances to third parties	546,022	258,151
Utility and sundry deposits	1,085,920	14,047
Short term advances to employees	391,535	363,822
	$12,342,115	$8,530,684

The other short term advances to third parties are interest free, unsecured and repayable on demand.

9.	DUE FROM RELATED PARTY

Name	Nature	December 31,
		2013	2012

Suzhou Tongsheng Dual Metal
Material Co., Ltd (a)	Account receivable	$2,169,937	$1,685,049
Shenzhen Tofa Complex
Metal Material Co., Ltd. (a)	Account receivable	3,250,706	1,778,494
		$5,420,643	$3,463,543

(a)	Suzhou Tongsheng Dual Metal Material Co., Ltd and Shenzhen Tofa Complex Metal Material Co. Ltd are controlled by Chuan Tao Zheng, Chairman, CEO and Stockholder of the Company.

The amount due is interest free and unsecured and repayable on demand.

During the year ended December 31, 2013 and 2012, the Company sold goods to and purchased raw materials from related parties as follows:

	December 31,
	2013	2012
Sales of finished goods
Suzhou Tongsheng Dual Metal Material Co., Ltd	$3,554,265	$3,228,051

Shenzhen Tofa Complex Metal Material Co., Ltd.	2,642,015	183,755
	$6,196,280	$3,411,806
Purchases of raw materials

Shenzhen Tofa Complex Metal Material Co., Ltd.	$3,963,621	$1,972,516

10.	PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	December 31,
	2013	2012

Buildings	$1,172,094	$1,138,907
Plant equipment	10,563,593	10,062,804
Office equipment	215,226	206,115
Motor vehicles	846,687	747,835
	12,797,600	12,155,661
Less: Accumulated depreciation	(4,360,220)	(3,242,916)
	$8,437,380	$8,912,745

Depreciation expense for the years ended December 31, 2013, 2012 and 2011 amounted to $1,088,743, $574,252 and $395,505 respectively.

The buildings, plant and equipment are pledged as collateral to Shanghai Pudong Development Bank ("SPDB") for the bank loans.

TOFA has the right to use its property from 2002 to 2052 under the terms of Property Certificate issued to TOFA by the Chinese government.

11.	CONSTRUCTION IN PROGRESS

A summary of construction in progress is as follows:

	December 31,
	2013	2012

Balance beginning	$1,219,884	$1,676,522
Additions	-	21,873
Transfer to fixed assets	-	(403,724)
Write off	-	(91,189)
Effect of foreign exchange rate changes	35,546	16,402
	$1,255,430	$1,219,884

	Balance at December 31, 2013	Estimated cost to complete as of December 31, 2013	Estimated time to complete

Plant	$1,255,430	$-	Temporarily ceased construction

No depreciation has been provided for construction in progress.

The Company suspended the construction of factory plant since 2012. It was due to the fact that the growth of the sales revenue below the expectation of the Company. However, the management expected that the demand of the Company’s products would increase and the business of the Company would turn better in coming years. The management would consider to restart the plant construction in 2 to 3 years. The balance of construction in progress included the cost of leveling the land for developing factory plant. It would add value to the plant for future use. The management will continue to review the value of construction in progress annually.

12.	LAND USE RIGHT

Land use right represents prepaid lease payments to the local government in the PRC for the use of land where the Company’s production facilities are located. Land use rights have a 50-year life commencing January 1, 2007 to December 2056.

The land use right is pledged as collateral to SPDB for the bank loans granted to the Company.

Amortization expenses were $6,724, $6,556 and $6,405 for the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2013, the expected amortization expense of the land use right for each of the next five years and thereafter as follows:

Year ending December 31,
2014	$6,724
2015	6,724
2016	6,724
2017	6,724
2018	6,724
Thereafter	259,767
$293,387

13.	INTANGIBLE ASSET

Intangible asset represents the following:

	December 31,
	2013	2012
Production technology
Cost	$5,005,203	$4,863,485
Less: Accumulated amortization	(1,878,602)	(1,339,062)
Net	$3,126,601	$3,524,423

Amortization expenses were $493,389, $481,029 and $469,949 for the years ended December 31, 2013, 2012 and 2011, respectively.

As of December 31, 2013, the expected amortization expense of the intangible asset for each of the next five years and thereafter as follows:

Year ending December 31,
2014	$493,389
2015	493,389
2016	493,389
2017	493,389
2018	493,389
Thereafter	659,656
$3,126,601

The Company has reviewed the recoverable amount of the production technology based on value-in-use calculations by undiscounting future cash flows and no impairment was required as of December 31, 2013, 2012 and 2011, respectively.

14.	ACCOUNTS PAYABLE

Accounts payable consist of the following at December 31, 2013 and 2012, respectively:

	December 31,
	2013	2012

Accounts payable	$1,272,381	$4,069,697
Notes payable	13,205,785	6,415,627
	$14,478,166	$10,485,324

The notes are payable on demand to Company’s creditors. The creditors have given extended credit terms secured by pledge of the Company's restricted cash. All outstanding is due within one year.

15.	BANK LOANS

Bank loans consist of the following:

	December 31,
	2013	2012

Short-term bank loans	$12,957,657	$9,712,118

The bank loans as outlined in the following tables are secured by mortgages on the land and buildings, other plant and equipment and personal guarantees of some directors’, related party and third parties. The proceeds of the loans were used to finance the acquisition of property, plant and equipment and working capital of the Company.

15.	BANK LOANS (…/Cont’d)

The details of the short term bank loans outstanding as of December 31, 2013 are as follows:

Name of bank	Outstanding loan amount	Current annualized interest rate	Nature of loans	Term of loans	Collateral

China CITIC Bank, Dalian Branch (“China CITIC”)	US$1,651,882 (RMB10,000,000)	China Central Bank benchmark annual rate of 6.00% plus 30% (equals to 7.80%)	Term loan	September 5, 2013 to September 5, 2014	Related party and third party guarantees

Shanghai Pudong Development Bank(“SPDB”)	US$3,048,681 (RMB18,455,800)	China Central Bank benchmark half-year rate of 5.6.% plus 30% (equals to 7.28%)	Revolving loan	March 12, 2013 to July 29, 2014	Mortgages on land use right, other plant and equipment

Ping An Bank (“PAB”) (formerly known as Shenzhen Development Bank)	US$2,477,824 (RMB15,000,000)	China Central Bank benchmark annual rate of 6.00% plus 30% (equals to 7.80%)	Term loan	April 9, 2013 to April 9, 2014	Related party and third party guarantees

	US$1,154,000 (RMB6,985,970)	Annual rate of 6.00%	Export loan	May 14, 2013 to May 13, 2014	Related party and third party guarantees

Xinhui bank (“XHB”)	US$ 25,941 RMB5,000,000)	Annual rate of 6.75%	Term loan	November 19, 2012 to November 18, 2014	Nil

Bank of China (“BOC”)	US$ 3,303,764 RMB20,000,000)	China Central Bank benchmark half-year rate of 6.00% plus 30% (equals to 7.80%)	Revolving loan	August 26, 2013 to August 25, 2014	Related party and third party

Industrial and Commercial Bank of China Limited (“ICBC”)	US$ 495,565 RMB3,000,000)	China Central Bank benchmark half-year rate of 6.00% plus 30% (equals to 7.80%)	Term loan	July 12, 2013 to February 25, 2014	Mortgages on account receivable
Total	US$ 12,957,657

15.	BANK LOANS (…/Cont’d)

The details of the short term bank loans outstanding as of December 31, 2012 are as follows:

Name of bank	Outstanding loan amount	Current annualized interest rate	Nature of loans	Term of loans	Collateral

China CITIC	US$1,605,110 (RMB10,000,000)	China Central Bank benchmark annual rate of 6.31% plus 30% (equals to 8.20%)	Term loan	March 30, 2012 to March 29, 2013	Related party and third party guarantees

SPDB	US$2,780,854 (RMB17,235,000)	China Central Bank benchmark half-year rate of 5.6.% plus 30% (equals to 7.28%)	Revolving loan	August 30, 2012 to August 12, 2013	Mortgages on land use right, other plant and equipment

PAB	US$2,407,666 (RMB15,000,000)	China Central Bank benchmark annual rate of 6.31% plus 30% (equals to 8.20%)	Term loan	March 26, 2012 to March 25, 2013	Related party and third party guarantees

	US$2,436,955 (RMB15,182,471)	Annual rate of 6.00%	Export loans	March 7, 2012 to March 6, 2013	Related party and third party guarantees

ICBC	US$ 481,533 (RMB3,000,000)	China Central Bank benchmark half-year rate of 5.6.% plus 30% (equals to 7.28%)	Term loan	October 1, 2012 to September 30, 2013	Mortgages on account receivable
Total	US$9,712,118

Interest expenses for the years ended December 31, 2013, 2012 and 2011 amounted to $1,271,295, $966,800 and $676,029 respectively.

16.	SHORT TERM LOANS

Short term loans consist of the following:

	December 31,
	2013	2012

Short-term loans	$-	$566,604

The short term loans as outlined in the following tables are unsecured. The proceeds of the loans were used to finance the working capital of the Company.

There are no short term loans outstanding as of December 31, 2013.

The details of the short term loans outstanding as of December 31, 2012 are as follows:

Name of party	Outstanding loan amount	Current annualized interest rate	Nature of loans	Term of loans

Yu Kai, Wang	US$36,918	Annual rate of 6.10%	Term loan	February 20 , 2012 to
	(RMB230,000)			February 20, 2013

	US$24,076	Annual rate of 6.10%	Term loan	March 20 , 2012 to
	(RMB150,000)			March 20, 2013

	US$272,869	Annual rate of 6.10%	Term loan	June 20 , 2012 to
	(RMB1,700,000)			June 20, 2013

Dalian Tongli Technology Co.,	US$168,537	Annual rate of 6.10%	Term loan	September 12 , 2012 to
Ltd	(RMB1,050,000)			September 12, 2013

	US$64,204	Annual rate of 6.10%	Term loan	October 12 , 2012 to
	(RMB400,000)			October 12, 2013

17.	ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	December 31,
	2013	2012

Wages and welfare payables	$166,799	$52,938
Accrued expenses	182,620	194,331
Other payables	1,603,408	1,612,385
	$1,952,827	$1,859,654

Other payables consist of amounts owed by the Company to various unrelated entities that are incurred in the normal course of business operations. These liabilities do not carry any interest rate and will be repayable on demand.

18.	DUE TO RELATED PARTIES

	December 31,
	2013	2012

Shenzhen TOFA Complex Metal Material Co. Ltd (i)	$166,297	$137,703

(i)	This represents certain advances received by the Group from the entity for operating purpose.

The amounts due are interest free and unsecured and repayable on demand.

19.	ORDINARY SHARES

As detailed in Note 1, in March 2011, in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, the Company issued an aggregate of 32,839,910 ordinary shares to the Victor Score's Stockholders in connection with the reverse merger.

The Company effected a 1 for 2 reverse stock split, effective May 16, 2011. After the reverse stock split, there were 17,322,805 ordinary shares outstanding. On May 16, 2011, 104,572 preference shares were converted into 10,457,195 ordinary shares. As a result, a total of 27,780,000 ordinary shares were outstanding as of May 16, 2011, December 31, 2013 and 2012.

20.	PREFERENCE SHARES

The Company is authorized to issue 781,250 shares of preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

As detailed in Note 1, in March 2011, in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, the Company issued 104,572 preference shares to one of the Victor Score Stockholders. Each share of these preference shares have 100 ordinary shares voting right and is convertible 100 ordinary shares. On May 16, 2011, immediately following the approval of a one-for-two reverse stock split, the preference shares were converted into 10,457,195 ordinary shares of the Company. There was no preference share issued and outstanding as of December 31, 2013 and 2012.

21.	STATUTORY RESERVES

The Company’s subsidiaries and VIEs incorporated in the PRC are required on an annual basis to make appropriations to the statutory reserve based on after-tax net earnings at certain percentage of after-tax profit determined in accordance with PRC regulations.

The statutory reserve requires annual appropriations of 10% of after-tax profit (as determined at each year-end and after setting off against any accumulated losses from prior years) until such fund has reached 50% of VIEs’ registered capital. Appropriation to the statutory reserve fund must be made before distribution of dividends to stockholders. The statutory reserve fund can only be used for specific purposes, such as setting off the accumulated losses, enterprise expansion or increasing the registered capital.

As of December 31, 2013 and 2012, the statutory reserves have reached 50% of VIEs’ registered capital. No appropriation required in accordance with the PRC accounting rules and regulations.

22.	BUSINESS SEGMENTS

A)	Business segment reporting - by product

The Company has two reportable business segments: Manufacturing and trading of bimetallic composite wire products and its related products (“Bimetallic Composite Wire Products”), and manufacturing of wiring equipment and leasing copper coated aluminum wire technology (“Wiring Equipment”).

The following tables set forth the Company’s two main segments:

	Bimetallic composite
	wire products	Wiring equipment	Corporate and other	Consolidated Total
Year ended December 31, 2013
Product sales	$42,088,878	$1,569,950	$-	$43,658,828
	42,088,878	1,569,950	-	43,658,828

Cost of sales	(34,064,662)	(639,986)	-	(34,704,648)
	(34,064,662)	(639,986)	-	(34,704,648)
Gross profit	8,024,216	929,964	-	8,954,180

Selling and distribution expenses	(567,504)	(117,358)	-	(684,862)
Administrative and other expenses	(2,281,505)	(870,022)	(51,680)	(3,203,207)
Operating income/(loss)	5,175,207	(57,416)	(51,680)	5,066,111
Other income	241,273	162,943	1,191	405,407
Interest expenses	(1,154,916)	(116,374)	(5)	(1,271,295)

Income/(loss) before income taxes	4,261,564	(10,847)	(50,494)	4,200,223
Income tax expenses	(721,560)	(4,646)	-	(726,206)

Net income/(loss)	3,540,004	(15,493)	(50,494)	3,474,017

Total assets	$61,634,180	$13,254,548	$58,650	$74,947,378

22.	BUSINESS SEGMENTS (…/Cont'd)

A)	BUSINESS SEGMENTS (…/Cont'd)

	Bimetallic composite
	wire products	Wiring equipment	Corporate and other	Consolidated Total
Year ended December 31, 2012
Product sales	$40,753,851	$1,884,266	$-	$42,638,117
	40,753,851	1,884,266	-	42,638,117

Cost of sales	(31,718,549)	(890,784)	-	(32,609,333)
	(31,718,549)	(890,784)	-	(32,609,333)
Gross profit	9,035,302	993,482	-	10,028,784

Selling and distribution expenses	(579,079)	(303,131)	(338)	(882,548)
Administrative and other expenses	(2,043,276)	(789,816)	(163,487)	(2,996,579)
Operating income/(loss)	6,412,947	(99,465)	(163,825)	6,149,657
Other income	393,585	52,669	569	446,823
Interest expenses	(875,612)	(74,274)	(16,914)	(966,800)

Income/(loss) before income taxes	5,930,920	(121,070)	(180,170)	5,629,680
Income tax expenses	(1,072,553)	(68,370)	-	(1,140,923)

Net income/(loss)	4,858,367	(189,440)	(180,170)	4,488,757

Total assets	$53,832,719	$9,372,561	$140,098	$63,345,378

22.	BUSINESS SEGMENTS (…/Cont'd)

A)	Business segment reporting - by product (…/Cont'd)

	Bimetallic composite wire products	Wiring equipment	Corporate and other	Consolidated Total
Year ended December 31, 2011
Product sales
Sales	$47,175,147	$4,518,588	$-	$51,693,735
Licensing technology	-	775,494	-	775,494
	47,175,147	5,294,082	-	52,469,229

Cost of sales
Sales	(35,185,078)	(1,889,496)	-	(37,074,574)
Licensing technology	-	(53,760)	-	(53,760)
	(35,185,078)	(1,943,256)	-	(37,128,334)
Gross profit	11,990,069	3,350,826	-	15,340,895
Selling and distribution expenses	(522,318)	(83,953)	-	(606,271)
Administrative and other expenses	(1,238,401)	(635,872)	(788,322)	(2,662,595)
Operating income/(loss)	10,229,350	2,631,001	(788,322)	12,072,029
Other income	270,859	83,580	-	354,439
Interest expenses	(661,833)	(14,196)	-	(676,029)

Income/(loss) before income taxes	9,838,376	2,700,385	(788,322)	11,750,439
Income tax expenses	(1,516,509)	(280,222)	-	(1,796,731)

Net income/(loss)	$8,321,867	$2,420,163	$(788,322)	$9,953,708

Total assets	$40,194,094	$9,267,108	$619,333	$50,080,535

22.	BUSINESS SEGMENTS (…/Cont'd)

B)	Business segment reporting - by geography

As its secondary segments, the Company reports two geographical areas, which are the main market areas: PRC and foreign market. There is no single foreign country market accounting for more than 10% of total revenues for the year ended December 31, 2013, 2012 and 2011, respectively.

The following tables set forth revenues from customers of products sold by geographic segment:

	For the Years Ended December 31,
Geographical information:	2013	2012	2011

PRC	$38,431,632	$34,002,646	$44,615,729
Others	5,227,196	8,635,471	7,853,500
	$43,658,828	$42,638,117	$52,469,229

23.	INCOME TAXES EXPENSES

The entities within the Company file separate tax returns in the respective tax jurisdictions that they operate.

The Company is incorporated in the Cayman Islands, the laws of which do not require the Company to pay any income taxes or other taxes based on income, business activity or assets.

The Company is not incorporated nor does it engage in any trade or business in the United States and is not subject to United States federal income taxes. The Company did not derive any significant amount of income subject to such taxes after completion of the Share Exchange and accordingly, no relevant tax provision is made in the consolidated statements of operations.

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

TOFA and Tongda, all domiciled in PRC, are subject to PRC enterprise income tax of 15% for the year ended December 31, 2013, 2012 and 2011.

Panjin Tofa, Zhaodong Tofa and Mudanjiang are domiciled in PRC and subject to statutory profits tax of 25% if it incurred revenue and profits there.

The Company’s income tax represents the income tax expenses from VIEs. The Company’s other entities sustained losses and accordingly no income tax was provided.

	For the Years Ended December 31
	2013	2012	2011
Current tax:
PRC income tax	$726,206	$1,140,923	$1,796,731

24.	INCOME TAXES EXPENSES (…Cont’d)

The Company’s income tax for the year ended December 31, 2013, 2012 and 2011 can be reconciled to the income before income tax expenses in the statement of operations as follows:

	For the Years Ended December 31,
	2013	2012	2011

Income before tax	$4,200,223	$5,629,680	$11,750,439

Expected PRC income tax expense at statutory tax rate of 25%	$1,050,055	$1,407,420	$2,937,609
Expense/(Income) not deductible/taxable	139,751	331,170	35,699
Tax concession	(463,600)	(597,667)	(1,176,577)
Actual income tax expense	$726,206	$1,140,923	$1,796,731

In December 2008 and November 2010, TOFA and Tongda respectively were registered as the State Encouraged High and New Technology Enterprises. According to the PRC Law on Enterprise Income Tax promulgated on March 16, 2007, TOFA and Tongda are entitled to a concessionary rate of income tax at 15%. Accordingly TOFA is subject to an income tax rate of 15% in both 2013 and 2012, while Tongda has been subject to an income tax rate of 15% since January 1, 2011.

The Company’s effective income tax rate is 18.8%, 20.3%, and 15.3% for the year ended December 31, 2013, 2012 and 2011, respectively.

The Company has not recorded any deferred tax asset since the amounts are deemed immaterial. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has conclude it has no material asset related to uncertain tax positions.

25.	CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)	Major customers

For the years ended December 31, 2013, 2012 and 2011, the customers who accounted for 10% or more of the Company’s revenues at the period-end are presented as follows:

	Year ended December 31, 2013
		Percentage of
	Revenues	revenues
Customer A	$6,098,923	14%
Customer B	4,753,461	11%
Customer C	4,272,985	10%
	$15,125,369	35%

25.	CONCENTRATIONS OF RISK (…/Cont’d)

	Year ended December 31, 2012
		Percentage of
	Revenues	revenues
Customer A	$6,283,257	14%
Customer B	4,764,066	11%
Customer C	4,351,667	10%
	$15,398,990	35%

	Year ended December 31, 2011
		Percentage of
	Revenues	revenues
Customer A	$6,864,028	13.0%
Customer B	6,701,160	12.7%
Customer C	5,463,218	10.0%
Customer D	5,384,537	10.0%
	$24,412,943	45.7%

All of the customers mentioned above are located in the PRC.

(b)	Major vendors

For the years ended December 31, 2013, 2012 and 2011, the customers who accounted for 10% or more of the Company’s purchases at the period-end are presented as follows:

	Year ended December 31, 2013
		Percentage of
	Purchases	purchases
Vendor A	$4,543,035	28%
Vendor B	4,134,982	25%
Vendor C	3,693,719	23%
	$12,371,736	76%

25.	CONCENTRATIONS OF RISK (…/Cont’d)

	Year ended December 31, 2012
		Percentage of
	Purchases	purchases
Vendor A	$5,073,101	26%
Vendor B	5,055,048	25%
Vendor C	3,206,274	16%
	$13,334,423	67%

	Year ended December 31, 2011
		Percentage of
	Purchases	purchases
Vendor A	$11,757,680	48.0%
Vendor B	6,463,616	24.0%
Vendor C	5,567,582	20.0%
	$23,788,878	92.0%

All of the vendors mentioned above are located in the PRC.

(c)	Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and accounts receivable. The Company performs ongoing credit evaluations of its customers' financial condition, but does not require collateral to support such receivables.

(d)	Exchange rate risk

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

26.	COMMITMENTS AND CONTINGENCIES

(a)	The Company may become subject to various claims and litigation during the normal course of business. The Company vigorously defends its legal position when these matters arise. The Company is neither a party to, nor the subject of, any material pending legal proceeding.

(b)	On October 12, 2010, Dalian Xinding, a subsidiary of the Company, entered into the Loan Agreements with the stockholders of TOFA and Tongda respectively. Pursuant to Loan Agreements, Dalian Xinding committed to provide an interest free loan to the stockholders of TOFA and Tongda as consideration for repayment of debt incurred by them in establishing TOFA and Tongda. The Company has a ten year commitment of $3.3 million. As of December 31, 2013, the Company has not lent any funds.

26.	COMMITMENTS AND CONTINGENCIES (…/Cont’d)

(c)	Rental expense amounted to $120,203 (RMB738,200) and $231,646 (RMB1,459,140) for the year ended December 31, 2013 and 2012 respectively. The total future minimum lease payments under non-cancellable operating leases with respect to premises as of December 31, 2013 are payable as follows:

Year Ended December 31,	Rental
2014	$107,470
2015	-
2016	-
2017	-
2018	-
Over five years	-
$107,470

27.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF TODA INTERNATIONAL HOLDINGS INC.

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

As of December 31, 2013, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements.

CONDENSED BALANCE SHEETS

	December 31,
	2013	2012
Assets
Current assets
Cash	$-	$50,158
Prepaid expense and other current assets	-	89,940
Investments in subsidiaries	44,514,696	40,961,908
Total assets	$44,514,696	$41,102,006
Liabilities and Stockholders’ equity
Current liabilities
Accrued expenses and other payables	32,546	1,346,714
Total liabilities	32,546	1,346,714
Total stockholders’ equity	44,482,150	39,755,292
Total liabilities and stockholders’ equity	$44,514,696	$41,102,006

27.	CONDENSED PARENT COMPANY FINANCIAL INFORMATION OF TODA INTERNATIONAL HOLDINGS INC. (…/Cont’d)

CONDENSED STATEMENT OF INCOME

	For the Years Ended December 31,
	2013	2012	2011
General and administrative expenses	$-	$(180,170)	$(771)
Equity income of subsidiaries	3,474,017	4,668,927	9,954,479

Net income	$3,474,017	$4,488,757	$9,953,708

CONDENSED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,
	2013	2012	2011

Net cash used in operating activities	$-	$(14,338)	$10,976,260
Net cash provided by investing activities	-	-	(12,322,324)
Net cash provided by financing activities	(50,158)	-	1,410,560
Cash as January 1	50,158	64,496	-
Cash as of December 31	$-	$50,158	$64,496

