Form 20-F
period 2014-12-31
TODA INTERNATIONAL HOLDINGS INC.
filed 2015-09-01
CIK 1381792

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014.

OR

☐

TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to ______

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

None
(Title of Class)

The number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 27,780,000 shares of the Issuer’s ordinary stock, par value $0.000256 were outstanding as of December 31, 2014.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

☐ Yes ☑ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes ☑ No

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☑ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

☑ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☑

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☑	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17 ☑ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes ☑ No

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

☐ Yes ☐ No

i

INTRODUCTION

This Annual Report on Form 20-F includes our audited consolidated financial statements as of December 31, 2014 and 2013 and for the years ended December 31, 2014, 2013 and 2012.

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

ii

PART I.

ITEM 1.

IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not Applicable.

ITEM 2.

OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.

KEY INFORMATION

A

Selected Financial Data

The following table sets forth selected financial information from our financial statements prepared in accordance with US GAAP for our five most recently completed fiscal periods consisting of the years ended December 31, 2014, 2013, 2012, 2011 and 2010. The information for the four fiscal years ended December 31, 2014, 2013, 2012 and 2011 have been extracted from our audited consolidated financial statements and the related notes included herein and should be read in conjunction with such financial statements included in this Annual Report beginning on page F-1. Information for the year ended December 31, 2010 has been extracted from unaudited financial statements not included herein and is presented below. Our historical results do not necessarily indicate results expected for any future periods.

	Year ended December 31,
	2014	2013	2012	2011	2010
					(unaudited)
Consolidated Statements of Operations:
Revenue	$46,269,729	43,658,828	42,638,117	52,469,229	39,630,752
Net income (loss) for the year	3,629,631	3,474,017	4,488,757	9,953,708	10,622,027
Net income (loss) attributable to non-controlling interest	—	—	16,753	(5,057)	—
Net income (loss) attributable to common stockholders	3,629,631	3,474,017	4,505,510	9,948,651	10,622,027
Earnings (loss) per share – basic	0.13	0.12	0.16	0.42	0.65
Earnings (loss) per share – diluted	0.13	0.12	0.16	0.36	0.39
Weighted average common shares outstanding – basic	27,780,000	27,780,000	27,780,000	23,731,700	16,419,955
Weighted average common shares outstanding – diluted	27,780,000	27,780,000	27,780,000	27,596,956	26,877,150

Consolidated Balance Sheets:
Total assets	$77,660,057	74,947,378	63,345,378	50,080,535	36,661,902
Property, plant and equipment	7,221,919	8,437,380	8,912,745	3,751,659	3,123,858
Total current liabilities	30,686,859	30,465,228	23,590,086	15,654,945	13,600,580
Total stockholders’ equity (deficiency)	46,973,198	44,482,150	39,755,292	34,425,590	23,061,322

No dividends have been declared or paid in Fiscal 2014.

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

We may encounter substantial competition in our business and our failure to compete effectively may adversely affect our ability to generate revenue

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

Aluminum rods and copper strips, our principal raw materials, collectively accounted for approximately 73% of our costs of goods sold during the fiscal year ended December 31, 2014 We expect that raw materials will continue to account for a significant portion of our cost of goods sold in the future. The prices of raw materials fluctuate because of general economic conditions, global supply and demand and other factors causing monthly variations in the costs of our raw materials purchases. The macro-economic factors, together with labor and other business interruptions experienced by certain suppliers, have contributed to periodic shortages in the supply of raw materials, and such shortages may increase in the future. If we are unable to procure adequate supplies of raw material to meet our future production needs and customer demand, shortages could result in a material loss of customers and revenues and adversely impact our results of operations. In addition, supply shortages or disruptions or the loss of suppliers may cause us to procure our raw materials from less cost effective sources and may have a material adverse effect on our business, revenues and results of operations.

We depend on a few suppliers for a significant portion of our principal raw materials and we do not have any long-term supply contracts with our raw materials suppliers. Interruptions of production at our key suppliers may affect our results of operations and financial performance.

We rely on a limited number of suppliers for most of the raw materials we use. During the fiscal year ended December 31, 2014, purchases from our three largest suppliers of metal raw materials represented approximately 49% of our total raw material purchases. Interruptions or shortages of supplies from our key suppliers of raw materials could disrupt production or impact our ability to increase production and sales. We do not have long-term or volume purchase agreements with most of our suppliers and we may have limited options in the short-term for alternative supply if these suppliers fail for any reason, including their business failure or financial difficulties, to continue the supply of materials or components. Moreover, identifying and accessing alternative sources may increase our costs. Interruptions at our key suppliers could negatively impact our results of operations, financial performance and the price of our common stock.

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

Our construction in progress and intangibles are subject to potential impairment which could negatively impact our earnings.

A significant portion of our assets consists of construction in progress and intangibles, the carrying value of which may be reduced if we determine that those assets are impaired. If actual results differ from the assumptions and estimates used in CIP and intangibles valuation calculations, we could incur impairment charges, which could negatively impact our earnings.

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

As a manufacturer, we are subject to various Chinese environmental laws and regulations on air emission, waste water discharge, solid wastes and noise. Although we believe that our operations are in substantial compliance with current environmental laws and regulations, we may not be able to comply with these regulations at all times as the Chinese environmental legal regimen is evolving and becoming more stringent. Therefore, if the Chinese government imposes more stringent regulations in the future, we will have to incur additional and potentially substantial costs and expenses in order to comply with new regulations, which may negatively affect our results of operations. If we fail to comply with any of the present or future environmental regulations in any material aspects, we may suffer from negative publicity and may be required to pay substantial fines, suspend or even cease operations.

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

Our future success depends in part on the contributions of our management team and key technical and sales personnel and our ability to attract and retain qualified new personnel. In particular, our success depends on the continuing employment of our Chief Executive Officer, Mr. Zheng, our Chief Technology Officer, Mr. YK Wang, our Chief Operating Officer, Mr. Liu, and our Chief Financial Officer, Ms. Yue. There is significant competition in our industry for qualified managerial, technical and sales personnel and we cannot ensure that we will be able to retain our key senior managerial, technical and sales personnel or that we will be able to attract, integrate and retain other such personnel that we may require in the future. If we are unable to attract and retain key personnel in the future, our business, operations, financial condition, results of operations and prospects could be materially adversely affected. There are no employment agreements or non-compete clauses for these executives.

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

In addition, employees, consultants, contractors and others may use the trade secret information of others in their work for us or disclose our trade secret information to others. Either of these events could lead to disputes over the ownership of inventions derived from that information or expose us to potential damages or other penalties. If any of these events occurs, our business will suffer and the market price of our securities will likely decline. There have been no claims made by others for patent or other IP infringement.

We will incur costs as a result of being a public company, and the requirements of being a public company may divert management’s attention from our business and adversely affect our financial results.

As a public reporting company, we will be subject to a number of requirements, including the reporting requirements of the Exchange Act, Sarbanes-Oxley and eventually the listing standards of NASDAQ, if and when we qualify for, apply for a listing on, and are approved for a NASDAQ listing. These requirements will cause us to incur costs and might place a strain on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and financial condition. Sarbanes-Oxley requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, significant resources and management oversight will be required. As a result, our management’s attention might be diverted from other business concerns, which could have a material adverse effect on our business, results of operations and financial condition. Furthermore, we might not be able to retain our independent directors or attract new independent directors for our committees.

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

We have been a company with limited accounting personnel and other resources to address our internal control over financial reporting. In connection with the audit of our consolidated financial statements included in this Annual Report on Form 20-F, we and our independent registered public accounting firm identified “material weakness” and several significant deficiencies in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis; and a “significant deficiency” is a deficiency, or a combination of deficiencies, in internal control over financial reporting that is less severe than a material weakness, yet important enough to merit attention by those responsible for oversight of the company’s financial reporting. The material weakness identified is that we presently do not have an audit committee or committees performing similar functions and that none of our employees have any formal training in US GAAP and SEC rules and regulations. In that regard, we rely exclusively on our independent accountants and our outside counsel for advice with respect to US GAAP and SEC rules and regulations. Therefore, there is a risk that out current or future financial statements may not be properly prepared in accordance with US GAAP or that our current or future disclosures are not in compliance with SEC rules and regulations.

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

However, we cannot assure you that we will complete the implementation of such remedial steps in a timely manner. If we fail to maintain an effective system of internal controls over financial reporting, we may not be able to accurately report our financial results or prevent fraud.

We will not be able to complete an acquisition of a prospective acquisition target in the PRC unless their financial statements are able to be reconciled to US GAAP in a timely manner.

Companies based in the PRC may not have properly kept financial books and records that may be reconciled with US GAAP. If we attempt to acquire a significant PRC target company and/or its assets, we would be required to obtain or prepare financial statements of the target that are prepared in accordance with and reconciled to US GAAP. U.S. Federal securities laws provide that a business combination meeting certain financial significance tests require the public acquirer to prepare and file historical and/or pro forma financial statement disclosure with the SEC. These financial statements must be prepared in accordance with, or be reconciled to US GAAP, and must be audited in accordance with the standards of the U.S. Public Company Accounting Oversight Board (the “PCAOB”). If a proposed acquisition target does not have financial statements that have been prepared in accordance with, or that can be reconciled to, US GAAP and audited in accordance with the standards of the PCAOB, we will not be able to acquire that proposed acquisition target. These financial statement requirements may limit the pool of potential acquisition targets with which we may acquire and hinder our ability to expand our operations.

We are a holding company that depends on cash flow from our subsidiaries to meet our obligations.

After the Share Exchange (see Item 4-Our Company), we became a holding company with no material assets other than the stock of our subsidiaries. Accordingly, all our operations will be conducted by our direct and indirect subsidiaries. We currently expect that the earnings and cash flow of our subsidiaries will primarily be retained and used by us in their operations.

All of Victor Score’s and its subsidiaries’ liabilities survived the Share Exchange and there may be undisclosed liabilities that could have a negative impact on our financial condition.

Before the Share Exchange, certain due diligence activities on the Company, Victor Score (see Item 4-Our Company) and its subsidiaries were performed. The due diligence process may not have revealed all liabilities (actual or contingent) of the Company, Victor Score or its subsidiaries that existed or which may arise in the future relating to the Company's activities before the consummation of the Share Exchange. Any liabilities remaining from the Company's pre-closing activities could harm our financial condition and results of operations.

Because Victor Score has become public by means of a Share Exchange, we may not be able to attract the attention of major brokerage firms.

There may be risks associated with Victor Score’s becoming public through the Share Exchange. No assurance can be given that brokerage firms will, in the future, want to conduct any secondary offerings on our behalf.

Our auditor, like other independent registered public accounting firms operating in China, is registered with the PCAOB, but has not yet been inspected, and as such investors currently do not have the benefit of PCAOB oversight.

Auditors of companies that are registered with the SEC and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the PCAOB and are required by U.S. law to undergo regular inspection by the PCAOB to assess their compliance with U.S. law and professional standards in connection with their audits of public company financial statements filed with the SEC. Because our auditor is located in China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the Chinese authorities, the audit work and practices of its auditor, like other registered audit firms operating in China, is currently not inspected by the PCAOB. The inability of the PCAOB to conduct inspections of auditors in China also makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. As a result, investors may lose confidence in our reported financial information and procedures and the quality of our financial statements

Risks Related to Doing Business in China

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

Under these rules, PRC citizens who participate in an employee share ownership plan or a share option plan in an overseas publicly listed company are required to register with SAFE and complete certain other procedures. For participants in an employee share ownership plan, an overseas custodian bank should be retained by the PRC agent, which could be the PRC subsidiary of such overseas publicly listed company, to hold in trusteeship all overseas assets held by such participants under the employee share ownership plan. In the case of a share option plan, the PRC agent is required to retain a financial institution with stock brokerage qualification at the place where the overseas publicly listed company is listed, or at a qualified institution designated by the overseas publicly listed company to handle matters in connection with the exercise or sale of share options for the share option plan participants. For participants who had already participated in an employee share ownership plan or share option plan before the date of the Stock Option Rules, the Stock Option Rules require their PRC employers or PRC agents to complete the relevant formalities within three months of the date of this rule. We and our PRC citizen employees who participate in an employee share ownership plan or a share option plan will be subject to these regulations when our company becomes a publicly listed company in the US. If we or our PRC optionees fail to comply with these regulations, we or our PRC optionees may be subject to fines and other legal or administrative sanctions. At this time, the Company does not have an employee share ownership plan or share option plan that is impacted by these rules. However, in the future, the Company may deem it advantageous to adopt one or more such plans and will need to explore the impact of these PRC rules on such action.

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

In light of the various requirements imposed by PRC regulations on loans to and direct investment in PRC entities by offshore holding companies, including Circular 142, we cannot assure you that we will be able to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, if at all, with respect to future loans by us to our PRC subsidiary or consolidated affiliated entities or with respect to future capital contributions by us to our PRC subsidiary. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could materially and adversely affect our liquidity and our ability to fund and expand our business.

A return to profit repatriation controls may limit the ability to expand business and reduce the attractiveness of investing in Chinese business opportunities.

PRC law allows enterprises owned by foreign investors to remit their profits, dividends and bonuses earned in the PRC to other countries, and the remittance does not require prior approval by SAFE. SAFE regulations require extensive documentation and reporting, some of which was burdensome and slowed payments. If there is a return to payment restrictions and reporting, the ability of a Chinese company to attract investors will be reduced. Also, current investors may not be able to obtain the profits of the business in which they own for other reasons. Relevant PRC law and regulation permit payment of dividends only from retained earnings, if any, determined in accordance with PRC accounting standards and regulations. It is possible that the PRC tax authorities may require changes in the income of the company that may limit its ability to pay dividends and other distributions to shareholders. PRC law requires companies to set aside a portion of net income to fund certain reserves, which amounts are not to distributable as dividends. These rules and possible changes could restrict TOFA and Tongda—see Item 3-Business--from repatriating funds to us, and ultimately, the shareholders as dividends.

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

Our business is conducted in China. Doing business outside the United States, particularly in China, subjects us to various risks, including changing economic and political conditions, major work stoppages, exchange controls, currency fluctuations, possible armed conflicts and unexpected changes in United States and foreign laws relating to tariffs, trade restrictions, transportation regulations, foreign investments and taxation. We have no control over most of these risks and may be unable to anticipate changes in international economic and political conditions, and, therefore, unable to alter our business practice in time to avoid the possibility of reduced revenues.

China's economic policies could affect our business.

Substantially all of our assets are located in China and all of our revenue is derived from our operations in China. Accordingly, our results of operations and prospects are subject, to a significant extent, to the economic, political and legal developments in China.

While China's economy has experienced significant growth in the past twenty years, such growth has been uneven, both geographically and among various sectors of the economy. The Chinese government has implemented various measures to encourage economic growth and guide the allocation of resources. Some of these measures benefit the overall economy of China, but they may also have a negative effect on us. For example, operating results and financial condition may be adversely affected by government control over capital investments or changes in tax regulations. The economy of China has been changing from a planned economy to a more market-oriented economy. In recent years the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership of productive assets, and the establishment of corporate governance in business enterprises; however, a substantial portion of productive assets in China is still owned by the Chinese government. In addition, the Chinese government continues to play a significant role in regulating industry development by imposing industrial policies. It also exercises significant control over China's economic growth through the allocation of resources, the control of payment of foreign currency-denominated obligations, the setting of monetary policy and the provision of preferential treatment to particular industries or companies.

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

Dalian Xinding (see Item 4-Our Company) manages and operates our business through TOFA and Tongda pursuant to the rights it holds under the VIE Agreements. Almost all economic benefits and risks arising from TOFAand Tongda’s operations are transferred to Dalian Xinding under these agreements. There are risks involved with the operation of our business in reliance on the VIE Agreements, including the risk that the VIE Agreements may be determined by PRC regulators or courts to be unenforceable.

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

In addition, the Ministry of Commerce, or the MOFCOM, promulgated the Rules of Ministry of Commerce on Implementation of Security Review System of Mergers and Acquisitions of Domestic Enterprises by Foreign Investors in August 2011, or the MOFCOM Security Review Rules, to implement the Notice of the General Office of the State Council on Establishing the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated on February 3, 2011, or Circular No. 6. The MOFCOM Security Review Rules came into effect on September 1, 2011 and replaced the Interim Provisions of the Ministry of Commerce on Matters Relating to the Implementation of the Security Review System for Mergers and Acquisitions of Domestic Enterprises by Foreign Investors promulgated by MOFCOM in March 2011. According to these circulars and rules, a security review is required for mergers and acquisitions by foreign investors having "national defense and security" concerns and mergers and acquisitions by which foreign investors may acquire the "de facto control" of domestic enterprises having "national security" concerns. In addition, when deciding whether a specific merger or acquisition of a domestic enterprise by foreign investors is subject to the security review, the MOFCOM will look into the substance and actual impact of the transaction. The MOFCOM Security Review Rules further prohibit foreign investors from bypassing the security review requirement by structuring transactions through proxies, trusts, indirect investments, leases, loans, control through contractual arrangements or offshore transactions. There is no explicit provision or official interpretation stating that our business falls into the scope subject to the security review, and there is no requirement for foreign investors in those mergers and acquisitions transactions already completed prior to the promulgation of Circular No. 6 to submit such transactions to MOFCOM for security review. The enactment of the MOFCOM National Security Review Rules specifically prohibits circumvention of the rules through VIE arrangement in the area of foreign investment in business of national security concern. Although we believe that our business, judging from its scale, should not cause any concern for national security review at its current state, there is no assurance that MOFCOM would not apply the same concept of anti-circumvention in the future to foreign investment in prohibited areas through VIE structure, the same way that our investment in China was structured. There has been no any inquiry or proceeding by MOFCOM.

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

Uncertainties in the PRC legal system may impede our ability to enforce the VIE agreements that we have entered into with TOFA and Tongda or any arbitrtion award thereunder, and any inability to enforce these agreements could materially and adversely affect our business and operation.

While disputes under the Loan Agreements, the Equity Interest Pledge Agreement and the Equity Purchase Agreements with TOFA and Tongda are subject to binding arbitration before the Dalian Arbitration Commission in accordance with its then effective rules, the agreements are governed by PRC law and an arbitration award may be challenged in accordance with PRC law. For example, a claim that the enforcement of an award in our favor will be detrimental to the public interest, or that an issue does not fall within the scope of the arbitration would require us to engage in administrative and judicial proceedings to defend an award. China’s legal system is a civil law system based on written statutes and unlike common law systems, it is a system in which decided legal cases have little value as precedent. As a result, China’s administrative and judicial authorities have significant discretion in interpreting and implementing statutory and contractual terms, and it may be more difficult to evaluate the outcome of administrative and judicial proceedings and the level of legal protection available than in more developed legal systems. These uncertainties may impede our ability to enforce the terms of the Loan Agreements, the Equity Interest Pledge Agreement and the Equity Purchase Agreements and the other contracts that we may enter into with TOFA and Tongda. Any inability to enforce these agreements or an award thereunder could materially and adversely affect our business and operation.

Our ability to manage and operate TOFA and Tongda under the VIE Agreements may not be as effective as direct ownership.

We conduct all of operations in the PRC and generate virtually all of our revenues through the VIE Agreements. Our plans for future growth are based substantially on growing the operations of TOFA and Tongda. However, the VIE Agreements may not be as effective in providing us with control over TOFA and Tongda as direct ownership. Under the VIE Agreements, as a legal matter, if TOFA and Tongda fails to perform its obligations under these contractual arrangements, we may have to (i) incur substantial costs and resources to enforce such arrangements, and (ii) rely on legal remedies under PRC law, which we cannot be sure would be effective. Therefore, if we are unable to effectively control TOFA and Tongda, it may have an adverse effect on our ability to achieve our business objectives and grow our revenues.

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

We may be required to pursue sources of additional capital through various means, including joint venture projects and debt or equity financings. There is no assurance that we will be successful in locating a suitable financing transaction in a timely fashion or at all. In addition, there is no assurance that we will be successful in obtaining the capital we require by any other means. Future financings through equity investments are very likely to be dilutive to our existing shareholders. Also, the terms of securities we may issue in future capital transactions may be more favorable for our new investors. Newly issued securities may include preferences, superior voting rights, the issuance of warrants or other derivative securities, and the issuances of incentive awards under equity employee incentive plans, which may have additional dilutive effects. Further, we may incur substantial costs in pursuing future capital and/or financing, including investment banking fees, legal fees, accounting fees, printing and distribution expenses and other costs. We may also be required to recognize non-cash expenses in connection with certain securities we may issue, such as convertible notes and warrants, which will adversely impact our financial condition.

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

Since inception none of our securities have been listed for trading on any national stock exchange. As a result, there is currently no liquid trading market for our securities and there can be no assurance if and when an active trading market in our securities will develop, or if such a market develops, that it will be sustained. As a result, there is a greater chance of market volatility for our securities by a variety of factors, including the lack of readily available quotations, the absence of consistent administrative supervision of "bid" and "ask" quotations and generally lower trading volume. As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the securities, or to obtain coverage for significant news events concerning us, and the securities would become substantially less attractive for margin loans, for investment by financial institutions, as consideration in future capital raising transactions or other purposes.

Future sales of shares of our securities by our shareholders could cause our stock price to decline.

We cannot predict the effect, if any, that market sales of shares of our securities or the availability of shares of securities for sale will have on the market price prevailing from time to time. If our shareholders sell substantial amounts of our securities in the public market upon the effectiveness of a registration statement, or upon the expiration of any holding period under Rule 144, such sales could create a circumstance commonly referred to as an "overhang" and in anticipation of which the market price of our securities could fall. The existence of an overhang, whether or not sales have occurred or are occurring, also could make more difficult our ability to raise additional financing through the sale of equity or equity-related securities in the future at a time and price that we deem reasonable or appropriate. The shares of securities issued in the Share Exchange will be freely tradable upon the earlier of (i) effectiveness of a registration statement covering such shares; and (ii) the date on which such shares may be sold without registration pursuant to Rule 144 under the Securities Act and the sale of such shares could have a negative impact on the price of our securities

We may issue additional shares of our capital stock or debt securities to raise capital or complete acquisitions, which would reduce the equity interest of our shareholders.

Although we have no commitments as of the date of this Annual Report on Form 20-F to issue our securities, we may issue a substantial number of additional shares of our securities, to complete a business combination or to raise capital. The issuance of additional shares of our securities:

•

may significantly reduce the equity interest of our existing shareholders; and

•

may adversely affect prevailing market prices for our securities.

We currently do not intend to pay dividends on our securities and, consequently, your only opportunity to achieve a return on your investment is if the price of our securities appreciates.

We do not expect to pay dividends on shares of our securities in the foreseeable future. In addition, because we are a holding company, our ability to pay cash dividends on shares of our securities may be limited by restrictions on our ability to obtain sufficient funds through dividends from our subsidiaries, which may be restricted by PRC law. Subject to these restrictions, the payment of cash dividends in the future, if any, will be at the discretion of our board of directors and will depend upon such factors as earnings levels, capital requirements, our overall financial condition and any other factors deemed relevant by our board of directors. Consequently, unless and until we are financially and legally able to pay dividends to shareholders, your only opportunity to achieve a return on your investment in the Company will be if the market price of our securities appreciates.

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

We are a holding company and parent of Victor Score Limited, a British Virgin Islands business company incorporated on May 13, 2010 (“Victor Score”). Victor Score is the parent company of Apex Wealth Holdings Limited, a Hong Kong limited liability company incorporated on February 12, 2010 (“Apex Wealth”). Apex Wealth is the parent of Dalian Xinding New Materials Technology Consultancy Co., Ltd., a wholly-owned foreign enterprise incorporated in China (“Dalian Xinding”) on August 18, 2010. None of Victor Score, Apex Wealth or Dalian Xinding conducts any independent business operations. Dalian Xinding entered into a series of contractual arrangements with each of Dalian TOFA Wire and Cable Co., Ltd. (“TOFA”) and Dalian Tongda Equipment Technology Development Co, Ltd. (“Tongda” and, collectively with TOFA, the variable interest entities, i.e.,“VIEs”)--each a consolidated affiliated entity of TODA in China-- and their respective shareholders on October 12, 2010 (collectively, the “VIE Agreements”), pursuant to which Dalian Xinding effectively controls, and is able to derive substantially all of the economic benefits from, the VIEs. The VIE Agreements include a Loan Agreement, Equity Interest Pledge Agreement, Equity Interest Purchase Agreement, Business Operation Agreement and Lease Agreement.

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

See “Item 4.C. Information on the Company—Organizational Structure” for a diagram illustrating our corporate structure as of December 31, 2014.

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

In late 2008/early 2009, the Chinese State Council announced a US$590 billion stimulus package to support the Chinese economy in response to the financial turmoil of late 2008. Approximately US$30 billion of this stimulus money has been allocated to the advancement of the telecommunication industry, including the promotion of 3G mobile communication services, digital TV sets and next generation broadband. The 3G and 3G LTE Development Plan.announced by the Chinese State Council, provides that, with respect to radio and cellular technology, approximately RMB 400 billion will be invested in this sector over the next several years to build in excess of 400,000 base stations to provide services to approximately 15 million end users. This represents an annual increase of approximately 80,000 to 100,000 base stations throughout the country for the next three years. Based on TOFA’s experience, each base station needs between 500 and 800 meters of coaxial cable which equates to a minimum annual demand of 60,000 kilometers of coaxial cables. Each kilometer of coaxial cable uses approximately 500-700 kilograms of CCA, resulting in an annual demand of approximately 40,000 tons of CCA per year. Management believes that this will lead to a much higher demand for CCA wires and in fact that the whole composite bimetallic materials industry shall be significantly boosted.

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

PRC’s continued urbanization should continue to drive strong copper consumption within the PRC. In addition, under China’s 12th Five-Year Plan, the central government has expedited large infrastructure projects and invested significantly in continued infrastructure development. In September 2012, the government announced a policy of accelerating $156 billion in infrastructure spending. China's planned infrastructure projects began to strengthen copper demand in the third quarter of 2013, according to a senior copper market analyst at Chinese state-owned metals consultancy Beijing Antaike, which provides analysis to Chinese government departments and a range of domestic and international copper producers. According to PRC copper industry analysts, refined copper usage (usage by semi plants or the first users of copper) accounted for 21 million tons in 2014.

Its proprietary clad-welding technology was first awarded a patent by the Chinese Government in 1997 and its CCA wire was recognized as a “State Level Major New Product” by five Ministries of the State Council of PRC within four years of inception. Since then, TOFA has secured six patents on its processes and products.

In 2000, TOFA was invited by the China National Standardization Committee to be the principal party participating in the drafting of industrial standard SJ/T11223-2000 for the use of CCA and CCS wires in the electronic industry in China. The standard has been expanded and is now applicable to all production, manufacturing and use of CCA and CCS products in China. Manufacturers of composite bimetallic materials are also required to satisfy the International Standards certification ISO9001:2000, a quality management system where an organization:

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

TOFA has focused on these products as its major revenue contributors because of the competitive advantage of its capability to produce CCA power cables and CCA boards and also because of the huge market potential. CCA electricity and power cables have an extremely large potential demand in China. For example, providing CCA electricity/power cables to a building in a city will, on the average, cost US$2.35 per square meter of gross floor area; and in Dalian alone, based on information reported in “The 2010 Real Estate Market Research Report for Dalian” published by the China Real Estate Information Corporation, there are approximately 6 million square meters of gross floor area being constructed every year. This means there is a potential demand of CCA electricity/power cables of US$14 million per annum. In August 2010, TOFA conducted a feasibility study on the replacement of traditional copper power cables by CCA power cables in the residential development projects in selected cities within Liaoning Province, followed by some trial marketing. The market was very receptive of CCA power cables because of their comparable conductivity characteristics to pure copper cables, coupled with the lighter weight and lower price of the products. In the year following the conclusion of this study and marketing effort, TOFA recorded US$47.0 million in sales of its products. Encouraged by these results, the management of TOFA is very confident that CCA cables will be applied to the new buildings and has begun talks with the various relevant government departments in some of the second tier cities like Fushun, Yingkou, Tieling and Anshan in Liaoning Province. TOFA regards this as a starting point as second tier cities, although smaller in scale, are also fast growing, and could shorten the time required to promote and market the CCA cables. Successfully securing orders for CCA cables in these cities will showcase the high qualities of their products to potential customers in other cities in the country, and would hopefully lead to more orders. With a proven track record from these second tier cities, TOFA will then begin to expand its presence in the CCA power cable market in first tier cities.

Employees

TOFA currently employs 84 individuals, all of whom are full time employees.

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

Because of the specific requirements with respect to the quality of the copper belts and aluminum rods, TOFA only sources raw materials from the list of qualified suppliers. There are three to four primary suppliers with whom TOFA has had a long term working relationship and a number of secondary suppliers that are available to fill in on an “as needed” basis. In 2014, TOFA’s major suppliers were:

Raw Material	Supplier	Percentage of Material Purchased Annually
Copper ribbons	Anhui Zhongyuan Copper Co. Ltd.	16%
	Yixing Tongxin Metal Material Co. Ltd.	18%

Aluminum rods	Jiangyin Hengli Electronic Co. Ltd	15%

Additionally, TOFA replaced all of its existing production machinery with intelligent production machines made by Tongda. This is discussed in further detail below.

Sales and Marketing

TOFA has a sales team of 15 full-time staff to market its products to its customers in both the domestic and the international market. At present, about 87% of its bimetal composite materials are sold in China while the remaining 13% is marketed internationally, primarily in South Korea, Taiwan, Germany and the US. It has targeted reputable enterprises in the telecommunication, electricity and power, home electronic appliances, auto and IT industries to be its preferred clients. TOFA has successfully built up a client base of well-known and respected names. These include local companies and international companies located in the US, Germany, Taiwan and South Korea. TOFA’s diversified customer base has lowered its risk of reliance on a small number of clients to keep the business growing. TOFA’s largest customers in terms of net sales during the last three years were (amounts presented in US$ in thousands):

Customer Name	2012	2013	2014
Radio Frequency Systems GMBH	$4,764	$4,273	$2,113
Jiangsu Hengxin Technology Co., Ltd.	6,283	4,753	4,571
Tianjin Wanbo Cable Ltd	4,352	6,098	5,618
Tianjin Anxunda Tech Ltd	3,422	3,708	5,994
Dalian Yuantian Industry Ltd	1,572	1,684	9,653

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

———————

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

Of the top three or four players, Fushi Copperweld believes it is one of the largest bimetal producers in the world in terms of manufacturing capacity. Fushi has acquired manufacturing plants in the US and the UK, which have resulted in its gaining substantial market share in the international market. Despite having a smaller scale than Fushi Copperweld; TOFA management believes that it is very competitive because of its research and development capability, proprietary technologies and the brand name it has built up.

Research and Development; Intellectual Property Rights

TOFA has placed great emphasis on research and development since its formation in 1997. Having been a pioneer in the R&D of CCA wire from inception, TOFA now seeks to expand its reach by developing superior CCS wire and is exploring the development of CCA and CCS boards to complement its current business. Research and development costs are charged to expense as incurred. These costs mainly consist of remuneration for the staff and material costs. TOFA incurred $161,093 and $161,042 in research and development costs for the years ended December 31, 2014 and 2013, respectively.

TOFA has been granted a total of nine patents by the Chinese Government on their CCA wire products. The term of each of these patents runs from September 20, 2009 through September 19, 2019. They include:

•

Conducting wires used grounding in lightning rods (ZL200520117626.7);

•

Ultra high-voltage grant span power transmission cable (ZL200520117631.8);

•

Conducting wires used for making braid and plug electronic components (ZL200520117628.6);

•

Bearing and trolley wire used for electrified railway (ZL200520117625.2);

•

High-voltage power cables of 66KV and below (ZL200520117629.0);

•

Shaped wires used for high and low voltage distribution equipment (ZL200520117632.2);

•

Copper wires covered with zinc (ZL200920292177.8);

•

Equipment to manufacture copper tube covered with aluminum (ZL200920292189.0); and

•

Sensor for checking the annealing process after welding the aluminum covered copper wire (ZL200920292188.6).

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

Products and Services

Tongda produces a series of fully-automated, intelligent composite bimetal materials manufacturing equipment and facilities for the production of CCA wire and CCAM wire of various thicknesses (from 0.04 mm to 17 mm) and CCS wires with diameters less than 1.66 mm. Tongda is researching into production equipment that could produce CCS wires of diameters up to 7.5 mm, which requires more advanced technology to bond the constituent metals, and expects such equipment to be available in 2016. The Tongda composite bimetal materials producing equipment is innovative in China as there was no domestically produced equipment of such kind in the market before. Apart from the automatic, intelligent composite bimetal materials manufacture equipment, Tongda also produces the following stand-alone machines and equipment used during the composite bimetal materials production process;

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

Employees

Tongda currently employs 43 individuals, all of whom are full time employees.

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

In 2014, Tongda’s major suppliers were:

Parts/Raw Material	Supplier	Percentage of Material Purchased Annually
Steel	Dalian Dingtai Co Ltd	70%

Machinery and Parts	Luoyang Yonggong Ltd	20%
	Guomao Jiansuji Ltd	23%
	Suzhou Keda Ltd	43%

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

Tongda’s largest customers in terms of net sales since it began producing and selling its products were (amounts presented in US$ in thousands):

Customer Name	2012	2013	2014
Sidelong International Electrical (China) Co.Ltd	$630	$—	$—
Saranskkable LCC	240	965
Zhejiang Sheng Pujiang Baichuan	210	—	—
TOFA	79	—	4
COPPERCLAD S.A.DE C.V	—	397	502
Jinan Ruitong	—	104	666
Suzhou Tongsheng Dual Metal Material Co., Ltd	—	—	7

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

Competition:

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

Research and Development; Intellectual Property Rights

Since its inception in 2008, Tongda has devoted significant resources to the research and development of its hardware and production capabilities, understanding that the development of superior manufacturing was essential to its business strategy. Research and development costs are charged to expense as incurred. These costs mainly consist of remuneration for the staff and material costs. Tongda incurred $159,434 and $159,213 in research and development costs for the years ended December 31, 2014 and 2013, respectively. In the short span of time from incorporation to the present date, Tongda has already been granted twelve patents by the Chinese authorities relating its products and production technology. In August 2008, Tongda also received ISO9001:2000 certification. Tongda’s patents include:

•

Bimetal composite wires efficient production line (ZL200710012349.7) - the term of this patent runs from August 25, 2010 through August 24, 2030;

•

Copper ribbon supplier for bimetal composite wires production equipment using clad-welding technology (ZL200720012439.1) - the term of this patent runs from April 16, 2008 through April 15, 2018;

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

•

Bimetal wires blank vertical molding wheel device (ZL201020269203.8) - the term of this patent runs from February 16, 2011 through February 16, 2021; and

•

Bimetal wires blank vertical molding wheel device (ZL201020271505.9) - the term of this patent runs from February 16, 2011 through February 15, 2021.

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

In 2014 and 2013, TOFA incurred expenses of $2,123 and $2,056, respectively, to comply with governmental regulations in China and $4,211 and $4,061, respectively, to comply with environmental regulations in China. During the same period, Tongda incurred expenses of $1,230 and $1,198, respectively, to comply with governmental regulations in China and $1,774 and $1,790, respectively, to comply with environmental regulations in China.

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

TOFA also intends to develop CCA boards to complement its existing product line. During power transmission, power cables are connected from the source to the end users via a number of transformers. Traditionally, a large number of copper boards are employed in the transformers as connecting bodies. With the development of CCA products, management believes that it would be advantageous to our customers to provide the option to replace heavy, expensive copper boards with lighter, more cost-effective CCA boards. Our employees have the technological know-how to develop attractive CCA boards, and we intend to set up production facilities for CCA boards in 2016.

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

C

Organizational Structure

The following diagram illustrates our corporate structure as of the date of this annual report:

Each of TOFA and Tongda is a private limited company incorporated and headquartered in Dalian, Liaoning Province, China. Mr. Zheng, our Chairman of the Board, President and Chief Executive Officer, is the majority owner of TOFA, holding 75.7% of the equity interest in TOFA. Mr. YK Wang, our Chief Technology Officer and a director, is the majority owner of Tongda, holding 51.0% of the equity interest in Tongda. Zhaodong TOFA Cable Co., Ltd. (Zhaodong TOFA) was formed on November 18, 2011 and is a wholly-owned subsidiary of TOFA. Panjin TOFA Cable Co., Ltd. (“Panjin TOFA”) was formed on June 30, 2011 and is a wholly owned subsidiary of TOFA. Mudanjiang TOFA Cable Co., Ltd was a wholly-owned subsidiary of Panjin TOFA and was closed down on January 7, 2015. Mudanjiang was a very small company and had not contributed any sales or profits to TODA, so the effects of this closure are immaterial. Mudanjiang was not included in the original VIE agreement so its termination did not have any impact on the VIE agreement.

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

One of TOFA’s warehouses is located at Youjiacun, Xinjizai, Ganjingzi District, Dalian, Liaoning Province, China. Tongda currently leases this facility for the period from June 1, 2014 to May 30, 2015. The annual lease amount is $89,488.

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

The Company's Consolidated VIEs-Balance Sheet Classification

The following table presents the carrying amounts and classifications of consolidated assets that are collateral for consolidated VIE obligations:

	December 31,
	2014	2013	2012
Assets

Current assets
Cash	$8,305,335	$7,998,320	$2,909,061
Restricted Cash	6,849,705	7,973,955	3,207,813
Accounts receivable	32,052,930	26,749,890	17,832,844
Inventories	5,165,142	6,681,810	13,199,221
Prepaid expenses and other current assets	13,944,101	12,449,073	8,644,039
Due from a related company owners	—	—	3,463,543
Other assets	11,288,624	13,112,798	13,948,759

Total assets of consolidated VIEs	$77,605,837	$74,965,846	$63,205,280

The following table presents the carrying amounts and classification of the third-party liabilities of the consolidated VIEs:

	December 31,
	2014	2013	2012
Current liabilities
Bank loans	$11,584,412	$12,957,657	$9,712,118
Accounts payable	16,272,265	14,555,284	10,485,324
Other liabilities	1,700,632	1,927,244	2,045,930

Total liabilities of consolidated VIEs	$29,557,309	$29,440,185	$22,243,372

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

Inventories

Inventories - consisting of raw material, work-in-progress and finished goods of copper coated aluminum wire and related products - are stated at the lower of cost or net realizable value. Finished goods are comprised of direct materials, direct labor and a portion of overhead. Inventory costs are calculated using a weighted average method of accounting. Allowances are recorded for obsolete, slow-moving and damaged inventory and are deducted from the related inventory balances. No provision was made as of December 31, 2014, 2013 and 2012.

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

Construction in Progress

In June 2015, the Company signed a contract with a contractor to build a factory plant at a consideration of $2.4 million (RMB14.6 million). The construction work will be commenced in September 2015 and is estimated to be completed at the end of 2016.

Research and Development Costs

Research and development costs are charged to expense as incurred. Research and development costs mainly consist of remuneration for the research and development staff and material costs for research and development. We incurred $320,527, $320,255, $436,189 and $298,966 for the years ended December 31, 2014, 2013, 2012 and 2011, respectively.

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

	December 31,
	2014	2013	2012	2011
Year-end RMB:USD Exchange Rate	6.2046	6.0537	6.2301	6.2939
Average RMB:USD Exchange Rate	6.1704	6.1412	6.2990	6.4475

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

Products mix and implications on gross margins

Our gross margin is also affected by our product mix. We produce and sell products according to customer orders. Our product mix consists of composite bimetallic wire products, intelligent bimetallic composite material production line, and CCA power wire/cables. Composite bimetallic wire products, with gross margin of 18% in 2014, vs. 20% in 2013, used to contribute the majority of our gross profits. We launched our intelligent bimetallic composite material production line to the market in late 2009, and this product line had a gross profit margin of 36% in 2014 and 59% in 2013. We introduced another new product in the second half of 2010, namely the CCA power wire/cables that had a gross margin of 28% in 2014 and 30% in 2013. We believe such CCA power wires/cables, with higher gross margins, will become the major products in our product mix and a significant revenue and profits contributor in the future.

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

Year Ended December 31, 2014 compared to the Year Ended December 31, 2013:

The following table presents the consolidated results of operations of the Company for the year ended December 31, 2014 as compared to the results of operations for the year ended December 31, 2013.

	For the Year Ended December 31,
	2014	2013
Revenue	$46,269,729	$43,658,828
Cost of Sales	(37,746,668)	(34,704,648)
Gross Profit	8,523,061	8,954,180
Selling and Distribution Expenses	(535,065)	(684,862)
Administrative and Other Expenses	(2,441,561)	(3,203,207)

Operating Income	5,546,435	5,066,111
Other Income	269,765	405,407
Interest expense	(1,278,301)	(1,271,295)
Income tax expenses	(908,268)	(726,206)

Net Income before allocation of non-controlling interest	3,629,631	3,474,017

Other comprehensive income
Foreign currency translation adjustment	(1,138,583)	1,252,841

Comprehensive income	2,491,048	4,726,858

Less: Comprehensive (loss) attributable to Non-controlling interests	—	—

Total comprehensive income	$2,491,048	$4,726,858

Revenue:

Our business for the year ended December 31, 2014 expanded smoothly. We recorded revenue of $46.3 million for the year ended December 31, 2014, representing an increase of $2.7 million, or 6%, as compared to $43.6 million for the year ended December 31, 2013.

Revenue from our bimetallic composite wire products segment (which includes CCA and CCS wire products and CCA power cables) increased by 7%, from $42 million in 2013 to $45 million in 2014. Revenue from CCA and CCS wire product increased by 4%, from $33.1 million in 2013 to $34.4 million in 2014. The increase in revenue of CCA and CCS wire product sales is due to a 0.4% increase in average sale price compared to the same period in 2013, combined with the 3.3 % increase in sales volume. Revenue from our wiring equipment segment (which includes intelligent composite bimetallic material production equipment and technology) decreased 31% to $1.08 million, down from $1.57 million in 2013. The decrease in wiring equipment revenue is due primarily to the more intense competition in this market occurred during 2014.

The following tables break down our product sales by specific business segment and product category for each period:

	Year Ended December 31,
	2014			2013
			Average			Average
	Sales	Volume*	price	Sales	Volume*	price
Bimetallic composite wire products segment

CCA(S) wire products	$34,444,900	7,000	4,921	$33,190,006	6,773	4,900
CCA power cables	$10,742,712	902	11,910	$8,898,872	710	12,534
Segment Total:	$45,187,612	7,902		$42,088,878	7,483

Wiring equipment segment

Intelligent composite bimetallic material production line	$1,082,117	N/A	N/A	$1,569,950	N/A	N/A
Segment Total:	$1,082,117	N/A	N/A	$1,569,950	N/A	N/A
TOTAL:	$46,269,729			$43,658,828

Cost of Sales and Gross Profit:

The following table sets forth our cost of sales and gross profit, both in amounts and as a percentage of total revenue for the year ended December 31, 2014 and 2013:

	Year ended December 31,
	2014		2013		Percentage
		% of		% of	Change
	US$	sales	US$	sales	Year to Year
Revenue	$46,269,729	100%	$43,658,828	100%	-%

Cost of sales
- Product sales to related parties	(2,818,616)	6%	(3,963,621)	9%	(3%)
- Product sales to third parties	$(34,928,052)	75.6%	$(30,741,027)	70.5%	5.1%
Total	(37,746,668)	81.6%	(34,704,648)	79.5%	2.1%
Gross profit	$8,523,061	18.4%	$8,954,180	20.5%	(2.1%)

The cost of sales increased $3 million, or 8.8%, to $37.7 million for 2014 from $34.7 million for 2013. As a percentage of total sales, our cost of sales increased to 82% of revenue for the year ended December 31, 2014, compared to 80% of revenue for the year ended December 31, 2013. Gross profit decreased to $8.5 million for 2014 when compared to $9 million for 2013, a decrease of about $0.5 million, or 5.5% year to year. Our gross profit margin decreased to 18% for 2014 from 21% for 2013. Contributing to the decrease in gross profit margin compared 2014 to 2013 was the fact that we price our refined copper and CCA wire products based on the market price for materials plus a fixed dollar mark-up, and our gross profit is essentially this mark-up net of costs classified as part of cost of goods sold. As copper prices rise during 2014 our fixed dollar mark-up per ton processed represents a relatively lower percentage of our gross sales (which is generally based on tons processed) and therefore our gross profit margin as a percentage of sales is relatively lower.

Selling and Distribution Expenses, Administrative and Other Expenses

The following table sets forth operating expenses and income from operations both in amounts and as a percentage of total revenue for selling and distribution expense, as well as administrative and other expenses for the year ended December 31, 2014 and 2013:

	Year ended December 31,
	2014		2013		Percentage
		% of		% of	Change
	US$	sales	US$	sales	Year to Year
Gross profit	$8,523,061	18.4%	$8,954,180	20.5%	-2.1%
Selling and Distribution Expenses	(535,065)	1.1%	(684,862)	1.6%	-0.5%
General and administrative Expenses	(2,441,561)	5.3%	(3,203,207)	7.3%	-1.9%
Operating Income	$5,546,435	12.0%	$5,066,111	11.6%	0.3%

Selling and distribution expenses remained virtually unchanged year over year. For the year ended December 31, 2014, we had general and administrative expenses of 2.44 million, down $0.76 million, or 24%, from the $3.2 million posted for 2013. The decrease in general and administrative expenses was primarily due to a stricter cost control.

Other Income

For the year ended December 31, 2014, we had other income of 0.27 million, down $0.14 million, or 34%, from the $0.41 million posted for 2013. The decrease in other income was primarily due to a decrease in foreign exchange gain.

Net Income before allocation of non-controlling interest

We had net income before allocation of non-controlling interest of $3.63 million for 2014, up $0.16 million, or 4.6%, from the $3.47 million posted for 2013. The increase in net income was primarily due to a decrease in general and administrative expenses while gross profit remained virtually unchanged year over year.

Net Income attributed to minority interest

For the years ended December 31, 2014 and 2013, we need not to attribute to the minority shareholders of Panjin TOFA Cable Co., Ltd because on June 17, 2012, TOFA acquired the remaining 10% equity interest of Panjin Cable from its minority stockholders.

Other Comprehensive Income

Other comprehensive income represents the foreign currency translation adjustment. During the year ended December 31, 2014, the RMB devalued against the US dollar, and we recognized a foreign currency translation loss of $1.1 million.

Year Ended December 31, 2013 compared to the Year Ended December 31, 2012

The following table presents the consolidated results of operations of the Company for the year ended December 31, 2013 as compared to the results of operations for the year ended December 31, 2012

	For the Year Ended
	December 31
	2013	2012
Revenue	$43,658,828	$42,638,117
Cost of Sales	(34,704,648)	(32,609,334)
Gross Profit	8,954,180	10,028,783
Selling and Distribution Expenses	(684,862)	(882,547)
Administrative and Other Expenses	(3,203,207)	(2,996,579)

Operating Income	5,066,111	6,149,657
Other Income	405,407	446,823
Interest expense	(1,271,295)	(966,800)
Income tax expenses	(726,206)	(1,140,923)

Net Income before allocation of non-controlling interest	3,474,017	4,488,757

Other comprehensive income
Foreign currency translation adjustment	1,252,841	840,945

Comprehensive income	4,726,858	5,329,702

Less: Comprehensive (loss) attributable to Non-controlling interests	—	(16,728)

Total comprehensive income	$4,726,858	$5,346,430

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

The following tables break down our product sales by specific business segment and product category for each period.

	Year Ended December 31,
	2013			2012
			Average			Average
	Sales	Volume*	price	Sales	Volume*	price
Bimetallic composite wire products segment

CCA(S) wire products	$33,190,006	6,773	4,900	$32,181,906	6,704	4,800
CCA power cables	$8,898,872	710	12,534	$8,571,945	708	12000
Segment Total:	$42,088,878	7,483		$40,753,851	7,412

Wiring equipment segment

Intelligent composite bimetallic material production line	$1,569,950	N/A	N/A	$1,884,266	N/A	N/A
Segment Total:	$1,569,950	N/A	N/A	$1,884,266	N/A	N/A
TOTAL:	$43,658,828			$42,638,117

———————

* metric tons

Cost of Sales and Gross Profit

The following table sets forth our cost of sales and gross profit, both in amounts and as a percentage of total revenue for the year ended December 31, 2013and 2012

	Year ended December 31,
	2013		2012		Percentage
		% of		% of	Change
	US$	sales	US$	sales	Year to Year
Revenue	$43,658,828	100%	$42,638,117	100%	-%

Cost of sales
- Product sales to related parties	(3,963,621)	9%	(1,972,516)	5%	4%
- Product sales to third parties	$(30,741,027)	70%	$(30,636,818)	71%	(1%)
Total	(34,704,648)	79%	(32,609,334)	76%	3%
Gross profit	$8,954,180	21%	$10,028,783	24%	(3%)

The costs of sales increased $2 million, or 6.4%, to $34.7 million for 2013 from $32.6 million for 2012. As a percentage of total sales, our cost of sales increased to 79 % of revenue for the year ended December 31, 2013, compared to 76% of revenue for the year ended December 31, 2012. As a percentage of total sales, our cost of product sales to third parties remained virtually unchanged year over year, but our cost of product sales to related parties increased to 9% of revenue for the year ended December 31, 2013, compared to 5% of revenues for the year ended December 31, 2012.

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

Other Income

For the year ended December 31, 2013, we had other income of 0.41 million, down $0.04 million, or 9.3%, from the $0.44 million posted for 2012. The increase in other income was primarily due to a decrease in foreign exchange gain.

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

B

Liquidity and Capital Resources

As of December 31, 2014, we had cash on hand of approximately $8.3 million, which represents an increase of $0.3 million from $8 million at December 31, 2013, other current assets of $57.9 million, and current liabilities of $30.5 million. Working capital was $35.7 million and the ratio of current assets to current liabilities was 2.17 to 1 as of December 31, 2014.

The following is a summary of cash provided by or used in each of the indicated type of activities during the year ended December 31, 2014 and 2013, respectively:

	As of December 31,
	2014	2013
Cash provided by (used in):
Operating Activities	$528,134	$(1,371,712)
Investing Activities	(161,163)	(362,405)
Financing Activities	136,676	6,660,079

Effect of foreign exchange rate changes	(200,730)	161,769

Cash, end of the period	$8,349,867	$8,046,950
Cash, beginning of the period	8,046,950	2,959,219

•

Net cash provided by operating activities was $0.5 million for the year ended December 31, 2014, as compared to net cash used in operating activities of $1.37 million for 2013. The increase was mainly due to (i) a $1.4 million accounts payable increase resulting from increase in purchase and (ii) a $1.36 million inventory decrease resulting from larger sales.

•

Net cash used in investing activities was $0.16 million in 2014, as compared to net cash used in investing activities of $0.36 million in 2013. The decrease was mainly due to the cut in purchase of property, plant and equipment for the year ended December 31, 2014.

•

Net cash provided by financing activities was $0.14 million in 2014, as compared to net cash provided by financing activities of $6.6 million in 2013. The decrease was mainly due to a $10.9 million decrease in repayment from related companies that occurred during the year ended December 31, 2013.

Our bank loans consisted of the following:

	December 31,
	2014	2013
Bank loans	$11,584,412	$12,957,657

The bank loans as outlined in the following table are secured by mortgages on the land and buildings, other plant and equipment and personal guarantees of some directors’ and third parties. The proceeds of the loans were used to finance the acquisition of property, plant and equipment and for working capital of the Company.

The details of the short term bank loans outstanding as of December 31, 2014 were as follows:

Name of bank	Outstanding loan amount	Current annualized interest rate	Nature of loans	Term of loans	Collateral

China CITIC	US$1,611,707	China Central Bank benchmark annual rate of 6.00% plus 30% (equals to 7.80%)	Term loan	April 1, 2014	Related party and third party guarantees
Bank, Dalian	(RMB10,000,000)			to March 31,
Branch (“China				2015
CITIC”)

Shanghai Pudong Development Bank(“SPDB”)	US$2,265,620 (RMB14,057,266)	China Central Bank benchmark half-year rate of 6.00% plus 15% (equals to 6.90%)	Revolving loan	August 28, 2014 to August 28, 2015	Mortgages on land use right, other plant and equipment

Ping An Bank	US$2,417,562	China Central Bank benchmark annual rate of 6.00% plus 30% (equals to 7.80%)	Term loan	August 20, 2014 to August 20, 2015	Related party and third party guarantees
(“PAB”)	(RMB15,000,000)

	US$1,260,256	Annual rate of 8.16%	Export loan	May 15, 2014 to	Related party and third party guarantees
	(RMB7,819,386)			May 14, 2015

Xinhui Bank (“XHB”)	US$805,853 (RMB5,000,000)	China Central Bank benchmark half-year rate of 6.00% plus 30% (equals to 7.80%)	Term loan	November 14, 2014 to October 28, 2015	Nil

Bank of China (“BOC”)	US$3,223,414 (RMB20,000,000)	China Central Bank benchmark half-year rate of 6.00% plus 30% (equals to 7.80%)	Revolving loan	August 11, 2014 to August 10, 2015	Related party and third party guarantees

Total	US$11,584,412

The details of the short term bank loans outstanding as of December 31, 2013 were as follows:

Name of bank	Outstanding loan amount	Current annualized interest rate	Nature of loans	Term of loans	Collateral

China CITIC Bank, Dalian Branch (“China CITIC”)	US$1,651,882 (RMB10,000,000)	China Central Bank benchmark annual rate of 6.00% plus 30% (equals to 7.80%)	Term loan	September 5, 2013 to September 5, 2014	Related party and third party guarantees

Shanghai Pudong Development Bank(“SPDB”)	US$3,048,681 (RMB18,455,800)	China Central Bank benchmark half-year rate of 5.6% plus 30% (equals to 7.28%)	Revolving loan	March 12, 2013 to July 29, 2014	Mortgages on land use right, other plant and equipment

Ping An Bank (“PAB”)	US$2,477,824 (RMB15,000,000)	China Central Bank benchmark annual rate of 6.00% plus 30% (equals to 7.80%)	Term loan	April 9, 2013 to April 9, 2014	Related party and third party guarantees

	US$1,154,000 (RMB6,985,970)	Annual rate of 6.00%	Export loan	May 14, 2013 to May 13, 2014	Related party and third party guarantees

Xinhui bank (“XHB”)	US$825,941 (RMB5,000,000)	Annual rate of 6.75%	Term loan	November 19, 2012 to November 18, 2014	Nil

Bank of China (“BOC”)	US$3,303,764 (RMB20,000,000)	China Central Bank benchmark half-year rate of 6.00% plus 30% (equals to 7.80%)	Revolving loan	August 26, 2013 to August 25, 2014	Related party and third party guarantees

Industrial and Commercial Bank of China Limited (“ICBC”)	US$495,565 (RMB3,000,000)	China Central Bank benchmark half-year rate of 6.00% plus 30% (equals to 7.80%)	Term loan	July 12, 2013 to February 25, 2014	Mortgages on account receivable
Total	US$12,957,657

Interest expenses for the years ended December 31, 2014, 2013, 2012 and 2011 amounted to $1,278,301, $1,271,295, $966,800 and $676,029 respectively.

C

Research and Development, Patents and Licenses, etc.

TOFA has placed great emphasis on research and development since its formation in 1997. Having been a pioneer in the R&D of CCA wire from inception, TOFA now seeks to expand its reach by developing superior CCS wire and is exploring the development of CCA and CCS boards to complement its current business. Research and development costs are charged to expense as incurred. These costs mainly consist of remuneration for the staff and material costs. TOFA incurred $161,093, $161,042, $182,236 and $149,543 in research and development costs for the years ended December 31, 2014, 2013, 2012 and 2011, respectively.

TOFA has been granted a total of nine patents by the Chinese Government on their CCA wire products. The term of each of these patents runs from September 20, 2009 through September 19, 2019. They include:

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

•

Equipment to manufacture copper tube covered with aluminum (ZL200920292189.0); and

•

Sensor for checking the annealing process after welding the aluminum covered copper wire (ZL200920292188.6)

Since its inception in 2008, Tongda has devoted significant resources to the research and development of its hardware and production capabilities, understanding that the development of superior manufacturing was essential to its business strategy. Research and development costs are charged to expense as incurred. These costs mainly consist of remuneration for the staff and material costs. Tongda incurred $159,434, $159,213, $253,953 and $149,423 in research and development costs for the years ended December 31, 2014, 2013, 2012 and 2011, respectively. In the short span of time from incorporation to the present date, Tongda has already been granted twelve patents by the Chinese authorities relating its products and production technology. In August 2008, Tongda also received ISO9001:2000 certification. Tongda’s patents include:

•

Bimetal composite wires efficient production line (ZL200710012349.7) - the term of this patent runs from August 25, 2010 through August 24, 2030;

•

Copper ribbon supplier for bimetal composite wires production equipment using clad-welding technology (ZL200720012439.1) - the term of this patent runs from April 16, 2008 through April 15, 2018;

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

•

Copper belt polishing machines (ZL200920166770.8) - the term of this patent runs from April 14, 2010 through April 13, 2020;

•

Bimetal wires blank vertical molding wheel device (ZL201020269203.8) - the term of this patent runs from February 16, 2011 through February 16, 2021; and

•

Bimetal wires blank vertical molding wheel device (ZL201020271505.9) - the term of this patent runs from February 16, 2011 through February 15, 2021.

D

Trend Information

Other than as disclosed elsewhere in this annual report, we are not aware of any trends, uncertainties, demands, commitments or events for the year 2015 that are reasonably likely to have a material adverse effect on our net revenues, income, profitability, liquidity or capital resources, or that caused the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

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

F

Tabular Disclosure of Contractual Obligations:

		Payments due by period
	Total	Less than 1 year	2-3 years	4-5 years	More than 5 years
Contractual obligations:
Bank loans	$11,584,412	$11,584,412	$—	$—	$—
Operating lease obligations	165,206	165,206	315,827	310,966	—

Total	$11,749,618	$11,749,618	$315,827	$310,966	$—

On October 12, 2010, Dalian Xinding entered into the Loan Agreements with the stockholders of TOFA and Tongda respectively. Under the Loan Agreements, Dalian Xinding is obliged to provide the interest free loan to stockholders of TOFA and Tongda in order to clear the debt occurred when to establish TOFA and Tongda. As of December 31, 2014, in providing the interest free loan to the stockholders of TOFA and Tongda, the Company has a nine year commitment of $3.3 million which is contracted for but not provided in the financial statement. As of December 31, 2014, the Company had not lent any funds.

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

ITEM 6.

DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A

Directors and Senior Management

The following table and the paragraphs following sets forth the name, age and position of our executive officers and directors.

NAME	AGE	POSITION WITH TODA

Chuan-Tao Zheng	53	Chairman, Chief Executive Officer, President and Director

Yu-Kai Wang	52	Chief Technology Officer and Director

Yu-Long Wang	52	Independent Director

Yue Kou	42	Chief Financial Officer and Secretary

Pi-Jia Liu	54	Chief Operating Officer

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

B

Compensation

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the fiscal year ended December 31, 2014. No other executive officer received total annual salary and bonus compensation in excess of $100,000.

Name and Position	Salary ($)(1)	Bonus ($)	All Other Compen- sation ($)(2)	Total Compen- sation ($)
Chuan-Tao Zheng	15,387		—	15,387
President and
Chief Executive Officer

Yue Kou	19,450		—	19,450
Chief Financial Officer
and Secretary

Yu-Kai Wang	11,485		—	11,485
Chief Technology Officer

Pi-Jia Liu	13,476		—	13,476
Chief Operating Officer

———————

(1)

Our current officers are compensated in RMB. The amounts set forth in the table above are calculated using an exchange rate of $1.00 = 6.1704RMB as of December 31, 2014.

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

D

Employees

As of December 31, 2014, TOFA employed 84 individuals and Tongda employed 43 individuals, all of whom are full time employees.

We do not employ independent contractors and part-time personnel from time to time. The following table sets forth the number of our full time employees categorized by areas of operations as of December 31, 2014:

Operations	Number of Employees
Products	84
Business development, sales and marketing	20
Customer services	1
Technology support	2
Logistics and delivery	2
Administration and management	18
Total	127

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

E

Share Ownership

The table below sets forth information, as of July 9, 2015, concerning (a) each person that is known to us to be the beneficial owner of more than 5% of our shares, (b) each of our executive officers, (c) each director and (d) all of our directors and executive officers as a group. Unless otherwise indicated, all persons listed below have sole voting and investment power with respect to their shares, except to the extent spouses share authority under applicable law. Beneficial ownership is determined in accordance with the rules of the SEC. At the close of business on June 23, 2015, we had 27,780,000 ordinary shares issued and outstanding. Except as otherwise set forth in the table, the address of each beneficial owner is: c/o Dalian TOFA Wire and Cable Co., Ltd., No. 18-2-401, Gangjing Garden, Dandong Street, Zhongshan District, Dalian, Liaoning Province, China. In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person within 60 days of June 23, 2015 are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

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

During the years ended December 31, 2014 and 2013, the Company sold goods to and purchased raw materials from related parties as follows:

	December 31,
	2014	2013
Sales of finished goods
Suzhou Tongsheng Dual Metal Material Co., Ltd	$247,972	$3,554,265

Shenzhen Tofa Complex Metal Material Co., Ltd.	4,304,978	2,642,015
	$4,552,950	$6,196,280

Purchases of raw materials

Shenzhen Tofa Complex Metal Material Co., Ltd.	$2,818,616	$3,963,621

Victor Score, through its subsidiary, Dalian Xinding, entered into the VIE Agreements on October 12, 2010 by which it controls TOFA and Tongda. Mr. Zheng owns a majority of the equity interest in TOFA and YK Wang owns a majority of the equity interest in Tongda. Pursuant to pledge agreements with the equity holders of TOFA and Tongda, including Mr. Zheng, YK Wang, and Mr. Liu, all of the equity interests of TOFA and Tongda were pledged to Dalian Xinding in exchange for interest free loans to the equity holders. The loans to Messrs. Zheng, YK Wang, and Liu were in the respective amounts of RMB11, 350,000 ($1,830,645), RMB3, 570,000 ($575,806) and RMB1, 290,000 ($208,065) in 2010. Pursuant to the VIE Agreements, each of TOFA and Tongda leases its respective manufacturing facilities to Dalian Xinding.

In connection with TOFA and Tongda entering into one or more loan agreements with various financial institutions, one or more of the officers and directors of the Company, TOFA and/or Tongda entered into a Guarantee Agreement with the respective financial institution on commercially reasonable terms. The loans are discussed in Note 1 of Notes to Consolidated Financial Statements.

The following information outlines the material terms of the related party guarantees for the loans:

Name of Related Party and Relationship to Company	Date of Guarantee(s)	Maximum Guarantee Amount	Purpose(s)	Term of Guarantee

Chuan-Tao Zheng, Chairman and CEO	April 1, 2014	US$5.80 million (RMB36 million)	jointly guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and CITIC Bank	2 years

Chuan-Tao Zheng, Chairman and CEO, and Lihua Sun, his spouse	Nov 10, 2014	US$0.81 million (RMB5 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and XHB	1 year

	Aug 28,2014	US$2.26 million (RMB14 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and SDB	1 year

Shenzhen TOFA, an entity controlled by Chuan-Tao Zheng, Chairman and CEO	May 15, 2014	US$6.45 million (RMB40 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and SDB	1 year

	March 28, 2014	US4.84 million (RMB30 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and CITIC Bank	1 year

Name of Related Party and Relationship to Company	Date of Guarantee(s)	Maximum Guarantee Amount	Purpose(s)	Term of Guarantee

Chuan-Tao Zheng, Chairman and CEO	May 15, 2014	US$6.45 million (RMB40 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and SDB	1 year

Zong-li Li, Shareholder	May 15, 2014	US$6.45 million (RMB40 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and SDB	1 year

Pi-Jia Liu, Shareholder	May 15, 2014	US$6.45 million (RMB40 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between TOFA and SDB	1 year

Yu-kai Wang, Director	August 11, 2014	US$3.22 million (RMB20 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between Tongda and BOC	1 year

Dalian Tong Ji Keji Company Limited	August 26, 2013	US$3.22 million (RMB20 million)	guaranteeing the performance of all obligations, including the payment of amounts due and owing under loan agreements between Tongda and BOC	2 years

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

ITEM 15.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Our management, under the supervision and with the participation of our chief executive officer and chief financial officer, has performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) as of the end of the period covered by this report, as required by Rule 13a-15(b) under the Exchange Act. Disclosure controls and procedures are those controls and procedures designed to provide reasonable assurance that the information required to be disclosed in our Exchange Act filings is (1) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules, regulations and related forms, and (2) accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. Based on that evaluation, our chief executive officer and chief financial officer concluded that as of December 31, 2014, our controls and procedures were not effective due to certain significant deficiencies (as defined in Public Company Accounting Oversight Board Standard No. 2) in our internal controls over financial reporting.

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

Under the supervision and with the participation of our chief executive officer and chief financial officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, using the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“Treadway”).

Based on this evaluation, our management concluded that as of December 31, 2014, our controls and procedures were not effective due to the significant deficiencies in our internal controls over financial reporting discussed above.

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

Changes in Internal Control over Financial Reporting

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2014 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

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

ITEM 16C

PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth fees billed to us by UHY Vocation HK CPA Limited for professional services rendered for 2014 and 2013:

	2014	2013
Audit Fees	$51,000	$49,180
Audit-Related Fees	0	0
Tax Fees	0	0
All Other Fees	8,000	0

Total	$59,000	$49,180

Audit Fees. This category includes the aggregate fees billed for professional services rendered for the audits of our financial statements for fiscal year 2014 and 2013.

ITEM 16D.

EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

There are no applicable disclosures required by Exchange Act Rule 10a-3(d) regarding an exemption from the listings standards for audit committees.

ITEM 16E.

PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

None.

ITEM 16F.

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

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

September 1, 2015

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2014, 2013 and 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS AND STOCKHOLDERS OF

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

We have audited the accompanying consolidated balance sheets of Toda International Holdings Inc. and its Subsidiaries (the “Company”) as of December 31, 2014, and 2013, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2014. The Company’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Toda International Holdings Inc. and its Subsidiaries as of December 31, 2014 and 2013, and the consolidated income and its cash flows for each of the years in the three-year period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

/s/ UHY VOCATION HK CPA LIMITED
UHY VOCATION HK CPA LIMITED
Certified Public Accountants
Hong Kong, the People’s Republic of China,
August 27, 2015

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(IN US DOLLARS)

	December 31,
	2014	2013
Assets

Current assets
Cash	$8,349,867	$8,046,950
Restricted cash	6,849,705	7,973,955
Accounts receivable, net	32,052,930	26,749,890
Inventories	5,165,142	6,681,810
Prepaid expenses and other current assets	13,878,586	12,342,115
VAT tax receivable	75,203	116,978
Total current assets	66,371,433	61,911,698

Non-current assets
Property, plant and equipment, net	7,221,919	8,437,380
Construction in progress	1,224,897	1,255,430
Land use right, net	279,595	293,387
Intangible asset, net	2,562,213	3,126,601
Total non-current assets	11,288,624	13,112,798

Total assets	$77,660,057	$75,024,496

Liabilities and stockholders’ equity

Current Liabilities
Accounts payable	$16,272,265	$14,555,284
Bank loans	11,584,412	12,957,657
Income tax payable	296,131	142,623
Advanced from unrelated parties	573,314	767,658
Accrued liabilities and other payables	1,960,737	1,952,827
Due to related parties	—	166,297
Total current liabilities	30,686,859	30,542,346

Total liabilities	30,686,859	30,542,346

Stockholders’ equity
Ordinary share, $0.000256 par value, 100,000,000 shares authorized; 27,780,000 shares issued and outstanding as of December 31, 2014 and 2013	7,112	7,112
Additional paid-in capital	3,115,572	3,115,572
Statutory reserve	3,316,250	3,316,250
Retained earnings	37,168,597	33,538,966
Accumulated other comprehensive income	3,365,667	4,504,250
Total TODA stockholders’ equity	46,973,198	44,482,150

Total equity	46,973,198	44,482,150

Total liabilities and stockholders’ equity	$77,660,057	$75,024,496

See accompanying notes to consolidated financial statements.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

(IN US DOLLARS)

	For the Years Ended December 31,
	2014	2013	2012

Revenue
- Product sales to third parties	$41,716,779	$37,462,548	$39,226,311
- Product sales to related parties	4,552,950	6,196,280	3,411,806
- Licensing technology to third parties	—	—	—
Total revenue	46,269,729	43,658,828	42,638,117

Cost of sales
- Product sales to third parties	(34,928,052)	(30,741,027)	(30,636,818)
- Product sales to related parties	(2,818,616)	(3,963,621)	(1,972,516)
- Licensing technology to third parties	—	—	—
Total cost of sales	(37,746,668)	(34,704,648)	(32,609,334)

Gross Profit	8,523,061	8,954,180	10,028,783

Operating expenses:
Selling and marketing expenses	(535,065)	(684,862)	(882,547)
Administrative and other expenses	(2,441,561)	(3,203,207)	(2,996,579)
Total operating expenses	(2,976,626)	(3,888,069)	(3,879,126)

Operating income	5,546,435	5,066,111	6,149,657

Other income and (expense):
Other income	269,765	405,407	446,823
Interest expenses	(1,278,301)	(1,271,295)	(966,800)
Total other expense, net	(1,008,536)	(865,888)	(519,977)

Income before income taxes	4,537,899	4,200,223	5,629,680

Income tax expense	(908,268)	(726,206)	(1,140,923)

Net income before allocation of non-controlling interest	3,629,631	3,474,017	4,488,757

Net income/( loss) attributable to non-controlling interest	—	—	16,753
Net income attributable to common stockholders	$3,629,631	$3,474,017	$4,505,510

Earnings per share
- Basic	$0.13	$0.12	$0.16
- Diluted	$0.13	$0.12	$0.16

Weighted average common shares outstanding
- Basic	27,780,000	27,780,000	27,780,000
- Diluted	27,780,000	27,780,000	27,780,000

See accompanying notes to consolidated financial statements.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(IN US DOLLARS)

	For the Years Ended December 31,
	2014	2013	2012

Net income	$3,629,631	$3,474,017	$4,488,757

Other comprehensive income
Foreign currency translation adjustment	(1,138,583)	1,252,841	840,945

Comprehensive income	2,491,048	4,726,858	5,329,702

Less/(Add): Comprehensive (loss)/income attributable to non-controlling interests	—	—	(16,728)

Comprehensive income attributable to TODA	$2,491,048	$4,726,858	$5,346,430

See accompanying notes to consolidated financial statements.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(IN US DOLLARS)

	Preference shares with		Ordinary shares with				Accumulated
	$0.000128 par value		$0.000256 par value		Additional		Other		Non-
	Number of		Number of		Paid-in	Statutory	Comprehensive	Retained	controlling	Total
	Shares	Amount	Shares	Amount	Capital	reserve	Income	Earnings	interest	Equity
Balance at December 31, 2011	—	$—	27,780,000	$7,112	$3,047,826	$3,316,250	$2,410,341	$25,559,439	$84,622	$34,425,590
Net income /(loss)	—	—	—	—	—	—	—	4,505,510	(16,753)	4,488,757
Foreign currency translation gain	—	—	—	—	—	—	840,920	—	25	840,945
Acquisition of additional equity interest in Panjin TOFA Cable Co., Ltd.	—	—	—	—	67,746	—	148	—	(67,894)	—
Balance at December 31, 2012	—	$—	27,780,000	$7,112	$3,115,572	$3,316,250	$3,251,409	$30,064,949	$—	$39,755,292
Net income	—	—	—	—	—	—	—	3,474,017	—	3,474,017
Foreign currency translation gain	—	—	—	—	—	—	1,252,841	—	—	1,252,841
Balance at December 31, 2013	—	$—	27,780,000	$7,112	$3,115,572	$3,316,250	$4,504,250	$33,538,966	$—	$44,482,150
Net income	—	—	—	—	—	—	—	3,629,631	—	3,629,631
Foreign currency translation loss	—	—	—	—	—	—	(1,138,583)	—	—	(1,138,583)
Balance at December 31, 2014	—	$—	27,780,000	$7,112	$3,115,572	$3,316,250	$3,365,667	$37,168,597	$—	$46,973,198

See accompanying notes to consolidated financial statements.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN US DOLLARS)

	For the year ended December 31
	2014	2013	2012

Cash flows from operating activities:
Net income	$3,629,631	$3,474,017	$4,505,510
Add: Net loss attributable to non-controlling interest	—	—	(16,753)
	3,629,631	3,474,017	4,488,757
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property, plant and equipment	1,168,347	1,088,743	574,252
Amortization of land use right	6,692	6,724	6,556
Amortization of intangible assets	491,054	493,389	481,029
Impairment of construction in progress	—	—	63,502
Provision for doubtful debts	7,630	235,755	213,457
Written off of property, plant and equipment	9,071	—	93,699
Changes in assets and liabilities:
Accounts receivable	(5,994,242)	(8,007,139)	(6,138,248)
Inventories	1,358,470	6,803,946	(737,319)
Prepaid expenses and other deposits	(1,846,591)	(3,461,225)	(3,953,050)
VAT tax receivable	24,358	105,785	(139,737)
Accounts payable	1,654,130	(2,230,681)	8,107,030
Accrued liabilities and other payables	26,740	74,042	359,767
Advances from unrelated parties	(176,647)	159,500	325,434
Income tax payable	169,491	(114,568)	(73,446)
Net cash provided by/(used in) operating activities	528,134	(1,371,712)	3,671,683

Cash flows from investing activities:
Purchase of property, plant and equipment	(161,163)	(362,405)	(5,306,929)
Cash paid for construction in progress	—	—	(21,873)
Net cash used in investing activities	(161,163)	(362,405)	(5,328,802)

Cash flows from financing activities:
Increase in restricted cash	935,475	(4,606,092)	(1,585,172)
Repayment/Advances to related companies	(163,153)	(2,000,666)	(3,207,937)
Repayment from related companies	428,324	10,921,318	3,506,266
Proceeds from bank loans	18,927,907	20,387,195	17,533,673
Repayment of bank loans	(19,991,877)	(17,466,870)	(16,839,007)
Proceeds from short term loans	—	—	560,406
Repayment of short term loans	—	(574,806)	—
Net cash provided by/(used in) financing activities	136,676	6,660,079	(31,771)

Net increase/(decrease) in cash	503,647	4,925,962	(1,688,890)
Effect on change of exchange rates	(200,730)	161,769	240,863
Cash as of January 1	8,046,950	2,959,219	4,407,246
Cash as of December 31	$8,349,867	$8,046,950	$2,959,219

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest paid	$1,278,301	$1,271,295	$966,800
Income tax paid	$750,022	$828,893	$1,212,147

See accompanying notes to consolidated financial statements.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

1.

ORGANIZATION, BUSINESS AND OPERATIONS

On September 27, 2006, TODA International Holdings Inc., formerly Summit Growth Corporation (“TODA” or the “Company”), was formed in the Cayman Islands with the objective to acquire, or merge with, an operating business.

On March 15, 2011, TODA entered into a Share Exchange Agreement (the “Share Exchange Agreement”) with Victor Score Limited, a British Virgin Islands exempted business company ("Victor Score'), and its stockholders (the “Stockholders”). Prior to the share exchange, Victor Score’s issued 2,665,075 ordinary shares with par value of $0.00128 to former stockholders of the Company. Pursuant to the terms of the Exchange Agreement, the Stockholders of Victor Score agreed to transfer all of the issued and outstanding shares of common stock in Victor Score to the Company in exchange for the Company's issuing an aggregate of 32,839,910 ordinary shares and 104,572 preference shares of the Company’s capital stock to the Victor Score stockholders and Victor Score. The Company initiated a 1 for 2 reverse stock splits effective on May 16, 2011. After the reverse stock split, there were 17,322,805 ordinary shares outstanding. On the same date, 104,572 preference shares were converted into 10,457,195 ordinary shares. As a result, a total of 27,780,000 ordinary shares were outstanding as of December 31, 2014 and 2013.

The Share Exchange was accounted for as a “reverse merger”, since the former stockholders of Victor Score own a majority of the outstanding shares of the Company’s capital stock immediately following the Share Exchange. Victor Score is deemed to be the accounting acquirer in the reverse merger. Accordingly after the reverse merger, Victor Score became a subsidiary of TODA, with Dalian TOFA Wire and Cable Co., Ltd. (formerly known as “Dalian TOFA New Materials Development Co., Ltd.”), a company incorporated under the laws of the People’s Republic of China (“PRC”) on November 12, 1997 (“TOFA”), and Dalian Tongda Equipment Technology Development Co., Ltd., a company incorporated under the laws of PRC on January 28, 2008 (“Tongda”) being the variable interest entities (“VIEs”) of TODA through a series of contractual agreements made with Dalian Xinding New Materials Technology Consultancy Co., Ltd. (“Dalian Xinding”).

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Details of the Company’s subsidiaries and VIEs which are included in these consolidated financial statements as at December 31, 2014 are as follows:

Subsidiaries’ names	Place and date of Incorporation	Percentage of ownership by the Company	Principal activities

Victor Score Limited	BVI	100%	Intermediate holding company
May 13, 2010

Apex Wealth Holdings Limited	Hong Kong, PRC	100% (indirect)	Intermediate holding company
February 12, 2010

Dalian Xinding New Materials	Dalian, PRC	100% (indirect)	Intermediate holding company
Technology Consultancy Co., Ltd.	August 18, 2010

VIE’s names

Dalian TOFA Wire and Cable Co., Ltd. (formerly known as “Dalian TOFA New Materials Development Co., Ltd.”)	Liaoning, Dalian, PRC November 12, 1997	VIE controlled by TODA	Manufacturing and trading of CCA and its related products

Dalian Tongda Equipment Technology Development Co., Ltd	Liaoning, Dalian, PRC January 28, 2008	VIE controlled by TODA	Manufacturing wiring equipment and leasing CCA technology

Panjin TOFA Cable Co., Ltd.	Liaoning, Dalian, PRC	100% owned by TOFA	Manufacturing of CCA cables
	June 30, 2011	(as of June 17, 2012)

Zhaodong TOFA Cable Co., Ltd.	Heilongjiang, Zhaodong, PRC	100% owned by TOFA	Sale of CCA cables and related
	November 18, 2011		products

Mudanjiang TOFA Cable Co., Ltd.	Heilongjiang, Mudanjiang, PRC	100% owned by Panjin Cable	Sale of CCA cables and related product
June 26, 2012

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

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

On January 7, 2015, the subsidiary, Mudanjiang TOFA Cable Co., Ltd, has been closed down.

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

	2014	2013	2012

Balance sheet items, except for equity accounts	RMB6.2046=$1	RMB6.0537=$1	RMB6.2301=$1
	HKD7.7531=$1	HKD7.7539=$1	HKD7.7507=$1

Items in statements of income and cash flows	RMB6.1704=$1	RMB6.1412=$1	RMB6.2990=$1
	HKD7.7554=$1	HKD7.7565=$1	HKD7.7591=$1

There is no assurance that the RMB and HK$ amounts could have been, or could be, converted into U.S. dollars at the above rates.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company's Consolidated VIEs - Balance Sheet Classification

The following table presents the carrying amounts and classifications of consolidated assets that are collateral for consolidated VIE obligations:

	December 31,
	2014	2013
Assets
Current assets
Cash	$8,305,335	$7,998,320
Restricted cash	6,849,705	7,973,955
Accounts receivable	32,052,930	26,749,890
Inventories	5,165,142	6,681,810
Other current assets	13,944,101	12,449,073
Fixed assets and intangible assets, net	11,288,624	13,112,798
Total assets of consolidated VIEs	$77,605,837	$74,965,846

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (…/Cont’d)

The following table presents the carrying amounts and classification of the third-party liabilities of the consolidated VIEs;

Liabilities
Current liabilities
Accounts payable	$16,272,265	$14,555,284
Bank loans	11,584,412	12,957,657
Other liabilities	1,700,632	1,927,244
Total liabilities of consolidated VIEs	$29,557,309	$29,440,185

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Allowances for obsolete, slow-moving and damaged inventory are deducted from the related inventory balances. No provision was made as of December 31, 2014, 2013 and 2012.

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

Research and development costs

Research and development costs are charged to expense as incurred. Research and development costs mainly consist of remuneration for the research and development staff and material costs for research and development. The Company incurred $320,527, $320,255 and $436,189 for year ended December 2014, 2013 and 2012, respectively.

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

Based on the Company’s assessment, no impairment was recognized as of December 31, 2014 and 2013.

Comprehensive income

The Company has adopted ASC 220, “Comprehensive Income”. This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income consists of net income and foreign currency translation adjustments.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

The Company adopted FASB ASC Topic 740, “Income Taxes”, which prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken in the tax return. This interpretation also provides guidance on de-recognition of income tax assets and liabilities, classification of current and deferred income tax assets and liabilities, accounting for interest and penalties associated with tax positions, accounting for income taxes in interim periods and income tax disclosures. As of December 31, 2014, 2013 and 2012, there were no amounts that had been accrued with respect of uncertain tax positions.

The tax effects of temporary differences of the Company as of December 31, 2014, 2013 and 2012 are immaterial.

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

ii)

Contributions to appropriate local defined contribution retirement schemes pursuant to the relevant labor rules and regulations in the PRC are charged to the cost of sales and general and administrative expenses in the statement of operation as and when the related employee service is provided. The Company incurred $156,132, $188,009 and $223,279 for the year ended December 31, 2014, 2013 and 2012, respectively.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

At December 31, 2014, 2013 and 2012, there were no potentially dilutive ordinary shares outstanding.

The following table sets forth the computation of basic and diluted net income per ordinary share:

	For the Year Ended December 31,
	2014	2013	2012

Net income attributable to TODA’s stockholders	$3,629,631	$3,474,017	$4,505,510

Weighted average outstanding shares of ordinary stock	27,780,000	27,780,000	27,780,000
Dilutive effect of convertible preference stock	—	—	—
Dilutive weighted average outstanding shares	27,780,000	27,780,000	27,780,000

Earnings per ordinary share:
Basic	$0.13	$0.12	$0.16
Diluted	$0.13	$0.12	$0.16

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

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

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

There was no asset or liability measured at fair value on a non-recurring basis as of December 31, 2014 and 2013.

Commitments and contingencies

In the normal course of business, the Group is subject to contingencies, including legal proceedings and claims arising out of the normal course of businesses that relate to a wide range of matters, including among others, product liability. The Company records accruals for such contingencies based upon the assessment of the probability of occurrence and, where determinable, an estimate of the liability. Management may consider many factors in making these assessments including past history, scientific evidence and the specifics of each matter. As management has not become aware of any product liability claims arising from any incident over the year, the Group has not recognized a liability for product liability claims, and no contingent liability has been recorded as of December 31, 2014 and 2013.

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

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

3.

RECENT CHANGES IN ACCOUNTING STANDARDS

In April 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity”. This guidance raises the threshold for a disposal to qualify as a discontinued operation and requires new disclosures of both discontinued operations and certain other disposals that do not meet the definition of a discontinued operation. The guidance is effective for the Company beginning in the first quarter of the fiscal year ended January 31, 2016. The Company does not expect the adoption of ASU 2014-08 to have a material impact on its financial position, results of operations or cash flows.

In May 2014, the FASB issued ASU 2014-09, creating a new Topic 606, Revenue from Contracts with Customers, to supersede the revenue recognition under current Topic 605, Revenue Recognition, and most industry-specific guidance. The core principle of the new guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. For public entities, the amendment becomes effective for annual or interim reporting periods beginning after December 15, 2016. Early adoption is not permitted. Management is currently evaluating the impact on its consolidated financial statement of adopting this guidance.

In June 2014, the FASB issued ASU 2014-12, Accounting for Share-Based Payments When the Terms of an Award Provide that a Performance Target Could Be Achieved after the Requisite Service Period, under ASC 718, Compensation – Stock Compensation. The amendment applies to all reporting entities that grant their employee share-based payments under which the terms of the award provides a performance target that affects vesting and could be achieved after the requisite service period. The amendment is effective for annual and interim periods beginning after December 15, 2015, and early adoption is permitted. The Company does not anticipate that the amendment will have a significant impact on our financial position, statement of operations or cash flow.

In November 2014, the FASB issued ASU No. 2014-16 (“ASU 2014-16”), “Derivatives and Hedging (Topic 815) — Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share is More Akin to Debt or to Equity”. ASU 2014-16 was issued to clarify how current U.S. GAAP should be interpreted in evaluating the economic characteristics and risk of a host contract in a hybrid financial instrument that is issued in the form of a share. In addition, ASU 2014-16 was issued to clarify that in evaluating the nature of a host contract, an entity should assess the substance of the relevant terms and features (that is, the relative strength of the debt-like or equity-like terms and features given the facts and circumstances) when considering how to weight those terms and features. ASU 2014-16 is effective with fiscal years beginning after December 15, 2015. Early adoption in an interim period is permitted. The Company is currently evaluating the impact of the adoption of ASU 2014-16 on its consolidated financial statements.

In January 2015, the FASB issued ASU No. 2015-01, Income Statement—Extraordinary and Unusual Items (Subtopic 225-20). This ASU eliminates the concept of extraordinary items in Accounting Standards Codification Subtopic 225-20, Income Statement—Extraordinary and Unusual Items. The standard eliminates and no longer requires that an entity recognize an unusual and infrequent event separately in the income statement as an extraordinary item, net of tax. This ASU is effective for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. The Company does not expect the impact of the adoption of ASU 2015-01 to have a material impact on its financial position, results of operations and cash flows.

In February 2015, the FASB issued ASU No. 2015-02, Consolidation—Amendments to the Consolidation Analysis (Topic 810). This ASU requires reporting entities to reevaluate whether they should consolidate certain legal entities under the revised consolidation model. This standard modifies the evaluation of whether limited partnerships and similar legal entities are variable interest entities (VIEs), eliminates the presumption that a general partner should consolidate a limited partnership, and affects the consolidation analysis of reporting entities that are involved with VIEs, especially those that have fee arrangements and related party relationships. This ASU is effective for fiscal years beginning after December 15, 2015, and for interim periods within those fiscal years. The Company is in the process of assessing the impact of the adoption of ASU 2015-02 on its financial position, results of operations and cash flows.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

4.

CASH

Cash represents cash in bank and cash on hand. Cash as of December 31, 2014 and 2013 consists of the following:

	December 31,
	2014	2013

Bank balances and cash	$8,349,867	$8,046,950

RMB is not a freely convertible currency and the remittance of funds out of the PRC is subject to the exchange restrictions imposed by the PRC government.

5.

RESTRICTED CASH

As at December 31, 2014 and 2013 the Company’s cash amounting to $6,849,705 and $7,973,955 respectively, were restricted and deposited in certain banks as collateral for irrevocable letters of credit.

6.

ACCOUNTS RECEIVABLE

The majority of the Company's sales are on open credit terms and in accordance with terms specified in the contracts governing the relevant transactions. The Company evaluates the need of an allowance for doubtful accounts based on specifically identified amounts and the management believes to be uncollectible. If actual collections experience changes, revisions to the allowance may be required. Based upon the aforementioned criteria, the Company has determined that $7,630, $235,755 and$213,457 allowance for doubtful accounts is required as of December 31, 2014, 2013 and 2012 respectively.

7.

INVENTORIES

Inventories are stated at the lower of cost (determined using the weighted average cost) or market value and are composed of the following at:

	December 31,
	2014	2013

Raw materials	$620,097	$560,507
Work-in-process	546,066	455,335
Finished goods	3,998,979	5,665,968
	$5,165,142	$6,681,810

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

8.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

Prepaid expenses and other current assets consist of the following at:

	December 31,
	2014	2013

Trade deposits to suppliers	$9,425,797	$10,318,638
Other short term advances to third parties	4,091,940	546,022
Other short term loan to related party	3,360,891	—
Utility and sundry deposits	8,532	1,085,920
Short term advances to employees	352,317	391,535
	$13,878,586	$12,342,115

The other short term advances to third parties are interest free, unsecured and repayable on demand.

The short term loan advance to related party is unsecured, interest bearing at 6.1% per annum and repayable by the end of December 2015.

9.

ACCOUNTS RECEIVABLE, NET

	December 31,
	2014	2013
Accounts receivable
-From third parties	$25,295,899	$21,252,129
-From related parties	6,757,031	5,497,761
	$32,052,930	$26,749,890

The related parties, Suzhou Tongsheng Dual Metal Material Co., Ltd and Shenzhen Tofa Complex Metal Material Co. Ltd are controlled by Chuan Tao Zheng, Chairman, CEO and Stockholder of the Company.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

10.

PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment, net consist of the following:

	December 31,
	2014	2013

Buildings	$1,143,588	$1,172,094
Plant equipment	10,352,337	10,563,593
Office equipment	216,589	215,226
Motor vehicles	848,931	846,687
	12,561,445	12,797,600
Less: Accumulated depreciation	(5,339,526)	(4,360,220)
	$7,221,919	$8,437,380

Depreciation expense for the years ended December 31, 2014, 2013 and 2012 amounted to $1,168,347, $1,088,743 and $574,252 respectively.

The buildings, plant and equipment are pledged as collateral to Shanghai Pudong Development Bank ("SPDB") for the bank loans.

TOFA has the right to use its property from 2002 to 2052 under the terms of Property Certificate issued to TOFA by the Chinese government.

11.

CONSTRUCTION IN PROGRESS

A summary of construction in progress is as follows:

	December 31,
	2014	2013

Balance beginning	$1,255,430	$1,219,884
Additions	—	—
Transfer to fixed assets	—	—
Write off	—	—
Effect of foreign exchange rate changes	(30,533)	35,546
	$1,224,897	$1,255,430

In June 2015, the Company signed a contract with a contractor to build a factory plant at a consideration of $2.4 million (RMB14.6 million). The construction work will be commenced in September 2015 and is estimated to be completed at the end of 2016.

No depreciation has been provided for construction in progress.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

12.

LAND USE RIGHT

Land use right represents prepaid lease payments to the local government in the PRC for the use of land where the Company’s production facilities are located. Land use rights have a 50-year life commencing January 1, 2007 to December 2056.

The land use right is pledged as collateral to SPDB for the bank loans granted to the Company.

Amortization expenses were $6,692, $6,724 and $6,556 for the years ended December 31, 2014, 2013 and 2012, respectively.

As of December 31, 2014, the expected amortization expense of the land use right for each of the next five years and thereafter as follows:

Year ending December 31,
2015	$6,692
2016	6,692
2017	6,692
2018	6,692
2019	6,692
Thereafter	246,135
$279,595

13.

INTANGIBLE ASSET

Intangible asset represents the following:

	December 31,
	2014	2013
Production technology
Cost	$4,883,473	$5,005,203
Less: Accumulated amortization	(2,321,260)	(1,878,602)
Net	$2,562,213	$3,126,601

Amortization expenses were $491,054, $493,389 and $481,029 for the years ended December 31, 2014, 2013 and 2012, respectively.

As of December 31, 2014, the expected amortization expense of the intangible asset for each of the next five years and thereafter as follows:

Year ending December 31,
2015	$491,054
2016	491,054
2017	491,054
2018	491,054
2019	491,054
Thereafter	106,943
$2,562,213

The Company has reviewed the recoverable amount of the production technology based on value-in-use calculations by undiscounting future cash flows and no impairment was required as of December 31, 2014, 2013 and 2012, respectively.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

14.

ACCOUNTS PAYABLE

Accounts payable consist of the following at December 31, 2014 and 2013, respectively:

	December 31,
	2014	2013

Accounts payable
-To third parties	$2,617,491	$1,272,381
-To related party	363,023	77,118
Notes payable	13,291,751	13,205,785
	$16,272,265	$14,555,284

The notes are payable on demand to Company’s creditors. The creditors have given extended credit terms secured by pledge of the Company's restricted cash. All outstanding is due within one year.

The related party, Shenzhen Tofa Complex Metal Material Co. Ltd is controlled by Chuan Tao Zheng, Chairman, CEO and Stockholder of the Company.

15.

BANK LOANS

Bank loans consist of the following:

	December 31,
	2014	2013

Short-term bank loans	$11,584,412	$12,957,657

The bank loans as outlined in the following tables are secured by mortgages on the land and buildings, other plant and equipment and personal guarantees of some directors’, related party and third parties. The proceeds of the loans were used to finance the acquisition of property, plant and equipment and working capital of the Company.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

15.

BANK LOANS (…/Cont’d)

The details of the short term bank loans outstanding as of December 31, 2014 are as follows:

Name of bank	Outstanding loan amount	Current annualized interest rate	Nature of loans	Term of loans	Collateral

China CITIC	US$1,611,707	China Central Bank benchmark annual rate of 6.00% plus 30% (equals to 7.80%)	Term loan	April 1, 2014	Related party and third party guarantees
Bank, Dalian	(RMB10,000,000)			to March 31,
Branch (“China				2015
CITIC”)

Shanghai Pudong Development Bank(“SPDB”)	US$2,265,620 (RMB14,057,266)	China Central Bank benchmark half-year rate of 6.00% plus 15% (equals to 6.90%)	Revolving loan	August 28, 2014 to August 28, 2015	Mortgages on land use right, other plant and equipment

Ping An Bank	US$2,417,562	China Central Bank benchmark annual rate of 6.00% plus 30% (equals to 7.80%)	Term loan	August 20, 2014 to August 20, 2015	Related party and third party guarantees
(“PAB”)	(RMB15,000,000)

	US$1,260,256	Annual rate of 8.16%	Export loan	May 15, 2014 to	Related party and third party guarantees
	(RMB7,819,386)			May 14, 2015

Xinhui Bank (“XHB”)	US$805,853 (RMB5,000,000)	China Central Bank benchmark half-year rate of 6.00% plus 30% (equals to 7.80%)	Term loan	November 14, 2014 to October 28, 2015	Nil

Bank of China (“BOC”)	US$3,223,414 (RMB20,000,000)	China Central Bank benchmark half-year rate of 6.00% plus 30% (equals to 7.80%)	Revolving loan	August 11, 2014 to August 10, 2015	Related party and third party guarantees

Total	US$11,584,412

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

15.

BANK LOANS (…/Cont’d)

The details of the short term bank loans outstanding as of December 31, 2013 are as follows:

Name of bank	Outstanding loan amount	Current annualized interest rate	Nature of loans	Term of loans	Collateral

China CITIC Bank, Dalian Branch (“China CITIC”)	US$1,651,882 (RMB10,000,000)	China Central Bank benchmark annual rate of 6.00% plus 30% (equals to 7.80%)	Term loan	September 5, 2013 to September 5, 2014	Related party and third party guarantees

Shanghai Pudong Development Bank(“SPDB”)	US$3,048,681 (RMB18,455,800)	China Central Bank benchmark half-year rate of 5.6% plus 30% (equals to 7.28%)	Revolving loan	March 12, 2013 to July 29, 2014	Mortgages on land use right, other plant and equipment

Ping An Bank (“PAB”)	US$2,477,824 (RMB15,000,000)	China Central Bank benchmark annual rate of 6.00% plus 30% (equals to 7.80%)	Term loan	April 9, 2013 to April 9, 2014	Related party and third party guarantees

	US$1,154,000 (RMB6,985,970)	Annual rate of 6.00%	Export loan	May 14, 2013 to May 13, 2014	Related party and third party guarantees

Xinhui bank (“XHB”)	US$825,941 (RMB5,000,000)	Annual rate of 6.75%	Term loan	November 19, 2012 to November 18, 2014	Nil

Bank of China (“BOC”)	US$3,303,764 (RMB20,000,000)	China Central Bank benchmark half-year rate of 6.00% plus 30% (equals to 7.80%)	Revolving loan	August 26, 2013 to August 25, 2014	Related party and third party guarantees

Industrial and Commercial Bank of China Limited (“ICBC”)	US$495,565 (RMB3,000,000)	China Central Bank benchmark half-year rate of 6.00% plus 30% (equals to 7.80%)	Term loan	July 12, 2013 to February 25, 2014	Mortgages on account receivable
Total	US$12,957,657

Interest expenses for the years ended December 31, 2014, 2013 and 2012 amounted to $1,278,301, $1,271,295 and $966,800, respectively.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

16.

ACCRUED LIABILITIES AND OTHER PAYABLES

Accrued liabilities and other payables consist of the following:

	December 31,
	2014	2013

Wages and welfare payables	$45,513	$166,799
Accrued expenses	213,696	182,620
Other payables	1,701,528	1,603,408
	$1,960,737	$1,952,827

Other payables consist of amounts owed by the Company to various unrelated entities that are incurred in the normal course of business operations. These liabilities do not carry any interest rate and will be repayable on demand.

17.

DUE TO RELATED PARTIES

	December 31,
	2014	2013

Shenzhen TOFA Complex Metal Material Co. Ltd (i)	$—	$166,297

(i)

This represents certain advances received by the Group from the entity for operating purpose.

The amounts due are interest free and unsecured and repayable on demand.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

18.

ORDINARY SHARES

As detailed in Note 1, in March 2011, in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, the Company issued an aggregate of 32,839,910 ordinary shares to the Victor Score's Stockholders in connection with the reverse merger.

The Company effected a 1 for 2 reverse stock split, effective May 16, 2011. After the reverse stock split, there were 17,322,805 ordinary shares outstanding. On May 16, 2011, 104,572 preference shares were converted into 10,457,195 ordinary shares. As a result, a total of 27,780,000 ordinary shares were outstanding as of May 16, 2011, December 31, 2014 and 2013.

19.

PREFERENCE SHARES

The Company is authorized to issue 781,250 shares of preference shares with such designations, voting and other rights and preferences as may be determined from time to time by the Board of Directors.

As detailed in Note 1, in March 2011, in connection with the consummation of the transactions contemplated by the Share Exchange Agreement, the Company issued 104,572 preference shares to one of the Victor Score Stockholders. Each share of these preference shares have 100 ordinary shares voting right and is convertible 100 ordinary shares. On May 16, 2011, immediately following the approval of a one-for-two reverse stock split, the preference shares were converted into 10,457,195 ordinary shares of the Company. There was no preference share issued and outstanding as of December 31, 2014 and 2013.

20.

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

As of December 31, 2014 and 2013, the statutory reserves have reached 50% of VIEs’ registered capital. No appropriation required in accordance with the PRC accounting rules and regulations.

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

21.

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

The following tables set forth the Company’s two main segments:

	Bimetallic
	composite
	wire	Wiring	Corporate	Consolidated
	products	equipment	and other	Total
Year ended December 31, 2014
Product sales	$45,187,612	$1,082,117	$—	$46,269,729
	45,187,612	1,082,117	—	46,269,729

Cost of sales	(37,052,929)	(693,739)	—	(37,746,668)
	(37,052,929)	(693,739)	—	(37,746,668)
Gross profit	8,134,683	388,378	—	8,523,061

Selling and distribution expenses	(425,012)	(110,053)	—	(535,065)
Administrative and other expenses	(1,533,796)	(882,149)	(25,616)	(2,441,561)
Operating income/(loss)	6,175,875	(603,824)	(25,616)	5,546,435
Other income	250,918	18,815	32	269,765
Interest expenses	(1,014,244)	(263,607)	(450)	(1,278,301)

Income/(loss) before income taxes	5,412,549	(848,616)	(26,034)	4,537,899
Income tax expenses	(890,957)	(17,311)	—	(908,268)

Net income/(loss)	4,521,592	(865,927)	(26,034)	3,629,631

Total assets	$66,525,740	$11,080,097	$54,220	$77,660,057

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

21.

BUSINESS SEGMENTS (…/Cont'd)

A)

Business segment reporting - by product (…/Cont'd)

	Bimetallic
	composite
	wire	Wiring	Corporate	Consolidated
	products	equipment	and other	Total
Year ended December 31, 2013
Product sales	$42,088,878	$1,569,950	$—	$43,658,828
	42,088,878	1,569,950	—	43,658,828

Cost of sales	(34,064,662)	(639,986)	—	(34,704,648)
	(34,064,662)	(639,986)	—	(34,704,648)
Gross profit	8,024,216	929,964	—	8,954,180

Selling and distribution expenses	(567,504)	(117,358)	—	(684,862)
Administrative and other expenses	(2,281,505)	(870,022)	(51,680)	(3,203,207)
Operating income/(loss)	5,175,207	(57,416)	(51,680)	5,066,111
Other income	241,273	162,943	1,191	405,407
Interest expenses	(1,154,916)	(116,374)	(5)	(1,271,295)

Income/(loss) before income taxes	4,261,564	(10,847)	(50,494)	4,200,223
Income tax expenses	(721,560)	(4,646)	—	(726,206)

Net income/(loss)	3,540,004	(15,493)	(50,494)	3,474,017

Total assets	$61,711,298	$13,254,548	$58,650	$75,024,496

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

21.

BUSINESS SEGMENTS (…/Cont'd)

A)

Business segment reporting - by product (…/Cont'd)

	Bimetallic
	composite
	wire	Wiring	Corporate	Consolidated
	products	equipment	and other	Total
Year ended December 31, 2012
Product sales	$40,753,851	$1,884,266	$—	$42,638,117
	40,753,851	1,884,266	—	42,638,117

Cost of sales	(31,718,549)	(890,784)	—	(32,609,334)
	(31,718,549)	(890,784)	—	(32,609,334)
Gross profit	9,035,302	993,482	—	10,028,783

Selling and distribution expenses	(579,079)	(303,131)	(338)	(882,547)
Administrative and other expenses	(2,043,276)	(789,816)	(163,487)	(2,996,579)
Operating income/(loss)	6,412,947	(99,465)	(163,825)	6,149,657
Other income	393,585	52,669	569	446,823
Interest expenses	(875,612)	(74,274)	(16,914)	(966,800)

Income/(loss) before income taxes	5,930,920	(121,070)	(180,170)	5,629,680
Income tax expenses	(1,072,553)	(68,370)	—	(1,140,923)

Net income/(loss)	4,858,367	(189,440)	(180,170)	4,488,757

Total assets	$53,832,719	$9,372,561	$140,098	$63,345,378

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

21.

BUSINESS SEGMENTS (…/Cont'd)

B)

Business segment reporting - by geography

As its secondary segments, the Company reports two geographical areas, which are the main market areas: PRC and foreign market. There is no single foreign country market accounting for more than 10% of total revenues for the year ended December 31, 2014, 2013 and 2012, respectively.

The following tables set forth revenues from customers of products sold by geographic segment:

	For the Years Ended December 31,
	2014	2013	2012
Geographical information:
PRC	$40,129,549	$38,431,632	$34,002,646
Others	6,140,180	5,227,196	8,635,471
	$46,269,729	$43,658,828	$42,638,117

22.

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

Victor Score is domiciled in the British Virgin Islands, the law of which does not require the company to pay any income taxes or other taxes based on income, business activity or assets.

Apex Wealth is domiciled in Hong Kong and subject to statutory profits tax of 16.5% if it incurred revenue and profits in Hong Kong.

Dalian Xinding is domiciled in PRC and subject to statutory profits tax of 25% if it incurred revenue and profits there.

TOFA and Tongda, all domiciled in PRC, are subject to PRC enterprise income tax of 15% for the year ended December 31, 2014, 2013 and 2012.

Panjin Tofa, Zhaodong Tofa and Mudanjiang are domiciled in PRC and subject to statutory profits tax of 25% if it incurred revenue and profits there.

The Company’s income tax represents the income tax expenses from VIEs. The Company’s other entities sustained losses and accordingly no income tax was provided.

	For the Years Ended December 31
	2014	2013	2012
Current tax:
PRC income tax	$908,268	$726,206	$1,140,923

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

22.

INCOME TAXES EXPENSES (…Cont’d)

The Company’s income tax for the year ended December 31, 2014, 2013 and 2012 can be reconciled to the income before income tax expenses in the statement of operations as follows:

	For the Years Ended December 31,
	2014	2013	2012

Income before tax	$4,537,899	$4,200,223	$5,629,680

Expected PRC income tax expense at statutory tax rate of 25%	$1,134,474	$1,050,055	$1,407,420
Expense/(Income) not deductible/taxable	363,417	139,751	331,170
Tax concession	(589,623)	(463,600)	(597,667)
Actual income tax expense	$908,268	$726,206	$1,140,923

In December 2008 and November 2010, TOFA and Tongda respectively were registered as the State Encouraged High and New Technology Enterprises. According to the PRC Law on Enterprise Income Tax promulgated on March 16, 2007, TOFA and Tongda are entitled to a concessionary rate of income tax at 15%. Accordingly TOFA is subject to an income tax rate of 15% in both 2014 and 2013, while Tongda has been subject to an income tax rate of 15% since January 1, 2011.

The Company’s effective income tax rate is 20.0%, 17.3%, and 20.3% for the year ended December 31, 2014, 2013 and 2012, respectively.

The Company has not recorded any deferred tax asset since the amounts are deemed immaterial. The Company has analyzed the tax positions taken or expected to be taken in its tax filings and has conclude it has no material asset related to uncertain tax positions.

23.

CONCENTRATIONS OF RISK

The Company is exposed to the following concentrations of risk:

(a)

Major customers

For the years ended December 31, 2014, 2013 and 2012, the customers who accounted for 10% or more of the Company’s revenues at the period-end are presented as follows:

	Year ended December 31, 2014

		Percentage
	Revenues	of revenues
Customer A	$9,653,177	21%
Customer B	5,993,579	13%
Customer C	5,617,895	12%
Customer D	4,570,788	10%
	$25,835,439	56%

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

23.

CONCENTRATIONS OF RISK (…/Cont’d)

	Year ended December 31, 2013

		Percentage
	Revenues	of revenues
Customer A	$6,098,923	14%
Customer B	4,753,461	11%
Customer C	4,272,985	10%
	$15,125,369	35%

	Year ended December 31, 2012

		Percentage
	Revenues	of revenues
Customer A	$6,283,257	14%
Customer B	4,764,066	11%
Customer C	4,351,667	10%
	$15,398,990	35%

All of the customers mentioned above are located in the PRC.

(b)

Major vendors

For the years ended December 31, 2014, 2013 and 2012, the customers who accounted for 10% or more of the Company’s purchases at the period-end are presented as follows:

	Year ended December 31, 2014

		Percentage
	Purchases	of purchases
Vendor A	$8,508,692	18%
Vendor B	7,281,524	16%
Vendor C	7,163,095	15%
	$22,953,311	49%

	Year ended December 31, 2013

		Percentage
	Purchases	of purchases
Vendor A	$4,543,035	28%
Vendor B	4,134,982	25%
Vendor C	3,693,719	23%
	$12,371,736	76%

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

23.

CONCENTRATIONS OF RISK (…/Cont’d)

	Year ended December 31, 2012

		Percentage
	Purchases	of purchases
Vendor A	$5,073,101	26%
Vendor B	5,055,048	25%
Vendor C	3,206,274	16%
	$13,334,423	67%

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

24.

COMMITMENTS AND CONTINGENCIES

(a)

The Company may become subject to various claims and litigation during the normal course of business. The Company vigorously defends its legal position when these matters arise. The Company is neither a party to, nor the subject of, any material pending legal proceeding.

(b)

On October 12, 2010, Dalian Xinding, a subsidiary of the Company, entered into the Loan Agreements with the stockholders of TOFA and Tongda respectively. Pursuant to Loan Agreements, Dalian Xinding committed to provide an interest free loan to the stockholders of TOFA and Tongda as consideration for repayment of debt incurred by them in establishing TOFA and Tongda. The Company has a ten year commitment of $3.3 million. As of December 31, 2014, the Company has not lent any funds.

(c)

Rental expense amounted to $94,348 (RMB582,174) and $120,203 (RMB738,200) for the year ended December 31, 2014 and 2013 respectively. The total future minimum lease payments under non-cancellable operating leases with respect to premises as of December 31, 2014 are payable as follows:

Year Ended December 31,	Rental
2015	$165,206
2016	160,344
2017	155,483
2018	155,483
2019	155,483
Over five years	-
$791,999

TODA INTERNATIONAL HOLDINGS INC. AND SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(IN US DOLLARS)

25.

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

As of December 31, 2014, there were no material contingencies, significant provisions for long-term obligations, or guarantees of the Company, except as separately disclosed in the Company’s Consolidated Financial Statements.

CONDENSED BALANCE SHEETS

	December 31,
	2014	2013
Assets
Current assets
Investments in subsidiaries	$46,500,302	$44,514,696
Total assets	$46,500,302	$44,514,696

Liabilities and Stockholders’ equity
Current liabilities
Accrued expenses and other payables	$32,546	$32,546
Total liabilities	$32,546	$32,546
Total stockholders’ equity	46,467,756	44,482,150
Total liabilities and stockholders’ equity	$46,500,302	$44,514,696

CONDENSED STATEMENT OF INCOME

	For the Years Ended December 31,
	2014	2013	2012

General and administrative expenses	$—	$—	$(180,170)
Equity income of subsidiaries	3,121,387	3,474,017	4,668,927
Net income	$3,121,387	$3,474,017	$4,488,757

CONDENSED STATEMENT OF CASH FLOWS

	For the Years Ended December 31,
	2014	2013	2012

Net cash used in operating activities	$—	$—	$(14,338)
Net cash provided by investing activities	—	—	—
Net cash provided by financing activities	—	(50,158)	—
Cash as January 1	—	50,158	64,496
Cash as of December 31	$—	$—	$50,158

26.

COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year’s presentation.